NORTHROP GRUMMAN

DEFINING THE FUTURE



Our vision is to be the most trusted provider of systems and technologies that ensure the security and freedom of our nation and its allies.

2007 ANNUAL REPORT



and promote operating improvements and better utilization of capabilities and resources. Our customers have expressed their support for these realignments.

In January, 2008, we combined our Gulf Coast and Newport News shipbuilding operations into the new Northrop Grumman Shipbuilding sector, further enhancing our world-class shipbuilding enterprise and providing an integrated interface and full range of capabilities to our customers. This action enables us to more efficiently utilize our assets, deploy our shipbuilders, and invest for the future to meet our customers' needs.

We also announced in January 2008 that our missiles business, which includes our Intercontinental Ballistic Missile and Kinetic Energy Interceptor programs and the Missile Engineering Center, will now report as part of the Space Technology sector. The transfer will enhance our company's overall support to our Air Force and Missile Defense Agency customers, optimize our capabilities and resources, and drive operating improvements. The realignment of our missiles business now allows us to intensify the focus of our Mission Systems sector on our rapidly growing C4ISR business. This change will be effective July 1, 2008.

Throughout 2007, we continued to emphasize our commitment to improve our performance by strengthening program management oversight and processes, increasing discipline around bid and contract negotiations with strengthened threshold criteria, and driving cost competitiveness through process improvements. We established a new Enterprise Shared Services organization whose charter is to deliver high quality enterprise-wide services to our sectors at competitive costs. We also established a new Office of Corporate Responsibility and a new Customer Relations organization.

LOOKING TO THE FUTURE

We're pleased to have met or exceeded our commitments for 2007, and we are accelerating our efforts on improvement opportunities going forward. We're excited about our business portfolio and its close alignment with our customers' needs for the future. Our programs are well supported in the FY 2008 budget as well as the President's proposed budget for FY 2009. We have identified three significant longer-range strategic priorities in support of our defense and security customers: assuring U.S. military dominance; successfully confronting terrorism and irregular warfare; and securing the common infrastructure of our nation and our allies, including borders and ports, the physical infrastructure, the environment, and cyberspace. Northrop Grumman is highly competitive in each of these strategic arenas, and will continue to invest in the human talent and technology to shape the future.

For our shareholders, we continue to be keenly focused on increasing shareholder value through our balanced cash deployment strategy, including competitive dividends, share repurchases and investments for the future. We continually evaluate our portfolio of businesses and consider both acquisitions to accelerate our growth as well as divestures that may improve our focus and enhance our value. We continue to focus on growing sales, expanding margins, increasing EPS and further improving cash performance. At our recent investor conference, we provided targets for 2012 of $42 billion in sales, 10 percent operating margin, $8.00 earnings per share and a significant increase in free cash flow, all highlighting our confidence in the future success of our company.

Our progress could not have been possible without the engaged support of your Board of Directors. This May marks the retirement of Philip A. Odeen, who served as a valued director of the company since 2003. We greatly appreciate Phil's many contributions, and wish him well in his retirement.

Finally, we wish to thank the 120,000 men and women of Northrop Grumman who stand committed to provide our customers the very best systems, technologies and programs possible to ensure the security of our nation and its allies. We will continue to strive to be the workplace of choice for our current and prospective employees. And we commit to you, our shareholders, continued outstanding stewardship of your investment in Northrop Grumman.

RONALD D. SUGAR
Chairman
and Chief Executive Officer

WESLEY G. BUSH
President
and Chief Operating Officer

April 9, 2008

Selected Financial Highlights

SALES
($ in millions)


04
$28,877
05
$29,978
06
$30,113
07
$32,018

OPERATING MARGIN
($ in millions)


04
$1,985
05
$2,200
06
$2,464
07
$3,006

FREE CASH FLOW
($ in millions)


04
$1,264
05
$1,804
06
$942
07
$2,068

EPS
($)


04
$2.96
05
$3.84
06
$4.46
07
$5.16

ANNUALIZED DIVIDEND
(per common share)


04
$0.89
05
$1.01
06
$1.16
07
$1.48

CUMULATIVE SHARE REPURCHASES
($ in billions)


04
$1.0
05
$2.2
06
$3.0
07
$4.2

Dear Fellow Shareholders:

In our letter to you last year, we talked about our commitment to raising the bar on our company's financial performance, and we're pleased to report that 2007 was a record-setting year for Northrop Grumman in every key financial performance measure.

RECORD-SETTING FINANCIAL RESULTS

For 2007, we achieved record sales, operating margin, earnings per share, cash from operations, free cash flow and total backlog. We continue to build on the positive trends we've demonstrated over the last several years.

A BALANCED CASH DEPLOYMENT STRATEGY

Our strong financial performance has enabled us to take several actions that enhanced shareholder value as we continue to execute our balanced cash deployment strategy. In 2007 we increased the dividend by 23 percent, the fourth double-digit increase in as many years. We also invested $1.2 billion in share repurchases and, in December, our board approved an additional $2.5 billion share repurchase authorization, our largest to date, representing approximately 9 percent of shares outstanding. Our company has now authorized the repurchase of $6.7 billion of its common stock since 2003 and has completed the repurchase of approximately 69 million shares for $4.2 billion through the end of 2007. We also improved our net debt to total capital ratio to 14 percent, achieving the highest credit rating in the company's history.

During the year we invested for the future through our capital expenditures as well as the acquisition of Essex Corporation. The Essex acquisition has enhanced our capabilities and participation in the rapidly growing intelligence business. We also acquired Xinetics and the remaining interest in Scaled Composites and we restructured our AMSEC joint venture, bringing approximately half of that organization under our Shipbuilding operations.

CAPTURING SIGNIFICANT NEW BUSINESS

Throughout 2007 we received approximately $35 billion in new business awards. In particular, our Information & Services business demonstrated very strong growth in 2007, with sales growing 11 percent and expanding its total backlog to $21.7 billion.

We're especially encouraged by several trends we've observed. First, our technology continues to be a key differentiator. We won significant competitive awards including the U.S. Navy's Unmanned Combat Air System Carrier Demonstration (UCAS-D), the U.S. Air Force's Global Positioning System (GPS) Next Generation Operational Control Segment (OCX) and the U.S. Marine Corps' Ground/Air Task Oriented Radar (G/ATOR). We were also awarded a U.S. Postal Service contract to further automate mail handling.

Second, we were awarded several contracts in 2007 that promise to lead to very long production runs, including the U.S. Navy's E-2D Advanced Hawkeye and the U.S. Air Force's F-35 Lightning II. The U.S. Air Force also awarded Northrop Grumman funding for the next production lot of the Global Hawk unmanned aerial system. The U.S. Navy awarded the company large contracts for construction of the LHA 6 amphibious assault ship and a ninth *San Antonio*-class amphibious transport dock ship, the *Somerset* (LPD 25). And early in 2008 we received from the U.S. Navy the next increment of design and advance construction funding for the first *Gerald R. Ford*-class aircraft carrier, CVN 78, as well as funding for the construction of DDG 1001, our first *Zumwalt*-class destroyer.

Third, the company saw an upturn in international business. The German Ministry of Defense awarded us, along with joint venture partner EADS, a contract for the Euro Hawk unmanned surveillance and reconnaissance system. The company's Electronics sector, where most of our international business resides, received a contract to build the Multi-role Electronically Scanned Array (MESA) radar for Korea. Electronics' awards in 2007 included 25 percent from international and foreign military sales.

Finally, we continue to be very successful across the corporation in winning competitive awards in the intelligence and restricted arenas.

U.S. AIR FORCE KC-45 TANKER WIN

In early 2008, the U.S. Air Force selected Northrop Grumman to provide the KC-45 aerial refueling tanker for the KC-135 tanker replacement program. This strategic win reinforces Northrop Grumman's position as an aircraft prime contractor to the Air Force. The potential value of the ultimate purchase of 179 tanker aircraft is approximately $35 billion. Based on the highly successful A330 commercial jetliner produced by our teammate, EADS, the Northrop Grumman KC-45 tanker will be the most capable and versatile tanker ever built. The unsuccessful bidder has filed an appeal of this award to the U.S. Government Accountability Office, and we look forward to a speedy and favorable resolution of the protest.

PORTFOLIO ALIGNMENT

Northrop Grumman recently executed a number of organizational realignments that enhance our support to our customers

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 1-16411

NORTHROP GRUMMAN CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-4840775**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1840 Century Park East, Los Angeles, California 90067 (310) 553-6262
www.northropgrumman.com
(Address and telephone number of principal executive offices and internet site)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 par value	New York Stock Exchange
Series B Convertible Preferred Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the common stock (based upon the closing price of the stock on the New York Stock Exchange) of the registrant held by non-affiliates was approximately $26,763 million.

As of February 19, 2008, 337,919,384 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Northrop Grumman Corporation's Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

NORTHROP GRUMMAN CORPORATION

Table of Contents

PART III

PART IV

PART I

Item 1. Business

HISTORY AND ORGANIZATION

History

Northrop Grumman Corporation ("Northrop Grumman" or the "company") is an integrated enterprise consisting of many formerly separate businesses that cover the entire defense spectrum, from undersea to outer space and into cyberspace. The companies that have become part of today's Northrop Grumman achieved historic accomplishments, from transporting Charles Lindbergh across the Atlantic to carrying astronauts to the moon's surface and back.

The company was originally formed in California in 1939 and was reincorporated in Delaware in 1985. From 1994 through 2002, the company entered a period of significant expansion through acquisitions of other businesses, most notably:

- In 1994, Northrop Corporation acquired Grumman Corporation (Grumman) and was renamed Northrop Grumman. Grumman was a premier military aircraft systems integrator and builder of the Lunar Module that first delivered men to the surface of the moon.
- In 1996, the company acquired the defense and electronics businesses of Westinghouse Electric Corporation, a world leader in the development and production of sophisticated radar and other electronic systems for the nation's defense, civil aviation, and other international and domestic applications.
- In 1997, the company acquired Logicon, a provider of military and commercial information systems and services that met the needs of its national defense, civil and industrial customers.
- In 1999, the company acquired Teledyne Ryan (Ryan), a business unit of Allegheny-Teledyne, a world leader in the design, development and manufacture of unmanned airborne reconnaissance, surveillance, deception and target systems. In 1927, Ryan produced the *Spirit of St. Louis*, which Charles Lindbergh flew across the Atlantic. Ryan was also a pioneer in the development of Unmanned Aerial Vehicles (UAVs).
- In 2001, the company acquired Litton Industries (Litton), a global electronics and information technology enterprise, and one of the nation's leading full-service design, engineering, construction, and life cycle supporters of major surface ships for the United States (U.S.) Navy, U.S. Coast Guard, and international navies.
- Also in 2001, Newport News Shipbuilding (Newport News) was added to the company. Newport News is the nation's sole designer, builder and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines.
- In 2002, Northrop Grumman acquired the space and mission systems businesses of TRW, a leading developer of military and civil space systems and satellite payloads, as well as a leading global integrator of complex, mission-enabling systems and services.

The acquisition of these and other businesses have shaped the company into its present position as a premier provider of technologically advanced, innovative products, services and solutions in information and services, aerospace, electronics and shipbuilding. As prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and commercial technology programs in the U.S. and abroad. The company conducts most of its business with the U.S. Government, principally the Department of Defense (DoD). The company also conducts business with local, state, and foreign governments and domestic and international commercial customers. For a description of the company's foreign operations, see Risk Factors in Part I, Item 1A.

NORTHROP GRUMMAN CORPORATION

Organization

The company is aligned into seven reportable segments categorized into four primary businesses. The Mission Systems, Information Technology, and Technical Services segments are presented as Information & Services. The Integrated Systems and Space Technology segments are presented as Aerospace. The Electronics and Ships segments are each presented as separate businesses. Newport News and Ship Systems are aggregated and reported as the Ships business in accordance with the provisions of Statement of Financial Accounting Standards No. 131 – *Disclosures about Segments of an Enterprise and Related Information.*

The company, from time to time, acquires or disposes of businesses, and realigns contracts, programs or business areas among and within its operating segments that possess similar customers, expertise, and capabilities. These realignments are designed to more fully leverage existing capabilities and enhance development and delivery of products and services. For a description of material business dispositions that occurred during 2007, see Note 5 to the consolidated financial statements in Part II, Item 8. In January 2007, certain programs and business areas were transferred among Information Technology, Mission Systems, Space Technology, and Technical Services. The business descriptions below and operating results for all periods presented have been revised to reflect these changes made through December 31, 2007.

Subsequent Realignments – In January 2008, the Newport News and Ship Systems sectors were realigned into a single segment called Northrop Grumman Shipbuilding to enable the company to more effectively utilize its shipbuilding assets and deploy its talented shipbuilders, processes, technologies, production facilities and planned capital investment to meet customer needs. This realignment had no impact on the company's consolidated financial position, results of operations, cash flows, or segment reporting.

Also in January 2008, the company announced the transfer of certain programs and assets from the Mission Systems segment to the Space Technology segment, effective July 1, 2008. This transfer will allow Mission Systems to focus on the rapidly growing command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) business, and the missiles business will be an integrated element of the company's Aerospace business growth strategy. In addition, certain Electronics businesses were transferred to Mission Systems effective January 2008. The transfer of these businesses is not expected to have a material effect on the company's consolidated financial position, results of operations, or cash flows.

These subsequent realignments have not been reflected in any of the accompanying financial information.

INFORMATION & SERVICES

Mission Systems

The Mission Systems segment, headquartered in Reston, Virginia, is a leading global systems integrator of complex, mission-enabling systems for government, military, and commercial customers. The segment consists of three areas of business: Command, Control and Communications (C3); Intelligence, Surveillance, and Reconnaissance (ISR); and Missile Systems.

Command, Control and Communications – C3 supports the DoD, aerospace prime contractors, and other customers. Offerings include operational and tactical command and control systems; communications solutions and network management; tactical data link communications products and integration; network services; software defined radios; decision support and management information systems; system engineering and integration; land forces and global combat support; intelligence support to operations, mission planning and management applications; critical infrastructure security and force protection; logistics automation; robotic systems; homeland security solutions; naval systems engineering support and integration; and command centers integration.

Intelligence, Surveillance and Reconnaissance – ISR supports the Intelligence Community, the DoD, and other federal agencies. Offerings include large systems integration; net-centric signals intelligence; airborne reconnaissance; payload control; tasking and collection; satellite ground stations; data collection and storage; information analysis and knowledge integration; computer network operations; information operations and information assurance; analysis and visualization tools; environmental and weather systems; special intelligence; and sustainment services.

NORTHROP GRUMMAN CORPORATION

Missile Systems – Missile Systems supports the Air Force Intercontinental Ballistic Missile (ICBM) Program, the U.S. Ballistic Missile Defense System, the Missile Defense Integration Operations Center, and the Kinetic Energy Interceptors (KEI) program in support of the U.S. Air Force, the U.S. Army, the Missile Defense Agency, and other aerospace prime contractors. Offerings include battle management, command, control, communications (BMC3) and fire control systems; air and missile system engineering and integration; modeling and simulation; program management; system test and integration; development and deployment; missile system sustainment and modernization services; warfighter operations; and development and test activities for boost phase and midcourse intercept for the global layered missile defense system.

Information Technology

The Information Technology segment, headquartered in McLean, Virginia, consists of four areas of business: Intelligence; Civilian Agencies; Commercial, State & Local; and Defense.

Intelligence – Intelligence provides information technology (IT) systems, services and solutions primarily to the U.S. Intelligence Community, which includes customers in national agencies, defense, homeland security, and other agencies at the federal, state and local level. This business area also collaborates with other Information Technology business areas by providing specialized technology solutions in areas such as information security, secure wireless communications, secure cross agency information-sharing and geospatial information systems. Services and solutions span the entire mission life cycle from requirements and technology development through processing and data analysis to information delivery.

Civilian Agencies – Civilian Agencies provides IT systems, services and solutions primarily for federal civilian agencies, as well as government and commercial healthcare customers. Civilian Agencies customers include the departments of Homeland Security, Treasury, Justice, Transportation, State, Interior, and the U.S. Postal Service. Homeland Security offerings include secure networking, criminal justice systems, and identity management. Healthcare customers include the Department of Health and Human Services, DoD Health Affairs, the Centers for Disease Control and Prevention, the Food and Drug Administration, the Department of Veterans Affairs, and a number of pharmaceutical manufacturers. Healthcare offerings include enterprise architecture, systems integration, infrastructure management, document management, human capital management, case management, and specialized health IT solutions in electronic medical records pertaining to public health, life sciences, disease surveillance, benefits, and clinical trials research.

Commercial, State & Local – Commercial, State & Local provides IT systems, services and solutions primarily for state and local agencies and commercial customers. The commercial business centers on managed IT services both as a prime contractor and partner in addition to specialized solutions that address specific business needs. The state and local focus includes public safety, secure wireless solutions, human services, and managed IT services. This business area provides IT outsourcing services on a "service level agreement" basis, where contractual terms are based on infrastructure volume and service levels. Services include management of data centers, networks, desktops, storage, security, help desk, and applications. Specialized state and local offerings include systems for police/fire/medical emergency dispatch, public safety command centers, biometric identification, and human services.

Defense – Defense provides IT systems, services and solutions to all elements of the DoD including the Air Force, Navy, Army, Marines, the Office of the Secretary of Defense, and the Unified Combatant Commands. Offerings include business applications and systems integration related to human capital and business management, logistics, transportation, supply chain, and combat systems support. Other offerings consist of information technology and network infrastructures, including modernization, architecture, design and capacity modeling. Defense also provides solutions and services for defense technology laboratories and research and development centers, system program offices, operational commands, education and training commands, test centers, and other defense agencies.

NORTHROP GRUMMAN CORPORATION

Technical Services

The Technical Services segment, headquartered in Herndon, Virginia, provides infrastructure management and maintenance, training and preparedness, and logistics and life cycle management in a wide array of operating environments. The segment consists of three areas of business: Systems Support; Training and Simulation; and Life Cycle Optimization and Engineering.

Systems Support – Systems Support provides infrastructure and base operations management, including base support and civil engineering work, military aerial and ground range operations, support functions which include space launch services, construction, combat vehicle maintenance, protective and emergency services, and range-sensor-instrumentation operations. Primary customers include the Department of Energy, the DoD, the National Aeronautics and Space Administration (NASA), the Department of Homeland Security, and the U.S. Intelligence community, in both domestic and international locations.

Training and Simulation – Training and Simulation provides realistic and comprehensive training to senior military leaders and peacekeeping forces, designs and develops future conflict training scenarios, and provides U.S. warfighters and international allies with live, virtual, and constructive training programs. This business area also offers diverse training applications ranging from battle command to professional military education. Primary customers include the DoD, Department of State and Department of Homeland Security.

Life Cycle Optimization and Engineering – Life Cycle Optimization and Engineering provides complete life cycle product support and weapons system sustainment. This business area is focused on providing Performance Based Logistical support to the warfighter including supply chain management services, warehousing and inventory transportation, field services and mobilization, sustaining engineering, maintenance, repair and overhaul supplies, and on-going weapon maintenance and technical assistance. The group specializes in rebuilding essential parts and assemblies. Primary customers include the DoD as well as international military and commercial customers.

AEROSPACE

Integrated Systems

The Integrated Systems segment, headquartered in El Segundo, California, designs, develops, produces, and supports fully missionized integrated systems and subsystems in the areas of battlespace awareness, command and control systems, integrated combat systems, and airborne ground surveillance. The segment is organized into the following areas of business: Integrated Systems Western Region (ISWR) and Integrated Systems Eastern Region (ISER).

Integrated Systems Western Region – The principal manned vehicle programs in ISWR are subcontractor work on the F/A-18 and F-35 programs and prime contract work on the B-2 program and the Multi-Platform Radar Technology Insertion Program (MP-RTIP). For the F/A-18, ISWR is responsible for the full integration of the center and aft fuselage and vertical tail sections and associated subsystems. For the F-35, ISWR is responsible for the detailed design and integration and production of the center fuselage and weapons bay, systems engineering, mission system software, autonomic logistics and global sustainment, ground and flight test support, signature/low observables development, and support of modeling and simulation activities. ISWR is the prime systems integration contractor for the MP-RTIP, which will provide advanced radar capabilities for the Global Hawk UAV and potential future Wide Area Surveillance (WAS) platform. ISWR is working on a radar and avionics upgrade program for the B-2 bomber and is a prime integrator for all logistics support activities including program depot maintenance.

The principal unmanned vehicle programs at ISWR are the Global Hawk, the Naval Unmanned Combat Air System (N-UCAS), Aerial Targets, and the Fire Scout. ISWR is the prime contractor for these product lines with the exception of the Army version of Fire Scout for Future Combat Systems (FCS). The Global Hawk is a high altitude long endurance unmanned aerial reconnaissance system. N-UCAS is a development/demonstration program that will design, build and test two demonstration vehicles that will conduct a carrier demonstration. The technology demonstrations are to show carrier control area operations, catapult launch, and an arrested landing of a low observable unmanned aerial combat vehicle. Aerial Targets has two primary models, the BQM-74 and the BQM-34 and is the prime contractor on multiple domestic and international contracts. Fire Scout is a vertical takeoff and landing tactical UAV system in development and consists of two versions – the Vertical Takeoff and Landing Unmanned Air Vehicle (VTUAV) for the U.S. Navy and the FCS Class IV UAV for the U.S. Army.

Integrated Systems Eastern Region
Airborne Early Warning and Battle Management Command & Control-Navy (AEW & BMC2) – AEW & BMC2's principal products include the E-2C Hawkeye and E-2D Advanced Hawkeye aircraft (currently in the system development and demonstration (SDD) phase of development and Pilot Production). The Hawkeye is the U.S. Navy's airborne battle management command and control mission system platform providing airborne early warning detection, identification, tracking, targeting, and communication capabilities. The company is currently performing on a follow-on multi-year contract for eight E-2C aircraft to be delivered to the U.S. Navy through 2009 (two aircraft delivered in 2006 and two aircraft delivered in 2007). The company is developing the next generation capability including radar, mission computer, vehicle, and other system enhancements called the E-2D Advanced Hawkeye under an SDD contract with the U.S. Navy. Pilot Production of three aircraft was authorized in 2007 and long lead funding for the first lot of Low Rate Initial Production (three aircraft) was received in December 2007.

Intelligence, Surveillance, Reconnaissance & Battle Management Command & Control – Air Force (ISR & BMC2-AF) – ISR & BMC2-AF is the prime contractor on the Joint Surveillance Target Attack Radar System (Joint STARS) program. Joint STARS detects, locates, classifies, tracks, and targets potentially hostile ground movement in all weather conditions. It is designed to operate around the clock in constant communication through secure data links with U.S. Air Force command posts, U.S. Army mobile ground stations, or centers for military analysis far from the point of conflict. The Joint STARS program is currently developing performance upgrades and retrofits under an ongoing Systems Improvement Program. Fleet sustainment is performed through the Total Systems Support contract currently in its eighth fiscal year. In February 2007, an initial non-recurring contract was awarded to re-engine the fleet of nineteen aircraft with modern, more reliable, powerful and fuel efficient engines. Follow-on nonrecurring efforts and recurring contract awards are expected in 2008. Following the customer's decision in 2007 not to fund the E-10A Technology Demonstration Development Program, a one-year Mission Execution Program study contract was awarded that will leverage the E-10A analysis and design concepts for the Joint STARS platform.

Electronic Support & Attack Solutions (ES & AS) – ES & AS' principal products include the EA-6B (Prowler) and the electronic attack system for the EA-18G aircraft. The Prowler is currently the armed services' only offensive tactical radar jamming aircraft. ES & AS has developed the next generation mission system for this aircraft under the Increased Capacity (ICAP) III contract and has completed the final test and evaluation phase. The company completed the low-rate initial production for ICAP III Kits during 2006, and was awarded a follow-on contract for ICAP III Kits & Spares, with deliveries commencing in 2007. In addition, the company is performing on a contract to incorporate the ICAP III mission system into an F/A-18 platform, designated the EA-18G. Integrated Systems is the principal subcontractor to Boeing for this program, which is currently in the SDD phase. Northrop Grumman has been authorized to begin production of Low Rate Initial Production units.

Maritime & Tactical Systems – The principal programs include the Littoral Combat Ship Mission Package Integration contract and Mine Counter Measures contracts with multiple customers that focus on detecting and neutralizing in-land, coastal and water surface/subsurface mines.

Space Technology
The Space Technology segment, headquartered in Redondo Beach, California, develops a broad range of systems at the leading edge of space, defense, and electronics technology. The segment provides products primarily to the U.S. Government that are critical to the nation's security and leadership in science and technology. In October 2007, Space Technology realigned its organizational structure to better position itself with its customer base for

future growth. Products and services are grouped into the following business areas: Civil Systems; Military Systems; National Systems; and Technology & Emerging Systems.

Civil Systems – The Civil Systems business area produces and integrates space-based systems, instruments, and services primarily for NASA, the National Oceanic and Atmospheric Administration, and other governmental agencies. These systems are primarily used for space science, earth observation and environmental monitoring, and exploration missions. A variety of systems and services are provided, including mission and system engineering services, satellite and instrument systems, mission operations, and propulsion systems. Major programs include National Polar-orbiting Operational Environmental Satellite System (NPOESS), the James Webb Space Telescope (JWST), and the legacy Chandra space telescope and Earth Observing System programs.

Military Systems – Military Systems produces and integrates spiral development programs and operational programs associated with the U.S. Air Force, Missile Defense Agency, and other military customers. Responsibilities include study design, build integration, launch, and operations of major U.S. military space systems. Programs include the Advanced Extremely High Frequency (AEHF) payload, Transformational Satellite (TSAT) communications system, Space Tracking and Surveillance System (STSS), and the communication payload for the legacy Milstar program, currently in operation. The Defense Support Program (DSP) is also part of this business area, and has been monitoring ballistic missile launches for the U.S. Air Force for decades.

National Systems – The National Systems business area gives the nation's monitoring systems a global reach and enhanced national security. Addressing requirements in space-based intelligence, surveillance, and reconnaissance systems, National Systems provides mission and system engineering, satellite systems, and mission operations. Customers are predominantly restricted, as are the major programs.

Technology & Emerging Systems – Technology & Emerging Systems consists of government funded research and development contracts in support of the three business areas above. In addition, it includes the Airborne Laser (ABL), other directed energy programs and advanced concepts programs.

ELECTRONICS

The Electronics segment, headquartered in Linthicum, Maryland, designs, develops, produces, integrates, and supports high performance sensors, intelligence processing, and navigation systems operating in all environments from undersea to outer space and cyberspace. It also develops, produces, integrates, and supports power, power control, and ship control systems for commercial and naval ships in domestic and international markets. In select markets it performs as a prime contractor, integrating multiple subsystems to provide complete systems to meet customers' solution requirements. The segment is composed of five areas of business: Aerospace Systems; Defensive Systems; Government Systems; Naval & Marine Systems; and Navigation Systems.

Aerospace Systems – Aerospace Systems provides sensors, sensor processing, integrated sensor suites, and radar countermeasure systems for military surveillance and precision-strike; missile tracking and warning; space satellite applications; and radio frequency electronic warfare. Fire control radars include systems for the F-16, F-22, F-35 and B-1B. Navigation radars include commercial and military systems for transport and cargo aircraft. Surveillance products include the Airborne Warning and Control System (AWACS) radar, the 737 Multi-Role Electronically Scanned Array (MESA) radar, the Multi-Platform Radar Technology Insertion Program (MP-RTIP, the ship-board Cobra Judy Replacement (CJR) radar, and multiple payloads on the P-8A. Space satellite products include the Space-Based Infrared Surveillance (SBIRS) program, payloads for restricted programs, the Defense Meteorological Satellite Program (DMSP), NPOESS, and the DSP. Radio frequency electronic warfare products include radar warning receivers, self-protection jammers, and integrated electronic warfare systems for aircraft such as the EA-6B, EA-18, F-16 and F-15.

Defensive Systems – Defensive Systems provides systems that support combat aviation by protecting aircraft and helicopters from attack, by providing capabilities for precise targeting and tactical surveillance, by improving mission availability through automated test systems and by improving mission skills through advanced simulation systems. It also provides systems that support land forces. Aircraft and helicopter protection systems include infrared detection and countermeasures systems to defeat shoulder-launched and infrared-guided missiles. Targeting systems include lasers for target designation and image processing and sensor applications, and the LITENING pod system to detect and designate targets for engagement by precision weapons in aircraft such as the F-16 and F/A-18. Test systems include systems to test electronic components of combat aircraft on the flight line and in repair facilities. Land force systems include precision guided munitions for artillery and UAV delivery, night vision goggles, laser designators, weapon sights, tactical radars for warning of missile and artillery attack, and fire control radars for helicopters. Defensive Systems also provides standard simulators for use on test ranges and training facilities to emulate threats of potential adversaries.

Government Systems – Government Systems provides products and services to meet the needs of governments for improvements in the effectiveness of their civil and military infrastructure and of their combat and counter-terrorism operations. This includes systems and systems integration of products and services for postal automation, for the detection and alert of Chemical, Biological, Radiological, Nuclear and Explosive (CBRNE) material, for homeland defense, communications, and air traffic management, and for multi-sensor processing and analysis for combat units and national agencies of data from ISR systems. Key programs include: Advanced Flat Sorting Machines; International Sorting Centers; U.S. Postal Service bio-detection systems; national level communications, information processing and air defense systems for international customers; unattended ground sensors; the ISR Distributed Common Ground System for the U.S. military services and national agencies; and deployed ISR and persistent surveillance processing systems.

Naval & Marine Systems – Naval and Marine Systems provides major subsystems and subsystem integration for sensors, sensor processing, missile launching, ship controls and power generation. It provides systems to military surface and subsurface platforms, and bridge and machinery control systems for commercial maritime applications. Principal programs include: radars for navigation; radars for gun fire control and cruise missile defense; bridge management and control systems; power generation systems for aircraft carriers; power and propulsion systems for the Virginia Class submarine; launch systems for Trident submarines and the KEI program; the Advanced SEAL Delivery System mini-submarine; and unmanned semi-autonomous naval systems.

Navigation Systems – Navigation Systems provides advanced navigation, identification of friend or foe and avionics systems for military and commercial applications. Its products are used in commercial space and aircraft; in military air, land, sea, and space systems; and in both U.S. and international markets. Its subsidiaries, LITEF Germany and Northrop Grumman Italia, are leading European inertial sensors and systems suppliers. Key programs and applications include: integrated avionics for the U.S. Marine Corps attack and utility helicopters and U.S. Navy E-2 aircraft; military navigation and positioning systems for the F-16 fighter, F-22A fighter/attack aircraft, Eurofighter, and U.S. Navy MH-60 helicopter; navigation systems for commercial aircraft; navigation systems for military and civil space satellites and deep space exploration; identification of friend-or-foe transponders and interrogators; and systems for the C-17 aircraft, Eurofighter and MH-60 helicopter. Navigation Systems also develops and produces fiber-optic acoustic systems for underwater surveillance for Virginia Class submarines and the AN/TYQ-23 multi-service mobile tactical command centers for the U.S. Marine Corps and U.S. Air Force.

SHIPS

The Ships segment includes the following areas of business: Aircraft Carriers; Expeditionary Warfare; Surface Combatants; Submarines; Coast Guard & Coastal Defense; Fleet Support; and Services, Commercial & Other.

Aircraft Carriers – Ships is the nation's sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers. The U.S. Navy's newest carrier, the *USS Ronald Reagan*, was delivered to the fleet in May 2004. Construction on the last carrier in the Nimitz class, the *George H. W. Bush*, continues. The *Bush* christening occurred in the fall of 2006 and delivery to the U.S. Navy is expected in late 2008. Advanced design and preparation continues for the new generation carrier, Ford class, which will incorporate transformational technologies that will result in manning reductions, improved war fighting capability, and a new nuclear propulsion plant design. The construction award for the first ship of the Ford class, the *Gerald R. Ford*, is expected in mid 2008. The company also provides ongoing maintenance for the U.S. Navy aircraft carrier fleet through overhaul, refueling, and repair work. Ships is currently performing the refueling and complex overhaul of the *USS Carl Vinson* with redelivery to the U.S. Navy anticipated in early 2009. Planning for the *USS Theodore Roosevelt* refueling and complex overhaul began in the fall of 2006 and the ship is expected to arrive at Newport News, Virginia in the fall of 2009.

Expeditionary Warfare – Expeditionary Warfare programs include the design and construction of amphibious assault ships for the U.S. Navy, including the WASP LHD 1 class and the San Antonio LPD 17 class. Ships is the sole provider for the LHD class of large-deck, 40,500-ton multipurpose amphibious assault ships, which serve as the centerpiece of an Amphibious Ready Group. Currently, the LHD 8 is under construction and is a significant upgrade from the preceding seven ships of its class. The design and production of the LHD 8 is a $1.9 billion program with delivery scheduled for late 2008. In 2007, the construction contract for LHA 6, the first in a new class of enhanced amphibious assault ships, was awarded. The ship is scheduled for delivery in 2012. Ships is also the sole provider of the LPD 17 class of ships, which function as amphibious transports. The initial three ships were delivered in 2005, 2006, and 2007, and five LPD 17 ships are currently under construction. In December 2007, the construction award for the ninth ship was received.

Surface Combatants – Surface Combatants includes the design and construction of the Arleigh Burke DDG 51 class Aegis guided missile destroyers, and the design of DDG 1000 (previously DD(X)), the Navy's future transformational surface combatant class. Ships is one of two prime contractors designing and building DDG 51 class destroyers, which provide primary anti-aircraft and anti-missile ship protection for the U.S. Navy fleet. Four Arleigh Burke class destroyers are currently under construction. In 2006, Ships was awarded Phase IV detail design & long lead construction funding for the initial DDG 1000. The contract calls for an equal split of ship detail design efforts between the company and Bath Iron Works, a wholly owned subsidiary of General Dynamics Corporation. The construction award for the initial ship is anticipated in the first half of 2008. The advanced technologies developed on DD(X) Phase III are being incorporated into DDG 1000 and are anticipated to be incorporated into the next generation guided missile cruiser CG(X).

Submarines – Northrop Grumman is one of only two U.S. companies capable of designing and building nuclear-powered submarines. In February 1997, the company and Electric Boat, a wholly owned subsidiary of General Dynamics Corporation, reached an agreement to cooperatively build *Virginia* Class nuclear attack submarines. The lead ship, *USS Virginia*, was delivered by Electric Boat to the U.S. Navy and commissioned into the fleet in October 2004. The *USS Texas* was delivered by Ships in the spring of 2006. The *USS Hawaii* was delivered by Electric Boat in December 2006, and *North Carolina*, the final block one ship, is expected to be delivered by Ships in early 2008. Electric Boat and Ships were awarded a construction contract in August 2003, which was subsequently modified in January 2004, for the second block of six *Virginia* Class submarines. Planning and long lead material procurement is underway on all six boats of the second block; construction has begun on the first four. The construction award for the third block is expected in late 2008.

Coast Guard & Coastal Defense – Ships is a joint venture partner along with Lockheed Martin for the Coast Guard's Deepwater Modernization Program. Ships has design and production responsibility for surface ships. In 2006, the Ships/Lockheed Martin joint venture was awarded a 43 month contract extension for the Deepwater program. Currently, the first three National Security Cutters (NSC) are in construction. The initial NSC will be delivered in early 2008.

Fleet Support – Ships provides after-market services, including on-going maintenance and repair work, for a wide array of naval and commercial vessels. The company has ship repair facilities in the U.S. Navy's largest homeports of Norfolk, Virginia, and San Diego, California.

Services, Commercial & Other – Under the Polar Tanker program, Ships was under contract to produce five double-hulled tankers. These tankers each transport one million barrels of crude oil from Alaska to west coast refineries and are fully compliant with the Oil Pollution Act of 1990. The last ship under this program was delivered in mid-2006.

Corporate

The company's principal executive offices are located at 1840 Century Park East, Los Angeles, California 90067. The company's telephone number is (310) 553-6262. The company's home page on the Internet is www.northropgrumman.com. The company makes web site content available for informational purposes, and such content is not incorporated by reference into this Form 10-K, unless so specified herein.

SUMMARY SEGMENT FINANCIAL DATA

For a more complete understanding of the company's segment financial information, see Segment Operating Results in Part II, Item 7, and Note 6 to the consolidated financial statements in Part II, Item 8.

CUSTOMERS AND REVENUE CONCENTRATION

The company's primary customer is the U.S. Government. Revenue from the U.S. Government accounted for approximately 90 percent of total revenues in 2007, 2006, and 2005. No other customer accounted for more than 10 percent of total revenue during any period presented. No single product or service accounted for more than 10 percent of total revenue during any period presented. See Risk Factors in Part I, Item 1A.

PATENTS

The following table summarizes the number of patents the company owns or has pending as of December 31, 2007:

	Owned	Pending	**Total**
U.S. patents	3,572	708	**4,280**
Foreign patents	2,464	1,767	**4,231**
Total	6,036	2,475	**8,511**

Patents developed while under contract with the U.S. Government may be subject to use by the U.S. Government. In addition the company licenses intellectual property to, and from, third parties. Management believes the company's ability to conduct its operations would not be materially affected by the loss of any particular intellectual property right.

SEASONALITY

No material portion of the company's business is considered to be seasonal. The timing of revenue recognition is based on several factors including the timing of contract awards, the incurrence of contract costs, cost estimation, and unit deliveries. See Revenue Recognition in Part II, Item 7.

RAW MATERIALS

The most significant raw material required by the company is steel, used primarily for shipbuilding. The company has mitigated supply risk by negotiating long-term agreements with a number of steel suppliers. In addition, the company has mitigated price risk related to its steel purchases through certain contractual arrangements with the U.S. Government. While the company has generally been able to obtain key raw materials required in its production processes in a timely manner, a significant delay in receipt of these supplies by the company could have a material effect on the company's consolidated results of operations. See Risk Factors in Part I, Item 1A.

GOVERNMENT REGULATION

The company's business is affected by numerous laws and regulations relating to the award, administration and performance of U.S. Government contracts. See Risk Factors in Part I, Item 1A.

Certain programs with the U.S. Government that are prohibited by the customer from being publicly discussed in detail are referred to as "restricted" in this Form 10-K. The consolidated financial statements and financial information contained within this Form 10-K reflect the operating results of restricted programs under accounting principles generally accepted in the United States of America (GAAP). See Risk Factors in Part I, Item 1A.

RESEARCH AND DEVELOPMENT

Company-sponsored research and development activities primarily include independent research and development (IR&D) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are allocated to U.S. Government contracts. Company-sponsored research and development expenses totaled $537 million, $572 million, and $536 million in 2007, 2006, and 2005, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

EMPLOYEE RELATIONS

The company believes that it maintains good relations with its 122,600 employees, of which approximately 17 percent are covered by 32 collective bargaining agreements. The company expects to re-negotiate nine of its collective bargaining agreements in 2008. It is not expected that the results of these negotiations will, either individually or in the aggregate, have a material adverse effect on the company's results of operations. See Risk Factors in Part I, Item 1A.

ENVIRONMENTAL MATTERS

Federal, state, and local laws relating to the protection of the environment affect the company's manufacturing operations. The company has provided for the estimated cost to complete environmental remediation where the company has determined it is probable that the company will incur such costs in the future to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party (PRP) by the Environmental Protection Agency or similarly designated by other environmental agencies. These estimates may change given the inherent difficulty in estimating environmental cleanup costs to be incurred in the future due to the uncertainties regarding the extent of the required cleanup, determination of legally responsible parties, and the status of laws, regulations, and their interpretations.

In order to assess the potential impact on the company's financial statements, management estimates the possible remediation costs that reasonably could be incurred by the company on a site-by-site basis. Such estimates take into consideration the professional judgment of the company's environmental engineers and, when necessary, consultation with outside environmental specialists. In most instances, only a range of reasonably possible costs can be estimated. However, in the determination of accruals, the most probable amount is used when determinable, and the minimum is used when no single amount is more probable. The company records accruals for environmental cleanup costs in the accounting period in which the company's responsibility is established and the costs can be reasonably estimated. The company does not anticipate and record insurance recoveries before it has determined that collection is probable.

Management estimates that at December 31, 2007, the range of reasonably possible future costs for environmental remediation sites is $186 million to $285 million, of which $223 million is accrued in other current liabilities in the consolidated statements of financial position. Environmental accruals are recorded on an undiscounted basis. At sites involving multiple parties, the company provides environmental accruals based upon its expected share of liability, taking into account the financial viability of other jointly liable parties. Environmental expenditures are expensed or capitalized as appropriate. Capitalized expenditures relate to long-lived improvements in currently operating facilities. In addition, should other PRPs not pay their allocable share of remediation costs, the company may have to incur costs in addition to those already estimated and accrued, which could have a material effect on the company's consolidated financial position, results of operations, or cash flows. The company has made the investments it believes necessary in order to comply with environmental laws.

COMPETITIVE CONDITIONS

Northrop Grumman, along with Lockheed Martin Corporation, The Boeing Company, Raytheon Company, and General Dynamics Corporation are among the largest companies in the U.S. defense industry at this time. Northrop Grumman competes against these and other companies for a number of programs, both large and small. Intense competition and long operating cycles are both key characteristics of Northrop Grumman's business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, turn out to be a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and, simultaneously, perform as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.

The company's success in the competitive defense industry depends upon its ability to develop and market its products and services, as well as its ability to provide the people, technologies, facilities, equipment, and financial capacity needed to deliver those products and services with maximum efficiency. It is necessary to maintain, as the company has, sources for raw materials, fabricated parts, electronic components, and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations.

Similarly, there is intense competition among many companies in the information and services markets which is generally more labor intensive with competitive margin rates over contract periods of shorter duration. Competitors in the information and services markets include the defense industry participants mentioned above as well as many other large and small entities with expertise in various specialized areas. The company's ability to successfully compete in the information and services markets depends on a number of factors; most important is the capability to deploy skilled professionals, many requiring security clearances, at competitive prices across the diverse spectrum of these markets. Accordingly, various workforce initiatives are in place to ensure the company is successful in attracting, developing and retaining sufficient resources to maintain or improve its competitive position within these markets. See Risk Factors in Part I, Item 1A.

EXECUTIVE OFFICERS

See Part III, Item 10, for information about executive officers of the company.

AVAILABLE INFORMATION

Throughout this Form 10-K, the company incorporates by reference information from parts of other documents filed with the Securities and Exchange Commission (SEC). The SEC allows the company to disclose important information by referring to it in this manner, and you should review this information in addition to the information contained herein.

The company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statement for the annual shareholders' meeting, as well as any amendments to those reports, are available free of charge through the company's web site as soon as reasonably practicable after electronic filing of such material with the SEC. You can learn more about the company by reviewing the company's SEC filings on the company's web site. The company's SEC reports can be accessed through the investor relations page of the company's web site at www.northropgrumman.com.

The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Northrop Grumman. The public may read and copy any materials filed by the company with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors

The company's consolidated financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within the company's control, that may cause actual performance to differ materially from historical or projected future performance. Information contained within this Form 10-K should be carefully considered by investors in light of the risk factors described below.

- ***The Company Depends Heavily on a Single Customer, the U.S. Government, for a Substantial Portion of the Company's Business, Including Programs Subject to Security Classification Restrictions on Information. Changes Affecting this Customer's Capacity to Do Business with the Company or the Effects of Competition in the Defense Industry Could Have a Material Adverse Effect On the Company or Its Prospects.***

  Approximately 90 percent of the company's revenues during 2007 were derived from products and services ultimately sold to the U.S. Government and are therefore affected by, among other things, the federal budget process. The company is a supplier, either directly or as a subcontractor or team member, to the U.S. Government and its agencies as well as foreign governments and agencies. These contracts are subject to the respective customers' political and budgetary constraints and processes, changes in customers' short-range and long-range strategic plans, the timing of contract awards, and in the case of contracts with the U.S. Government, the congressional budget authorization and appropriation processes, the U.S. Government's ability to terminate contracts for convenience or for default, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal and regulatory requirements. The termination or failure to fund one or more significant contracts by the U.S. Government could have a material adverse effect on the company's results of operations or prospects.

  In the event of termination for the government's convenience, contractors are normally protected by provisions covering reimbursement for costs incurred. The company is involved as a plaintiff in a lawsuit concerning a contract terminated for convenience. See Other Matters in Part I, Item 3. Termination resulting from the company's default could expose the company to liability and have a material adverse effect on its ability to compete for contracts.

  In addition, a material amount of the company's revenues and profits is derived from programs that are subject to security classification restrictions (restricted business), which could limit the company's ability to discuss details about these programs, their risks or any disputes or claims relating to such programs. As a result, investors might have less insight into the company's restricted business than other businesses of the company or could experience less ability to evaluate fully the risks, disputes or claims associated with restricted business.

  The company's success in the competitive defense industry depends upon its ability to develop and market its products and services, as well as its ability to provide the people, technologies, facilities, equipment, and financial capacity needed to deliver those products and services with maximum efficiency. A loss of business to the company's competitors could have a material adverse affect on the company's ability to generate favorable financial results and maintain market share.

- ***Many of the Company's Contracts Contain Performance Obligations That Require Innovative Design Capabilities, Are Technologically Complex, Require State-Of-The-Art Manufacturing Expertise or Are Dependent Upon Factors Not Wholly Within the Company's Control. Failure to Meet These Obligations Could Adversely Affect the Company's Profitability and Future Prospects.***

  The company designs, develops and manufactures technologically advanced and innovative products and services applied by its customers in a variety of environments. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, learning curve assumptions, or materials and components could prevent the company from achieving contractual requirements.

In addition, the company's products cannot be tested and proven in all situations and are otherwise subject to unforeseen problems. Examples of unforeseen problems which could negatively affect revenue and profitability include loss on launch of spacecraft, premature failure, problems with quality, country of origin, delivery of subcontractor components or services, and unplanned degradation of product performance. These failures could result, either directly or indirectly, in loss of life or property. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the government customer of contract cost and fee payments previously received by the company.

Certain contracts, primarily involving space satellite systems, contain provisions that entitle the customer to recover fees in the event of partial or complete failure of the system upon launch or subsequent deployment for less than a specified period of time. Under such terms, the company could be required to forfeit fees previously recognized and/or collected. The company has not experienced any material losses in the last decade in connection with such contract performance incentive provisions. However, if the company were to experience launch failures or complete satellite system failures in the future, such events could have a material adverse impact on the company's consolidated financial position or results of operations.

- ***Contract Cost Growth on Fixed-Price and Other Contracts That Cannot Be Justified as an Increase In Contract Value Due From Customers Exposes The Company to Reduced Profitability and the Potential Loss of Future Business.***

Operating margin is adversely affected when contract costs that cannot be billed to customers are incurred. This cost growth can occur if estimates to complete increase due to technical challenges or if initial estimates used for calculating the contract price were incorrect. The cost estimation process requires significant judgment and expertise. Reasons for cost growth may include unavailability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance, availability and timing of funding from the customer, natural disasters, and the inability to recover any claims included in the estimates to complete. A significant change in cost estimates on one or more programs could have a material effect on the company's consolidated financial position or results of operations.

Due to their nature, fixed-price contracts inherently have more risk than flexibly priced contracts and therefore generally carry higher profit margins. Approximately 30 percent of the company's annual revenues are derived from fixed-price contracts – see Contracts in Part II, Item 7. Flexibly priced contracts may carry risk to the extent of their specific contract terms and conditions relating to performance award fees, including cost sharing agreements, and negative performance incentives. The company typically enters into fixed-price contracts where costs can be reasonably estimated based on experience. In addition, certain contracts other than fixed-price contracts have provisions relating to cost controls and audit rights. Should the terms specified in those contracts not be met, then profitability may be reduced. Fixed-price development work comprises a small portion of the company's fixed-price contracts and inherently has more uncertainty as to future events than production contracts and therefore more variability in estimates of the costs to complete the development stage. As work progresses through the development stage into production, the risks associated with estimating the total costs of the contract are generally reduced. In addition, successful performance of fixed-price development contracts which include production units is subject to the company's ability to control cost growth in meeting production specifications and delivery rates. While management uses its best judgment to estimate costs associated with fixed-price development contracts, future events could result in either upward or downward adjustments to those estimates. Examples of the company's significant fixed-price development contracts include the F-16 Block 60 combat avionics program and the MESA radar system program for the Wedgetail and Peace Eagle contracts, both of which are performed by the Electronics segment. It is also not unusual in the Ships business for the company to negotiate fixed-price production follow-on contracts before the development effort has been completed and learning curves fully realized on existing flexibly priced development contracts.

- ***The Company Uses Estimates When Accounting for Contracts. Changes In Estimates Could Affect The Company's Profitability and Its Overall Financial Position.***

  Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the company's contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Similarly, assumptions have to be made regarding the future impact of efficiency initiatives and cost reduction efforts. Incentives, awards, or penalties related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated performance.

  Because of the significance of the judgments and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have a material adverse effect upon future period financial reporting and performance. See Critical Accounting Policies, Estimates, and Judgments in Part II, Item 7.

- ***The Company's Operations Are Subject to Numerous Domestic and International Laws, Regulations and Restrictions, and Noncompliance With These Laws, Regulations and Restrictions Could Expose the Company to Fines, Penalties, Suspension or Debarment, Which Could Have a Material Adverse Effect on the Company's Profitability and Its Overall Financial Position.***

  The company has thousands of contracts and operations in many parts of the world subject to U.S. and foreign laws and regulations. Prime contracts with various agencies of the U.S. Government and subcontracts with other prime contractors are subject to numerous procurement regulations, including the False Claims Act and the International Traffic in Arms Regulation promulgated under the Arms Export Control Act, with noncompliance found by any one agency possibly resulting in fines, penalties, debarment, or suspension from receiving additional contracts with all U.S. Government agencies. Given the company's dependence on U.S. Government business, suspension or debarment could have a material adverse effect on the company.

  In addition, international business subjects the company to numerous U.S. and foreign laws and regulations, including, without limitation, regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure by the company or its sales representatives or consultants to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could, in the extreme case, result in suspension or debarment from government contracts or suspension of the company's export privileges, which could have a material adverse effect on the company. Changes in regulation or political environment may affect the company's ability to conduct business in foreign markets including investment, procurement, and repatriation of earnings.

  The company operates in a highly regulated environment and is routinely audited by the U.S. Government and others. On a regular basis, the company monitors its policies and procedures with respect to its contracts to ensure consistent application under similar terms and conditions and to assess compliance with all applicable government regulations. Negative audit findings could result in termination of a contract, forfeiture of profits, or suspension of payments. From time to time the company is subject to U.S. Government investigations relating to its operations. Government contractors that are found to have violated the law such as the False Claims Act or the Arms Export Control Act, or are indicted or convicted for violations of other federal laws, or are found not to have acted responsibly as defined by the law, may be subject to significant fines. Such convictions could also result in suspension or debarment from government contracting for some period of time. Given the company's dependence on government contracting, suspension or debarment could have a material adverse effect on the company.

- ***The Company's Business Is Subject to Disruption Caused By Issues With Its Suppliers, Subcontractors, Workforce, Natural Disasters and Other Factors That Could Adversely Affect the Company's Profitability and Its Overall Financial Position.***

The company may be affected by delivery or performance issues with key suppliers and subcontractors, as well as other factors that may cause operating results to be adversely affected. Changes in inventory requirements or other production cost increases may also have a negative effect on the company's consolidated financial position or results of operations.

Performance failures by a subcontractor of the company or difficulty in maintaining complete alignment of the subcontractor's obligations with the company's prime contract obligations may adversely affect the company's ability to perform its obligations on the prime contract, which could reduce the company's profitability due to damages or other costs that may not be fully recoverable from the subcontractor or from the customer and could result in a termination of the prime contract and have an adverse effect on the company's ability to compete for future contracts.

Operating results are heavily dependent upon the company's ability to attract and retain sufficient personnel with requisite skill sets and/or security clearances. The successful negotiation of collective bargaining agreements and avoidance of organized work stoppages are also critical to the ongoing operations of the company.

The company has significant operations located in regions of the U.S. that may be exposed to damaging storms and other natural disasters. While preventative measures typically help to minimize harm to the company, the damage and disruption resulting from certain storms or other natural disasters may be significant. Although no assurances can be made, the company believes it can recover costs associated with natural disasters through insurance or its contracts.

Natural disasters such as storms and earthquakes can disrupt electrical and other power distribution networks and cause adverse effects on profitability and performance, including computer and internet operation and accessibility. Computer viruses and similar harmful software programs, as well as network outages, disruptions and attacks also may have a material adverse effect on the company's profitability and performance unless quarantined or otherwise prevented.

- ***Changes In Future Business Conditions Could Cause Business Investments and/or Recorded Goodwill to Become Impaired, Resulting In Substantial Losses and Write-Downs That Would Reduce the Company's Operating Income.***

As part of its overall strategy, the company will, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful target analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. After acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. Goodwill accounts for approximately half of the company's recorded total assets. The company evaluates goodwill amounts for impairment annually, or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment. Principally, a significant decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. See Critical Accounting Policies, Estimates, and Judgments in Part II, Item 7.

- ***The Company Is Subject to Various Claims and Litigation That Could Ultimately Be Resolved Against The Company Requiring Material Future Cash Payments and/or Future Material Charges Against the Company's Operating Income and Materially Impairing the Company's Financial Position.***

  The size and complexity of the company's business make it highly susceptible to claims and litigation. The company is subject to environmental claims, income tax matters and other litigation, which, if not resolved within established accruals, could have a material adverse effect on the company's consolidated financial position, results of operations, or cash flows. See Legal Proceedings in Part I, Item 3, and Critical Accounting Policies, Estimates, and Judgments in Part II, Item 7.

- ***Pension and Medical Expense Associated with the Company's Retirement Benefit Plans May Fluctuate Significantly Depending Upon Changes in Actuarial Assumptions and Future Market Performance of Plan Assets.***

  A substantial portion of the company's current and retired employee population is covered by pension and post-retirement benefit plans, the costs of which are dependent upon the company's various assumptions, including estimates of rates of return on benefit related assets, discount rates for future payment obligations, rates of future cost growth and trends for future costs. Variances from these estimates could have a material adverse effect on the company's consolidated financial position, results of operations, and cash flows.

- ***The Company's Insurance Coverage May Be Inadequate to Cover All of Its Significant Risks or Its Insurers May Deny Coverage of Material Losses Incurred By the Company, Which Could Adversely Affect The Company's Profitability and Overall Financial Position.***

  The company endeavors to identify and obtain in established markets insurance agreements to cover significant risks and liabilities (including, among others, natural disasters, product liability and business interruption). Not every risk or liability can be protected against by insurance, and, for insurable risks, the limits of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. In some, but not all, circumstances the company may receive indemnification from the U.S. Government. Because of the limitations in overall available coverage referred to above, the company may have to bear substantial costs for uninsured losses that could have an adverse effect upon its consolidated results of operations and its overall consolidated financial position. Additionally, disputes with insurance carriers over coverage may affect the timing of cash flows and, where litigation with the carrier becomes necessary, an outcome unfavorable to the company may have a material adverse effect on the company's consolidated results of operations. See Note 15 to the consolidated financial statements in Part II, Item 8.

- ***Current Trends in U.S. Government Procurement May Adversely Affect Cash Flows or Program Profitability.***

  The company, like others in the defense industry, is aware of a potential problem presented by strict compliance with the Defense Federal Acquisition Regulation Supplement preference for enumerated specialty metals sourced domestically or from certain foreign countries. Subcontractors and lower-tier suppliers have made disclosures indicating inability to comply with the rule as written. Subject to limitations, inability to certify that all enumerated specialty metals in a product comply with sourcing requirements can lead to U.S. Government customers withholding a portion of a payment on delivery or may prevent delivery altogether of materiel and products critical to national defense.

Item 1B. Unresolved Staff Comments

Not applicable.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

Statements in this Form 10-K that are in the future tense, and all statements accompanied by terms such as "believe," "project," "expect," "estimate," "forecast," "assume," "intend," "plan," "anticipate," "outlook," and variations thereof and similar terms are intended to be "forward-looking statements" as defined by federal securities law. Forward-looking statements are based upon assumptions, expectations, plans and projections that are believed valid when made, but that are subject to the risks and uncertainties identified under Risk Factors in Part I, Item 1A, that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.

The company intends that all forward-looking statements made will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking statements are based upon, among other things, the company's assumptions with respect to:

- future revenues;
- expected program performance and cash flows;
- returns on pension plan assets and variability of pension actuarial and related assumptions;
- the outcome of litigation, claims, appeals and investigations;
- hurricane-related insurance recoveries;
- environmental remediation;
- acquisitions and divestitures of businesses;
- joint ventures and other business arrangements;
- access to capital;
- performance issues with key suppliers and subcontractors;
- product performance and the successful execution of internal plans;
- successful negotiation of contracts with labor unions;
- allowability and allocability of costs under U.S. Government contracts;
- effective tax rates and timing and amounts of tax payments;
- the results of any audit or appeal process with the Internal Revenue Service; and
- anticipated costs of capital investments.

You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. As noted above, these forward-looking statements speak only as of the date when they are made. The company does not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations, or the occurrence of unanticipated events after the date of those statements. Moreover, in the future, the company, through senior management, may make forward-looking statements that involve the risk factors and other matters described in this Form 10-K as well as other risk factors subsequently identified, including, among others, those identified in the company's filings with the SEC on Form 10-Q and Form 8-K.

Item 2. Properties

At December 31, 2007, the company had approximately 57 million square feet of floor space at approximately 515 separate locations, primarily in the U.S., for manufacturing, warehousing, research and testing, administration and various other uses. At December 31, 2007, the company leased to third parties approximately 948,000 square feet of its owned and leased facilities, and had vacant floor space of approximately 965,000 square feet.

At December 31, 2007, the Company's business operating segments had major operations at the following locations:

Mission Systems – Huntsville, AL; Carson, Huntington Beach, McClellan, Oxnard, Rancho Carmel, Redondo Beach, San Bernardino, San Diego, San Jose, San Pedro, Van Nuys and Sacramento, CA; Aurora and Colorado Springs, CO; East Hartford, CT; Washington, DC; Orlando, FL; Cambridge, MA; Annapolis, Annapolis Junction, Columbia, Elkridge and Lanham, MD; Bellevue, NE; Fairborn and Kettering, OH; Middletown, RI.

Clearfield, UT; and Arlington, Chantilly, Chester, Dahlgren, Fairfax, Falls Church, Herndon, Newport News, Reston, Stafford, Vienna and Virginia Beach, VA.

Information Technology – El Segundo, Hawthorne, and San Diego, CA; Colorado Springs and Lafayette, CO; Washington, DC; Atlanta, GA; Andover, MA; Annapolis Junction and Rockville, MD; Bethpage, Bohemia, and Queens, NY; Fairborn, OH; Irving, TX; and Chantilly, Fairfax, Falls Church, Herndon, Lorton, McLean, Reston, and Richmond, VA.

Technical Services – Sierra Vista, AZ; Warner Robins, GA; Lake Charles, LA; Albuquerque, NM; Oklahoma City, OK; and Herndon, VA.

Integrated Systems – Camarillo, Carson, El Segundo, Fort Tejon, Goleta, Hawthorne, Mojave, Palmdale, and San Diego, CA; Jacksonville, Melbourne and St. Augustine, FL; Hollywood, MD; Moss Point, MS; New Town, ND; Bethpage, NY; and Lexington, SC.

Space Technology – El Segundo, Manhattan Beach, and Redondo Beach, CA; Devens, MA; St. Charles, MO; and Charlotte, NC.

Electronics – Huntsville, AL; Tempe, AZ; Azusa, Sunnyvale and Woodland Hills, CA; Boulder, CO; Norwalk, CT; Apopka, FL; Rolling Meadows, IL; Annapolis, Annapolis Junction, Baltimore, Belcamp, Elkridge, Gaithersburg, Hagerstown, Linthicum and Sykesville, MD; Springfield, MO; Ocean Springs, MS; Melville and Williamsville, NY; Cincinnati, OH; Garland, TX; Salt Lake City, UT; and Charlottesville, VA. Locations outside the U.S. include France, Germany, Italy, and the United Kingdom.

Ships – National City and San Diego, CA; Avondale, Harahan, Harvey, Tallulah and Waggaman, LA; Gautier, Gulfport, Moss Point and Pascagoula, MS; Chesapeake, Hampton, Newport News, Suffolk, and Virginia Beach, VA; and Bremerton, WA.

Corporate and other locations – Brea and Los Angeles, CA; Des Plaines, IL; Olathe, KS; Hanover Township, NJ; York, PA; Irving and Marshall, TX; and Arlington, VA. Locations outside the U.S. include Canada and the United Kingdom.

The following is a summary of the company's floor space at December 31, 2007:

Square feet (in thousands)	Owned	Leased	U.S. Government Owned/Leased	**Total**
Information & Services				
Mission Systems	652	5,768		**6,420**
Information Technology	33	4,239		**4,272**
Technical Services	156	1,365	62	**1,583**
Aerospace				
Integrated Systems	3,974	3,021	2,023	**9,018**
Space Technology	2,912	2,108		**5,020**
Electronics	8,472	3,557		**12,029**
Ships	13,177	3,907	80	**17,164**
Corporate	809	622		**1,431**
Total	30,185	24,587	2,165	**56,937**

The company believes its properties are well maintained and in good operating condition and that the productive capacity of the company's properties is adequate to meet current contractual requirements and those for the foreseeable future.

Item 3. Legal Proceedings

U.S. Government Investigations and Claims – Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

As previously disclosed, in October 2005, the U.S. Department of Justice and a restricted U.S. Government customer apprised the company of potential substantial claims relating to certain microelectronic parts produced by the Space and Electronics Sector of former TRW Inc., now a component of the company. The relationship, if any, between the potential claims and a civil False Claims Act case that remains under seal in the U.S. District Court for the Central District of California remains unclear to the company. In the third quarter of 2006, the parties commenced settlement discussions. While the company continues to believe that it did not breach the contracts in question and that it acted appropriately in this matter, the company proposed to settle the claims and any associated matters and recognized a pre-tax charge of $112.5 million in the third quarter of 2006 to cover the cost of the settlement proposal and associated investigative costs. The company extended the offer in an effort to avoid litigation and in recognition of the value of the relationship with this customer. The U.S. Government has not accepted the settlement offer and has advised the company that if settlement is not reached it will pursue its claims through litigation. Because of the highly technical nature of the issues involved and their restricted status and because of the significant disagreement between the company and the U.S. Government as to the U.S. Government's theories of liability and damages (including a material difference between the U.S. Government's damage theories and the company's offer), final resolution of this matter could take a considerable amount of time, particularly if litigation should ensue. If the U.S. Government were to pursue litigation and were to be ultimately successful on its theories of liability and damages, which could be trebled under the Federal False Claims Act, the effect upon the company's consolidated financial position, results of operations, and cash flows would materially exceed the amount provided by the company. Based upon the information available to the company to date, the company believes that it has substantive defenses but can give no assurance that its views will prevail. Accordingly, the ultimate disposition of this matter cannot presently be determined.

As previously disclosed, on May 17, 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Program for eight converted 123-foot patrol boats (the vessels) based on alleged "hull buckling and shaft alignment problems". By letter dated June 5, 2007, the Coast Guard stated that the revocation of acceptance also was based on alleged "nonconforming topside equipment" on the vessels. On August 13, 2007, the company submitted a response to the Coast Guard, maintaining that the revocation of acceptance was improper. In late December 2007, the Coast Guard responded to the company's August submittal and advised Integrated Coast Guard Systems (the contractors' joint venture for performing the Deepwater Program) that the Coast Guard is seeking $96.1 million from the Joint Venture as a result of the revocation of acceptance of the eight vessels delivered under the 123-foot conversion program. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels which were converted under contracts with the company and with a subcontractor to the company. The letter is not a contracting officer's final decision and the company and its joint venture partner and subcontractor are preparing a response. Based upon the information available to the company to date, the company believes that it has substantive defenses but can give no assurance that its views will prevail.

Based upon the available information regarding matters that are subject to U.S. Government investigations, other than as set out above, the company believes, but can give no assurance, that the outcome of any such matters would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Litigation – Various claims and legal proceedings arise in the ordinary course of business and are pending against the company and its properties. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

As previously disclosed, the company was a defendant in litigation brought by Cogent Systems, Inc. (Cogent) in Los Angeles Superior Court in California on April 20, 2005, for unspecified damages for alleged unauthorized use of Cogent technology relating to fingerprint recognition. On September 10, 2007, the company and Cogent announced that they had reached an agreement to settle the litigation and the settlement documents were executed in the fourth quarter of 2007. Under the terms of the agreement, the company agreed to pay Cogent $25 million to settle the litigation and $15 million for a non-exclusive license to use specified Cogent state-of-the-art automated fingerprint identification software in certain existing programs. Substantially all these amounts were charged to expense in 2007. The company and Cogent also agreed to enter into a five-year research and development, service and products agreement, under which the company must purchase from Cogent $20 million in new products and services over the term of the agreement.

As previously disclosed, the U.S. District Court for the Central District of California consolidated two separately filed Employee Retirement Income Security Act (ERISA) lawsuits, which the plaintiffs seek to have certified as class actions, into the In Re Northrop Grumman Corporation ERISA Litigation. On August 7, 2007, the Court denied plaintiffs' motion for class certification, and the plaintiffs appealed the Court's decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On October 11, 2007, the Ninth Circuit granted appellate review, which delayed the commencement of trial previously scheduled to begin January 22, 2008. The company believes, but can give no assurance, that the outcome of these matters would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Other Matters

In the event of contract termination for the government's convenience, contractors are normally protected by provisions covering reimbursement for costs incurred under the contract. As previously disclosed, the company received a termination for convenience notice on the Tri-Service Standoff Attack Missile (TSSAM) program in 1995. In December 1996, the company filed a lawsuit against the U.S. Government in the U.S. Court of Federal Claims seeking the recovery of approximately $750 million for uncompensated performance costs, investments and a reasonable profit on the program. Prior to 1996, the company had charged to operations in excess of $600 million related to this program. The company is unable to predict whether it will realize some or all of its claims, none of which are recorded on its consolidated statement of financial position, from the U.S. Government related to the TSSAM program.

As previously disclosed, the company is pursuing legal action against an insurance provider arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina (see Notes 15 and 17 to the consolidated financial statements in Part II, Item 8). The company commenced the action against Factory Mutual Insurance Company (FM Global) on November 4, 2005, which is now pending in the U.S. District Court for the Central District of California, Western Division. In August 2007, the district court issued an order finding that the excess insurance policy provided coverage for the company's Katrina-related loss. In November 2007, FM Global filed a notice of appeal of the district court's order. Based on the current status of the assessment and claim process, no assurances can be made as to the ultimate outcome of this matter.

Item 4. Submission of Matters to a Vote of Security Holders

No items were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) *Market Information.*

The company's common stock is listed on the New York Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices of the company's common stock as reported in the consolidated reporting system for the New York Stock Exchange Composite Transactions:

	2007	2006
January to March	**$75.72 to $66.95**	$69.83 to $59.63
April to June	**$77.87 to $72.68**	$71.23 to $62.17
July to September	**$79.86 to $74.67**	$68.88 to $63.05
October to December	**$84.48 to $77.09**	$69.71 to $64.59

(b) *Holders.*

The approximate number of common shareholders was 40,223 as of February 19, 2008.

(c) *Dividends.*

Quarterly dividends per common share for the most recent two years are as follows:

	2007	2006
January to March	**$0.37**	$0.26
April to June	**0.37**	0.30
July to September	**0.37**	0.30
October to December	**0.37**	0.30
	$1.48	$1.16

The quarterly dividend for the mandatorily redeemable preferred shares was $1.75 per share for each quarter in 2007 and 2006.

Common Stock
The company has 800,000,000 shares authorized at a $1 par value per share, of which 337,834,561 and 345,921,809 shares were outstanding as of December 31, 2007 and 2006, respectively.

Preferred Stock
The company has 10,000,000 shares authorized with a liquidation value of $100 per share, of which 3,500,000 shares were designated as Series B and were issued and outstanding as of December 31, 2007 and 2006.

Subsequent Event – On February 20, 2008, the company's Board of Directors approved the redemption of the Series B convertible preferred stock on April 4, 2008.

(d) *Annual Meeting of Stockholders.*

The Annual Meeting of Stockholders of Northrop Grumman Corporation will be held on May 21, 2008, at the Space Technology Presentation Center, One Space Park, Redondo Beach, California 90278.

NORTHROP GRUMMAN CORPORATION.

(e) *Stock Performance Graph.*

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG NORTHROP GRUMMAN CORPORATION, S & P 500 INDEX AND S & P AEROSPACE/DEFENSE INDEX



$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2002
2003
2004
2005
2006
2007
Northrop Grumman Corporation
S & P 500 Index
S & P Aerospace/Defense Index

(1) Assumes $100 invested at the close of business on December 31, 2002, in Northrop Grumman Corporation common stock, Standard & Poor's (S&P) 500 Index, and the S&P Aerospace/Defense Index.

(2) The cumulative total return assumes reinvestment of dividends.

(3) The S&P Aerospace/Defense Index is comprised of The Boeing Company, General Dynamics Corporation, Goodrich Corporation, Honeywell International Inc., L-3 Communications, Lockheed Martin Corporation, Northrop Grumman Corporation, Precision Castparts Corp., Raytheon Company, Rockwell Collins, Inc., and United Technologies Corporation.

(4) The total return is weighted according to market capitalization of each company at the beginning of each year.

(5) The "Stock Performance Graph" is not incorporated by reference and shall not be deemed to be "filed."

(f) *Purchases of Equity Securities by the Issuer and Affiliated Purchasers.*

The table below summarizes the company's repurchases of common stock during the three months ended December 31, 2007.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Numbers of Shares Purchased as of Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through October 31, 2007				$82 million
November 1 through November 30, 2007	1,022,600	$79.11	1,022,600	$ —
December 1 through December 31, 2007				$2.5 billion(1)
Total	1,022,600	$79.11	1,022,600	$2.5 billion

(1) On December 19, 2007, the company's Board of Directors authorized a share repurchase program of up to $2.5 billion of its outstanding common stock. As of December 31, 2007, the company has $2.5 billion authorized for share repurchases.

Share repurchases take place at management's discretion or under pre-established non-discretionary programs from time to time, depending on market conditions, in the open market, and in privately negotiated transactions. The company retires its common stock upon repurchase and has not made any purchases of common stock other than in connection with these publicly announced repurchase programs.

(g) *Securities Authorized for Issuance Under Equity Compensation Plans.*

For a description of securities authorized under the company's equity compensation plans, see Note 19 of the consolidated financial statements in Part II, Item 8.

NORTHROP GRUMMAN CORPORATION

Item 6. Selected Financial Data

The data presented in the following table are derived from the audited financial statements and other company information adjusted to reflect the current application of discontinued operations as well as the two-for one stock split of the company's common stock in 2004. See also Business Acquisitions and Business Dispositions in Part II, Item 7.

Selected Financial Data

	Year Ended December 31				
$ in millions except per share	**2007**	2006	2005	2004	2003
Sales and Service Revenues					
United States Government	**$ 28,700**	$ 27,019	$ 27,021	$ 25,491	$ 22,063
Other customers	**3,318**	3,094	2,957	3,386	3,398
Total revenues	**$ 32,018**	$ 30,113	$ 29,978	$ 28,877	$ 25,461
Operating margin	**$ 3,006**	$ 2,464	$ 2,200	$ 1,985	$ 1,474
Income from continuing operations	**1,803**	1,573	1,396	1,079	771
Basic earnings per share, from continuing operations	**$ 5.28**	$ 4.55	$ 3.92	$ 3.00	$ 2.11
Diluted earnings per share, from continuing operations	**5.16**	4.46	3.84	2.96	2.09
Cash dividends declared per common share	**1.48**	1.16	1.01	.89	.80
Year-End Financial Position					
Total assets	**$ 33,373**	$ 32,009	$ 34,214	$ 33,303	$ 33,022
Notes payable to banks and long-term debt	**4,055**	4,162	5,145	5,158	5,891
Total long-term obligations and preferred stock	**9,254**	8,641	9,412	10,438	10,876
Financial Metrics					
Free cash flow from operations	**$ 2,068**	$ 942	$ 1,804	$ 1,264	$ 161
Net working capital (deficit)	**$ 340**	$ (28)	$ (418)	$ 692	$ (595)
Current ratio	**1.05 to 1**	1.00 to 1	.95 to 1	1.11 to 1	.91 to 1
Notes payable to banks and long-term debt as a percentage of shareholders' equity	**22.9%**	25.0%	30.6%	30.9%	37.3%
Other Information					
Company-sponsored research and development expenses	**$ 537**	$ 572	$ 536	$ 502	$ 429
Maintenance and repairs	**337**	360	430	396	242
Payroll and employee benefits	**12,947**	12,510	12,191	12,445	10,936
Number of employees at year-end	**122,600**	122,200	123,600	125,400	123,400

NORTHROP GRUMMAN CORPORATION

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Business

Northrop Grumman provides technologically advanced, innovative products, services, and integrated solutions in information and services, aerospace, electronics, and shipbuilding to its global customers. As a prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and commercial technology programs in the U.S. and abroad. Northrop Grumman conducts most of its business with the U.S. Government, principally the DoD. The company also conducts business with local, state, and foreign governments and has domestic and international commercial sales.

Notable Events

Certain notable events or activity affecting the company's 2007 consolidated financial results included the following:

- Sales increases 6 percent to record $32 billion.
- Operating margin increase of 22 percent over 2006.
- Cash from operations increases to record $2.9 billion after $200 million pension pre-funding.
- Diluted earnings per share from continuing operations of $5.16 per share.
- Total backlog of $64.1 billion.
- Share repurchases totaling $1.2 billion.
- Business acquisitions totaling approximately $690 million.
- Partial insurance settlement with all but one of the primary insurers and recognition of $62 million in business interruption recovery related to Hurricane Katrina. See Notes 15 and 17 to the consolidated financial statements in Part II, Item 8.
- Contract earnings rate charge on LHD 8 of approximately $55 million following the strike at the Pascagoula shipyard.
- Adoption of a new tax accounting standard on accounting for uncertain tax positions – see Note 12 to the consolidated financial statements in Part II, Item 8.

Outlook

U.S. defense contractors have benefited from the upward trend in overall defense spending over recent years. Certain programs in which the company participates may be subject to potential reductions due to a slower rate of growth in the U.S. Defense Budget forecasts and funds being utilized to support the on-going Global War on Terrorism. Despite the trend of slower growth rates in the U.S. defense budget, the company believes that its portfolio of technologically advanced, innovative products, services, and integrated solutions will generate revenue growth in 2008 and beyond. Based on total backlog (funded and unfunded) of approximately $64 billion as of December 31, 2007, the company expects sales in 2008 of approximately $33 billion and forecasts improvement in net income over 2007. The major industry and economic factors that may affect the company's future performance are described in the following paragraphs.

Industry Factors

Northrop Grumman is subject to the unique characteristics of the U.S. defense industry as a monopsony, and by certain elements peculiar to its own business mix. Northrop Grumman, along with Lockheed Martin Corporation, The Boeing Company, Raytheon Company, and General Dynamics Corporation are among the largest companies in the U.S. defense industry at this time. Northrop Grumman competes against these and other companies for a number of programs, both large and small. Intense competition and long operating cycles are both key characteristics of Northrop Grumman's business and the defense industry. It is common in this industry for work on major programs to be shared among a number of companies. A company competing to be a prime contractor may, upon ultimate award of the contract to another party, turn out to be a subcontractor for the ultimate prime contracting party. It is not uncommon to compete for a contract award with a peer company and simultaneously perform as a supplier to or a customer of such competitor on other contracts. The nature of major defense programs, conducted under binding contracts, allows companies that perform well to benefit from a level of program continuity not common in many industries.

The company's success in the competitive defense industry depends upon its ability to develop and market its products and services, as well as its ability to provide the people, technologies, facilities, equipment, and financial capacity needed to deliver those products and services with maximum efficiency. It is necessary to maintain, as the company has, sources for raw materials, fabricated parts, electronic components, and major subassemblies. In this manufacturing and systems integration environment, effective oversight of subcontractors and suppliers is as vital to success as managing internal operations.

Similarly, there is intense competition among many companies in the information and services markets which is generally more labor intensive with competitive margin rates over contract periods of shorter duration. Competitors in the information and services markets include the defense industry participants mentioned above as well as many other large and small entities with expertise in various specialized areas. The company's ability to successfully compete in the information and services markets depends on a number of factors; most important is the capability to deploy skilled professionals, many requiring security clearances, at competitive prices across the diverse spectrum of these markets. Accordingly, various workforce initiatives are in place to ensure the company is successful in attracting, developing and retaining sufficient resources to maintain or improve its competitive position within these markets.

Economic Opportunities, Challenges, and Risks

The defense of the U.S. and its allies requires the ability to respond to one or more regional conflicts, terrorist acts, or threats to homeland security and is increasingly dependent upon early threat identification. National responses to those threats may require unilateral or cooperative initiatives ranging from dissuasion, deterrence, active defense, security and stability operations, or peacekeeping. The U.S. Government continues to place a high priority on the protection of its engaged forces and citizenry and in minimizing collateral damage when force must be applied in pursuit of national objectives. As a result, the U.S. and its military coalitions increasingly rely on sophisticated systems providing long-range surveillance and intelligence, battle management, and precision strike capabilities combined with the ability to rapidly deploy effective force to any region. Accordingly, defense procurement spending is expected to be weighted toward the development and procurement of military platforms and systems demonstrating the stealth, long-range, survivability, persistence and standoff capabilities that can overcome such obstacles to access. Additionally, advanced electronics and software that enhance the capabilities of individual systems and provide for the real-time integration of individual surveillance, information management, strike, and battle management platforms will also be required.

While the upward trend in overall defense spending may slow, defense requirements are not expected to change significantly in the foreseeable future. Many allied countries are focusing their development and procurement efforts on advanced electronics and information systems capabilities to enhance their interoperability with U.S. forces. The size of future U.S. and international defense budgets is expected to remain responsive to the international security environment. The proposed 2009 budget provides $515.4 billion in discretionary authority for the DoD base budget, representing a $35.9 billion or 7.5 percent increase over the enacted level for fiscal 2008. This proposed budget includes reductions in certain programs in which the company participates or for which the company expects to compete, however the company believes that spending on recapitalization and modernization of homeland security and defense assets will continue to be a national priority, with particular emphasis on areas involving intelligence, persistent surveillance, cyber space and non-conventional warfare capabilities.

U.S. Government programs in which the company either participates, or strives to participate, must compete with other programs for consideration during the U.S. budget formulation and appropriation processes. Budget decisions made in this environment will have long-term consequences for the size and structure of the company and the entire defense industry.

Substantial new competitive opportunities for the company include a new aerial refueling tanker, the next-generation long-range bomber, space radar, unmanned vehicles, satellite communications systems, restricted programs, technical services and information technology contracts, and several international and homeland security programs. In pursuit of these opportunities, Northrop Grumman continues to focus on operational and financial performance for continued growth in 2008 and beyond.

Northrop Grumman has historically concentrated its efforts in high technology areas such as stealth, airborne and space surveillance, battle management, systems integration, defense electronics, and information technology. The company has a significant presence in federal and civil information systems; the manufacture of combatant ships including aircraft carriers and submarines; space technology; command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR); and missile systems. The company believes that its programs are a high priority for national defense. Nevertheless, under budgetary pressures, there remains the possibility that one or more of them may be reduced, extended, or terminated by the company's U.S. Government customers.

The company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time. Most of the company's product warranties are provided under government contracts, the costs of which are generally incorporated into contract pricing.

Prime contracts with various agencies of the U.S. Government and subcontracts with other prime contractors are subject to numerous procurement regulations, including the False Claims Act and The International Traffic in Arms Regulations promulgated under the Arms Export Control Act, with noncompliance found by any one agency possibly resulting in fines, penalties, debarment, or suspension from receiving additional contracts with all U.S. Government agencies. Given the company's dependence on U.S. Government business, suspension or debarment could have a material adverse effect on the company.

See Risk Factors located in Part I, Item 1A for a more complete description of risks faced by the company and the defense industry.

BUSINESS ACQUISITIONS

2007 – In January 2007, the company acquired Essex Corporation (Essex) for approximately $590 million in cash, including estimated transaction costs of $15 million, and the assumption of debt totaling $23 million. Essex provides signal processing services and products, and advanced optoelectronic imaging for U.S. government intelligence and defense customers. The operating results of Essex are reported in the Mission Systems segment.

In July 2007, the company and Science Applications International Corporation (SAIC) reorganized their joint venture AMSEC, LLC (AMSEC), by dividing AMSEC along customer and product lines. AMSEC is a full-service supplier that provides engineering, logistics and technical support services primarily to Navy ship and aviation programs. Under the reorganization plan, the company retained the ship engineering, logistics and technical service businesses under the AMSEC name (the AMSEC Businesses) and, in exchange, SAIC received the aviation, combat systems and strike force integration services businesses from AMSEC (the Divested Businesses). This reorganization was treated as a step acquisition for the acquisition of SAIC's interests in the AMSEC Businesses, with the company recognizing a pre-tax gain of $23 million for the effective sale of its interests in the Divested Businesses. The operating results of the AMSEC Businesses and transaction gain have been reported in the Ships segment. Prior to the reorganization, the company accounted for AMSEC, LLC under the equity method. The consolidated financial statements reflect preliminary estimates of the fair value of the assets acquired and liabilities assumed and the related allocation of the purchase price for the entities acquired. Management does not expect adjustments to these estimates, if any, to have a material effect on the company's consolidated financial position or results of operations.

During the third quarter of 2007, the company acquired Xinetics Inc., reported in the Space Technology segment, and the remaining 61 percent of Scaled Composites, LLC, reported in the Integrated Systems segment, for an aggregate amount of approximately $100 million in cash. The consolidated financial statements reflect preliminary estimates of the fair value of the assets acquired and liabilities assumed and the related allocation of the purchase price for the entities acquired. Management does not expect adjustments to these estimates, if any, to have a material effect on the company's consolidated financial position or results of operations.

2006 – There were no significant acquisitions during 2006.

2005 – The company acquired Confluent RF Systems Corporation (Confluent), reported in the Integrated Systems segment, for $42 million in cash, which included transaction costs of $2 million, and Integic Corporation (Integic), reported in the Information Technology segment, for $319 million in cash, which included transaction costs of $6 million.

BUSINESS DISPOSITIONS

2007 – During the second quarter of 2007, management announced its decision to exit the remaining Interconnect Technologies (ITD) business reported within the Electronics segment. Sales for this business for the years ended December 31, 2007, 2006, and 2005, were $14 million, $35 million, and $89 million, respectively. The shut-down was completed during the third quarter of 2007 and costs associated with the shutdown were not material. The results of this business are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes, for all periods presented.

2006 – The company sold the assembly business unit of ITD during the first quarter of 2006 and Winchester Electronics (Winchester) during the second quarter of 2006 for net cash proceeds of $26 million and $17 million, respectively, and recognized after-tax gains of $4 million and $2 million, respectively, in discontinued operations. The results of operations of the assembly business unit of ITD are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes. The results of operations of Winchester, reported in the Electronics segment, were not material to any of the periods presented and have therefore not been reclassified as discontinued operations.

During the second quarter of 2006, the Enterprise Information Technology (EIT) business, formerly reported in the Information Technology segment, was shut down and costs associated with the exit activities were not material. The results of operations of this business are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes.

2005 – The company sold Teldix GmbH (Teldix) for $57 million in cash and recognized an after-tax gain of $14 million in discontinued operations. The results of operations of Teldix, reported in the Electronics segment, were not material to any of the periods presented and have therefore not been reclassified as discontinued operations.

CONTRACTS

The majority of the company's business is generated from long-term government contracts for development, production, and service activities. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs including allowable general and administrative costs. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are determined under the requirements of the Federal Acquisition Regulation (FAR) and Cost Accounting Standards (CAS) regulations as allowable and allocable costs. Examples of costs incurred by the company and not billed to the U.S. Government in accordance with the requirements of the FAR and CAS regulations include, but are not limited to, certain legal costs, lobbying costs, charitable donations, and advertising costs.

The company's long-term contracts typically fall into one of two broad categories:

Flexibly Priced Contracts – Includes both cost-type and fixed-price incentive contracts. Cost-type contracts provide for reimbursement of the contractor's allowable costs incurred plus a fee that represents profit. Cost-type contracts generally require that the contractor use its best efforts to accomplish the scope of the work within some specified time and some stated dollar limitation. Fixed-price incentive contracts also provide for reimbursement of the contractor's allowable costs, but are subject to a cost-share limit which affects profitability. Fixed-price incentive contracts effectively become firm fixed-price contracts once the cost-share limit is reached.

Firm Fixed-Price Contracts – A firm fixed-price contract is a contract in which the specified scope of work is agreed to for a price that is a pre-determined, negotiated amount and not generally subject to adjustment regardless of costs incurred by the contractor.

The following table summarizes 2007 revenue recognized by contract type and customer:

($ in millions)	U.S. Government	Other Customers	Total	Percent of Total
Flexibly priced	$21,554	$ 746	$22,300	70%
Firm fixed-price	7,146	2,572	9,718	30%
Total	$28,700	$3,318	$32,018	100%

Contract Fees – Negotiated contract fee structures, for both flexibly priced and fixed-price contracts include, but are not limited to: fixed-fee amounts, cost sharing arrangements to reward or penalize for either under or over cost target performance, positive award fees, and negative penalty arrangements. Profit margins may vary materially depending on the negotiated contract fee arrangements, percentage-of-completion of the contract, the achievement of performance objectives, and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Positive Award Fees – Certain contracts contain provisions consisting of award fees based on performance criteria such as: cost, schedule, quality, and technical performance. Award fees are determined and earned based on an evaluation by the customer of the company's performance against such negotiated criteria. Award fee contracts are widely used throughout the company's operating segments. Examples of significant long-term contracts with substantial negotiated award fee amounts are the KEI, SDD, E-2D SDD, LPD, and DDG-1000 programs.

Compliance and Monitoring – On a regular basis, the company monitors its policies and procedures with respect to its contracts to ensure consistent application under similar terms and conditions as well as compliance with all applicable government regulations. In addition, costs incurred and allocated to contracts with the U.S. Government are routinely audited by the Defense Contract Audit Agency.

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

Revenue Recognition

Overview – The majority of the company's business is derived from long-term contracts for the construction of facilities, production of goods, and services provided to the federal government, which are accounted for under the provisions of Accounting Research Bulletin No. 45 – *Accounting for Long-Term Construction-Type Contracts*, American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 81-1 – *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, and the AICPA Audit and Accounting Guide, *Audits of Federal Government Contractors*. The company classifies contract revenues as product sales or service revenues depending on the predominant attributes of the relevant underlying contracts. The company also enters into contracts that are not associated with the federal government, such as contracts to provide certain services to non-federal government customers. The company accounts for those contracts in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, *Revenue Recognition*, and other relevant revenue recognition accounting literature.

The company considers the nature of these contracts and the types of products and services provided when it determines the proper accounting method for a particular contract.

Percentage-of-Completion Accounting – The company generally recognizes revenues from its long-term contracts under the cost-to-cost and the units-of-delivery measures of the percentage-of-completion method of accounting. The percentage-of-completion method recognizes income as work on a contract progresses. For most contracts, sales are calculated based on the percentage of total costs incurred in relation to total estimated costs at completion of the contract. For certain contracts with large up-front purchases of material, primarily in the Ships segment, sales are generally calculated based on the percentage that direct labor costs incurred bear to total estimated direct labor costs. The units-of-delivery measure is a modification of the percentage-of-completion method, which recognizes revenues as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. The company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit over the life of the contract based on deliveries.

The use of the percentage-of-completion method depends on the ability of the company to make reasonably dependable cost estimates for the design, manufacture, and delivery of its products and services. Such costs are typically incurred over a period of several years, and estimation of these costs requires the use of judgment. Sales under cost-type contracts are recorded as costs are incurred.

Many contracts contain positive and negative profit incentives based upon performance relative to predetermined targets that may occur during or subsequent to delivery of the product. These incentives take the form of potential additional fees to be earned or penalties to be incurred. Incentives and award fees that can be reasonably assured and reasonably estimated are recorded over the performance period of the contract. Incentives and award fees that cannot be reasonably assured and reasonably estimated are recorded when awarded or at such time as a reasonable estimate can be made.

Other changes in estimates of contract sales, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in an estimate on one or more contracts could have a material effect on the company's consolidated financial position or results of operations.

Certain Service Contracts – Revenue under contracts to provide services to non-federal government customers are generally recognized when services are performed. Service contracts include operations and maintenance contracts, and outsourcing-type arrangements, primarily in the Information and Services business. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these service contracts are expensed as incurred, except that direct and incremental set-up costs are capitalized and amortized over the life of the agreement. Operating profit related to such service contracts may fluctuate from period to period, particularly in the earlier phases of the contract.

Service contracts that include more than one type of product or service are accounted for under the provisions of Emerging Issues Task Force Issue No. 00-21 – *Revenue Arrangements with Multiple Deliverables*. Accordingly, for applicable arrangements, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

Cost Estimation – The cost estimation process requires significant judgment and is based upon the professional knowledge and experience of the company's engineers, program managers, and financial professionals. Factors that are considered in estimating the work to be completed and ultimate contract recovery include the availability and productivity of labor, the nature and complexity of the work to be performed, the effect of change orders, the availability of materials, the effect of any delays in performance, availability and timing of funding from the customer, and the recoverability of any claims included in the estimates to complete. A significant change in an estimate on one or more programs could have a material effect on the company's consolidated financial position or results of operations. Contract cost estimates are updated at least annually and more frequently as determined by events or circumstances. Cost and revenue estimates for each significant contract are generally reviewed and reassessed quarterly.

When estimates of total costs to be incurred on a contract exceed estimates of total revenue to be earned, a provision for the entire loss on the contract is recorded to cost of sales in the period the loss is determined. Loss provisions are first offset against costs that are included in inventoried assets, with any remaining amount reflected in liabilities.

Purchase Accounting and Goodwill

Overview – The purchase price of an acquired business is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Such fair market value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates. Adjustments to fair value assessments are recorded to goodwill over the purchase price allocation period (typically not exceeding twelve months) with the exception of certain adjustments related to income tax uncertainties, the resolution of which may extend beyond the purchase price allocation period.

Acquisition Accruals – The company has established certain accruals in connection with indemnities and other contingencies from its acquisitions and divestitures. These accruals and subsequent adjustments have been recorded during the purchase price allocation period for acquisitions and as events occur for divestitures. The accruals were determined based upon the terms of the purchase or sales agreements and, in most cases, involve a significant degree of judgment. Management has recorded these accruals in accordance with its interpretation of the terms of the purchase or sale agreements, known facts, and an estimation of probable future events based on management's experience.

Goodwill – The company performs impairment tests for goodwill as of November 30th of each year, or when evidence of potential impairment exists. In order to test for potential impairment, the company uses a discounted cash flow analysis, corroborated by comparative market multiples where appropriate.

The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, weighted average cost of capital (WACC), and terminal value assumptions. The WACC takes into account the relative weights of each component of the company's consolidated capital structure (equity and debt) and represents the expected cost of new capital adjusted as appropriate to consider lower risk profiles associated with longer term contracts and barriers to market entry. The terminal value assumptions are applied to the final year of the discounted cash flow model.

Due to the many variables inherent in the estimation of a reporting unit's fair value and the relative size of the company's recorded goodwill, differences in assumptions may have a material effect on the results of the company's impairment analysis.

Litigation, Commitments, and Contingencies

Overview – The company is subject to a range of claims, lawsuits, environmental and income tax matters, and administrative proceedings that arise in the ordinary course of business. Estimating liabilities and costs associated with these matters requires judgment and assessment based upon professional knowledge and experience of management and its internal and external legal counsel. In accordance with SFAS No. 5, *Accounting for Contingencies,* amounts are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any such exposure to the company may vary from earlier estimates as further facts and circumstances become known.

Environmental Accruals – The company is subject to the environmental laws and regulations of the jurisdictions in which it conducts operations. The company records an accrual to provide for the costs of expected environmental obligations when management becomes aware that an expenditure will be incurred and the amount of the liability can be reasonably estimated. Factors which could result in changes to the company's assessment of probability, range of loss, and environmental accruals include: modification of planned remedial actions, increase or decrease in the estimated time required to remediate, discovery of more extensive contamination than anticipated, results of efforts to determine legally responsible parties, changes in laws and regulations or contractual obligations affecting remediation requirements, and improvements in remediation technology. Although management cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, management does not anticipate that future remediation expenditures will have a material adverse effect on the company's financial position, results of operation, or cash flows.

Litigation Accruals – Litigation accruals are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any exposure to the company may vary from earlier estimates as further facts and circumstances become known. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Uncertain Tax Positions – Effective January 1, 2007, the company measures and records uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48 – *Accounting for Uncertainty in income Taxes – an Interpretation of FASB Statement No. 109.* FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold may be recognized or continue to be recognized in the financial statements. The timing and amount of accrued interest is determined by the applicable tax law associated with an underpayment of income taxes. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, the company recognizes an expense for the amount of the penalty in the period the tax position is claimed in the tax return of the company. The company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are recognized as a component of income tax expense. See Note 12 to the consolidated financial statements in Part II, Item 8. Prior to 2007, the company recorded accruals for tax contingencies and related interest when it determined that it was probable that a liability had been incurred and the amount of the contingency could be reasonably estimated based on specific events such as an audit or inquiry by a taxing authority. Under existing GAAP, changes in accruals associated with uncertainties arising from the resolution of pre-acquisition contingencies of acquired businesses are charged or credited to goodwill. Adjustments to other tax accruals are generally recorded in earnings in the period they are determined.

Retirement Benefits

Overview – Assumptions used in determining projected benefit obligations and the fair values of plan assets for the company's pension plans and other postretirement benefits plans are evaluated annually by management in consultation with its outside actuaries. In the event that the company determines that plan amendments or changes in the assumptions are warranted, future pension and postretirement benefit expenses could increase or decrease.

Assumptions – The principal assumptions that have a significant effect on the company's consolidated financial position and results of operations are the discount rate, the expected long-term rate of return on plan assets, and the health care cost trend rates. For certain plan assets where the fair market value is not readily determinable, such as real estate, private equity investments and hedge funds, estimates of fair value are determined using the best information available.

Discount Rate – The discount rate represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income investments. At the end of each year, the discount rate is primarily determined based on the results of a hypothetical long-term bond portfolio matching the expected cash inflows with the expected benefit payments for each benefit plan. Taking into consideration the factors noted above, the company's weighted-average pension composite discount rate was 6.22 percent at December 31, 2007, and 5.97 percent at December 31, 2006.

Expected Long-Term Rate of Return – The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested to provide for anticipated future benefit payment obligations. For 2007 and 2006, the company assumed an expected long-term rate of return on plan assets of 8.5 percent.

Changes in the discount rate and expected long-term rate of return on plan assets within the range indicated below would have had the following impacts on 2007 pension and other postretirement benefits results:

$ in millions	.25 Percentage Point Increase	.25 Percentage Point Decrease
(Decrease) Increase Due To Change In Assumptions Used To Determine Net Periodic Benefit Costs For The Year Ended December 31, 2007		
Discount rate	$ (38)	$ 40
Expected long-term rate of return on plan assets	(54)	54
(Decrease) Increase Due To Change In Assumptions Used To Determine Benefit Obligations For The Year Ended December 31, 2007		
Discount rate	$(741)	$774

Health Care Cost Trend Rates – The health care cost trend rates represent the annual rates of change in the cost of health care benefits based on estimates of health care inflation, changes in health care utilization or delivery patterns, technological advances, and changes in the health status of the plan participants. For 2007, the company assumed an expected initial health care cost trend rate of 8 percent and an ultimate health care cost trend rate of 5 percent. In 2006, the company assumed an expected initial health care cost trend rate of 8.75 percent and an ultimate health care cost trend rate of 5 percent.

Differences in the initial through the ultimate health care cost trend rates within the range indicated below would have had the following impact on 2007 postretirement benefit results:

$ in millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Increase (Decrease) From Change In Health Care Cost Trend Rates To		
Postretirement benefit expense	$ 9	$ (9)
Postretirement benefit liability	85	(91)

CONSOLIDATED OPERATING RESULTS

Selected financial highlights are presented in the table below.

	Year Ended December 31		
$ in millions, except per share	**2007**	2006	2005
Sales and service revenues	**$32,018**	$30,113	$29,978
Cost of sales and service revenues	**29,012**	27,649	27,778
Operating margin	**3,006**	2,464	2,200
Interest expense, net	**308**	303	334
Other, net	**(12)**	125	199
Federal and foreign income taxes	**883**	713	669
Diluted earnings per share from continuing operations	**5.16**	4.46	3.84
Net cash provided by operating activities	**2,890**	1,756	2,627

Sales and Service Revenues

Sales and service revenues consist of the following:

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Product sales	**$18,730**	$18,394	$19,471
Service revenues	**13,288**	11,719	10,507
Sales and service revenues	**$32,018**	$30,113	$29,978

2007 – Revenues for principal product businesses in Aerospace, Electronics, and Ships during 2007 grew at a combined rate of approximately 3 percent over 2006, reflecting sales growth in Electronics and Ships, partially offset by reduced sales in Aerospace. The sales growth at Electronics and Ships was due to volume improvements across most business areas, while the sales reduction in Aerospace was anticipated as a number of contracts transitioned from development to production in 2007. Revenue for principal services businesses in Information & Services during 2007 grew approximately 11 percent over 2006 due largely to double digit growth at Information Technology and Technical Services segments, resulting from increased volume on contracts that were newly awarded in 2006 and growth across the board on other contracts.

2006 – Revenues for the principal product segments of Integrated Systems, Space Technology and Electronics were relatively flat in 2006 as compared to 2005, and revenues for the Ships segment declined approximately $500 million due primarily to the effects of the damage to the Gulf Coast shipyards caused by Hurricane Katrina in August 2005. Service revenues for the principal services businesses grew principally in the Information Technology and Technical Services segments, which each had revenue increases in excess of $225 million in 2006. Revenues for Mission Systems, the company's other mainly services business, were relatively flat on a year over year basis.

Cost of Sales and General and Administrative Expenses

Cost of sales and general and administrative expenses are comprised of the following:

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Cost of Sales and Service Revenues			
Cost of product sales	**$14,474**	$14,380	$15,543
% of product sales	***77.3%***	*78.2%*	*79.8%*
Cost of service revenues	**11,330**	10,242	9,355
% of service revenues	***85.3%***	*87.4%*	*89.0%*
General and administrative expenses	**3,208**	3,027	2,880
% of total sales and service revenues	***10.0%***	*10.1%*	*9.6%*
Cost of Sales and Service Revenues	**$29,012**	$27,649	$27,778

Cost of Product Sales and Service Revenues

2007 – Cost of product sales during 2007 increased $94 million, or 1 percent, over 2006 while decreasing 90 basis points as a percentage of product sales over the same period. Cost of service sales during 2007 increased $1.1 billion, or 11 percent, over 2006 while decreasing 214 basis points as a percentage of service sales over the same period. Cost of product sales in 2007 increased over 2006 due largely to the sales volume increase described above, partially offset by improved program performance at Integrated Systems, Space Technology and Ships. Cost of service revenues in 2007 increased over 2006 due primarily to higher sales volume at Information & Services. The margin rate improvement was primarily driven by improved margin rate performance on service revenues by segments principally in the product businesses.

2006 – Cost of product sales during 2006 decreased $1.2 billion, or 7 percent, over 2005 while decreasing 160 basis points as a percentage of product sales over the same period. Cost of service sales during 2006 increased

$887 million, or 9 percent, over 2005 while decreasing 164 basis points as a percentage of service sales over the same period. Cost of product sales in 2006 declined over 2005 due largely to the sales volume decreases described above, improved program performance across all of the principal product segments and the absence of contract charges from Hurricane Katrina. Cost of product sales in 2005 included charges of $165 million due to the impacts of Hurricane Katrina on ship construction contracts in process when the hurricane occurred in August 2005. Cost of service revenues increased in 2006 due to higher volume at Information Technology and Technical Services, partially offset by improved cost performance at Mission Systems & Technical Services.

General and Administrative Expenses – In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general corporate expenses incurred at both the segment and corporate locations are considered allowable and allocable costs on government contracts and such costs, for most components of the company, are allocated to contracts in progress on a systematic basis and contract performance factors include this cost component as an element of cost. General and administrative expenses primarily relate to segment operations. General and administrative expenses remained at a constant rate of approximately 10 percent of sales in 2007 and 2006. General and administrative expenses as a percentage of sales increased from 9.6 percent in 2005 to 10.1 percent in 2006. The increase in 2006 is due primarily to higher property insurance, litigation, and bid and proposal costs, partially offset by lower IR&D.

Operating Margin

The company considers operating margin to be an important measure for evaluating its operating performance and, as is typical in the industry, defines operating margin as revenues less the related cost of producing the revenues and general and administrative expenses. Operating margin for the company is further evaluated for each of the business segments in which the company operates, and "segment operating margin" is one of the key metrics used by management of the company to internally manage its operations.

Operating margin represents segment operating margin (see section entitled Segment Operating Results) adjusted for a number of factors that do not affect the segments as follows:

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Segment operating margin	**$3,103**	$2,807	$2,421
Unallocated expenses	**(224)**	(306)	(200)
Net pension adjustment	**127**	(37)	(21)
Total operating margin	**$3,006**	$2,464	$2,200

Segment Operating Margin

2007 – Segment operating margin for the year ended December 31, 2007 increased $296 million, or 11 percent, as compared to the same period in 2006. Total segment operating margin was 9.7 percent and 9.3 percent of total sales and service revenues for the years ended December 31, 2007, and 2006, respectively. See the Segment Operating Results section below for further information.

2006 – Segment operating margin for the year ended December 31, 2006 increased $386 million, or 16 percent, as compared to the same period in 2005. Total segment operating margin was 9.3 percent and 8.1 percent of total sales and service revenues for the years ended December 31, 2006, and 2005, respectively. See the Segment Operating Results section below for further information.

Unallocated Expenses – Unallocated expenses for the year ended December 31, 2007 decreased $82 million, or 27 percent, as compared with the same period in 2006. The decrease was primarily due to $98 million in lower post-retirement benefit costs determined under GAAP as a result of a plan design change in 2006 and $36 million lower legal and investigative provisions, partially offset by an increase in other costs including $18 million in higher litigation expenses. During the third quarter 2006, the company recorded a $112.5 million pre-tax provision for its settlement offer to the U.S. Department of Justice and a restricted customer.

Net Pension Adjustment – The net pension adjustment reflects the excess pension expense determined in accordance with GAAP over the pension expense allocated to the operating segments under CAS. The net pension adjustment increased income by $127 million in 2007, as compared with an expense of $37 million and $21 million in 2006 and 2005, respectively. The reduction in 2007 GAAP pension cost primarily results from higher returns on plan assets and a voluntary pre-funding in the fourth quarter of 2006.

Interest Expense, net

Interest expense, net for 2007 was comparable to 2006. Interest expense, net for the year ended December 31, 2006, was $303 million, a decrease of $31 million, or 9 percent, in 2006 as compared with 2005. The decrease was primarily due to a lower average debt balance in 2006 resulting from debt maturities totaling $1.2 billion in 2006.

Other, net

2007 – Other, net for the year ended December 31, 2007 was $12 million expense, a decrease of $137 million, as compared with 2006. During 2006, the company sold its remaining 9.7 million TRW Automotive (TRW Auto) shares, generating pre-tax gains of $111 million.

2006 – Other, net for the year ended December 31, 2006 was $125 million income, a decrease of $74 million, or 37 percent, from 2005 income of $199 million. During 2005, the company sold 7.3 million TRW Auto shares and approximately 3.4 million Endwave shares, which generated pre-tax gains of $70 million and $95 million, respectively, as compared to the $111 million pre-tax gain in 2006 resulting from the sale of the remaining TRW Auto stock.

Federal and Foreign Income Taxes

2007 – The company's effective tax rate on income from continuing operations for the year ended December 31, 2007, was 33 percent compared with 31 percent in 2006. During 2007, the company reached a partial settlement agreement with the U.S. Internal Revenue Service (IRS) regarding its audit of the company's tax years ended 2001 – 2003 resulting in a tax benefit of $22 million.

2006 – The company's effective tax rate on income from continuing operations for 2006 and 2005 was 31 percent and 32 percent, respectively. During 2006, the company received final approval from the U.S. Congress Joint Committee on Taxation for the agreement previously reached with the IRS regarding its audits of the company's B-2 program for the years ended December 31, 1997 through December 31, 2000. As a result of the agreement the company recognized tax benefits of $48 million, due to the reversal of previously established expense provisions. The company also recognized a net tax benefit of $18 million in 2006 related to tax credits associated with qualified wages paid to employees affected by Hurricane Katrina.

Diluted Earnings Per Share from Continuing Operations

2007 – Diluted earnings per share from continuing operations for 2007 was $5.16 per share, an increase of 16 percent from $4.46 per share in 2006. Earnings per share are based on weighted-average diluted shares outstanding of 354.3 million for 2007 and 358.6 million for 2006. The weighted-average diluted shares outstanding used to calculate earnings per share includes the dilutive impact of the mandatorily redeemable preferred stock.

2006 – Diluted earnings per share from continuing operations for 2006 was $4.46 per share, an increase of 16 percent from $3.84 per share in 2005. Earnings per share are based on weighted-average diluted shares outstanding of 358.6 million for 2006 and 363.2 million for 2005. For 2006, weighted-average diluted shares outstanding used to calculate earnings per share includes the dilutive impact of the mandatorily redeemable preferred stock.

Net Cash Provided by Operating Activities

2007 – Net cash provided by operating activities in 2007 increased $1.1 billion as compared with 2006, and reflects lower pension contributions, higher net income, and continued trade working capital reductions. Pension plan contributions totaled $342 million in 2007, of which $200 million was voluntarily pre-funded compared with contributions of $1.2 billion in 2006, of which $800 million was voluntarily pre-funded. Cash collected from customers increased by $2 billion, and cash paid to suppliers and employees increased by $635 million in 2007 as compared with 2006.

Net cash provided by operating activities for 2007 included the receipt of $125 million of insurance proceeds related to Hurricane Katrina, $52 million of federal and state income tax refunds, and $21 million of interest.

2006 – Net cash provided by operating activities in 2006 decreased $871 million as compared with 2005, primarily due to contributions to the company's pension plans. Cash collected from customers decreased by $166 million, and cash paid to suppliers and employees increased by $361 million in 2006 as compared with 2005. Net cash provided by operating activities for 2006 included the receipt of $100 million of insurance proceeds related to Hurricane Katrina, $60 million of federal and state income tax refunds, and $45 million of interest. Net cash provided by operating activities in 2006 includes contributions to the company's pension plans totaling $1.2 billion, of which $800 million was voluntarily pre-funded as compared to contributions of $415 million in 2005, of which $203 million was voluntarily pre-funded.

SEGMENT OPERATING RESULTS

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Sales and Service Revenues			
Information & Services			
Mission Systems	**$ 5,931**	$ 5,494	$ 5,494
Information Technology	**4,486**	3,962	3,736
Technical Services	**2,177**	1,858	1,617
Aerospace			
Integrated Systems	**5,067**	5,500	5,489
Space Technology	**3,133**	2,923	2,866
Electronics	**6,906**	6,543	6,513
Ships	**5,788**	5,321	5,786
Intersegment eliminations	**(1,470)**	(1,488)	(1,523)
Sales and service revenues	**$32,018**	$30,113	$29,978
Operating Margin			
Information & Services			
Mission Systems	**$ 566**	$ 519	$ 424
Information Technology	**329**	342	322
Technical Services	**120**	120	100
Aerospace			
Integrated Systems	**591**	551	499
Space Technology	**261**	245	219
Electronics	**813**	754	709
Ships	**538**	393	249
Intersegment eliminations	**(115)**	(117)	(101)
Segment operating margin	**$ 3,103**	$ 2,807	$ 2,421

Realignments – The company, from time to time, will realign contracts, programs or business areas among or within its operating segments that possess similar customers, expertise, and capabilities. These realignments are designed to more fully leverage existing capabilities and enhance development and delivery of products and services. In January 2007, certain programs and business areas were transferred among Information Technology, Mission Systems, Space Technology, and Technical Services. The operating results for all periods presented have been revised to reflect these changes. See a description of the segment business areas and specific realignments located in Part I, Item 1.

Subsequent Realignments – In January 2008, the Newport News and Ship Systems sectors were realigned into a single segment called Northrop Grumman Shipbuilding to enable the company to more effectively utilize its shipbuilding assets and deploy its talented shipbuilders, processes, technologies, production facilities and planned capital investment to meet customer needs. This realignment had no impact on the company's consolidated financial position, results of operations, cash flows, or segment reporting.

Also in January 2008, the company announced the transfer of certain programs and assets from the Mission Systems segment to the Space Technology segment, effective July 1, 2008. This transfer will allow Mission Systems to focus on the rapidly growing command, control, communications, computers, intelligence, surveillance, and reconnaissance business, and the missiles business will be an integrated element of the company's Aerospace business growth strategy. In addition, certain Electronics businesses were transferred to Mission Systems effective January 2008. The transfer of these businesses is not expected to have a material effect on the company's consolidated financial position, results of operations, or cash flows.

These subsequent realignments have not been reflected in any of the accompanying financial information.

KEY SEGMENT FINANCIAL MEASURES

Operating Performance Assessment and Reporting

The company manages and assesses the performance of its businesses based on its performance on individual contracts and programs obtained generally from government organizations using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates and Judgments described on page 29. Based on this approach and the nature of the company's operations, the discussion of consolidated results of operations generally focuses around the company's seven reportable segments versus distinguishing between products and services. Product sales are predominantly generated in the Electronics, Integrated Systems, Space Technology and Ships segments, while the majority of the company's service revenues are generated by the Information Technology, Mission Systems and Technical Services segments.

Funded Contract Acquisitions

Funded contract acquisitions represent amounts funded during the period on customer contractually obligated orders. Funded contract acquisitions tend to fluctuate from period to period and are determined by the size and timing of new and follow-on orders and by obligations of funding on previously awarded unfunded orders. In the period that a business is purchased, its existing funded order backlog as of the date of purchase is reported as funded contract acquisitions. In the period that a business is sold, its existing funded order backlog as of the divestiture date is deducted from funded contract acquisitions.

Sales and Service Revenues

Period-to-period sales generally vary less than funded contract acquisitions and reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in revenues incurred due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding margin change based on the margin rate for a particular contract.

Segment Operating Margin

Segment operating margin reflects the performance of segment contracts. Excluded from this measure are certain costs not directly associated with contract performance, including the portion of corporate expenses such as management and administration, legal, environmental, certain compensation and other retiree benefits, and other expenses not considered allowable or allocable under applicable CAS regulations and the FAR, and therefore not allocated to the segments. Changes in segment operating margin are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract margin rates. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (EAC) that reflect improved (or deteriorated) operating performance on a particular contract. Operating margin changes are accounted for on a cumulative to date basis at the time an EAC change is recorded.

Operating margin may also be affected by, among other things, the effects of workforce stoppages, the effects of natural disasters (such as hurricanes and earthquakes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred, and the effects are material, a separate description is provided.

Program Descriptions

For convenience, a brief description of certain programs discussed in this Form 10-K are included in the "Glossary of Programs" beginning on page 54.

INFORMATION & SERVICES

Mission Systems

Mission Systems is a leading global system integrator of complex, mission-enabling systems for military, government, and other clients. Products and services are grouped into the following business areas: Command, Control and Communications (C3); Intelligence, Surveillance and Reconnaissance (ISR); and Missile Systems.

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Funded Contract Acquisitions	**$6,032**	$6,108	$4,877
Sales and Service Revenues	**5,931**	5,494	5,494
Segment Operating Margin	**566**	519	424
As a percentage of segment sales	**9.5%**	9.4%	7.7%

Funded Contract Acquisitions

2007 – Mission Systems funded contract acquisitions decreased $76 million, or 1 percent, in 2007 as compared with 2006, primarily due to $626 million lower funded contract acquisitions in Missile Systems, partially offset by $401 million higher funded contract acquisitions in ISR and $164 million higher funded contract acquisitions in C3. The decrease in Missile Systems is due to timing of funding on the Intercontinental Ballistic Missile (ICBM) and Kinetic Energy Interceptors (KEI) programs and receipt of delayed funding upon approval of the federal defense budget during the first quarter of 2006. The increase in ISR is related to the acquisition of Essex. The increase in C3 is due to higher funding across various programs. Significant funded contract acquisitions in 2007 included $603 million for the ICBM program, $223 million for the Joint National Integration Center Research and Development (JRDC) program, $188 million for the F-22 program, $169 million for the KEI program, $137 million for the Ground-Based Midcourse Fire Control and Communications (GFC/C) program and $118 million for the Force XXI Battle Brigade and Below (FBCB2) Installation Kits (I-Kits) program.

2006 – Mission Systems funded contract acquisitions increased $1.2 billion, or 25 percent, in 2006 as compared with 2005, primarily due to the receipt of delayed funding upon approval of the fiscal year 2006 federal defense budget, the timing of funding received in the KEI program and the timing of a production award in the ICBM program. Significant acquisitions in 2006 included $1 billion for the ICBM program, $348 million for the KEI program, $217 million for the JRDC program, $176 million for the F-22 program, $164 million for the F-35 program, $155 million for the Space Based Space Surveillance (SBSS) program, and $118 million for the Command Post Platform (CPP) program.

Sales and Service Revenues

2007 – Mission Systems revenue increased $437 million, or 8 percent, as compared with 2006. The increase was due to $279 million in higher sales in ISR, $131 million in higher sales in Missile Systems and $52 million in higher sales in C3. The increase in ISR is principally due to the acquisition of Essex. The increase in Missile Systems is primarily due to increased scope and funding levels in the KEI, JRDC, ICBM and National Team Battle Management Command and Control (BMC2) programs. The increase in C3 is due to higher volume in several programs, including the FBCB2 I-Kits program, partially offset by lower volume in the F-35 development program as hardware development in 2006 winds down in 2007 and reduced scope and deliveries accelerated into 2006 in the F-22 program.

2006 – Mission Systems revenue remained unchanged in 2006 when compared with 2005. The higher sales volume across multiple programs including SBSS, CPP, FBCB2 Systems Engineering and Integration (SE&I) and GFC/C were offset by lower sales volume in a restricted program and reduced production volume in the ICBM program.

Segment Operating Margin
2007 – Mission Systems operating margin increased $47 million, or 9 percent, in 2007 as compared with 2006. The increase includes net performance improvements of $22 million driven by cost improvements achieved based on increases in customer order quantities in the FBCB2 I-Kits program, final negotiation of award fee earned on the National Team BMC2 program, lower labor costs and favorable pricing of supplier procured materials in the CPP program and elimination of risk associated with hardware obsolescence in the GFC/C program. Net performance improvements were partially offset by $12 million in higher amortization of purchased intangibles. Volume changes contributed to the 2007 operating margin increase primarily due to the acquisition of Essex.

2006 – Mission Systems operating margin increased $95 million, or 22 percent, in 2006 as compared with 2005. The increase includes net performance improvements across multiple programs including a successful flight test and favorable award fee scores on the GFC/C program, successful cost and risk management in the fixed price development portion of the Global Combat Support System Army/Tactical program, continued success in fielding Communication, Navigation and Identification (CNI) systems in the F-22 production program and a decrease of $26 million in amortization of purchased intangibles. The increase in operating margin as a percentage of segment sales over 2005 is due to the net performance improvements mentioned above.

Information Technology
Information Technology is a premier provider of IT systems engineering and systems integration for the DoD, national intelligence, federal, civilian, state, and local agencies, and commercial customers. Products and services are grouped into the following business areas: Intelligence; Civilian Agencies; Commercial, State & Local (CS&L); and Defense.

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Funded Contract Acquisitions	**$4,400**	$4,613	$3,700
Sales and Service Revenues	**4,486**	3,962	3,736
Segment Operating Margin	**329**	342	322
As a percentage of segment sales	**7.3%**	8.6%	8.6%

Funded Contract Acquisitions
2007 – Information Technology funded contract acquisitions decreased $213 million, or 5 percent, in 2007 as compared to 2006, primarily reflecting decreases of $203 million in Intelligence and $98 million in CS&L, partially offset by an increase of $109 million in Defense. A significant amount of the Intelligence funded contract acquisitions decrease was related to the early funding of contracts in 2006. Significant non-restricted funded acquisitions in 2007 included $214 million for the Virginia IT outsourcing program, $146 million for the Network Centric Solutions program, $140 million for the Systems and Software Engineering Services program, and $139 million for the National Geospatial-Intelligence Agency Enterprise Engineering program.

2006 – Information Technology funded contract acquisitions increased $913 million, or 25 percent, in 2006 as compared to 2005, primarily reflecting increases of $527 million in Intelligence, $322 million in CS&L, and $226 million in Defense, partially offset by a decrease of $160 million in Civilian Agencies. The increase in Intelligence was primarily related to the early funding of contracts. Significant non-restricted funded contract acquisitions in 2006 included $319 million for the New York City Wireless program, $231 million for the

National Geospatial-Intelligence Agency Enterprise Engineering program, $130 million for the Systems and Software Engineering Services program, and $100 million for the Defense Threat Reduction Agency program.

Sales and Service Revenues

2007 – Information Technology revenue increased $524 million, or 13 percent, in 2007 as compared with 2006. The increase was primarily due to $275 million in higher sales volume in CS&L, $222 million in higher sales in Intelligence, and $133 million in higher sales in Defense, partially offset by $73 million in lower sales in Civilian Agencies. The increase in CS&L is associated with the effect of a full year of sales from new programs awarded in 2006, including the New York City Wireless, Virginia IT outsourcing, and San Diego County IT outsourcing programs. The increase in Intelligence is due to new restricted program wins and higher volume on existing programs. The increase in Defense is due to increased volume on various existing programs and new business wins. The decrease in Civilian Agencies is primarily due to customer program budget reductions, and program completions.

2006 – Information Technology revenue increased $226 million, or 6 percent, in 2006 as compared with 2005. The increase was primarily due to $105 million in higher sales volume in Intelligence, $101 million in higher sales volume in Defense, and $57 million in higher sales volume in CS&L, partially offset by $36 million in lower sales in Civilian Agencies. The increase in Intelligence is due to new restricted program wins and higher volume on various existing programs. The increase in Defense is due to increased volume on various existing programs. The increase in CS&L is due to higher volume associated with new programs awarded in 2006, including the Virginia IT outsourcing, San Diego County IT outsourcing, and New York City Wireless programs. The decrease in Civilian Agencies is primarily due to customer program budget reductions and program completions.

Segment Operating Margin

2007 – Information Technology operating margin decreased $13 million, or 4 percent, in 2007 as compared to 2006. The decrease in operating margin was driven by $28 million in increased amortization of deferred and other outsourcing costs on large IT outsourcing programs compared to the prior period, partially offset by margin on new business wins and the effects of increased volume on several Intelligence, CS&L, and Defense programs. The operating margin decrease also reflects $22 million in discretionary spending for internal information systems infrastructure expected to yield future cost improvements. The decrease in operating margin as a percentage of segment sales is primarily due to the timing of service contract costs and amortization of deferred and other outsourcing costs on large IT outsourcing programs.

2006 – Information Technology operating margin increased $20 million, or 6 percent, in 2006 as compared to 2005. The increase was driven by higher sales volume in Intelligence, Defense, and CS&L, primarily on the Virginia IT outsourcing program. The increase also reflects $5 million lower amortization expense for purchased intangibles.

Technical Services

Technical Services is a leading provider of infrastructure, base, range, logistical and sustainment support, and also provides a wide-array of technical services including training and simulation. Services are grouped into the following business areas: Systems Support (SSG); Training and Simulation (TSG); and Life Cycle Optimization and Engineering (LCOE).

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Funded Contract Acquisitions	**$2,273**	$2,292	$1,714
Sales and Service Revenues	**2,177**	1,858	1,617
Segment Operating Margin	**120**	120	100
As a percentage of segment sales	**5.5%**	6.5%	6.2%

Funded Contract Acquisitions
2007 – Technical Services funded contract acquisitions decreased $19 million or 1 percent in 2007 as compared with 2006, primarily reflecting a decrease of $355 million at TSG, partially offset by a $327 million increase at LCOE. The decrease at TSG is primarily due to accelerated funding received in 2006 for the Saudi Arabian National Guard (SANG) program. The increase in the LCOE group is due to additional tasking across various programs, including the Hunter CLS program. Significant funded contract acquisitions in 2007 included $417 million for the Nevada Test Site (NTS) program, $310 million for the Joint Base Operations Support (JBOS) program, $174 million for the Sierra Vista Hunter program, $112 million for the Battle Command Training program, $98 million for the Ft. Irwin program, $75 million for the TSC program and $75 million for F-15 repairs at the Warner Robins Regional Repair Service Center (WRRSC).

2006 – Technical Services funded contract acquisitions increased $578 million, or 34 percent, in 2006 as compared with 2005. Significant funded contract acquisitions in 2006 included $462 million for the Nevada Test Site (NTS) program, $354 million in additional funding in the JBOS program, and $297 million in additional funding in the SANG program.

Sales and Service Revenues
2007 – Technical Services revenue increased $319 million or 17 percent, in 2007 as compared with 2006, primarily due to increases of $248 million and $66 million in SSG and LCOE, respectively. The increase in SSG is primarily driven by $252 million from the effects of a full year of sales for the NTS program in 2007 as compared to six months of revenue in 2006. The increase in LCOE is due to increased demand for F-15 repairs at WRRSC, increased demand on the Sierra Vista Hunter program and increased work on the B2 programs.

2006 – Technical Services revenue increased $241 million, or 15 percent, in 2006 as compared with 2005. The increase was primarily due to higher sales volume for the NTS, Combined Tactical Training Range and Ft. Irwin programs, partially offset by lower volume in the JBOS program.

Segment Operating Margin
2007 – Technical Services operating margin remained unchanged in 2007 when compared with 2006. The volume increases associated with the NTS, F-15 repairs, Sierra Vista Hunter and B2 programs were offset by the effects of performance improvements taken in the prior year and favorable 2006 margin adjustments to reflect risk reduction on contracts for spares production on fixed price contracts. A lower margin mix from the NTS program also contributed to offsetting the volume increase.

2006 – Technical Services operating margin increased $20 million, or 20 percent, in 2006 as compared with 2005. The increase includes net performance improvements from the U.S. Citizenship and Immigration Services, SANG, and APG-66 Japan programs. Volume changes contributed to the 2006 operating margin primarily driven by higher sales volume in the NTS program.

AEROSPACE

Integrated Systems
Integrated Systems is a leader in the design, development, and production of airborne early warning, electronic warfare and surveillance, and battlefield management systems, as well as manned and unmanned tactical and strike systems. Products and services are grouped into the following business areas: Integrated Systems Western Region (ISWR) and Integrated Systems Eastern Region (ISER).

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Funded Contract Acquisitions	**$4,986**	$6,108	$4,544
Sales and Service Revenues	**5,067**	5,500	5,489
Segment Operating Margin	**591**	551	499
As a percentage of segment sales	**11.7%**	10.0%	9.1%

Funded Contract Acquisitions
2007 – Integrated Systems funded contract acquisitions decreased $1.1 billion, or 18 percent, as compared with 2006, resulting from decreases of $641 million and $653 million at ISWR and ISER, respectively, partially offset by an increase of $160 million on International Programs. The decrease is primarily due to higher 2006 funded contract acquisitions as a result of delayed funding upon approval of the fiscal year 2006 defense budget. Significant funded contract acquisitions included $825 million for the F/A-18 program, $816 million for the E-2 program, $579 million for the B-2 program, and $560 million for the High Altitude Long Endurance (HALE) Systems (Global Hawk) program.

2006 – Integrated Systems funded contract acquisitions increased $1.6 billion, or 34 percent, as compared with the same period in 2005, resulting from increases of $757 million and $826 million at ISWR and ISER, respectively. The increase is primarily due to higher 2006 funded contract acquisitions as a result of delayed funding upon approval of the fiscal year 2006 defense budget. Significant funded contract acquisitions included $1.2 billion for the E-2 program, $978 million for the F-35 program, $767 million for the F/A-18 program, and $718 million for the HALE Systems (Global Hawk) program.

Sales and Service Revenues
2007 – Integrated Systems revenue decreased $433 million, or 8 percent, as compared with 2006, resulting from decreases of $105 million and $369 million at ISWR and ISER, respectively. Approximately $325 million of the decrease was a result of the transition of the E-2D Advanced Hawkeye, F-35 and EA-18G development programs to their early production phases. Also contributing to the reduction in revenue was approximately $160 million from the effects of significant customer-directed scope reductions associated with the E-10A platform and related MP-RTIP efforts. These reductions were partially offset by higher volume of $69 million for the F/A-18 Multi-Year Procurement (MYP) and $77 million for the Global Hawk programs.

2006 – Integrated Systems revenue increased $11 million as compared with 2005, resulting from an increase of $239 million in ISWR, partially offset by a decrease of $209 million in ISER. The increase in ISWR is primarily due to higher sales volume for the F-35, F/A-18, and various restricted programs. The decrease in ISER is primarily due to lower volume in the E-2D Advanced Hawkeye, Joint STARS, and EA-6B programs.

Segment Operating Margin
2007 – Integrated Systems operating margin increased $40 million, or 7 percent, as compared with the same period in 2006. The increase in operating margin includes net margin improvements of $86 million primarily due to risk reduction achieved on the Global Hawk and various B-2 programs and favorable settlement of a prior year's overhead costs, partially offset by the margin effects of lower sales volume described above. The increase in operating margin as a percentage of segment sales is primarily due to risk reduction on the E-2 program, improved performance on B-2 support programs, and the favorable settlement of a prior year's overhead costs described above.

2006 – Integrated Systems operating margin increased $52 million, or 10 percent, as compared with 2005. The increase in operating margin primarily reflects improvements on the F-35, EA-18G, and F/A-18 programs combined with higher sales volume in the F/A-18 and F-35 programs.

Space Technology
Space Technology develops and integrates a broad range of systems at the leading edge of space, defense, and electronics technology. The segment supplies products primarily to the U.S. Government that are critical to maintaining the nation's security and leadership in science and technology. Space Technology's business areas focus on the design, development, manufacture, and integration of spacecraft systems and subsystems, electronic and communications payloads, and high energy laser systems and subsystems. Products and services are grouped into the following business areas: Civil Systems; Military Systems; National Systems; and Technology & Emerging Systems (Technology).

$ in millions	Year Ended December 31 2007	2006	2005
Funded Contract Acquisitions	**$2,770**	$3,916	$2,121
Sales and Service Revenues	**3,133**	2,923	2,866
Segment Operating Margin	**261**	245	219
As a percentage of segment sales	**8.3%**	8.4%	7.6%

Funded Contract Acquisitions
2007 – Space Technology funded contract acquisitions decreased $1.1 billion, or 29 percent, in 2007 as compared with 2006, primarily representing a $693 million decrease for Military Systems, a $231 million decrease for National Systems, and a $211 million decrease for Civil Systems. The decrease is primarily due to higher 2006 funded contract acquisitions as a result of delayed funding upon approval of the fiscal year 2006 defense budget. Significant funded contract acquisitions in 2007 included $1.1 billion for restricted programs, $540 million for the NPOESS program, $239 million for the STSS program, and additional funding of $216 million for the JWST program.

2006 – Space Technology funded contract acquisitions increased $1.8 billion, or 85 percent, as compared with 2005, due to increased funding in National Systems, Military Systems, and Civil Systems. The increase is primarily due to higher 2006 funded contract acquisitions as a result of delayed funding upon approval of the fiscal year 2006 defense budget. Significant funded contract acquisitions in 2006 included $1.2 billion for restricted programs, $770 million for the NPOESS program, and $611 million for the AEHF program.

Sales and Service Revenues
2007 – Space Technology revenue increased $210 million, or 7 percent, in 2007 as compared with 2006. The increase was primarily due to $187 million and $49 million in higher sales on restricted contracts in National Systems and Technology & Emerging Systems, respectively.

2006 – Space Technology revenues increased $57 million, or 2 percent, as compared with 2005. The increase was primarily due to higher sales in Military Systems due to higher volume in the AEHF program and higher sales in Technology & Emerging Systems due to the ABL program, partially offset by lower sales in Civil Systems due to lower volume for the NPOESS program.

Segment Operating Margin
2007 – Space Technology operating margin increased $16 million, or 7 percent, in 2007 as compared with 2006. The increase in operating margin was primarily due to increased sales volume in 2007 across many programs.

2006 – Space Technology operating margin increased $26 million, or 12 percent, as compared with 2005. The increase in operating margin and operating margin percentage was primarily due to performance improvements in 2006, primarily from the ABL program.

ELECTRONICS

Electronics is a leading designer, developer, manufacturer and integrator of a variety of advanced electronic and maritime systems for national security and select non-defense applications. Electronics provides systems to U.S. and international customers for such applications as airborne surveillance, aircraft fire control, precision targeting, electronic warfare, automatic test equipment, inertial navigation, integrated avionics, space sensing, intelligence processing, air traffic control, air and missile defense, homeland defense, communications, mail processing, biochemical detection, ship bridge control, and shipboard components. Products and services are grouped into the following business areas: Aerospace Systems; Defensive Systems; Government Systems; Naval & Marine Systems; and Navigation Systems.

$ in millions	Year Ended December 31 2007	2006	2005
Funded Contract Acquisitions	**$8,776**	$7,147	$6,250
Sales and Service Revenues	**6,906**	6,543	6,513
Segment Operating Margin	**813**	754	709
As a percentage of segment sales	**11.8%**	11.5%	10.9%

Funded Contract Acquisitions

2007 – Electronics funded contract acquisitions increased $1.6 billion, or 23 percent, in 2007 as compared with 2006, primarily representing increases of $652 million, $560 million and $288 million for Government Systems, Defensive Systems, and Aerospace Systems, respectively. Significant funded contract acquisitions in 2007 included $875 million for the Flats Sequencing System (FSS) program, $508 million for the Large Aircraft Infrared Countermeasures (LAIRCM) Indefinite Deliver/Indefinite Quantity (IDIQ) program, $252 million for the Vehicular Intercommunications (VIS) program, $242 million for the MESA Korea program, and $76 million for the Ground/Air Task Oriented Radar (G/ATOR) program

2006 – Electronics funded contract acquisitions increased $897 million, or 14 percent, in 2006 as compared with 2005, primarily representing increases of $309 million, $284 million and $180 million at Defensive Systems, Aerospace Systems, and Government Systems, respectively. Significant funded contract acquisitions in 2006 included $270 million for the VIS program, $261 million for the SBIRS program, $160 million for the F-22 program, $153 million for the Lightweight Laser Designator Rangefinder program, $150 million for the Bio-Detection program, $148 million for the Mark VII program, and $125 million for the Automated Flats Sorting Machine program.

Sales and Service Revenues

2007 – Electronics revenue increased $363 million, or 6 percent, in 2007 as compared with 2006, reflecting $178 million higher sales in Defensive Systems, $116 million higher sales in the Government Systems, and $97 million in Naval & Marine Systems (NMS), partially offset by $100 million lower sales in Aerospace Systems. The increase in Defensive Systems is primarily due to higher deliveries on Land Forces and Electro-Optical & Infrared Countermeasures programs. The increase in Government Systems sales is primarily attributable to increases in Communications and ISR programs. The increase in NMS sales is primarily due to higher volume on a restricted program. The lower Aerospace Systems sales are primarily due to the effect of declining volume on fixed price development programs.

2006 – Electronics revenue increased $30 million, or less than 1 percent, in 2006 as compared with 2005. The increase was primarily due to higher sales in automated flat sorting machines to the U.S. Postal Service, vehicle intercommunications systems and infrared countermeasures programs, partially offset by lower sales volume in the F-16 Block 60 and Longbow Missile programs as these programs near completion. Sales for 2006 also included adjustments resulting from charges for the MESA Wedgetail and Peace Eagle fixed-price development airborne surveillance programs.

Segment Operating Margin

2007 – Electronics operating margin increased $59 million, or 8 percent, in 2007 as compared with 2006. The increase in operating margin is largely attributable to higher volume, primarily in Government Systems, Defensive Systems, and Naval & Marine Systems. Operating margin for 2007 included a $27 million pre-tax charge for the F-16 Block 60 fixed-price development combat avionics program. The 2007 charge reflected a higher estimate of software integration costs to complete the Falcon Edge electronic warfare suite as compared to $121 million in pre-tax charges in 2006 for several programs mentioned below. The 2007 operating margin also includes $14 million in consolidation costs related to the closure of several facilities as a result of a continuing focus on effective infrastructure management and $26 million in provisions for settled and outstanding matters.

2006 – Electronics operating margin increased $45 million, or 6 percent, in 2006 as compared with 2005. The increase was primarily due to $55 million lower amortization expense and includes net performance improvements on various programs. Operating margin for 2006 included a $51 million pre-tax charge for the Wedgetail contract and a $42 million pre-tax charge for the Peace Eagle contract (both under the MESA program), and a $28 million pre-tax charge for the ASPIS II program. These charges primarily reflect the impact of development, test & evaluation schedule extension, required hardware modifications and related retrofits. Operating margin for 2005 included a $65 million pre-tax charge for the F-16 Block 60 fixed-price development combat avionics program. The charge reflected a higher estimate of costs to complete the Falcon Edge electronic warfare suite, including rework of the mission software.

SHIPS

Ships is the nation's sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines for the U.S. Navy. Ships is also one of the nation's leading full service systems providers for the design, engineering, construction, and life cycle support of major surface ships for the U.S. Navy, U.S. Coast Guard, international navies, and for commercial vessels. Products and services are grouped into the following business areas: Aircraft Carriers; Expeditionary Warfare; Surface Combatants; Submarines; Coast Guard & Coastal Defense; Fleet Support; and Services, Commercial & Other.

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Funded Contract Acquisitions	**$5,282**	$10,045	$2,749
Sales and Service Revenues	**5,788**	5,321	5,786
Segment Operating Margin	**538**	393	249
As a percentage of segment sales	**9.3%**	7.4%	4.3%

Funded Contract Acquisitions

2007 – Ships funded contract acquisitions for the year ended December 31, 2007 decreased $4.8 billion, or 47 percent as compared with 2006, primarily representing decreases of $5.2 billion in Aircraft Carriers and Expeditionary Warfare. The decrease is partially due to higher 2006 funded contract acquisitions as a result of delayed funding approval for the fiscal year 2006 defense budget as well as the funding received on the *George H.W. Bush, USS Carl Vinson* and Ford Class programs in 2006, originally expected in 2007. Significant funded contract acquisitions during the year include $1.4 billion for the LPD program, $1.1 billion for the LHA program, $510 million for the *Virginia*-class submarine program, $624 million for the DDG 1000 program, $516 million for the Coast Guard's NSC program, $171 million from AMSEC reorganization, and an additional funding of $108 million for the DDG program.

2006 – Ships funded contract acquisitions for the year ended December 31, 2006 increased $7.3 billion as compared with the 2005, primarily representing increases of $6.5 billion in Aircraft Carriers and Expeditionary Warfare. Significant acquisitions in 2006 included $3.9 billion for the LPD program, $1.8 billion for the *USS Carl Vinson* Refueling and Complex Overhaul (RCOH) program, $1.3 billion for the Ford Class program, $814 million for the *Virginia* Class Block II program, $479 million for the *George H. W. Bush* program, $261 million for the DDG 1000 program (formerly known as the DD(X) program), $176 million for the WMSL NSC program, $172 million for the Toledo Depot Modernization Period program, $168 million for the LHD program, and $116 million for the LHA program.

Sales and Service Revenues

2007 – Ships revenues for the year ended December 31, 2007 increased $467 million, or 9 percent as compared with 2006. The increase was primarily due to $252 million in higher sales in Expeditionary Warfare, $92 million in higher sales in Fleet Support, $81 million in higher sales in Coast Guard and Coastal Defense, $53 million in higher sales in Submarines, $52 million in higher sales in Aircraft Carriers, partially offset by $33 million in lower sales in Surface Combatants, and $25 million in lower sales in Services, Commercial & Other. The increase in

Expeditionary Warfare was primarily due to higher sales volume in the LPD and LHA programs due to production ramp-ups, partially offset by lower sales volume in the LHD program as a result of a labor strike at the Pascagoula, Mississippi shipyard. The increase in Fleet Support was due to the reorganization of AMSEC. The increase in Coast Guard and Coastal Defense was due to higher sales volume in the WMSL program. The decrease in Surface Combatants was due to lower sales in the DDG 1000 program and the impacts of the labor strike.

2006 – Ships revenues for the year ended December 31, 2006 decreased $465 million, or 8 percent as compared with 2005. The decrease was primarily due to lower sales volume in the DDG 1000 program driven by the transition from Phase III to Phase IV and changes in the Navy acquisition strategy regarding major sub-contractors, as well as continued recovery from the impact of Hurricane Katrina in the LPD program. The decrease was partially offset by higher sales in the *USS Carl Vinson*, DDG 51, NSC, and LHA programs.

Segment Operating Margin
2007 – Ships operating margin for the year ended December 31, 2007 increased $145 million, or 37 percent, as compared with 2006, primarily consisting of $62 million for recovery of lost profits due to having reached an agreement on a portion of the Katrina insurance claim, a $23 million pre-tax gain resulting from the reorganization of AMSEC, and increased volume across multiple programs, offset by $55 million resulting from a contract earnings rate adjustment on LHD 8 primarily due to a schedule extension resulting from manpower constraints in critical crafts (electrical and pipefitting) following the strike at the Pascagoula shipyard in 2007.

2006 – Ships operating margin for the year ended December 31, 2006 increased $144 million, or 58 percent as compared with 2005. The increase was primarily due to a prior year charge of $150 million to account for Hurricane Katrina-related cost growth, as well as a $15 million impact from Hurricane Katrina-related work delays (see Note 17 to the consolidated financial statements in Part II, Item 8). The 2006 operating margin includes a pension benefit resulting from the Pension Protection Act of 2006. These increases were partially offset by lower sales volume in the DDG 1000 program.

BACKLOG

Total backlog at December 31, 2007, was approximately $64 billion. Total backlog includes both funded backlog (unfilled orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer). Unfunded backlog excludes unexercised contract options and unfunded IDIQ orders. For multi-year services contracts with non-federal government customers having no stated contract values, backlog includes only the amounts committed by the customer. Major components in unfunded backlog as of December 31, 2007, included various restricted programs and the KEI program in the Mission Systems segment; the F-35 and F/A-18 programs in the Integrated Systems segment; the NTS program in the Technical Services segment; the NPOESS and restricted programs in the Space Technology segment; Block II of the *Virginia* class submarines program and the LHA program in the Ships segment.

The following table presents funded and unfunded backlog by segment at December 31, 2007 and 2006:

	2007			2006		
$ in millions	**Funded**	**Unfunded**	**Total Backlog**	Funded	Unfunded	Total Backlog
Information & Services						
Mission Systems	**$ 3,220**	**$ 8,985**	**$12,205**	$ 3,119	$ 8,488	$11,607
Information Technology	**2,581**	**2,268**	**4,849**	2,667	1,840	4,507
Technical Services	**1,471**	**3,193**	**4,664**	1,375	3,973	5,348
Aerospace						
Integrated Systems	**4,204**	**4,525**	**8,729**	4,285	4,934	9,219
Space Technology	**1,260**	**8,266**	**9,526**	1,623	7,138	8,761
Electronics	**8,446**	**2,062**	**10,508**	6,576	1,583	8,159
Ships	**10,348**	**3,230**	**13,578**	10,854	2,566	13,420
Total backlog	**$31,530**	**$32,529**	**$64,059**	$30,499	$30,522	$61,021

Backlog is converted into the following years' sales as costs are incurred or deliveries are made. Approximately 66 percent of the 2007 year-end funded backlog is expected to be converted into sales in 2008. Total U.S. Government orders, including those made on behalf of foreign governments, comprised 89 percent, 90 percent, and 83 percent of the funded backlog at the end of 2007, 2006, and 2005, respectively. Total foreign customer orders accounted for 6 percent, 5 percent, and 10 percent of the funded backlog at the end of 2007, 2006, and 2005, respectively. Domestic commercial backlog represented 5 percent, 5 percent, and 7 percent of funded backlog at the end of 2007, 2006, and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The company endeavors to ensure the most efficient conversion of operating results into cash for deployment in growing its businesses and maximizing shareholder value. The company actively manages its capital resources through working capital improvements, prudent capital expenditures, strategic business acquisitions, investment in independent research and development, debt repayments, required and voluntary pension contributions, and returning cash to its shareholders through increased dividend payments and repurchases of common stock.

Company management uses various financial measures to assist in capital deployment decision making including net cash provided by operations, free cash flow, net debt-to-equity, and net debt-to-capital. Management believes these measures are useful to investors in assessing the company's financial performance.

The table below summarizes key components of cash flow provided by operating activities:

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Net income	**$1,790**	$1,542	$1,400
Non-cash income and expense[(1)]	**1,034**	948	948
Retiree benefit funding in excess of expense	**(50)**	(772)	(22)
Trade working capital reduction	**142**	144	49
Other	**(12)**	(28)	216
Cash used in discontinued operations	**(14)**	(78)	36
Cash provided by operating activities	**$2,890**	$1,756	$2,627

(1) Includes depreciation & amortization, stock based compensation expense and deferred taxes.

Free Cash Flow

Free cash flow represents cash generated from operations available for discretionary use after operational cash requirements to improve or maintain levels of production have been met. Free cash flow is a useful measure for investors as it affects the ability of the company to grow by funding strategic business acquisitions and return value to shareholders through repurchasing its shares and paying dividends.

Free cash flow is not a measure of financial performance under GAAP, and may not be defined and calculated by other companies in the same manner. This measure should not be considered in isolation or as an alternative to operating results presented in accordance with GAAP as indicators of performance.

The table below reconciles cash provided by operations to free cash flow:

	Year Ended December 31		
$ in millions	**2007**	2006	2005
Cash provided by operating activities	**$2,890**	$1,756	$2,627
Less:			
Capital expenditures	**(685)**	(737)	(823)
Outsourcing contract & related software costs	**(137)**	(77)	
Free cash flow from operations	**$2,068**	$ 942	$1,804

Cash Flows

The following is a discussion of the company's major operating, investing and financing activities for each of the three years in the period ended December 31, 2007, as classified on the consolidated statements of cash flows located in Part II, Item 8.

Operating Activities

2007 – Cash provided by operating activities in 2007 increased $1.1 billion as compared with 2006, and reflects lower pension contributions, higher net income, and continued trade working capital reductions. Pension plan contributions totaled $342 million in 2007, of which $200 million was voluntarily pre-funded compared with contributions of $1.2 billion in 2006, of which $800 million was voluntarily pre-funded.

Cash collected from customers increased by $2 billion, and cash paid to suppliers and employees increased by $635 million in 2007 as compared with 2006. Net cash provided by operating activities for 2007 included the receipt of $125 million of insurance proceeds related to Hurricane Katrina, $52 million of federal and state income tax refunds, and $21 million of interest income.

At December 31, 2007, net working capital (current assets less current liabilities) was $340 million, as compared to a working capital deficit of $28 million in 2006, primarily due to a decrease in current income taxes payable as a result of the adoption in 2007 of FIN 48.

2006 – Cash provided by operating activities was $1.8 billion as compared with $2.6 billion in 2005. The decrease was primarily due to contributions to the company's pension plans totaling $1.2 billion, of which $800 million was voluntarily pre-funded in the fourth quarter, as compared to contributions of $415 million in 2005, of which $203 million was voluntarily pre-funded in the fourth quarter.

Cash collected from customers decreased by $166 million, and cash paid to suppliers and employees increased by $361 million. Net cash from operating activities for 2006 included the receipt of $100 million of insurance proceeds related to Hurricane Katrina, $60 million of federal and state income tax refunds, and $45 million of interest income.

At December 31, 2006, net working capital deficit (current assets less current liabilities) was $28 million, primarily reflecting a lower cash balance offset by a lower current portion of long-term debt.

2005 – Cash provided by operating activities was $2.6 billion. Net cash from operating activities for 2005 included the receipt of $89 million of insurance proceeds related to Hurricane Katrina, $88 million of federal and state income tax refunds, and $78 million of interest, including interest on a state tax refund for research and development credits for the years 1988 through 1990. These cash inflows were partially offset by a payment of $99 million for a litigation settlement.

Employer contributions to the company's pension plans were $415 million in 2005, including voluntary pre-funding payments of $203 million in 2005.

At December 31, 2005, net working capital deficit (current assets less current liabilities) was $418 million.

Investing Activities

2007 – Cash used in investing activities was $1.4 billion in 2007. During 2007, the company acquired three businesses for $690 million (See Note 4 to the consolidated financial statements in Part II, Item 8), paid $137 million for outsourcing costs related to newly acquired outsourcing services contracts, and released $59 million of restricted cash related to the Gulf Opportunity Zone Industrial Development Revenue Bonds (see discussion in "Financing Activities" below) which was partially offset by restrictions related to the Xinetics purchase (see Note 4 to the consolidated financial statements in Part II, Item 8).

Capital expenditures in 2007 were $685 million, including $118 million to replace property damaged by Hurricane Katrina and $47 million of capitalized software costs. Capital expenditure commitments at December 31, 2007 were approximately $668 million, which are expected to be paid with cash on hand and restricted cash.

2006 – Cash used in investing activities was $601 million in 2006. During 2006, the company received $209 million from the sale of the remaining 9.7 million of its TRW Auto common shares. Also during 2006, Ships received access to $200 million from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds (see discussion in Financing Activities below) of which $127 million remained restricted as of December 31, 2006. In addition, the company received $117 million of insurance proceeds related to Hurricane Katrina, paid $77 million for outsourcing costs related to newly acquired outsourcing services contracts, and paid $35 million for the purchase of an investment.

During 2006, the company also received $43 million from the sales of the Interconnect Technologies assembly business unit and Winchester.

Capital expenditures in 2006 were $737 million, including $111 million to replace property damaged by Hurricane Katrina and $36 million of capitalized software costs.

2005 – Cash used in investing activities was $855 million in 2005. During 2005, the company paid $361 million to acquire two businesses. This includes the acquisition of Confluent in September 2005 and Integic in March 2005. The company received $238 million from the sale of investments, including $95 million for 3.4 million common shares of Endwave and $143 million for 7.3 million common shares of TRW Auto. During 2005, the company also received $57 million from the sale of Teldix.

The company received insurance proceeds of $38 million in 2005 to replace damaged property at the Ships segment as a result of Hurricane Katrina.

Capital expenditures in 2005 were $823 million, including $80 million to replace property damaged by Hurricane Katrina and $41 million of capitalized software costs.

Financing Activities

2007 – Cash used in financing activities was $1.5 billion comprised primarily of $1.2 billion in share repurchases, $504 million of dividends paid to shareholders, and $384 million in repayment of borrowings under lines of credit (See Note 13 to the consolidated financial statements in Part II, Item 8), partially offset by $315 million in borrowings under lines of credit, and $274 million in proceeds from exercises of stock options.

2006 – Cash used in financing activities was $1.7 billion comprised of $1.2 billion in repayments of long-term debt, $825 million in share repurchases, and $402 million of dividends paid to shareholders, partially offset by $393 million in proceeds from exercises of stock options and $200 million of debt incurred in relation to the Gulf Opportunity Zone Industrial Development Revenue Bonds.

2005 – Cash used in financing activities was $1.4 billion comprised primarily of $1.2 billion in share repurchases and $359 million in dividends paid to shareholders, partially offset by $163 million in proceeds from exercises of stock options.

Gulf Opportunity Zone Industrial Development Revenue Bonds – In December 2006, Ships entered into a loan agreement with the Mississippi Business Finance Corporation (MBFC) under which Ships received access to $200 million from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds by the MBFC. The loan accrues interest payable semi-annually at a fixed rate of 4.55 percent per annum. The company's obligation related to these bonds is recorded in long-term debt in the consolidated statements of financial position in Part II, Item 8. The bonds are subject to redemption at the company's discretion on or after December 1, 2016, and will mature on December 1, 2028. The bond issuance proceeds must be used to finance the construction, reconstruction, and renovation of the company's interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi. As of December 31, 2007 and 2006, approximately $140 million and $73 million, respectively, was used by Ships and the remaining $60 million and $127 million, respectively, was recorded in miscellaneous other assets as restricted cash in the consolidated statements of financial position in Part II, Item 8. Repayment of the bonds is guaranteed by the company.

Share Repurchases – The table below summarizes the company's share repurchases beginning January 1, 2005:

Authorization Date	Amount Authorized (in billions)	Average Price Per Share	Total Shares Retired (in millions)	Date Completed	Shares Repurchased (in millions)		
					2007	2006	2005
October 26, 2004	$1.0	$54.83	18.2	September 2005			12.7
October 24, 2005	1.5	65.08	23.0	February 2007	**2.3**	11.6	9.1
December 14, 2006	1.0	75.96	13.1	November 2007	**13.1**		
December 20, 2007	2.5						
					15.4	11.6	21.8

As part of the share repurchase programs the company has entered into four separate accelerated share repurchase agreements since November 2005, with two different banks (the Banks) to repurchase shares of common stock. In each case, shares were immediately borrowed by the Banks that were then sold to and canceled by the company. Subsequently, shares were purchased in the open market by the Banks to settle their share borrowings. The cost of the company's share repurchases was subject to adjustment based on the actual cost of the shares subsequently purchased by the Banks. If an additional amount is owed by the company upon settlement, the price adjustment could have been settled, at the company's option, in cash or in shares of common stock.

The table below summarizes the accelerated share repurchase transactions:

Agreement Date	Shares Repurchased (in millions)	Completion Date	Final Average Purchase Price Per Share	Dollar Amount of Shares Repurchased (in millions)
November 4, 2005	9.1	March 1, 2006	$59.05	$537
March 6, 2006	11.6	May 26, 2006	68.01	788
February 21, 2007	8.0	June 7, 2007	73.86	592
July 30, 2007	6.5	September 17, 2007	77.27	502

Share repurchases take place at management's discretion or under pre-established non-discretionary programs from time to time, depending on market conditions, in the open market, and in privately negotiated transactions.

The company retires its common stock upon repurchase and has not made any purchases of common stock other than in connection with these publicly announced repurchase programs.

As of December 31, 2007, the company has authorized $2.5 billion for share repurchases.

Credit Ratings
The company's credit ratings at December 31, 2007, are summarized below:

	Fitch	Moody's	Standard & Poors
Long-term: Northrop Grumman	BBB+	Baa1	BBB+

In June 2007, Moody's Investors Service upgraded its ratings on debt securities issued by the company. The long term rating was changed to Baa1 from Baa2. In December 2007, Fitch revised its outlook on the company to stable from positive.

Credit Facility
In August of 2005, the company entered into a credit agreement which provides for a five-year revolving credit facility in an aggregate principal amount of $2 billion. The credit facility permits the company to request additional lending commitments from the lenders under the agreement or other eligible lenders under certain circumstances, and thereby increase the aggregate principal amount of the lending commitments under the agreement by up to an additional $500 million. The agreement provides for swingline loans and letters of credit as sub-facilities for the credit facilities provided for in the agreement. Borrowings under the credit facility bear interest at various rates, including the London Interbank Offered Rate (LIBOR), adjusted based on the company's credit rating, or an alternate base rate plus an incremental margin. The credit facility also requires a facility fee based on the daily aggregate amount of commitments (whether or not utilized) and the company's credit rating level. The company's credit agreement contains certain financial covenants relating to a maximum debt to capitalization ratio, and certain restrictions on additional asset liens, unless permitted by the agreement. As of December 31, 2007, the company was in compliance with all covenants. In August of 2007, the company entered into an amended and restated credit agreement amending the company's 2005 credit agreement.

Concurrent with the effectiveness of the 2005 credit agreement, the prior revolving credit agreement, for $2.5 billion, was terminated. No principal or interest was outstanding or accrued and unpaid under the prior agreement on its termination date.

In August of 2007, the company entered into an amended and restated credit agreement amending the company's 2005 credit agreement. The agreement extends the maturity date of the credit facility from August 5, 2010 to August 10, 2012 and provides improved pricing terms, reduced facility fees, and full availability of the facility for letters of credit. At December 31, 2007, and 2006, there was no balance outstanding under this facility. There was a maximum of $350 million borrowed under this facility during 2007 and no borrowings during 2006.

Mandatorily Redeemable Series B Convertible Preferred Stock
The company issued 3.5 million shares of mandatorily redeemable Series B convertible preferred stock in April 2001. Each share of Series B preferred stock has a liquidation value of $100 per share. The liquidation value, plus accrued but unpaid dividends, is payable on April 4, 2021, the mandatory redemption date. The company has the option to redeem all, but not less than all, of the shares of Series B preferred stock at any time after seven years from the date of issuance for a number of shares of the company's common stock equal to the liquidation value plus accrued and unpaid dividends divided by the current market price of common stock determined in relation to the date of redemption. Under this option, had the redemption taken place at December 31, 2007, each share would have been converted into 1.261 shares of common stock. Each share of preferred stock is convertible, at any time, at the option of the holder into the right to receive shares of the company's common stock. Initially, each share was convertible into .911 shares of common stock, subject to adjustment in the event of certain dividends and distributions, a stock split, a merger, consolidation or sale of substantially all of the

company's assets, a liquidation or distribution, and certain other events. Had the conversion taken place at December 31, 2007, each share would have been converted into 1.822 shares of common stock. Holders of preferred stock are entitled to cumulative annual cash dividends of $7 per share, payable quarterly. Upon liquidation of the company, each share of preferred stock is entitled to a liquidation preference before any distribution may be made on the company's common stock or any series of capital stock that is junior to the Series B preferred stock. In the event of a change in control of the company, holders of Series B preferred stock also have specified exchange rights into common stock of the company or into specified securities or property of another entity participating in the change in control transaction. As of December 31, 2007, 10 million shares of preferred stock are authorized, of which 3.5 million shares designated as Series B preferred are issued and outstanding. No other shares of preferred stock are issued and outstanding.

Subsequent Event – On February 20, 2008, the company's Board of Directors approved the redemption of the Series B convertible preferred stock on April 4, 2008.

Other Sources and Uses of Capital

Additional Capital – To provide for long-term liquidity, the company believes it can obtain additional capital, if necessary, from such sources as the public or private capital markets, the sale of assets, sale and leaseback of operating assets, and leasing rather than purchasing new assets. The company has an effective shelf registration on file with the Securities and Exchange Commission to provide for the issuance of up to $2 billion in debt and equity securities.

Cash on hand at the beginning of the year plus cash generated from operations and cash available under credit lines are expected to be sufficient in 2008 to service debt, finance capital expansion projects, pay federal, foreign, and state income taxes, and continue paying dividends to shareholders. The company will continue to provide the productive capacity to perform its existing contracts, prepare for future contracts, and conduct research and development in the pursuit of developing opportunities. While these expenditures tend to limit short-term liquidity, they are made with the intention of improving the long-term growth and profitability of the company.

Financial Arrangements – In the ordinary course of business, the company uses standby letters of credit and guarantees issued by commercial banks and surety bonds issued by insurance companies principally to guarantee the performance on certain contracts and to support the company's self-insured workers' compensation plans. At December 31, 2007, there were $439 million of unused stand-by letters of credit, $148 million of bank guarantees, and $538 million of surety bonds outstanding.

In December 2006, the company guaranteed a $200 million loan made to Ships in connection with the Gulf Opportunity Zone Industrial Revenue Bonds. Under the loan agreement the company guaranteed repayment by Ships of the principal and interest to the Trustee. The company also guaranteed payment of the principal and interest by the Trustee to the underlying bondholders.

Co-Operative Agreements – In 2003, Ships executed agreements with the states of Mississippi and Louisiana whereby Ships leases facility improvements and equipment from Mississippi and from a non-profit economic development corporation in Louisiana in exchange for certain commitments by Ships to these states. As of December 31, 2007, Ships has fully met its obligations under the Mississippi agreement and has met all but one requirement under the Louisiana agreement. Failure by Ships to meet the remaining Louisiana commitment would result in reimbursement by Ships to Louisiana in accordance with the agreement. As of December 31, 2007, Ships expects that the remaining commitment under the Louisiana agreement will be met based on its most recent business plan.

Contractual Obligations

The following table presents the company's contractual obligations as of December 31, 2007, and the estimated timing of future cash payments:

$ in millions	Total	2008	2009 - 2010	2011 - 2012	2013 and beyond
Long-term debt	$ 3,989	$ 111	$ 564	$ 776	$2,538
Interest payments on long-term debt	3,793	290	530	406	2,567
Mandatorily redeemable convertible preferred stock	675	24	49	49	553
Operating leases	2,065	445	661	394	565
Purchase obligations(1)	6,405	4,274	1,649	423	59
Other long-term liabilities(2)	1,171	180	389	148	454
Total contractual obligations	$18,098	$5,324	$3,842	$2,196	$6,736

(1) A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts are primarily comprised of open purchase order commitments to vendors and subcontractors pertaining to funded contracts.

(2) Other long-term liabilities primarily consist of accrued workers' compensation, deferred compensation, and other miscellaneous liabilities, but excludes obligations for uncertain tax positions of $477 million and long-term deferred tax liabilities of $330 million, as the timing of the payments cannot be reasonably estimated.

The table above also excludes estimated minimum funding requirements for retiree benefit plans as set forth by ERISA in relation to the $3.4 billion pension and postretirement benefit liability, totaling approximately $2.3 billion over the next five years: $322 million in 2008, $304 million in 2009, $307 million in 2010, $499 million in 2011, and $844 million in 2012. The company also has payments due under plans that are not required to be funded in advance, but are funded on a pay-as-you-go basis. See Note 18 to the consolidated financial statements in Part II, Item 8.

Further details regarding long-term debt and operating leases can be found in Notes 13 and 16, respectively, to the consolidated financial statements in Part II, Item 8.

OTHER MATTERS

New Accounting Pronouncements

New accounting pronouncements have been issued by the FASB which are not effective until after December 31, 2007. For further discussion of new accounting standards, see Note 2 to the consolidated financial statements in Part II, Item 8.

Off-Balance Sheet Arrangements

As of December 31, 2007, the company had no significant off-balance sheet arrangements other than operating leases. For a description of the company's operating leases, see Note 16 to the consolidated financial statements in Part II, Item 8.

GLOSSARY OF PROGRAMS

Listed below are brief descriptions of the programs mentioned in this Form 10-K.

Program Name	**Program Description**
Airborne Laser (ABL)	Design and develop the system's Chemical Oxygen Iodine Laser (COIL) and the Beacon Illuminator Laser (BILL) for Missile Defense Agency's Airborne Laser, providing a capability to destroy boost-phase missiles at very long range.

NORTHROP GRUMMAN CORPORATION

Program Name	Program Description
Advanced Extremely High Frequency (AEHF)	Provide the communication payload for the nation's next generation military strategic and tactical relay systems that will deliver survivable, protected communications to U.S. forces and selected allies worldwide.
Automated Flats Sorting Machine (AFSM) – automated induction (ai) Follow-On	Automated induction hardware deliveries to the U.S. Postal Service. Ai allows for the automated prep of flat mail into automation compatible trays and conveyed to the AFSM-100 in-feed line for sorting.
APG-66	Provide engineering services, technical support, spares and repairs for the AN/APG-66 fire control radar that is utilized for the F-16 and other military aircraft.
Advanced Self Protection Integrated Suite (ASPIS) II	Subcontract to Raytheon to design, develop, fabricate, test, qualify, deliver and support the AN/ALR-93(V) Radar Warning Receiver/Electronic Warfare Suite Controller (RWR/EWSC) Systems.
B-2 Stealth Bomber	Maintain strategic, long-range multi-role bomber with war-fighting capability that combines long range, large payload, all-aspect stealth, and near-precision weapons in one aircraft.
Battle Command Training	Operates the computer-based simulations, models and automated tools used for the collection and analysis of information used by U.S. Army Battle Command Training Program.
Biohazard Detection System (BDS)	BDS flat mail screening to rapidly analyze and detect potential biological threats at postal service mail-sorting facilities.
National Team Battle Management Command and Control (BMC2)	Provide technical talent and corporate reach back to the industry team tasked to develop, field, and sustain a global C2BM system for ballistic missile defense.
U.S. Citizenship and Immigration Services	Operate and maintain the Application Support Center facilities for the U.S. Citizenship and Immigration Services, including biometric capture, background check, application scheduling, and facility leasing and maintenance.
Coast Guard's Deepwater Program	Design, develop, construct and deploy surface assets to recapitalize the Coast Guard.
Command Post Platform (CPP)	Provide a family of vehicles that host multiple battle command and support software suites as well as communications equipment that interface with digitized vehicles.
DDG 51	Build Aegis guided missile destroyer, equipped for conducting anti-air, anti-submarine, anti-surface and strike operations.
DDG 1000 Zumwalt-class Destroyer	Design the first in a class of the U.S. Navy's multi-mission surface combatants tailored for land attack and littoral dominance.
E-2D Advanced Hawkeye	The E-2D builds upon the Hawkeye 2000 configuration with significant radar improvement performance. The E-2D provides over the horizon

Program Name	Program Description
	airborne early warning (AEW), surveillance, tracking, and command and control capability to the U.S. Naval Battle Groups and Joint Forces.
E-10A	Mission Execution Program (MEP) to continue to mature the technologies of the E-10A Battle Management/Command and Control capabilities.
E/A-18G	Provide the Airborne Electronic Attack suite to Boeing which includes the ALQ-218 (V2) receiving system, the ALQ-227 communications countermeasures system and the Electronic Attack Unit that interfaces with the legacy F/A-18 air vehicle.
Electro Optical & Infrared Countermeasures	Provides protection against the ground launched man portable (MANPAD) infrared missile threat by automatically detecting missile launch and jamming the missile's guidance system with a laser beam, causing a miss. The AAQ-24 is a stand-alone electronic warfare system installed on over 380 USAF and international transport aircraft and helicopters, is fully operational with the USAF and Royal Air Force (RAF), and is the only laser DIRCM system available in the world.
F/A-18	Produce the center and aft fuselage sections, twin vertical stabilizers, and integrate all associated subsystems for the F/A-18 Hornet strike fighters.
F-15 Repairs at Warner Robins	Avionics component repair, modifications, build to print, DMS resolution, ATE builds, engineering services, and personnel augmentation for the F-15.
F-16 Block 60	Direct commercial firm fixed-price program with Lockheed Martin Aeronautics Company to develop and produce 80 Lot systems for aircraft delivery to the United Arab Emirates Air Force as well as test equipment and spares to be used to support in-country repairs of sensors.
F-35 Development (Joint Strike Fighter)	Design, integration, and/or development of the center fuselage and weapons bay, communications, navigations, identification subsystem, systems engineering, and mission systems software as well as provide ground and flight test support, modeling, simulation activities, and training courseware.
F-22	Joint venture with Raytheon to design, develop and produce the F-22 radar system. Northrop Grumman is responsible for the overall design of the AN/APG-77 and AN/APG-77(V) 1 radar systems, including the control and signal processing software and responsibility for the AESA radar systems integration and test activities. In addition, Northrop Grumman is responsible for overall design and integration of the F-22 Communication, Navigation, and Identification (CNI) system.
Falcon Edge	Provide an integrated Electronic Warfare suite that leverages the latest radio frequency (RF) and digital technologies for air warfare.
Force XXI Battle Brigade and Below (FBCB2)	Install in Army vehicles a system of computer hardware and software that forms a wireless, tactical Internet for near-real-time situational awareness and command and control on the battlefield.
Ford Class	Design and construction for the new class of Aircraft Carriers.

NORTHROP GRUMMAN CORPORATION

Program Name	Program Description
Flats Sequencing System/ Postal Automation	Build systems for the U.S. Postal Service designed to further automate the flats mail stream, which includes large envelopes, catalogs and magazines.
Ft. Irwin Logistics Support Services (LSS)	Operate and manage a large-scale maintenance and repair program involving tracked and wheeled vehicles, basic issue items, communications equipment. and weapons needed for desert training.
Ground/Air Task Oriented Radar (G/ATOR)	A development program to provide the next generation ground based multi-mission radar for the USMC. Provides Short Range Air Defense, Air Defense Surveillance, Ground Weapon Location and Air Traffic Control. Replaces five existing USMC single-mission radars.
George H. W. Bush (CVN 77)	The 10th and final *Nimitz*-class aircraft carrier that will incorporate many new design features, with expected delivery to the Navy in late 2008.
Ground-Based Midcourse Defense Fire Control and Communications (GFC/C)	Develop software to coordinate sensor and interceptor operations during missile flight.
Hunter CLS	Operate, maintain, train and sustain the multi-mission Hunter Unmanned Aerial System in addition to deploying Hunter support teams.
Global Hawk High-Altitude, Long-Endurance Systems (HALE)	Provide the Global Hawk HALE unmanned aerial system for use in the global war on terror and has a central role in Intelligence, Reconnaissance, and Surveillance supporting operations in Afghanistan and Iraq.
Intercontinental Ballistic Missile (ICBM)	ICBM weapon systems by ensuring the system's total performance.
Joint National Integration Center Research & Development (JRDC)	Support the development and application of modeling and simulation, wargaming, test and analytic tools for air and missile defense.
Joint Base Operations Support	Provides all infrastructure support needed for launch and base operations at the NASA Spaceport.
Joint Surveillance Target Attack Radar System (Joint STARS)	Joint STARS detects, locates, classifies, tracks and targets hostile ground movements, communicating real-time information through secure data links with U.S. Air Force and Army command posts.
James Webb Space Telescope (JWST)	Design, develop, integrate and test a space-based infrared telescope satellite to observe the formation of the first stars and galaxies in the universe.
Kinetic Energy Interceptor	Develop mobile missile-defense system with the unique capability to destroy a hostile missile during its boost, ascent or midcourse phase of flight.
Large Aircraft Infrared Counter-measures Indefinite Delivery and Indefinite Quantity (LAIRCM IDIQ)	Infrared countermeasures systems for C-17 and C-130 aircraft. The IDIQ contract will further allow for the purchase of LAIRCM hardware for foreign military sales and other government agencies.

NORTHROP GRUMMAN CORPORATION

Program Name	Program Description
LHA	Detail design and construct amphibious assault ships for use as an integral part of joint, interagency, and multinational maritime forces.
LHD	Build multipurpose amphibious assault ships.
Lightweight Laser Designator Rangefinder (LLDR)	Provide LLDRs to the U.S. Army for use in targeting enemy positions in day/night/obscurant conditions which, in turn, provides information to other members on the battlefield.
Longbow Missile	All-weather fire and forget precision strike weapon that uses a millimeter-wave radar. The Longbow Missile is launched from the Apache AH-64 helicopter. To date over 13,000 missiles have been built for the U.S. Army and several international customers.
LPD	Build amphibious transport dock ships.
Mark VIIE	The next generation electro-optical day/night hand held target location system used by Ground Forces.
MESA Korea	Consists of a 4 lot Multirole Electronically Scanned Array (MESA) radar/ Identification Friend or Foe subsystem delivery with limited non-recurring engineering. The program also includes associated spares, support equipment and installation & check out activities, with direct and indirect offset projects. Northrop Grumman's customer is the Boeing Company, with ultimate product delivery to the Republic of Korea Air Force.
Multi-Platform Radar Technology Insertion Program (MP-RTIP)	Design, develop, fabricate and test modular, scalable 2-dimensional active electronically scanned array (2D-AESA) radars for integration on the E-10A and Global Hawk Airborne platforms. Also provides enhanced Wide Area Surveillance system capabilities.
New York City Wireless	Provide New York City's broadband public-safety wireless network.
Navy Unmanned Combat Air System Operational Assessment (N-UCAS)	Navy development/demonstration contract that will design, build and test two demonstration vehicles that will conduct a carrier demonstration.
National Geospatial-Intelligence Agency Enterprise Engineering (NGA EE)	Deliver engineering services necessary to direct the planning, development and implementation of all NGA's activities and systems comprising the National System for Geospatial Intelligence.
Network Centric Solution	Provide Network-Centric Information Technology, Networking, Telephony and Security, Voice, Video and Data Communications Commercial-off-the-Shelf products, system solutions, hardware and software.
National Polar-orbiting Operational Environmental Satellite System (NPOESS)	Design, develop, integrate, test, and operate an integrated system comprised of two satellites with mission sensors and associated ground elements for providing global and regional weather and environmental data.

NORTHROP GRUMMAN CORPORATION

Program Name	Program Description
National Security Cutter (NSC)	Detail design and construct the U.S. Coast Guard's National Security Cutters equipped to carry out the core missions of maritime security, maritime safety, protection of natural resources, maritime mobility, and national defense.
Nevada Test Site (NTS)	Manage and operate the Nevada Test Site facility and provide infrastructure support, including management of the nuclear explosives safety team, support of hazardous chemical spill testing, emergency response training and conventional weapons testing.
Peace Eagle	Joint program with Boeing to supply MESA radar antenna for Turkey's Peace Eagle 737 airborne early warning and control aircraft.
San Diego County IT Outsourcing	Provide high-level IT consulting and services to San Diego County including data center, help desk, desktop, network, applications and cross-functional services.
Saudi Arabian National Guard (SANG)	Provides military training, logistics and support services to modernize the Saudi Arabian National Guard's capabilities to unilaterally execute and sustain military operations.
Space Based Infrared System (SBIRS)	Space-based surveillance systems for missile warning, missile defense, battlespace characterization and technical intelligence. SBIRS will meet United Stated infrared space surveillance needs through the next 2-3 decades.
Space Based Space Surveillance (SBSS)	Develop initial capability for space-based surveillance of resident space objects for missions such as deep space and near earth object detection and tracking, deep space search, space object identification, and monitoring of satellites.
Space Tracking and Surveillance System (STSS)	Develop a critical system for the nation's missile defense architecture employing low-earth orbit satellites with onboard infrared sensors to detect, track and discriminate ballistic missiles. The program includes two flight demonstration satellites with subsequent development and production blocks of satellites.
Treasury Communication System (TCS)	Provide telecommunications infrastructure for collaboration, communication and computing as required by the U.S. Department of Treasury.
USS Carl Vinson	Refueling and complex overhaul of the nuclear-powered aircraft carrier *USS Carl Vinson* (CVN 70).
USS Toledo	Depot Modernization Period (DMP) being performed at Newport News for this 688-class submarine. A DMP is a midlife availability for extensive modernization to improve war fighting capabilities and maintenance to ensure the ship remains certified for unrestricted operations to design test depth.
UK AWACS	Provide aircraft-maintenance and design-engineering support services.
Virginia IT outsourcing	Provide high-level IT consulting and services to Virginia state and local agencies including data center, help desk, desktop, network, applications and cross-functional services.

Program Name	Program Description
Vehicular Intercommunications Systems (VIS)	Provide clear and noise-free communications between crew members inside combat vehicles and externally over as many as six combat net radios for the U.S. Army. The active noise-reduction features of VIS provide significant improvement in speech intelligibility, hearing protection, and vehicle crew performance.
Virginia-class Submarines	Construct the newest attack submarine in conjunction with Electric Boat.
Warner Robins Fleet Sustainment Engineering	Sustains legacy weapons systems through the application of engineering capabilities, including systems engineering, hardware design, software development and maintenance, logistics, electronic warfare, automated test equipment, and avionics engineering.
Wedgetail	Joint program with Boeing to supply MESA radar antenna for AEW&C aircraft.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates – The company is exposed to market risk, primarily related to interest rates and foreign currency exchange rates. Financial instruments subject to interest rate risk include fixed-rate long-term debt obligations, variable-rate short-term borrowings under the credit agreement, short-term investments, and long-term notes receivable. At December 31, 2007, substantially all outstanding borrowings were fixed-rate long-term debt obligations of which a significant portion are not callable until maturity. The company has a modest exposure to interest rate risk resulting from two interest rate swap agreements described in Note 1 to the consolidated financial statements in Part II, Item 8. The company's sensitivity to a 1 percent change in interest rates is tied to its $2 billion credit agreement, which had no balance outstanding at December 31, 2007 or 2006, and the aforementioned interest rate swap agreements. See Note 13 to the consolidated financial statements in Part II, Item 8.

Derivatives – The company does not hold or issue derivative financial instruments for trading purposes. The company may enter into interest rate swap agreements to manage its exposure to interest rate fluctuations. At December 31, 2007, and 2006, two interest rate swap agreements were in effect. See Note 1 to the consolidated financial statements in Part II, Item 8.

Foreign Currency – The company enters into foreign currency forward contracts to manage foreign currency exchange rate risk related to receipts from customers and payments to suppliers denominated in foreign currencies. At December 31, 2007, and 2006, the amount of foreign currency forward contracts outstanding was not material. The company does not consider the market risk exposure relating to foreign currency exchange to be material to the consolidated financial statements. See Note 1 to the consolidated financial statements in Part II, Item 8.

NORTHROP GRUMMAN CORPORATION

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of
Northrop Grumman Corporation
Los Angeles, California

We have audited the accompanying consolidated statements of financial position of Northrop Grumman Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northrop Grumman Corporation and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, the Company adopted, effective January 1, 2007, a new accounting standard for income taxes. As discussed in Note 18 to the consolidated financial statements, the Company adopted, effective December 31, 2006, a new accounting standard for retirement benefits.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Los Angeles, California
February 20, 2008

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

$ in millions, except per share	Year ended December 31 **2007**	2006	2005
Sales and Service Revenues			
Product sales	**$18,730**	$18,394	$19,471
Service revenues	**13,288**	11,719	10,507
Total sales and service revenues	**32,018**	30,113	29,978
Cost of Sales and Service Revenues			
Cost of product sales	**14,474**	14,380	15,543
Cost of service revenues	**11,330**	10,242	9,355
General and administrative expenses	**3,208**	3,027	2,880
Operating margin	**3,006**	2,464	2,200
Other Income (Expense)			
Interest income	**28**	44	54
Interest expense	**(336)**	(347)	(388)
Other, net	**(12)**	125	199
Income from continuing operations before income taxes	**2,686**	2,286	2,065
Federal and foreign income taxes	**883**	713	669
Income from continuing operations	**1,803**	1,573	1,396
(Loss) gain from discontinued operations, net of tax	**(13)**	(31)	4
Net income	**$ 1,790**	$ 1,542	$ 1,400
Basic Earnings (Loss) Per Share			
Continuing operations	**$ 5.28**	$ 4.55	$ 3.92
Discontinued operations	**(.04)**	(.09)	.01
Basic earnings per share	**$ 5.24**	$ 4.46	$ 3.93
Weighted-average common shares outstanding, in millions	**341.7**	345.7	356.5
Diluted Earnings (Loss) Per Share			
Continuing operations	**$ 5.16**	$ 4.46	$ 3.84
Discontinued operations	**(.04)**	(.09)	.01
Diluted earnings per share	**$ 5.12**	$ 4.37	$ 3.85
Weighted-average diluted shares outstanding, in millions	**354.3**	358.6	363.2

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ in millions	December 31, 2007	December 31, 2006
Assets:		
Current Assets		
Cash and cash equivalents	**$ 963**	$ 1,015
Accounts receivable, net	**3,813**	3,562
Inventoried costs, net	**1,045**	1,176
Deferred income taxes	**542**	706
Prepaid expenses and other current assets	**409**	266
Total current assets	**6,772**	6,725
Property, Plant, and Equipment		
Land and land improvements	**605**	588
Buildings	**2,249**	2,079
Machinery and other equipment	**4,775**	4,415
Leasehold improvements	**526**	447
	8,155	7,529
Accumulated depreciation	**(3,440)**	(3,004)
Property, plant, and equipment, net	**4,715**	4,525
Other Assets		
Goodwill	**17,672**	17,219
Other purchased intangibles, net of accumulated amortization of $1,687 in 2007 and $1,555 in 2006	**1,074**	1,139
Pension and postretirement benefits asset	**2,080**	1,349
Miscellaneous other assets	**1,060**	1,052
Total other assets	**21,886**	20,759
Total assets	**$33,373**	$32,009

$ in millions	**December 31, 2007**	December 31, 2006
Liabilities and Shareholders' Equity:		
Current Liabilities		
Notes payable to banks	**$ 26**	$ 95
Current portion of long-term debt	**111**	75
Trade accounts payable	**1,901**	1,682
Accrued employees' compensation	**1,180**	1,176
Advance payments and billings in excess of costs incurred	**1,563**	1,571
Income tax payable		535
Other current liabilities	**1,651**	1,619
Total current liabilities	**6,432**	6,753
Long-term debt, net of current portion	**3,918**	3,992
Mandatorily redeemable preferred stock	**350**	350
Pension and postretirement benefits liability	**3,008**	3,302
Other long-term liabilities	**1,978**	997
Total liabilities	**15,686**	15,394
Commitments and Contingencies (Note 16)		
Shareholders' Equity		
Common stock, $1 par value; 800,000,000 shares authorized; issued and outstanding: 2007—337,834,561; 2006—345,921,809	**338**	346
Paid-in capital	**10,661**	11,346
Retained earnings	**7,387**	6,183
Accumulated other comprehensive loss	**(699)**	(1,260)
Total shareholders' equity	**17,687**	16,615
Total liabilities and shareholders' equity	**$33,373**	$32,009

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

$ in millions	Year ended December 31 2007	2006	2005
Net income	**$1,790**	$1,542	$1,400
Other Comprehensive Income (Loss)			
Change in cumulative translation adjustment	**12**	22	(14)
Change in unrealized gain (loss) on marketable securities, net of tax (expense) benefit of ($1) in 2007 and $2 in 2006	**1**	(5)	(1)
Reclassification adjustment on write-down of marketable securities, net of tax of ($5)		10	
Reclassification adjustment on sale of marketable securities, net of tax of $19			(29)
Additional minimum pension liability adjustment, net of tax of ($32)		40	
Change in unamortized benefit plan costs, net of tax of ($384)	**594**		
Other comprehensive income (loss), net of tax	**607**	67	(44)
Comprehensive income	**$2,397**	$1,609	$1,356

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		
$ in millions	**2007**	2006	2005
Operating Activities			
Sources of Cash—Continuing Operations			
Cash received from customers			
Progress payments	**$ 7,490**	$ 6,797	$ 6,644
Other collections	**24,570**	23,303	23,622
Insurance proceeds received	**125**	100	89
Income tax refunds received	**52**	60	88
Interest received	**21**	45	78
Other cash receipts	**34**	42	51
Total sources of cash—continuing operations	**32,292**	30,347	30,572
Uses of Cash—Continuing Operations			
Cash paid to suppliers and employees	**(28,024)**	(27,389)	(27,028)
Interest paid	**(355)**	(366)	(404)
Income taxes paid	**(905)**	(678)	(419)
Excess tax benefits from stock-based compensation	**(52)**	(57)	
Payments for litigation settlements	**(33)**	(11)	(99)
Other cash payments	**(19)**	(12)	(31)
Total uses of cash—continuing operations	**(29,388)**	(28,513)	(27,981)
Cash provided by continuing operations	**2,904**	1,834	2,591
Cash (used in) provided by discontinued operations	**(14)**	(78)	36
Net cash provided by operating activities	**2,890**	1,756	2,627
Investing Activities			
Proceeds from sale of businesses, net of cash divested		43	57
Payments for businesses purchased, net of cash acquired	**(690)**		(361)
Proceeds from sale of property, plant, and equipment	**22**	21	11
Additions to property, plant, and equipment	**(685)**	(737)	(823)
Proceeds from insurance carrier	**4**	117	38
Proceeds from sale of investments		209	238
Payment for purchase of investment		(35)	
Restriction of cash, net of restrictions released	**59**	(127)	
Payments for outsourcing contract costs	**(137)**	(77)	
Other investing activities, net	**(3)**	(15)	(15)
Net cash used in investing activities	**(1,430)**	(601)	(855)
Financing Activities			
Borrowings under lines of credit	**315**	47	62
Repayment of borrowings under lines of credit	**(384)**	(3)	(21)
Proceeds from issuance of long-term debt		200	
Principal payments of long-term debt	**(90)**	(1,212)	(32)
Proceeds from exercises of stock options and issuances of common stock	**274**	393	163
Dividends paid	**(504)**	(402)	(359)
Excess tax benefits from stock-based compensation	**52**	57	
Common stock repurchases	**(1,175)**	(825)	(1,210)
Net cash used in financing activities	**(1,512)**	(1,745)	(1,397)
(Decrease) increase in cash and cash equivalents	**(52)**	(590)	375
Cash and cash equivalents, beginning of year	**1,015**	1,605	1,230
Cash and cash equivalents, end of year	**$ 963**	$ 1,015	$ 1,605

$ in millions	Year ended December 31 2007	2006	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities			
Net Income	**$ 1,790**	$ 1,542	$ 1,400
Adjustments to reconcile to net cash provided by operating activities			
Depreciation	**578**	569	556
Amortization of assets	**152**	136	216
Stock-based compensation	**196**	184	172
Excess tax benefits from stock-based compensation	**(52)**	(57)	
Loss on disposals of property, plant, and equipment	**19**	6	21
Impairment of property, plant, and equipment damaged by Hurricane Katrina		37	61
Amortization of long-term debt premium	**(11)**	(14)	(18)
Net gain on investments	**(23)**	(96)	(165)
Decrease (increase) in			
Accounts receivable	**(6,487)**	(2,222)	(5,314)
Inventoried costs	**8**	(76)	(234)
Prepaid expenses and other current assets	**9**	(10)	(85)
Increase (decrease) in			
Progress payments	**6,513**	2,261	5,249
Accounts payable and accruals	**108**	181	348
Deferred income taxes	**175**	183	105
Income taxes payable	**(59)**	(68)	295
Retiree benefits	**(50)**	(772)	(22)
Other non-cash transactions, net	**38**	50	6
Cash provided by continuing operations	**2,904**	1,834	2,591
Cash (used in) provided by discontinued operations	**(14)**	(78)	36
Net cash provided by operating activities	**$ 2,890**	$ 1,756	$ 2,627
Non-Cash Investing and Financing Activities			
Investment in unconsolidated affiliate	**$ 30**		
Sales of businesses			
Liabilities assumed by purchaser			$ 41
Purchase of businesses			
Fair value of assets acquired, including goodwill	**$ 879**		$ 399
Cash paid for businesses purchased	**(690)**		(361)
Non-cash consideration given for businesses purchased	**(53)**		
Liabilities assumed	**$ 136**		$ 38
Capital leases	**$ 35**		$ 9

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

$ in millions, except per share	Year ended December 31		
	2007	2006	2005
Common Stock			
At beginning of year	**$ 346**	$ 347	$ 364
Common stock repurchased	**(15)**	(12)	(22)
Employee stock awards and options	**7**	11	5
At end of year	**338**	346	347
Paid-in Capital			
At beginning of year	**11,346**	11,571	12,426
Common stock repurchased	**(1,160)**	(813)	(1,165)
Employee stock awards and options	**475**	588	310
At end of year	**10,661**	11,346	11,571
Retained Earnings			
At beginning of year	**6,183**	5,055	4,014
Net income	**1,790**	1,542	1,400
Adjustment to initially apply FIN 48	**(66)**		
Dividends	**(520)**	(414)	(359)
At end of year	**7,387**	6,183	5,055
Accumulated Other Comprehensive Loss			
At beginning of year	**(1,260)**	(145)	(101)
Other comprehensive income (loss), net of tax	**607**	67	(44)
Adjustment to initially apply SFAS No. 158, net of tax of $838		(1,182)	
Adjustment to deferred tax benefit recorded on adoption of SFAS No. 158	**(46)**		
At end of year	**(699)**	(1,260)	(145)
Total shareholders' equity	**$17,687**	$16,615	$16,828
Cash dividends declared per share	**$ 1.48**	$ 1.16	$ 1.01

The accompanying notes are an integral part of these consolidated financial statements.

NORTHROP GRUMMAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Northrop Grumman Corporation and its subsidiaries (Northrop Grumman or the company) provide technologically advanced, innovative products, services, and solutions in information and services, aerospace, electronics, and shipbuilding. As prime contractor, principal subcontractor, partner, or preferred supplier, Northrop Grumman participates in many high-priority defense and non-defense technology programs in the U.S. and abroad. Northrop Grumman conducts most of its business with the U.S. Government, principally the Department of Defense (DoD). The company is therefore affected by, among other things, the federal budget process. The company also conducts business with local, state, and foreign governments and makes domestic and international commercial sales.

Principles of Consolidation – The consolidated financial statements include the accounts of Northrop Grumman and its subsidiaries. All intercompany accounts, transactions, and profits among Northrop Grumman and its subsidiaries are eliminated in consolidation.

Accounting Estimates – The company's financial statements are in conformity with accounting principles generally accepted in the United States of America. The preparation thereof requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from those estimates.

Revenue Recognition – As a defense contractor engaging in long-term contracts, the majority of the company's business is derived from long-term contracts for the construction of facilities, production of goods, and services provided to the federal government. In accounting for these contracts, the company extensively utilizes the cost-to-cost and the units-of-delivery measures of the percentage-of-completion method of accounting. Sales under cost-reimbursement contracts and construction-type contracts that provide for delivery at a low volume per year or a small number of units after a lengthy period of time over which a significant amount of costs have been incurred are accounted for using the cost-to-cost measure of the percentage-of-completion method of accounting. Under this method, sales, including estimated earned fees or profits, are recorded as costs are incurred. For most contracts, sales are calculated based on the percentage that total costs incurred bear to total estimated costs at completion. For certain contracts with large up-front purchases of material, sales are calculated based on the percentage that direct labor costs incurred bear to total estimated direct labor costs. Sales under construction-type contracts that provide for delivery at a high volume per year are accounted for using the units-of-delivery measure of the percentage-of-completion method of accounting. Under this method, sales are recognized as deliveries are made to the customer generally using unit sales values in accordance with the contract terms. The company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit over the life of the contract based on deliveries. The company classifies contract revenues as product sales or service revenues depending upon the predominant attributes of the relevant underlying contracts.

Certain contracts contain provisions for price redetermination or for cost and/or performance incentives. Such redetermined amounts or incentives are included in sales when the amounts can reasonably be determined and estimated. Amounts representing contract change orders, claims, requests for equitable adjustment, or limitations in funding are included in sales only when they can be reliably estimated and realization is probable. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. Loss provisions are first offset against costs that are included in inventories, with any remaining amount reflected in liabilities. Changes in estimates of contract sales, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates. A significant change in an estimate on one or more contracts could have a material adverse effect on the company's consolidated financial position or results of operations.

Revenue under contracts to provide services to non-federal government customers are generally recognized when services are performed. Service contracts include operations and maintenance contracts, and outsourcing-type arrangements, primarily in the Information Technology segment. Revenue under such contracts is generally recognized on a straight-line basis over the period of contract performance, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern. Costs incurred under these service contracts are expensed as incurred, except that direct and incremental set-up costs are capitalized and amortized over the life of the agreement. Operating profit related to such service contracts may fluctuate from period to period, particularly in the earlier phases of the contract.

Service contracts that include more than one type of product or service are accounted for under the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21 – *Revenue Arrangements with Multiple Deliverables.* Accordingly, for applicable arrangements, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values.

Research and Development – Company-sponsored research and development activities primarily include independent research and development (IR&D) efforts related to government programs. IR&D expenses are included in general and administrative expenses and are generally allocated to U.S. Government contracts. Company-sponsored research and development expenses totaled $537 million, $572 million, and $536 million in 2007, 2006, and 2005, respectively. Expenses for research and development sponsored by the customer are charged directly to the related contracts.

Product Warranty Costs – The company provides certain product warranties that require repair or replacement of non-conforming items for a specified period of time. Most of the company's product warranties are provided under government contracts, the costs of which are incorporated into contract pricing. Accrued product warranty costs of $80 million and $81 million were included in other current liabilities at December 31, 2007, and 2006, respectively.

Environmental Costs – Environmental liabilities are accrued when the company determines it is responsible for remediation costs and such amounts are reasonably estimable. When only a range of amounts is established and no amount within the range is more probable than another, the minimum amount in the range is recorded. Environmental liabilities are recorded on an undiscounted basis. At sites involving multiple parties, the company accrues environmental liabilities based upon its expected share of liability, taking into account the financial viability of other jointly liable parties. Environmental expenditures are expensed or capitalized as appropriate. Capitalized expenditures relate to long-lived improvements in currently operating facilities. The company does not anticipate and record insurance recoveries before collection is probable. At December 31, 2007, and 2006, the company did not have any accrued receivables related to insurance reimbursements or recoveries for environmental matters.

Derivative Financial Instruments – Derivative financial instruments are recognized as assets or liabilities in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments that qualify and are designated as fair value hedges are required to be recorded in income from continuing operations, while changes in the fair value of derivative financial instruments that qualify and are designated as cash flow hedges are recorded in other comprehensive income. The company may use derivative financial instruments to manage its exposure to interest rate risk and to balance its fixed and variable rate long-term debt portfolio. The company does not use derivative financial instruments for trading purposes, nor does it use leveraged financial instruments. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for its counterparties and periodic settlements.

The company enters into foreign currency forward contracts to manage foreign currency exchange risk related to receipts from customers and payments to suppliers denominated in foreign currencies. Gains and losses from such transactions are included as contract costs. At December 31, 2007 and 2006, the amount of foreign currency forward contracts outstanding was not material.

The company enters into interest rate swap agreements to benefit from floating interest rates as an offset to the fixed-rate characteristic of certain of its long-term debt instruments. At December 31, 2007, two interest rate swap agreements were in effect and accounted for as fair value hedges designed to convert fixed rates to floating rates. These interest rate swaps each hedge a $200 million notional amount of U.S. dollar fixed-rate debt, and mature on October 15, 2009, and February 15, 2011, respectively. Any changes in the fair value of the swaps are offset by an equal and opposite change in the fair value of the hedged item; therefore, there is no net impact to the company's reported consolidated results of operations. At December 31, 2007 and 2006, the aggregate net fair value of the swaps was not material. The company may also enter into interest rate swap agreements to offset the variable-rate characteristics of certain variable-rate term loans which may be outstanding from time to time under the company's credit facility (see Note 13).

Other, net – For 2006, Other, net primarily consisted of a pre-tax gain of $111 million related to the sale of the company's remaining 9.7 million TRW Automotive (TRW Auto) shares. For 2005, Other, net primarily consisted of the sale of 7.3 million TRW Auto shares and approximately 3.4 million Endwave shares, which generated pre-tax gains of $70 million and $95 million, respectively.

Income Taxes – Provisions for federal, foreign, state, and local income taxes are calculated on reported financial statement pre-tax income based on current tax law and include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. If a tax position does not meet the minimum statutory threshold to avoid payment of penalties, the company recognizes an expense for the amount of the penalty in the period the tax position is claimed in the tax return of the company. The company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are recognized as a component of income tax expense. State and local income and franchise tax provisions are allocable to contracts in process and, accordingly, are included in general and administrative expenses.

In accordance with the recognition standards established by Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48 – *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*, the company makes a comprehensive review of its portfolio of uncertain tax positions regularly. In this regard, an uncertain tax position represents the company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return or claim, that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, the company has not recognized the tax benefits resulting from such positions and reports the tax effects as a liability for uncertain tax positions in its consolidated statements of financial position.

Cash and Cash Equivalents – Cash and cash equivalents include interest-earning debt instruments that mature in three months or less from the date purchased.

Marketable Securities – At December 31, 2007, and 2006, substantially all of the company's investments in marketable securities were classified as available-for-sale or trading. For available-for-sale securities, any unrealized gains and losses are reported as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in Other, net in the consolidated statements of income and were not material to any period presented. The fair values of these marketable securities are determined based on prevailing market prices.

Accounts Receivable – Accounts receivable include amounts billed and currently due from customers, amounts currently due but unbilled (primarily related to contracts accounted for under the cost-to-cost measure of the percentage-of-completion method of accounting), certain estimated contract changes, claims or requests for equitable adjustment in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion.

Inventoried Costs – Inventoried costs primarily relate to work in process under fixed-price, units-of-delivery contracts. These costs represent accumulated contract costs less the portion of such costs allocated to delivered items. Accumulated contract costs include direct production costs, factory and engineering overhead, production tooling costs, and, for government contracts, allowable general and administrative expenses. The ratio of inventoried general and administrative expenses to total inventoried costs is estimated to be the same as the ratio of total general and administrative expenses incurred to total contract costs incurred. According to the provisions of U.S. Government contracts, the customer asserts title to, or a security interest in, inventories related to such contracts as a result of contract advances, performance-based payments, and progress payments. General corporate expenses and IR&D allocable to commercial contracts are expensed as incurred. In accordance with industry practice, inventoried costs are classified as a current asset and include amounts related to contracts having production cycles longer than one year. Product inventory primarily consists of raw materials and is stated at the lower of cost or market, generally using the average cost method.

Outsourcing Contract Costs – Costs on outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition and transition/set-up. The primary types of costs that may be capitalized include labor and related fringe benefits, subcontractor costs, and travel costs.

Depreciable Properties – Property, plant, and equipment owned by the company are depreciated over the estimated useful lives of individual assets. Costs incurred for computer software developed or obtained for internal use are capitalized and classified in machinery and other equipment. Most of these assets are depreciated using declining-balance methods, with the remainder using the straight-line method, with the following lives:

	Years
Land improvements	2-45
Buildings and improvements	2-45
Machinery and other equipment	2-25
Capitalized software costs	3-5
Leasehold improvements	Length of lease

Restricted Cash – Access to proceeds from the Gulf Opportunity Zone Industrial Development Revenue Bonds (see Note 13) is restricted to certain capital expenditures. As such, the amount of unexpended proceeds available is recorded in miscellaneous other assets as restricted cash in the consolidated statements of financial position.

Leases – The company uses its incremental borrowing rate in the assessment of lease classification as capital or operating and defines the initial lease term to include renewal options determined to be reasonably assured. The company conducts operations primarily under operating leases.

Most lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the company records minimum rental expenses on a straight-line basis over the term of the lease. For purposes of recognizing lease incentives, the company uses the date of initial possession as the commencement date, which is generally when the company is given the right of access to the space and begins to make improvements in preparation of intended use.

Goodwill and Other Purchased Intangible Assets – The company performs impairment tests for goodwill as of November 30th of each year, or when evidence of potential impairment exists. When it is determined that impairment has occurred, a charge to operations is recorded. Goodwill and other purchased intangible asset balances are included in the identifiable assets of the business segment to which they have been assigned. Any goodwill impairment, as well as the amortization of other purchased intangible assets, is charged against the respective business segments' operating margin. Purchased intangible assets are amortized on a straight-line basis over their estimated useful lives.

Self-Insurance Accruals – Included in other long-term liabilities is approximately $519 million and $485 million related to self-insured workers' compensation as of December 31, 2007, and 2006, respectively. The company estimates the required liability of such claims on a discounted basis utilizing actuarial methods based on various assumptions, which include, but are not limited to, the company's historical loss experience and projected loss development factors.

Litigation, Commitments, and Contingencies – Amounts associated with litigation, commitments, and contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Retirement Benefits – The company sponsors various pension plans covering substantially all employees. The company also provides postretirement benefit plans other than pensions, consisting principally of health care and life insurance benefits, to eligible retirees and qualifying dependents. The liabilities and annual income or expense of the company's pension and other postretirement benefit plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the long-term rate of asset return (based on the market-related value of assets), and medical trend (rate of growth for medical costs). The fair values of plan assets are determined based on prevailing market prices or estimated fair value for investments with no available quoted prices. Not all net periodic pension income or expense is recognized in net earnings in the year incurred because it is allocated to production as product costs, and a portion remains in inventory at the end of a reporting period. The company's funding policy for pension plans is to contribute, at a minimum, the statutorily required amount to an irrevocable trust.

Foreign Currency Translation – For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are generally translated at end-of-period exchange rates. Translation adjustments are not material and are included as a separate component of accumulated other comprehensive loss in consolidated shareholders' equity.

Accumulated Other Comprehensive Loss – The components of accumulated other comprehensive loss are as follows:

	December 31	
$ in millions	**2007**	2006
Cumulative translation adjustment	**$ 34**	$ 22
Unrealized gain on marketable securities, net of tax expense of ($2) in 2007, and ($1) in 2006	**3**	2
Unamortized benefit plan costs, net of tax benefit of $470 as of December 31, 2007 and $900 at December 31, 2006	**(736)**	(1,284)
Total accumulated other comprehensive loss	**$(699)**	$(1,260)

Financial Statement Reclassification – Certain amounts in the prior year financial statements and related notes have been reclassified to conform to the 2007 presentation of the Interconnect Technologies (ITD) businesses, formerly reported in the Electronics segment, as discontinued operations (see Note 5) and the business operation realignments as of January 1, 2007 (see Note 6).

2. NEW ACCOUNTING STANDARDS

There have been no changes in the company's critical accounting policies during 2007, except for a change in the measurement and recording of uncertain tax positions in accordance with FIN 48. The expanded disclosure requirements of FIN 48 are presented in Note 12 to the consolidated financial statements.

In January 2008, the FASB issued Statement 133 Implementation Issue No. E23 – *Issues Involving the Application of the Shortcut Method under Paragraph 68*. This implementation issue amends the accounting and reporting standards of paragraph 68 of Statement of Financial Accounting Standards (SFAS) No. 133 – *Accounting for Derivative Instruments and Hedging Activities* to permit use of the shortcut method for (1) swaps that have a nonzero fair value at inception, provided that the nonzero fair value at inception is attributable solely to a bid-ask spread; and (2) hedged items that have a settlement date after the swap trade date. This implementation issue is effective for hedging relationships designated on or after January 1, 2008, although adoption requires reconsideration of existing fair value hedges accounted for using the short-cut method at the date of adoption. Management is currently evaluating the effect that adoption of this implementation issue will have on the company's consolidated financial position and results of operations upon adoption in 2008.

In December 2007, the FASB issued SFAS No. 141(R) – *Business Combinations*. SFAS No. 141(R) expands the definition of a business, thus increasing the number of transactions that will qualify as business combinations. SFAS No. 141(R) requires the acquirer to recognize 100 percent of an acquired business' assets and liabilities, including goodwill and certain contingent assets and liabilities, at their fair values at the acquisition date. Contingent consideration will be recognized at fair value on the acquisition date, with changes in fair value recognized in earnings until settled. Likewise, changes in acquired tax contingencies, including those existing at the date of adoption, will be recognized in earnings if outside the maximum allocation period (generally one year). Transaction-related expenses and restructuring costs will be expensed as incurred, and any adjustments to finalize the purchase accounting allocations, even within the allocation period, will be shown as revised in the future financial statements to reflect the adjustments as if they had been recorded on the acquisition date. Finally, a gain could result in the event of a bargain purchase (acquisition of a business below the fair market value of the assets and liabilities), or a gain or loss in the case of a change in the control of an existing investment. SFAS No. 141(R) will be applied prospectively to business combinations with acquisition dates on or after January 1, 2009. Adoption is not expected to materially impact the company's consolidated financial position or results of operations directly when it becomes effective in 2009, as the only impact that the standard will have on recorded amounts at that time is that related to disposition of uncertain tax positions related to prior acquisitions. Following the date of adoption of the standard, the resolution of such items at values that differ from recorded amounts will be adjusted through earnings, rather than through goodwill. Adoption of this statement is, however, expected to have a significant effect on how acquisition transactions subsequent to January 1, 2009 are reflected in the financial statements.

In December 2007, the FASB issued SFAS No. 160 – *Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin (ARB) No. 51*. SFAS No. 160 requires (1) presentation of ownership interests in subsidiaries held by parties other than the parent within equity in the consolidated statements of financial position, but separately from the parent's equity; (2) separate presentation of the consolidated net income attributable to the parent and to the minority interest on the face of the consolidated statements of income; (3) accounting for changes in a parent's ownership interest where the parent retains its controlling financial interest in its subsidiary as equity transactions; (4) initial measurement of the noncontrolling interest retained for any deconsolidated subsidiaries at fair value with recognition of any resulting gains or losses through earnings; and (5) additional disclosures that identify and distinguish between the interests of the parent and noncontrolling owners. SFAS No. 160 is effective for the company beginning January 1, 2009. Adoption of this statement is not expected to have a material impact on the company's consolidated financial position and results of operations when it becomes effective in 2009, but will significantly affect the accounting for noncontrolling (or minority) interests from that date forward.

In December 2007, the EITF issued EITF Issue No. 07-1 – *Accounting for Collaborative Arrangements.* Issue No. 07-1 defines collaborative arrangements and establishes reporting and disclosure requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF Issue No. 07-1 is effective for the company beginning January 1, 2009. Management is currently evaluating the effect that adoption of this issue will have on the company's consolidated financial position and results of operations when it becomes effective in 2009.

In September 2006, the FASB issued SFAS No. 157 – *Fair Value Measurements,* which defines fair value, establishes a framework for consistently measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, *Effective Date of FASB Statement No. 157,* which defers the implementation for the non-recurring nonfinancial assets and liabilities from fiscal years beginning after November 15 , 2007 to fiscal years beginning after November 15, 2008. The provisions of SFAS No. 157 will be applied prospectively. The statement provisions effective as of January 1, 2008, do not have a material effect on the company's consolidated financial position and results of operations. Management does not believe that the remaining provisions will have a material effect on the company's consolidated financial position and results of operations when they become effective on January 1, 2009.

3. COMMON STOCK DIVIDENDS

On February 21, 2007, the company's Board of Directors approved a 23 percent increase to the quarterly common stock dividends, from $.30 per share to $.37 per share, effective with the first quarter 2007 dividends.

On May 17, 2006, the company's Board of Directors approved a 15 percent increase to the quarterly common stock dividends, from $.26 per share to $.30 per share, effective with the second quarter 2006 dividends.

On March 23, 2005, the company's Board of Directors approved a 13 percent increase to the quarterly common stock dividends, from $.23 per share to $.26 per share, effective with the second quarter 2005 dividends.

4. BUSINESS ACQUISITIONS

2007 – In January 2007, the company acquired Essex Corporation (Essex) for approximately $590 million in cash, including estimated transaction costs of $15 million, and the assumption of debt totaling $23 million. Essex provides signal processing services and products, and advanced optoelectronic imaging for U.S. government intelligence and defense customers. The operating results of Essex are reported in the Mission Systems segment. The assets, liabilities, and results of operations of Essex were not material to the company's consolidated financial position or results of operations, and thus pro-forma information is not presented.

In July 2007, the company and Science Applications International Corporation (SAIC) reorganized their joint venture AMSEC, LLC (AMSEC), by dividing AMSEC along customer and product lines. AMSEC is a full-service supplier that provides engineering, logistics and technical support services primarily to Navy ship and aviation programs. Under the reorganization plan, the company retained the ship engineering, logistics and technical service businesses under the AMSEC name (the AMSEC Businesses) and, in exchange, SAIC received the aviation, combat systems and strike force integration services businesses from AMSEC (the Divested Businesses). This reorganization was treated as a step acquisition for the acquisition of SAIC's interests in the AMSEC Businesses, with the company recognizing a pre-tax gain of $23 million for the effective sale of its interests in the Divested Businesses. The operating results of the AMSEC Businesses and transaction gain have been reported in the Ships segment. Prior to the reorganization, the company accounted for AMSEC, LLC under the equity method. The assets, liabilities, and results of operations of the AMSEC Businesses were not material to the company's consolidated financial position or results of operations, and thus pro-forma information is not presented. The consolidated financial statements reflect preliminary estimates of the fair value of the assets acquired and liabilities assumed and the related allocation of the purchase price for the entities acquired. Management does not expect adjustments to these estimates, if any, to have a material effect on the company's consolidated financial position or results of operations.

During the third quarter of 2007, the company acquired Xinetics Inc., reported in the Space Technology segment, and the remaining 61 percent of Scaled Composites, LLC, reported in the Integrated Systems segment, for an aggregate amount of approximately $100 million in cash. The assets, liabilities, and results of operations of these entities were not material to the company's consolidated financial position or results of operations, and thus pro-forma information is not presented. The consolidated financial statements reflect preliminary estimates of the fair value of the assets acquired and liabilities assumed and the related allocation of the purchase price for the entities acquired. Management does not expect adjustments to these estimates, if any, to have a material effect on the company's consolidated financial position or results of operations.

2006 – There were no significant acquisitions during 2006.

2005 – The company acquired Confluent RF Systems Corporation, reported in the Integrated Systems segment, for $42 million in cash, which included transaction costs of $2 million, and Integic Corporation, reported in the Information Technology segment, for $319 million in cash, which included transaction costs of $6 million.

5. BUSINESS DISPOSITIONS

2007 – During the second quarter, management announced its decision to exit the remaining ITD business reported within the Electronics segment. Sales for this business for the years ended December 31, 2007, 2006, and 2005, were $14 million, $35 million, and $89 million, respectively. The shut-down was completed during the third quarter of 2007 and costs associated with the shutdown were not material. The results of this business are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes, for all periods presented.

2006 – The company sold the assembly business unit of ITD during the first quarter of 2006 and Winchester Electronics (Winchester) during the second quarter of 2006 for net cash proceeds of $26 million and $17 million, respectively, and recognized after-tax gains of $4 million and $2 million, respectively, in discontinued operations. The results of operations of the assembly business unit of ITD are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes. The results of operations of Winchester, reported in the Electronics segment, were not material to any of the periods presented and have therefore not been reclassified as discontinued operations.

During the second quarter of 2006, the Enterprise Information Technology business, formerly reported in the Information Technology segment, was shut down and costs associated with the exit activities were not material. The results of operations of this business are reported as discontinued operations in the consolidated statements of income, net of applicable income taxes.

2005 – The company sold Teldix GmbH (Teldix) for $57 million in cash and recognized an after-tax gain of $14 million in discontinued operations. The results of operations of Teldix, reported in the Electronics segment, were not material to any of the periods presented and have therefore not been reclassified as discontinued operations.

Discontinued Operations – Sales and operating results of the businesses classified within discontinued operations were as follows:

$ in millions	Year ended December 31 **2007**	2006	2005
Sales and service revenues	**$ 14**	$191	$743
Loss from discontinued operations	**(20)**	(39)	(21)
Income tax benefit	**7**	14	8
Loss from discontinued operations, net of tax	**(13)**	(25)	(13)
(Loss) gain from divestitures		11	24
Income tax expense		(17)	(7)
(Loss) gain from discontinued operations, net of tax	**$(13)**	$ (31)	$ 4

Tax rates on discontinued operations vary from the company's effective tax rate due to the non-deductibility of goodwill for tax purposes. The amounts associated with discontinued operations on the consolidated statements of financial position are not material as of December 31, 2007 and 2006, and have been included in other assets.

6. SEGMENT INFORMATION

The company is aligned into seven reportable segments categorized into four primary businesses. The Mission Systems, Information Technology, and Technical Services segments are presented as Information & Services. The Integrated Systems and Space Technology segments are presented as Aerospace. The Electronics and Ships segments are each presented as separate businesses. Newport News and Ship Systems are aggregated and reported as the Ships business in accordance with the provisions of SFAS No. 131 – *Disclosures about Segments of an Enterprise and Related Information.*

Information & Services

Mission Systems – Mission Systems is a leading global systems integrator of complex, mission-enabling systems for government, military, and business clients. Products and services are focused on the fields of Command, Control, Communications, Computers and Intelligence (C4I), strategic missiles, missile and air defense, airborne reconnaissance, intelligence management and processing, and decision support systems.

Information Technology – Information Technology is a premier provider of IT systems engineering and systems integration for the DoD, national intelligence, federal, civilian, state and local agencies, and commercial customers.

Technical Services – Technical Services is a leading provider of logistics, infrastructure, and sustainment support, while also providing a wide array of technical services including training and simulation.

Aerospace

Integrated Systems – Integrated Systems is a leader in the design, development, and production of airborne early warning, electronic warfare and surveillance systems, and battlefield management systems, as well as manned and unmanned tactical and strike systems.

Space Technology – Space Technology develops and integrates a broad range of systems at the leading edge of space, defense, and electronics technology. The segment supplies products primarily to the U.S. Government that play an important role in maintaining the nation's security and leadership in science and technology. Space Technology's business areas focus on the design, development, manufacture, and integration of satellite systems and subsystems, electronic and communications payloads, and high energy laser systems and subsystems.

Electronics

Electronics is a leading designer, developer, manufacturer and integrator of a variety of advanced electronic and maritime systems for national security and select non-defense applications. Electronics provides systems to

U.S. and international customers for such applications as airborne surveillance, aircraft fire control, precision targeting, electronic warfare, automatic test equipment, inertial navigation, integrated avionics, space sensing, intelligence processing, air traffic control, air and missile defense, communications, mail processing, biochemical detection, ship bridge control, and shipboard components.

Ships

Ships is the nation's sole industrial designer, builder, and refueler of nuclear-powered aircraft carriers and one of only two companies capable of designing and building nuclear-powered submarines for the U.S. Navy. Ships is also one of the nation's leading full service systems providers for the design, engineering, construction, and life cycle support of major surface ships for the U.S. Navy, U.S. Coast Guard, international navies, and for commercial vessels of all types.

Summary Segment Financial Information

U.S. Government Sales – In the following table of segment and major customer data, revenue from the U.S. Government includes revenue from contracts for which Northrop Grumman is the prime contractor as well as those for which the company is a subcontractor and the ultimate customer is the U.S. Government.

Foreign Sales – Direct foreign sales amounted to approximately $1.8 billion, $1.6 billion, and $1.7 billion, or 5.5 percent, 5.2 percent, and 5.5 percent of total revenue for the years ended December 31, 2007, 2006, and 2005, respectively.

Discontinued Operations – The company's discontinued operations are excluded from all of the data elements in the following tables, except for assets by segment.

Assets – Substantially all of the company's assets are located or maintained in the United States.

Realignments – The company, from time to time, acquires or disposes of businesses, and realigns contracts, programs or business areas among and within its operating segments that possess similar customers, expertise, and capabilities. These realignments are designed to more fully leverage existing capabilities and enhance development and delivery of products and services. In January 2007, certain programs and business areas were transferred between Information Technology, Mission Systems, Space Technology, and Technical Services. The sales and segment operating margin in the following tables have been revised, where applicable, to reflect these realignments for all periods presented.

Subsequent Realignments – In January 2008, the Newport News and Ship Systems sectors were realigned into a single segment called Northrop Grumman Shipbuilding to enable the company to more effectively utilize its shipbuilding assets and deploy its talented shipbuilders, processes, technologies, production facilities and planned capital investment to meet customer needs. This realignment had no impact on the company's consolidated financial position, results of operations, cash flows, or segment reporting.

Also in January 2008, the company announced the transfer of certain programs and assets from the Mission Systems segment to the Space Technology segment, effective July 1, 2008. This transfer will allow Mission Systems to focus on the rapidly growing command, control, communications, computers, intelligence, surveillance, and reconnaissance business, and the missiles business will be an integrated element of the company's Aerospace business growth strategy. In addition, certain Electronics businesses were transferred to Mission Systems effective January 2008. The transfer of these businesses is not expected to have a material effect on the company's consolidated financial position, results of operations, or cash flows.

These subsequent realignments have not been reflected in any of the accompanying financial information.

NORTHROP GRUMMAN CORPORATION

Results of Operations By Segment and Major Customer

$ in millions	Year ended December 31 **2007**	2006	2005
Sales and Service Revenues			
Information & Services			
Mission Systems			
United States Government	**$ 5,441**	$ 5,021	$ 5,019
Other customers	**89**	54	46
Intersegment sales	**401**	419	429
	5,931	5,494	5,494
Information Technology			
United States Government	**3,298**	3,063	2,921
Other customers	**1,042**	761	683
Intersegment sales	**146**	138	132
	4,486	3,962	3,736
Technical Services			
United States Government	**1,793**	1,483	1,282
Other customers	**92**	103	80
Intersegment sales	**292**	272	255
	2,177	1,858	1,617
Aerospace			
Integrated Systems			
United States Government	**4,789**	5,277	5,272
Other customers	**205**	169	170
Intersegment sales	**73**	54	47
	5,067	5,500	5,489
Space Technology			
United States Government	**3,022**	2,800	2,785
Other customers	**67**	87	66
Intersegment sales	**44**	36	15
	3,133	2,923	2,866
Electronics			
United States Government	**4,608**	4,112	4,015
Other customers	**1,798**	1,872	1,813
Intersegment sales	**500**	559	685
	6,906	6,543	6,513
Ships			
United States Government	**5,749**	5,263	5,727
Other customers	**25**	48	57
Intersegment sales	**14**	10	2
	5,788	5,321	5,786
Intersegment eliminations	**(1,470)**	(1,488)	(1,523)
Total sales and service revenues	**$32,018**	$30,113	$29,978

NORTHROP GRUMMAN CORPORATION

Other Financial Information

$ in millions	Year ended December 31 2007	2006	2005
Operating Margin			
Information & Services			
Mission Systems	**$ 566**	$ 519	$ 424
Information Technology	**329**	342	322
Technical Services	**120**	120	100
Aerospace			
Integrated Systems	**591**	551	499
Space Technology	**261**	245	219
Electronics	**813**	754	709
Ships	**538**	393	249
Intersegment eliminations	**(115)**	(117)	(101)
Total Segment Operating Margin	**3,103**	2,807	2,421
Non-segment factors affecting operating margin			
Unallocated expenses	**(224)**	(306)	(200)
Net pension adjustment	**127**	(37)	(21)
Total operating margin	**$3,006**	$2,464	$2,200

Unallocated Expenses – Unallocated expenses includes the portion of corporate expenses not considered allowable or allocable under applicable U.S. Government Cost Accounting Standards (CAS) regulations and the Federal Acquisition Regulation, and therefore not allocated to the segments, such as management and administration, legal, environmental, certain compensation and retiree benefits, and other expenses.

Net Pension Adjustment – The net pension adjustment reflects the difference between pension expense determined in accordance with accounting principles generally accepted in the United States of America and pension expense allocated to the operating segments determined in accordance with CAS.

$ in millions	December 31, 2007	2006
Assets		
Information & Services		
Mission Systems	**$ 5,856**	$ 4,789
Information Technology	**3,576**	3,289
Technical Services	**1,133**	1,108
Aerospace		
Integrated Systems	**2,217**	2,202
Space Technology	**3,993**	4,453
Electronics	**5,315**	5,454
Ships	**6,874**	6,946
Segment assets	**28,964**	28,241
Corporate	**4,409**	3,768
Total assets	**$33,373**	$32,009

Other Financial Information (Continued)

$ in millions	Year ended December 31 **2007**	2006	2005
Capital Expenditures			
Information & Services			
Mission Systems	**$ 43**	$ 49	$ 70
Information Technology	**42**	32	35
Technical Services	**9**	4	5
Aerospace			
Integrated Systems	**100**	119	142
Space Technology	**108**	103	107
Electronics	**124**	130	165
Ships	**247**	287	266
Corporate	**12**	13	33
Total capital expenditures	**$685**	$737	$823
Depreciation and Amortization			
Information & Services			
Mission Systems	**$ 59**	$ 40	$ 66
Information Technology	**64**	46	49
Technical Services	**7**	7	8
Aerospace			
Integrated Systems	**108**	110	102
Space Technology	**127**	126	133
Electronics	**180**	211	247
Ships	**170**	153	155
Corporate	**15**	12	12
Total depreciation and amortization	**$730**	$705	$772

7. EARNINGS PER SHARE

Basic Earnings Per Share – Basic earnings per share from continuing operations are calculated by dividing income from continuing operations available to common shareholders by the weighted-average number of shares of common stock outstanding during each period.

Diluted Earnings Per Share – Diluted earnings per share include the dilutive effect of stock options and other stock awards granted to employees under stock-based compensation plans, and for 2007 and 2006, 6.4 million dilutive shares from the company's mandatorily redeemable convertible series B preferred stock (Note 14). The dilutive effect of these potential common stock instruments totaled 12.6 million, 12.9 million, and 6.7 million shares for the years ended December 31, 2007, 2006, and 2005, respectively. The weighted-average diluted shares outstanding for the years ended December 31, 2007, 2006, and 2005, exclude stock options to purchase approximately 59 thousand shares, 8 thousand shares, and 4 million shares, respectively, because such options have an exercise price in excess of the average market price of the company's common stock during the year.

Diluted earnings per share from continuing operations are calculated as follows:

in millions, except per share	December 31, 2007	2006	2005
Diluted Earnings Per Share From Continuing Operations			
Income from continuing operations	**$1,803**	$1,573	$1,396
Add dividends on mandatorily redeemable convertible preferred stock	**24**	24	
Income from continuing operations available to common shareholders	**$1,827**	$1,597	$1,396
Weighted-average common shares outstanding	**341.7**	345.7	356.5
Dilutive effect of stock options, awards, and mandatorily redeemable convertible preferred stock	**12.6**	12.9	6.7
Weighted-average diluted common shares outstanding	**354.3**	358.6	363.2
Diluted earnings per share from continuing operations	**$ 5.16**	$ 4.46	$ 3.84

Share Repurchases – The table below summarizes the company's share repurchases beginning January 1, 2005:

Authorization Date	Amount Authorized (in billions)	Average Price Per Share	Total Shares Retired (in millions)	Date Completed	Shares Repurchased (in millions) 2007	2006	2005
October 26, 2004	$1.0	$54.83	18.2	September 2005			12.7
October 24, 2005	1.5	65.08	23.0	February 2007	**2.3**	11.6	9.1
December 14, 2006	1.0	75.96	13.1	November 2007	**13.1**		
December 20, 2007	2.5						
					15.4	11.6	21.8

As part of the share repurchase programs, the company has entered into four separate accelerated share repurchase agreements since November 2005, with two different banks (the Banks) to repurchase shares of common stock. In each case, shares were immediately borrowed by the Banks that were then sold to and canceled by the company. Subsequently, shares were purchased in the open market by the Banks to settle their share borrowings. Under these arrangements, the cost of the company's share repurchases was subject to adjustment based on the actual cost of the shares subsequently purchased by the Banks. If an additional amount was owed by the company upon settlement, the price adjustment could have been settled, at the company's option, in cash or in shares of common stock.

The table below summarizes the accelerated share repurchase transactions:

Agreement Date	Shares Repurchased (in millions)	Completion Date	Final Average Purchase Price Per Share	Dollar Amount of Shares Repurchased (in millions)
November 4, 2005	9.1	March 1, 2006	$59.05	$537
March 6, 2006	11.6	May 26, 2006	68.01	788
February 21, 2007	8.0	June 7, 2007	73.86	592
July 30, 2007	6.5	September 17, 2007	77.27	502

Share repurchases take place at management's discretion or under pre-established non-discretionary programs from time to time, depending on market conditions, in the open market, and in privately negotiated transactions. The company retires its common stock upon repurchase and has not made any purchases of common stock other than in connection with these publicly announced repurchase programs.

As of December 31, 2007, the company has authorization to repurchase $2.5 billion shares of its common stock.

8. ACCOUNTS RECEIVABLE, NET

Unbilled amounts represent sales for which billings have not been presented to customers at year-end. These amounts are usually billed and collected within one year. Progress payments are received on a number of fixed-price contracts.

Accounts receivable at December 31, 2007, are expected to be collected in 2008, except for approximately $262 million due in 2009 and $118 million due in 2010 and later.

Allowances for doubtful amounts mainly represent estimates of overhead costs which may not be successfully negotiated and collected.

Accounts receivable were composed of the following:

	December 31,	
$ in millions	**2007**	2006
Due From U.S. Government, Long-Term Contracts		
Billed	**$ 1,158**	$ 1,054
Unbilled	**38,867**	33,004
Progress payments received	**(37,477)**	(31,637)
	2,548	2,421
Due From Other Customers, Long-Term Contracts		
Billed	**305**	212
Unbilled	**3,228**	2,975
Progress payments received	**(2,712)**	(2,390)
	821	797
Total due, long-term contracts	**3,369**	3,218
Trade And Other Accounts Receivable		
Due from U.S. Government	**544**	477
Due from other customers	**472**	233
Progress payments received	**(286)**	(58)
Total due, trade and other	**730**	652
	4,099	3,870
Allowances for doubtful amounts	**(286)**	(308)
Total accounts receivable, net	**$ 3,813**	$ 3,562

9. INVENTORIED COSTS, NET

Inventoried costs were composed of the following:

	December 31,	
$ in millions	**2007**	2006
Production costs of contracts in process	**$ 1,910**	$ 1,951
General and administrative expenses	**172**	184
	2,082	2,135
Progress payments received	**(1,348)**	(1,226)
	734	909
Product inventory	**311**	267
Total inventoried costs, net	**$ 1,045**	$ 1,176

10. GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS

Goodwill

Goodwill and other purchased intangible assets are included in the identifiable assets of the segment to which they have been assigned. Impairment tests are performed at least annually and more often as circumstances require. Any goodwill impairment, as well as the amortization of other purchased intangible assets, is charged against the respective segment's operating margin. The annual impairment test for all segments was performed as of November 30, 2007, with no indication of impairment. In performing the goodwill impairment tests, the company uses a discounted cash flow approach corroborated by comparative market multiples, where appropriate, to determine the fair value of reporting units.

The changes in the carrying amounts of goodwill during 2007 and 2006, are as follows:

$ in millions	Mission Systems	Information Technology	Technical Services	Integrated Systems	Space Technology	Electronics	Ships	Total
Balance as of January 1, 2006	$4,256	$2,649		$ 992	$3,295	$2,575	$3,616	$17,383
Goodwill transferred due to segment realignment	(336)	(403)	$792	(13)		(40)		—
Fair value adjustments to net assets acquired	(37)	(27)	(5)	(3)	(41)	(19)	(32)	(164)
Balance as of December 31, 2006	3,883	2,219	787	976	3,254	2,516	3,584	17,219
Goodwill transferred due to segment realignment	346		34		(380)			—
Goodwill acquired	522			47	37		57	663
Adjustment to initially apply FIN 48	(22)	(7)	(3)		(18)	(1)	(12)	(63)
Fair value adjustments to net assets acquired	(52)	(28)	(8)	(2)	(41)	(1)	(15)	(147)
Balance as of December 31, 2007	**$4,677**	**$2,184**	**$810**	**$1,021**	**$2,852**	**$2,514**	**$3,614**	**$17,672**

Segment Realignment – Effective in January 2007, the Software Defined Radios business area was transferred from Space Technology to Mission Systems and Technical Services. As a result of this realignment, goodwill of approximately $380 million was reallocated among these three segments. Effective January 1, 2006, the company realigned businesses among four of its operating segments to form a new segment. As a result of this realignment, goodwill of approximately $792 million was reallocated among these five segments.

Fair Value Adjustments to Net Assets Acquired – For 2007, the fair value adjustments were primarily due to the favorable settlement of Internal Revenue Service (IRS) audits and a claim for a tax refund. For 2006, the fair value adjustments were primarily due to the favorable settlement of IRS audits and the realization of additional capital loss carryforward tax assets.

Purchased Intangible Assets

The table below summarizes the company's aggregate purchased intangible assets as follows:

	December 31, 2007			December 31, 2006		
$ in millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Contract and program intangibles	$2,661	$(1,616)	$1,045	$2,594	$(1,487)	$1,107
Other purchased intangibles	100	(71)	29	100	(68)	32
Total	$2,761	$(1,687)	$1,074	$2,694	$(1,555)	$1,139

The company's purchased intangible assets are subject to amortization and are being amortized on a straight-line basis over an aggregate weighted-average period of 21 years. Aggregate amortization expense for 2007, 2006, and 2005, was $132 million, $134 million, and $216 million, respectively.

The table below shows expected amortization for purchased intangibles as of December 31, 2007, for each of the next five years:

$ in millions	
Year ending December 31	
2008	$122
2009	112
2010	92
2011	54
2012	52

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and the related estimated fair values of the company's financial instruments at December 31 are as follows:

	2007		2006	
$ in millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 963	$ 963	$ 1,015	$ 1,015
Investments in marketable securities	258	258	208	208
Cash surrender value of life insurance policies	315	315	290	290
Short-term notes payable	(26)	(26)	(95)	(95)
Long-term debt	(4,029)	(4,488)	(4,067)	(4,562)
Mandatorily redeemable preferred stock	(350)	(510)	(350)	(459)
Interest rate swaps	4	4	(8)	(8)
Foreign currency forward contracts	4	4		

Short-Term Instruments – For cash and cash equivalents and amounts borrowed under the company's short-term credit lines, the carrying amounts approximate fair value, due to the short-term nature of these items.

Investments in Marketable Securities – The company holds a portfolio of securities, primarily consisting of equity securities that are classified as trading.

Cash Surrender Value of Life Insurance Policies – The company maintains whole life insurance policies on a group of executives in connection with deferred compensation arrangements. These policies are recorded at their cash surrender value as determined by the insurance carrier. Additionally, the company has policies with split dollar arrangements which are recorded at the lesser of their cash surrender value or premiums paid. The amounts associated with these policies are recorded in miscellaneous other assets in the consolidated statements of financial position.

Long-Term Debt – The fair value of the long-term debt was calculated based on interest rates available for debt with terms and due dates similar to the company's existing debt arrangements.

Mandatorily Redeemable Preferred Stock – The fair value of the mandatorily redeemable preferred stock was calculated based on the closing market price quoted on the New York Stock Exchange at December 31, 2007, and 2006, respectively.

Interest Rate Swaps – The company has from time to time entered into interest rate swap agreements to mitigate interest rate risk. As described in Note 1, two interest rate swap agreements were in effect at December 31, 2007, and 2006.

Foreign Currency Forward Contracts – The company enters into foreign currency forward contracts to manage foreign currency exchange risk related to receipts from customers and payments to suppliers denominated in foreign currencies. Gains and losses from such transactions are included as contract costs.

12. INCOME TAXES

The company's effective tax rates on income from continuing operations were 33 percent, 31 percent, and 32 percent for the years ended December 31, 2007, 2006, and 2005, respectively. During 2007, the company reached a partial settlement agreement with the IRS regarding its audit of the company's tax years ended December 31, 2001 through 2003 (see below). During 2006, the company reached final approval with the IRS regarding its audit of the company's B-2 program for the years ended December 31, 1997 through December 31, 2000. As a result, during 2007 and 2006, the company recognized net tax benefits of $22 and $48 million, respectively, due to the reversal of previously established expense provisions. The company also recognized a net tax benefit of $18 million in 2006 related to tax credits associated with qualified wages paid to employees affected by Hurricane Katrina.

Income tax expense, both federal and foreign, consisted of the following:

	Year ended December 31		
$ in millions	**2007**	2006	2005
Income Taxes on Continuing Operations			
Currently Payable			
Federal income taxes	**$671**	$528	$503
Foreign income taxes	**42**	27	27
Total federal and foreign income taxes currently payable	**713**	555	530
Change in deferred federal and foreign income taxes	**170**	158	139
Total federal and foreign income taxes	**$883**	$713	$669

The geographic source of income from continuing operations before income taxes is as follows:

	Year ended December 31		
$ in millions	**2007**	2006	2005
Domestic income	**$2,595**	$2,214	$1,990
Foreign income	**91**	72	75
Income from continuing operations before income taxes	**$2,686**	$2,286	$2,065

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times the income from continuing operations before income taxes due to the following:

	Year ended December 31		
$ in millions	**2007**	2006	2005
Income tax expense on continuing operations at statutory rate	**$940**	$801	$723
Manufacturing deduction	**(19)**	(9)	(9)
Research tax credit	**(14)**	(3)	(3)
Extraterritorial income exclusion/foreign sales corporation		(6)	(6)
Wage credit		(18)	
Settlement of IRS appeals cases	**(22)**	(55)	(27)
Other, net	**(2)**	3	(9)
Total federal and foreign income taxes	**$883**	$713	$669

Uncertain Tax Positions – The company adopted the provisions of FIN 48 in 2007. As a result of the implementation of FIN 48, the company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the company's expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return or claim, that has not been reflected in measuring income tax expense for financial reporting purposes. Until these positions are sustained by the taxing authorities, the company has not recognized the tax benefits resulting from such positions and reports the tax effects as a liability for uncertain tax positions in its consolidated statements of financial position. The company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if probable and reasonably estimable, are recognized as a component of income tax expense.

As a result of this review, the company adjusted the estimated value of its uncertain tax positions on January 1, 2007, by recognizing additional liabilities totaling $66 million through a charge to retained earnings, and reducing the carrying value of uncertain tax positions resulting from prior acquisitions by $63 million through a reduction of goodwill. Upon the adoption of FIN 48 at January 1, 2007, the estimated value of the company's uncertain tax positions was a liability of $514 million, which includes accrued interest of $55 million. If the company's positions are sustained by the taxing authority in favor of the company, approximately $331 million would be treated as a reduction of goodwill, and the balance of $183 million would reduce the company's effective tax rate.

As of December 31, 2007, the estimated value of the company's uncertain tax positions was a liability of $554 million, which includes accrued interest of $68 million. If the company's positions are sustained by the taxing authority in favor of the company, approximately $394 million would be treated as a reduction of goodwill, and the balance of $160 million would reduce the company's effective tax rate.

The change in unrecognized tax benefits during 2007, excluding interest, is as follows:

$ in millions	Unrecognized Tax Benefit
Balance at January 1, 2007	$459
Additions based on tax positions related to the current year	18
Additions for tax positions of prior years	85
Reductions for tax positions of prior years	(57)
Settlements	(17)
Net change in unrecognized tax benefits	29
Balance at December 31, 2007	$488

In connection with the IRS examination of the company's income tax returns for the years ended 2001 through 2003, the company reached a partial settlement agreement with the IRS at the examination level during 2007. In January 2008, the company reached a tentative partial settlement agreement with IRS Appeals on substantially all of the remaining issues for the audit of the years 2001 – 2003. This agreement is subject to review by the Congressional Joint Committee on Taxation (Joint Committee). Although the final outcome is not determinable until the Joint Committee completes its review, during 2008, it is reasonably possible that a reduction to unrecognized tax benefits of up to $59 million may occur, which could result in a reduction to tax expense of $10 million. Also as part of the tentative partial agreement, the company anticipates that the net capital loss carryforward benefit will be reduced by $346 million.

In addition, pursuant to the company's merger with TRW in December 2002, the company is liable for tax deficiencies of TRW and its subsidiaries prior to the merger. The IRS examined the TRW income tax returns for the years ended 1999 through the date of the merger and asserted tax deficiencies for those years to which the company took exception. The 1999 through 2002 TRW audit deficiencies are currently under consideration at IRS Appeals. In January 2008 the company and the IRS reached a tentative agreement with respect to the proposed tax deficiencies. Although the final outcome is not determinable until the Joint Committee completes its review, during 2008 it is reasonably possible that a reduction to unrecognized tax benefits of up to $82 million may occur, all of which would result in a reduction to goodwill.

The company's federal tax returns for the years 2004 through 2006 are currently under examination by the IRS. In addition, open tax years related to state and foreign jurisdictions remain subject to examination but are not considered material.

Although the company believes it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the company's accrued position. Accordingly, additional provisions on federal, foreign and state tax related matters could be recorded in the future as revised estimates are made or the underlying matters are effectively settled or otherwise resolved.

During the year ended December 31, 2007, the company recorded approximately $14 million for tax-related interest and penalties.

Deferred Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and tax purposes. Such amounts are classified in the consolidated statements of financial position as current or noncurrent assets or liabilities based upon the classification of the related assets and liabilities.

The tax effects of significant temporary differences and carryforwards that gave rise to year-end deferred federal, state and foreign tax balances, as presented in the consolidated statements of financial position, are as follows:

$ in millions	December 31, 2007	2006
Deferred Tax Assets		
Retirement benefit plan expense	**$ 610**	$ 1,067
Provision for accrued liabilities	**796**	693
Tax credits and carryforwards		
Capital loss	**592**	1,120
Foreign income tax credit		180
Other	**462**	415
Gross deferred tax assets	**2,460**	3,475
Less valuation allowance	**(592)**	(1,300)
Net deferred tax assets	**1,868**	2,175
Deferred Tax Liabilities		
Provision for accrued liabilities	**61**	37
Contract accounting differences	**284**	
Purchased intangibles	**327**	292
Depreciation and amortization	**418**	533
Goodwill amortization	**505**	444
Gross deferred tax liabilities	**1,595**	1,306
Total net deferred tax assets	**$ 273**	$ 869

Net deferred tax assets (liabilities) as presented in the consolidated statements of financial position are as follows:

$ in millions	December 31, 2007	2006
Net current deferred tax assets	**$ 542**	$706
Net non-current deferred tax assets	**65**	165
Net current deferred tax liabilities	**(4)**	(2)
Net non-current deferred tax liabilities	**(330)**	
Total net deferred tax assets	**$ 273**	$869

Foreign Income – Deferred income taxes have not been provided on accumulated undistributed earnings of foreign subsidiaries of $358 million at December 31, 2007, as the company intends to permanently reinvest these earnings, thereby indefinitely postponing their remittance. Should these earnings be distributed in the form of dividends or otherwise, the distributions would be subject to U.S. federal income tax at the statutory rate of 35 percent, less foreign tax credits applicable to such distributions, if any. In addition, such distributions would be subject to withholding taxes in the various tax jurisdictions.

Tax Carryforwards – The company has a capital loss tax carryforward at December 31, 2007, against which a full valuation allowance has been recorded. The majority of the capital loss carryforward, which primarily arose from the sale of TRW Auto, will expire in 2008. In connection with the partial settlement agreement reached during 2007 for the tax return years ended 2001 through 2003, the capital loss carryforward and related valuation allowance decreased by $528 million during 2007. Future reductions to the valuation allowance resulting from the recognition of tax benefits, if any, will reduce goodwill. During 2007, foreign income tax credit carryforward items of $180 million were utilized and, as a result, the foreign tax credit carryforward and the associated valuation allowance were reversed.

13. NOTES PAYABLE TO BANKS AND LONG-TERM DEBT

Lines of Credit – The company has available short-term credit lines in the form of money market facilities with several banks. The amount and conditions for borrowing under these credit lines depend on the availability and terms prevailing in the marketplace. No fees or compensating balances are required for these credit facilities.

Credit Facility – In August of 2005, the company entered into a credit agreement which provides for a five-year revolving credit facility in an aggregate principal amount of $2 billion. The credit facility permits the company to request additional lending commitments from the lenders under the agreement or other eligible lenders under certain circumstances, and thereby increase the aggregate principal amount of the lending commitments under the agreement by up to an additional $500 million. The agreement provides for swingline loans and letters of credit as sub-facilities for the credit facilities provided for in the agreement. Borrowings under the credit facility bear interest at various rates, including the London Interbank Offered Rate, adjusted based on the company's credit rating, or an alternate base rate plus an incremental margin. The credit facility also requires a facility fee based on the daily aggregate amount of commitments (whether or not utilized) and the company's credit rating level. The company's credit agreement contains certain financial covenants relating to a maximum debt to capitalization ratio, and certain restrictions on additional asset liens, unless permitted by the agreement. In August of 2007, the company entered into an amended and restated credit agreement amending the company's 2005 credit agreement. The agreement extends the maturity date of the credit facility from August 5, 2010 to August 10, 2012 and provides improved pricing terms, reduced facility fees, and full availability of the facility for letters of credit. At December 31, 2007, and 2006, there was no balance outstanding under this facility. There was a maximum of $350 million borrowed under this facility during 2007 and no borrowings during 2006. As of December 31, 2007, the company was in compliance with all covenants.

Concurrent with the effectiveness of the 2005 credit agreement, the prior credit agreement, for $2.5 billion, was terminated. No principal or interest was outstanding or accrued and unpaid under the prior credit agreement on its termination date.

Gulf Opportunity Zone Industrial Development Revenue Bonds – In December 2006, Ships entered into a loan agreement with the Mississippi Business Finance Corporation (MBFC) under which Ships received access to $200 million from the issuance of Gulf Opportunity Zone Industrial Development Revenue Bonds by the MBFC. The loan accrues interest payable semi-annually at a fixed rate of 4.55 percent per annum. The company's obligation related to these bonds is recorded in long-term debt in the consolidated statements of financial position. The bonds are subject to redemption at the company's discretion on or after December 1, 2016, and will mature on December 1, 2028. The bond issuance proceeds must be used to finance the construction, reconstruction, and renovation of the company's interest in certain ship manufacturing and repair facilities, or portions thereof, located in the state of Mississippi. As of December 31, 2007 and 2006, approximately $140 million and $73 million, respectively, was used by Ships and the remaining $60 million and $127 million, respectively, was recorded in miscellaneous other assets as restricted cash in the consolidated statements of financial position. Repayment of the bonds is guaranteed by the company.

Long-term debt consisted of the following:

$ in millions	December 31, 2007	2006
Notes and debentures due 2008 to 2036, rates from 6.25% to 9.375%	**$3,705**	$3,777
Other indebtedness due 2008 to 2028, rates from 4.55% to 8.5%	**324**	290
Total long-term debt	**4,029**	4,067
Less current portion	**111**	75
Long-term debt, net of current portion	**$3,918**	$3,992

Indentures underlying long-term debt issued by the company or its subsidiaries contain various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale-leaseback arrangements, and funded debt of subsidiaries.

Maturities of long-term debt as of December 31, 2007, are as follows:

$ in millions	
Year Ending December 31	
2008	$ 111
2009	473
2010	91
2011	773
2012	3
Thereafter	2,538
Total principal payments	3,989
Unamortized premium on long-term debt, net of discount	40
Total long-term debt	$4,029

The premium on long-term debt primarily represents non-cash fair market value adjustments resulting from acquisitions, which are amortized over the life of the related debt.

14. MANDATORILY REDEEMABLE SERIES B CONVERTIBLE PREFERRED STOCK

The company issued 3.5 million shares of mandatorily redeemable Series B convertible preferred stock in April 2001. Each share of Series B preferred stock has a liquidation value of $100 per share. The liquidation value, plus accrued but unpaid dividends, is payable on April 4, 2021, the mandatory redemption date. The company has the option to redeem all, but not less than all, of the shares of Series B preferred stock at any time after seven years from the date of issuance for a number of shares of the company's common stock equal to the liquidation value plus accrued and unpaid dividends divided by the current market price of common stock determined in relation to the date of redemption. Under this option, had the redemption taken place at December 31, 2007, each share would have been converted into 1.261 shares of common stock. Each share of preferred stock is convertible, at any time, at the option of the holder into the right to receive shares of the company's common stock. Initially, each share was convertible into .911 shares of common stock, subject to adjustment in the event of certain dividends and distributions, a stock split, a merger, consolidation or sale of substantially all of the company's assets, a liquidation or distribution, and certain other events. Had the conversion taken place at December 31, 2007, each share would have been converted into 1.822 shares of common stock. Holders of preferred stock are entitled to cumulative annual cash dividends of $7 per share, payable quarterly. Upon liquidation of the company, each share of preferred stock is entitled to a liquidation preference before any distribution may be made on the company's common stock or any series of capital stock that is junior to the Series B preferred stock. In the event of a change in control of the company, holders of Series B preferred stock also have specified exchange rights into common stock of the company or into specified securities or property of another entity participating in the change in control transaction.

As of December 31, 2007, 10 million shares of preferred stock are authorized, of which 3.5 million shares designated as Series B preferred are issued and outstanding. No other shares of preferred stock are issued and outstanding.

Subsequent Event – On February 20, 2008, the company's Board of Directors approved the redemption of the Series B convertible preferred stock on April 4, 2008.

15. LITIGATION

U.S. Government Investigations and Claims – Departments and agencies of the U.S. Government have the authority to investigate various transactions and operations of the company, and the results of such investigations may lead to administrative, civil or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments or compensatory or treble damages. U.S. Government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. Government contracts or the loss of export privileges for a company or an operating division or subdivision. Suspension or debarment could have a material adverse effect on the company because of its reliance on government contracts.

As previously disclosed, in October 2005, the U.S. Department of Justice and a restricted U.S. Government customer apprised the company of potential substantial claims relating to certain microelectronic parts produced by the Space and Electronics Sector of former TRW Inc., now a component of the company. The relationship, if any, between the potential claims and a civil False Claims Act case that remains under seal in the U.S. District Court for the Central District of California remains unclear to the company. In the third quarter of 2006, the parties commenced settlement discussions. While the company continues to believe that it did not breach the contracts in question and that it acted appropriately in this matter, the company proposed to settle the claims and any associated matters and recognized a pre-tax charge of $112.5 million in the third quarter of 2006 to cover the cost of the settlement proposal and associated investigative costs. The company extended the offer in an effort to avoid litigation and in recognition of the value of the relationship with this customer. The U.S. Government has not accepted the settlement offer and has advised the company that if settlement is not reached it will pursue its claims through litigation. Because of the highly technical nature of the issues involved and their restricted status and because of the significant disagreement between the company and the U.S. Government as to the U.S. Government's theories of liability and damages (including a material difference between the U.S. Government's damage theories and the company's offer), final resolution of this matter could take a considerable amount of time, particularly if litigation should ensue. If the U.S. Government were to pursue litigation and were to be ultimately successful on its theories of liability and damages, which could be trebled under the Federal False Claims Act, the effect upon the company's consolidated financial position, results of operations, and cash flows would materially exceed the amount provided by the company. Based upon the information available to the company to date, the company believes that it has substantive defenses but can give no assurance that its views will prevail. Accordingly, the ultimate disposition of this matter cannot presently be determined.

As previously disclosed, on May 17, 2007, the U.S. Coast Guard issued a revocation of acceptance under the Deepwater Program for eight converted 123-foot patrol boats (the vessels) based on alleged "hull buckling and shaft alignment problems." By letter dated June 5, 2007, the Coast Guard stated that the revocation of acceptance also was based on alleged "nonconforming topside equipment" on the vessels. On August 13, 2007, the company submitted a response to the Coast Guard, maintaining that the revocation of acceptance was improper. In late December 2007, the Coast Guard responded to the company's August submittal and advised Integrated Coast Guard Systems (the contractors' joint venture for performing the Deepwater Program) that the Coast Guard is seeking $96.1 million from the Joint Venture as a result of the revocation of acceptance of the eight vessels delivered under the 123-foot conversion program. The majority of the costs associated with the 123-foot conversion effort are associated with the alleged structural deficiencies of the vessels which were converted under contracts with the company and with a subcontractor to the company. The letter is not a contracting officer's final decision and the company and its joint venture partner and subcontractor are preparing a response. Based upon the information available to the company to date, the company believes that it has substantive defenses but can give no assurance that its views will prevail.

Based upon the available information regarding matters that are subject to U.S. Government investigations, other than as set out above, the company believes, but can give no assurance, that the outcome of any such matters would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Litigation – Various claims and legal proceedings arise in the ordinary course of business and are pending against the company and its properties. Based upon the information available, the company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

As previously disclosed, the company was a defendant in litigation brought by Cogent Systems, Inc. (Cogent) in Los Angeles Superior Court in California on April 20, 2005, for unspecified damages for alleged unauthorized use of Cogent technology relating to fingerprint recognition. On September 10, 2007, the company and Cogent announced that they had reached an agreement to settle the litigation and settlement documents were executed in the fourth quarter of 2007. Under the terms of the agreement, the company agreed to pay Cogent $25 million to settle the litigation and $15 million for a non-exclusive license to use specified Cogent state-of-the-art automated fingerprint identification software in certain existing programs. Substantially all these amounts were charged to expense in 2007. The company and Cogent also agreed to enter into a five-year research and development, service and products agreement, under which the company must purchase from Cogent $20 million in new products and services over the term of the agreement.

As previously disclosed, the U.S. District Court for the Central District of California consolidated two separately filed Employee Retirement Income Security Act (ERISA) lawsuits, which the plaintiffs seek to have certified as class actions, into the In Re Northrop Grumman Corporation ERISA Litigation. On August 7, 2007, the Court denied plaintiffs' motion for class certification, and the plaintiffs appealed the Court's decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On October 11, 2007, the Ninth Circuit granted appellate review, which delayed the commencement of trial previously scheduled to begin January 22, 2008. The company believes, but can give no assurance, that the outcome of these matters would not have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Insurance Recovery – Property damage from Hurricane Katrina is covered by the company's comprehensive property insurance program. The insurance provider for coverage of property damage losses over $500 million, Factory Mutual Insurance Company (FM Global), has advised management of a disagreement regarding coverage for certain losses above $500 million. As a result, the company has taken legal action against the insurance provider as the company believes that its insurance policies are enforceable and intends to pursue all of its available rights and remedies. In August 2007, the district court in which the litigation is pending issued an order finding that the excess insurance policy provided coverage for the company's Katrina related loss. In November 2007, FM Global filed a notice of appeal of the district court's order. Based on the current status of the assessment and claim process, no assurances can be made as to the ultimate outcome of this matter.

Provisions for Legal & Investigative Matters – Litigation accruals are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The ultimate resolution of any exposure to the company may vary from earlier estimates as further facts and circumstances become known.

16. COMMITMENTS AND CONTINGENCIES

Contract Performance Contingencies – Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the company for matters such as contract changes, negotiated settlements, claims and requests for equitable adjustment for previously unanticipated contract costs. These estimates are based upon management's best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based on contractual entitlements and the probability of successful negotiation with the customer. As of December 31, 2007, the amounts related to the aforementioned items are not material individually or in the aggregate.

In April 2007, the company was notified by the prime contractor on the Wedgetail contract under the Multirole Electronic Scanned Array (MESA) program that it anticipates the prime contractor's delivery dates will be late and this could subject the prime contractor to liquidated damages from the customer. Should liquidated damages be assessed, the company would share in a proportionate amount of those damages to a maximum of approximately $40 million. As of December 31, 2007, the company has not been notified by the prime contractor as to any claim for liquidated damages. Until such time as additional information is available from the prime contractor, it is not possible to determine the impact to the consolidated financial statements, if any, for this matter.

Environmental Matters – In accordance with company policy on environmental remediation, the estimated cost to complete remediation has been accrued where it is probable that the company will incur such costs in the future to address environmental impacts at currently or formerly owned or leased operating facilities, or at sites where it has been named a Potentially Responsible Party (PRP) by the Environmental Protection Agency, or similarly designated by other environmental agencies. To assess the potential impact on the company's consolidated financial statements, management estimates the total reasonably possible remediation costs that could be incurred by the company, taking into account currently available facts on each site as well as the current state of technology and prior experience in remediating contaminated sites. These estimates are reviewed periodically and adjusted to reflect changes in facts and technical and legal circumstances. Management estimates that as of December 31, 2007, the range of reasonably possible future costs for environmental remediation sites is $186 million to $285 million, of which $223 million is accrued in other current liabilities. Factors that could result in changes to the company's estimates include: modification of planned remedial actions, increases or decreases in the estimated time required to remediate, discovery of more extensive contamination than anticipated, changes in laws and regulations affecting remediation requirements, and improvements in remediation technology. Should other PRPs not pay their allocable share of remediation costs, the company may have to incur costs in addition to those already estimated and accrued. Although management cannot predict whether new information gained as projects progress will materially affect the estimated liability accrued, management does not anticipate that future remediation expenditures will have a material adverse effect on the company's consolidated financial position, results of operations, or cash flows.

Co-Operative Agreements – In 2003, Ships executed agreements with the states of Mississippi and Louisiana whereby Ships leases facility improvements and equipment from Mississippi and from a non-profit economic development corporation in Louisiana in exchange for certain commitments by Ships to these states. As of December 31, 2007, Ships has fully met its obligations under the Mississippi agreement and has met all but one requirement under the Louisiana agreement. Failure by Ships to meet the remaining Louisiana commitment would result in reimbursement by Ships to Louisiana in accordance with the agreement. As of December 31, 2007, Ships expects that the remaining commitment under the Louisiana agreement will be met based on its most recent business plan.

Financial Arrangements – In the ordinary course of business, the company uses standby letters of credit and guarantees issued by commercial banks and surety bonds issued by insurance companies principally to guarantee the performance on certain contracts and to support the company's self-insured workers' compensation plans. At December 31, 2007, there were $439 million of unused stand-by letters of credit, $148 million of bank guarantees, and $538 million of surety bonds outstanding.

The company has also guaranteed a $200 million loan made to Ships in connection with the Gulf Opportunity Zone Industrial Revenue Bonds issued in December 2006. Under the loan agreement the company guaranteed

Ships' repayment of the principal and interest to the Trustee. The company also guaranteed payment of the principal and interest by the Trustee to the underlying bondholders. See Note 13.

Indemnifications – The company has retained certain warranty, environmental, income tax, and other potential liabilities in connection with certain divestitures. The settlement of these liabilities is not expected to have a material effect on the company's consolidated financial position, results of operations, or cash flows.

In May 2006, Goodrich Corporation (Goodrich) notified the company of its claims under indemnities assumed by the company in its December 2002 acquisition of TRW that related to the sale by TRW of its Aeronautical Systems business in October 2002. During the fourth quarter of 2007, the company reached a negotiated resolution with Goodrich and paid $18.5 million in complete release of these claims.

U.S. Government Claims – During the second quarter of 2006, the U.S. Government advised the company of claims and penalties concerning certain potential disallowed costs. The parties are engaged in discussions to enable the company to evaluate the merits of these claims as well as to assess the amounts being claimed. The company does not believe, but can give no assurance, that the outcome of any such matters would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Operating Leases – Rental expense for operating leases, excluding discontinued operations, was $585 million in 2007, $548 million in 2006, and $512 million in 2005. These amounts are net of immaterial amounts of sublease rental income. Minimum rental commitments under long-term noncancellable operating leases as of December 31, 2007, total approximately $2.1 billion, which are payable as follows: 2008 – $445 million; 2009 – $368 million; 2010 – $293 million; 2011 – $211 million; 2012 – $183 million; and thereafter – $565 million.

Related Party Transactions – For all periods presented, the company had no material related party transactions.

17. IMPACT FROM HURRICANE KATRINA

Background – In August 2005, the company's operations in the Gulf Coast area of the U.S. were significantly impacted by Hurricane Katrina and the company's shipyards in Louisiana and Mississippi sustained significant windstorm damage from the hurricane. As a result of the storm, the company has incurred costs to replace or repair destroyed or damaged assets, suffered losses under its contracts, and incurred substantial costs to clean up and recover its operations. As of the date of the storm, the company had a comprehensive insurance program that provided coverage for, among other things, property damage, business interruption impact on net profitability (referred to in this discussion generally as "lost profits"), and costs associated with clean-up and recovery.

Insurance Coverage Summary – The company's property insurance program at the time of loss was established in two layers of coverage. The primary layer of coverage was provided by a syndicate of leading insurers (the Primary Insurers) and covered losses up to $500 million. The excess (second) layer of coverage was provided by FM Global (the Secondary Insurer). This excess layer reimburses the company for losses above $500 million up to the policy limit of approximately $20 billion. The company has had prior experience with damage from storms and similar events and has had success in obtaining recovery from its insurers for covered damages. Based on its prior experience with processing insurance claims, the company has a well-defined process for developing, analyzing and preparing its claims for insurance recovery.

Accounting for Insurance Recoveries – The company makes various assessments and estimates in determining amounts to record as insurance recoveries, including ascertaining whether damages are covered by insurance and assessing the viability and financial well-being of its insurers. The company and its Primary Insurers reached an arrangement whereby the company submitted detailed requests for reimbursement of its clean-up, restoration and capital asset repair or replacement costs while its overall claim was in the process of being evaluated by the insurers. After such requests were reviewed, progress payments against the overall coverage limits were approved by the insurers. Based on prior experience with insurance recoveries, and in reliance on the acceptance by the insurers of the company's claim reimbursement process, the company recognized a receivable from the Primary Insurers as costs were incurred, and offset this receivable with progress payments as received.

In accordance with U.S. government cost accounting regulations affecting the majority of the company's contracts, the cost of insurance premiums for property damage and business interruption coverage, other than "coverage of profit," is an allowable cost that may be charged to long-term contracts. Because the majority of long-term contracts at the shipyards are flexibly-priced, the government customer would benefit from the majority of insurance recoveries in excess of the net book value of damaged assets and the costs for clean-up and recovery. In a similar manner, losses on property damage that are not recovered through insurance are required to be included in the company's overhead pools for allocation to long-term contracts under a systematic process. The company is currently in discussions with its government customers to determine an appropriate methodology to be used to account for these amounts for government contract purposes. The company anticipates that the ultimate outcome of such discussions will not have a material adverse effect on the consolidated financial statements.

The company has full entitlement to insurance recoveries related to lost profits; however, because of uncertainties concerning the ultimate determination of recoveries related to lost profits, in accordance with company policy no such amounts are recognized by the company until they are settled with the insurers. Furthermore, due to the uncertainties with respect to the company's disagreement with the Secondary Insurer, no receivables have been recognized by the company in the accompanying consolidated financial statements for insurance recoveries from the Secondary Insurer.

Insurance Claim – The company's Hurricane Katrina insurance claim is continually being evaluated based on actions to date and an assessment of remaining recovery scope. The company updated its assessment during the fourth quarter of 2007 and, as a result, the company's aggregate claim for insurance recovery as a result of Hurricane Katrina is estimated to be $1.1 billion, consisting of clean-up and restoration costs of $278 million, property damages (including the value of destroyed assets not replaced) and other capital expenditures of $492 million and lost profits of $318 million. Certain amounts within the overall claim are still in the process of being finalized and the overall value of the claim may change from these amounts.

In June 2007, the company reached a final agreement with all but one of its Primary Insurers under which the insurers agreed to pay their policy limits (less the policy deductible and certain other minor costs). As a result of the agreement regarding the claims from the first layer of coverage, the company received a total insurance recovery for damages to the shipyards of $466 million reflecting policy limits less certain minor costs. The company is continuing to seek recovery of its claim from the remaining insurer in the first layer that did not participate in the agreement. As a result of the agreement, the company received final cash payments totaling $113 million in the second quarter of 2007, of which $62 million has been attributed to the recovery of lost profits and has been included as an adjustment to cost of sales in the Ships segment in the consolidated statement of income. Cumulative proceeds from the agreement have also been used to fund $126 million in capital expenditures for assets fully or partially damaged by the storm and $278 million in clean-up and restoration costs. Insurance recoveries received to date have enabled the company to recover the entire net book value of $98 million of assets totally or partially destroyed by the storm. To the extent that the company is unsuccessful in receiving the full value of its remaining claim relating to capital assets, the company will be responsible for funding the capital expenditures necessary to operate its shipyards. Through December 31, 2007, the company has incurred capital expenditures totaling $310 million related to assets damaged by Hurricane Katrina.

The company expects that its residual claim will be resolved separately with the remaining insurers in each of its two layers of coverage, and the company has pursued the resolution of its claim with that understanding. The Secondary Insurer has denied coverage for substantial portions of the company's claim and the parties are presently in litigation to resolve this matter. In August 2007, the district court in which the litigation is pending issued an order finding that the excess insurance policy provided coverage for the company's Katrina related loss. The Secondary Insurer has appealed that decision and that appeal is still pending (see Note 15).

Aside from contract cost adjustments recognized immediately following the hurricane and the subsequent effects of lower contract margins thereafter resulting from hurricane related cost growth, delay and disruption to contracts-in-progress, no other Hurricane Katrina related losses have been, or are expected to be, experienced by the company.

18. RETIREMENT BENEFITS

Plan Descriptions

Pension Benefits – The company sponsors several defined benefit pension plans in the U.S. covering approximately 95 percent of its employees. Pension benefits for most employees are based on the employee's years of service and compensation. It is the policy of the company to fund at least the minimum amount required for all qualified plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into benefit trusts separate from the company. The pension benefit for most employees is based upon criteria whereby employees earn age and service points over their employment period. Ten of the company's 21 domestic qualified plans, which cover approximately 60 percent of all employees, were in a legally defined full-funding limitation status at December 31, 2007.

Defined Contribution Plans – The company also sponsors 401(k) defined contribution plans in which most employees are eligible to participate. Company contributions for most plans are based on a cash matching of employee contributions up to 4 percent of compensation. Certain hourly employees are covered under a target benefit plan. The company also participates in a multiemployer plan for certain of the company's union employees. The company's contributions to these plans for the years ended December 31, 2007, 2006, and 2005, were $294 million, $266 million and $248 million, respectively.

Non-U.S. Benefit Plans – The company sponsors several benefit plans for non-U.S. employees. These plans are designed to provide benefits appropriate to local practice and in accordance with local regulations. Some of these plans are funded using benefit trusts separate from the company.

Medical and Life Benefits – The company provides a portion of the costs for certain health care and life insurance benefits for a substantial number of its active and retired employees. Covered employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Qualifying dependents are also eligible for medical coverage. Approximately 65 percent of the company's current retirees participate in the medical plans. The company reserves the right to amend or terminate the plans at any time. In November 2006, the company adopted plan amendments and communicated to plan participants that it would cap the amount of its contributions to substantially all of its remaining post retirement medical and life benefit plans that were previously not subject to limits on the company's contributions.

In addition to a medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, conformance to a schedule of reasonable fees, the use of managed care providers, and maintenance of benefits with other plans. The plans also provide for a Medicare carve-out, and a maximum lifetime benefit of $2 million per covered individual. Subsequent to January 1, 2005 (or earlier at some segments), newly hired employees are not eligible for post employment medical and life benefits.

The effect of the Medicare prescription drug subsidy from the Medicare Prescription Drug, Improvement and Modernization Act of 2003 on the company's net periodic postretirement benefit cost for the years ended December 31, 2007, 2006 and 2005, was an increase of $3 million and a reduction of $26 million and $36 million, respectively. The reduction in the accumulated postretirement benefit obligation as a result of the subsidy is $38 million and $76 million as of December 31, 2007 and 2006, respectively, based on the impact of the subsidy on the eligible plans.

Summary Plan Results

The cost to the company of its retirement benefit plans in each of the three years ended December 31 is shown in the following table:

	Pension Benefits			Medical and Life Benefits		
$ in millions	**2007**	2006	2005	**2007**	2006	2005
Components of Net Periodic Benefit Cost						
Service cost	**$ 786**	$ 755	$ 675	**$ 52**	$ 69	$ 66
Interest cost	**1,250**	1,159	1,091	**164**	183	183
Expected return on plan assets	**(1,774)**	(1,572)	(1,468)	**(58)**	(52)	(49)
Amortization of						
Prior service cost (credit)	**40**	35	53	**(65)**	(16)	(1)
Net loss from previous years	**48**	91	59	**25**	31	27
Other	**2**					(13)
Net periodic benefit cost	**$ 352**	$ 468	$ 410	**$118**	$215	$213

The table below summarizes the 2007 changes of the components of unrecognized benefit plan costs:

$ in millions	Pension Benefits	Medical and Life Benefits	Total
Changes in Unrecognized Benefit Plan Costs			
Net actuarial gain	$(854)	$(90)	$(944)
Prior service cost (credit)	17	(3)	14
Amortization of			
Prior service (cost) credit	(40)	65	25
Net loss from previous years	(48)	(25)	(73)
Tax benefits related to above items	365	19	384
Changes in unrecognized benefit plan costs	$(560)	$(34)	$(594)

The following tables set forth the funded status and amounts recognized in the consolidated statements of financial position for the company's defined benefit pension and retiree health care and life insurance benefit plans. Pension benefits data include the qualified plans as well as 21 domestic unfunded non-qualified plans for benefits provided to directors, officers, and certain employees. The company uses a December 31 measurement date for all of its plans. Effective December 31, 2006, the company adopted SFAS No. 158, which requires the recognition of the funded status of a defined benefit pension or postretirement plan in the consolidated statements of financial position.

	Pension Benefits		Medical and Life Benefits	
$ in millions	**2007**	2006	**2007**	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$21,484**	$20,692	**$ 2,867**	$ 3,341
Service cost	**786**	755	**52**	69
Interest cost	**1,250**	1,159	**164**	183
Plan participants' contributions	**24**	29	**84**	88
Plan amendments	**18**	40	**(2)**	(464)
Actuarial gain	**(357)**	(119)	**(103)**	(64)
Benefits paid	**(1,157)**	(1,112)	**(250)**	(281)
Acquisitions, divestitures, transfers and other	**21**	40		(5)
Benefit obligation at end of year	**22,069**	21,484	**2,812**	2,867
Change in Plan Assets				
Fair value of plan assets at beginning of year	**21,407**	18,867	**880**	780
Gain on plan assets	**2,275**	2,444	**46**	95
Employer contributions	**342**	1,157	**191**	198
Plan participants' contributions	**24**	29	**84**	88
Benefits paid	**(1,157)**	(1,112)	**(250)**	(281)
Acquisitions, divestitures, transfers and other		22		
Fair value of plan assets at end of year	**22,891**	21,407	**951**	880
Funded status	**$ 822**	$ (77)	**$(1,861)**	$(1,987)
Amounts Recognized in the Consolidated Statements of Financial Position				
Non-current assets	**$ 2,033**	$ 1,303	**$ 47**	$ 46
Current liability	**(43)**	(41)	**(68)**	(70)
Non-current liability	**(1,168)**	(1,339)	**(1,840)**	(1,963)

The following table shows those amounts expected to be recognized in net periodic benefit cost in 2008:

$ in millions	Pension Benefits	Medical and Life Benefits
Amounts Expected to be Recognized in 2008 Net Periodic Benefit Cost		
Net loss	$25	$ 22
Prior service cost (credit)	40	(65)

The accumulated benefit obligation for all defined benefit pension plans was $20.1 billion and $19.4 billion at December 31, 2007 and 2006, respectively.

$ in millions	Pension Benefits 2007	Pension Benefits 2006	Medical and Life Benefits 2007	Medical and Life Benefits 2006
Amounts Recorded in Accumulated Other Comprehensive Loss				
Net actuarial loss	**$(975)**	(1,877)	**$(429)**	(545)
Prior service cost and net transition obligation	**(254)**	(277)	**452**	515
Income tax benefits related to above items	**479**	890	**(9)**	10
Unamortized benefit plan costs	**$(750)**	(1,264)	**$ 14**	(20)

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

$ in millions	December 31, 2007	December 31, 2006
Projected benefit obligation	**$1,772**	$2,055
Accumulated benefit obligation	**1,407**	1,601
Fair value of plan assets	**722**	946

The amounts previously disclosed for projected benefit obligation, accumulated benefit obligation and fair value of plan assets as of December 31, 2006 of $768 million, $639 million, and $115 million, respectively, were revised to appropriately include 15 additional plans for which the accumulated benefit obligations exceeded the fair value of plan assets.

Plan Assumptions

On a weighted-average basis, the following assumptions were used to determine the benefit obligations and the net periodic benefit cost:

	Pension Benefits 2007	Pension Benefits 2006	Medical and Life Benefits 2007	Medical and Life Benefits 2006
Assumptions Used to Determine Benefit Obligation at December 31				
Discount rate	**6.22%**	5.97%	**6.12%**	5.91%
Rate of compensation increase	**4.25%**	4.25%		
Initial health care cost trend rate assumed for the next year			**8.00%**	8.75%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate			**2012**	2010
Assumptions Used to Determine Benefit Cost for the Year Ended December 31				
Discount rate	**5.97%**	5.71%	**5.91%**	5.67%
Expected long-term return on plan assets	**8.50%**	8.50%	**6.75%**	6.75%
Rate of compensation increase	**4.25%**	4.00%		
Initial health care cost trend rate assumed for the next year			**8.75%**	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate			**2010**	2010

The discount rate is determined by calculating, for the most significant plans, the weighted-average yield available on a portfolio of appropriately-rated corporate bonds whose proceeds match the expected benefit payment stream from the plan.

The assumptions used for pension benefits are consistent with those used for retiree medical and life insurance benefits. The long-term rate of return on plan assets used for the medical and life benefits are reduced to allow for the impact of tax on expected returns as, unlike the pension trust, the earnings of certain VEBA trusts are taxable.

Through consultation with investment advisors, expected long-term returns for each of the plans' strategic asset classes were developed. Several factors were considered, including survey of investment managers' expectations, current market data such as yields/price-earnings ratios, and historical market returns over long periods. Using policy target allocation percentages and the asset class expected returns, a weighted-average expected return was calculated.

In 2007, the company changed the year to reach the ultimate trend rate from 2010 to 2012. Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the initial through the ultimate health care cost trend rates would have the following effects:

$ in millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Increase (Decrease) From Change In Health Care Cost Trend Rates To		
Postretirement benefit expense	$ 9	$ (9)
Postretirement benefit liability	85	(91)

Plan Assets and Investment Policy

Weighted-average asset allocations at December 31 by asset category are as follows:

	Pension Plan Assets		Medical and Life Benefits Plan Assets	
	2007	2006	**2007**	2006
Equity securities	**48%**	57%	**74%**	74%
Debt securities	**34**	31	**20**	22
Real estate	**6**	4	**2**	1
Other	**12**	8	**4**	3
Total	**100%**	100%	**100%**	100%

Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long term. The investment goals are (1) to exceed the assumed actuarial rate of return over the long term within reasonable and prudent levels of risk, and (2) to preserve the real purchasing power of assets to meet future obligations. Liability studies are conducted on a regular basis to provide guidance in setting investment goals with an objective to balance risk. Risk targets are established and monitored against acceptable ranges.

All investment policies and procedures are designed to ensure that the plans' investments are in compliance with ERISA. Guidelines are established defining permitted investments within each asset class. Derivatives are used for transitioning assets, asset class rebalancing, managing currency risk, and for management of fixed income and alternative investments. The investment policies for most of the pension plans require that the asset allocation be maintained within the following ranges:

	Asset Allocation Ranges
U.S. equity	30 – 40%
International equity	15 – 25
Long bonds	25 – 35
Real estate and other	10 – 20

At December 31, 2007, and 2006, plan assets included investments with non-readily determinable fair values, comprised primarily of real estate, private equity investments, and hedge funds, totaling $4.1 billion and $2.7 billion, respectively. For these assets, estimates of fair value are determined using the best information available. At December 31, 2007, and 2006, the pension and health and welfare trusts did not hold any Northrop Grumman common stock.

In 2008, the company expects to contribute the required minimum funding level of approximately $121 million to its pension plans and approximately $201 million to its other postretirement benefit plans. During 2007 and 2006, the company made voluntary pension contributions of $200 million and $800 million, respectively.

It is not expected that any assets will be returned to the company from the benefit plans during 2008.

Benefit Payments

The following table reflects estimated future benefit payments, based upon the same assumptions used to measure the benefit obligation, and includes expected future employee service, as of December 31, 2007:

	Pension Plans	Medical and Life Plans	
$ in millions	Benefit Payments	Benefit Payments	Subsidy receipts
Year Ending December 31			
2008	$1,176	$ 215	$11
2009	1,224	221	10
2010	1,281	227	9
2011	1,344	232	8
2012	1,410	234	9
2013 through 2017	8,189	1,233	46

19. STOCK COMPENSATION PLANS

Plan Descriptions

At December 31, 2007, Northrop Grumman had stock-based compensation awards outstanding under the following plans: the 2001 Long-Term Incentive Stock Plan (2001 LTISP), the 1993 Long-Term Incentive Stock Plan (1993 LTISP), both applicable to employees, and the 1993 Stock Plan for Non-Employee Directors (1993 SPND) and 1995 Stock Plan for Non-Employee Directors (1995 SPND) as amended. All of these plans were approved by the company's shareholders. The company has historically issued new shares to satisfy award grants.

Employee Plans – The 2001 LTISP and the 1993 LTISP permit grants to key employees of three general types of stock incentive awards: Stock Options, Stock Appreciation Rights (SARs), and Stock Awards. Each Stock Option grant is made with an exercise price either at the closing price of the stock on the date of grant (market options) or at a premium over the closing price of the stock on the date of grant (premium options). Stock Options generally vest in 25 percent increments over four years from the grant date under the 2001 LTISP and in years two to five under the 1993 LTISP, and grants outstanding expire ten years after the grant date. No SARs have been granted under either of the LTISPs. Stock Awards, in the form of restricted performance stock rights and restricted stock rights, are granted to key employees without payment to the company. Under the 2001 LTISP, recipients of restricted performance stock rights earn shares of stock, based on financial metrics determined by the Board of Directors in accordance with the plan. If the objectives have not been met at the end of the applicable performance period, up to 100 percent of the original grant for the eight highest compensated employees and up to 70 percent of the original grant for all other recipients will be forfeited. If the financial metrics are met or exceeded during the performance period, all recipients can earn up to 150 percent of the original grant. Beginning in 2007, all members of the Corporate Policy Council could forfeit up to 100 percent of the original 2007 grant, and all recipients could earn up to 200 percent of the original 2007 grant. Restricted stock rights issued under either plan generally vest after three years. Termination of employment can result in forfeiture of some or all of the benefits extended. Of the 50 million shares approved for issuance under the 2001 LTISP, approximately 17 million shares were available for future grants as of December 31, 2007.

Non-Employee Plans – Under the 1993 SPND, half of the retainer fee earned by each director must be deferred into a stock unit account. In addition, directors may defer payment of all or part of the remaining retainer fee, which is placed in a stock unit account until the conclusion of board service. The 1995 SPND provided for annual stock option grants. Effective June 1, 2005, no new grants have been issued from this plan. The 1995 SPND was amended in May 2007 to permit payment of the stock unit portion of the retainer fee described above. Each grant of stock options under the 1995 SPND was made at the closing market price on the date of the grant, was immediately exercisable, and expires ten years after the grant date. At December 31, 2007, approximately 318,000 shares were available for future grants under the 1995 SPND and 25,442 shares were available for future use under the 1993 SPND.

Adoption of New Standard

Prior to January 1, 2006, the company applied Accounting Principles Board Opinion No. 25 – *Accounting for Stock Issued to Employees* and related interpretations in accounting for awards made under the company's stock-based compensation plans. Stock Options granted under the plans had an exercise price equal to or greater than the market value of the common stock on the date of the grant, and accordingly, no compensation expense was recognized. Stock Awards were valued at their fair market value measured at the date of grant, updated periodically using the mark-to-market method, and compensation expense was recognized over the vesting period of the award.

Effective January 1, 2006, the company adopted the provisions of SFAS No. 123R – *Share-Based Payment* (SFAS No. 123R), using the modified-prospective transition method. Under this transition method, compensation expense recognized during the year ended December 31, 2006, included: (a) compensation expense for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 – *Accounting for Stock-Based Compensation* (SFAS No. 123), and (b) compensation expense for all share-based awards granted or modified on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. In accordance with the modified-prospective transition method, results for prior periods have not been restated. All of the company's stock award plans are considered equity plans under SFAS No. 123R, and compensation expense recognized as previously described is net of estimated forfeitures of share-based awards over the vesting period. The effect of adopting SFAS No. 123R was not material to the company's income from continuing operations and net income for the year ended December 31, 2006, and the cumulative effect of adoption using the modified-prospective transition method was similarly not material.

Compensation Expense

Total stock-based compensation for the years ended December 31, 2007, 2006, and 2005, was $196 million, $202 million, and $180 million, respectively, of which $12 million, $11 million, and $4 million related to Stock Options and $184 million, $191 million, and $176 million related to Stock Awards, respectively. Tax benefits recognized in the consolidated statements of income for stock-based compensation during the years ended December 31, 2007, 2006, and 2005, were $77 million, $71 million, and $63 million, respectively. In addition, the company realized tax benefits of $60 million from the exercise of Stock Options and $78 million from the issuance of Stock Awards in 2007.

Effective January 1, 2006, compensation expense for restricted performance stock rights is estimated based on the grant date fair value and recognized over the vesting period. The fixed 30 percent minimum distribution portion for all but the eight highest compensated employees, and all but the Corporate Policy Council members for 2007 forward, is measured at the grant date fair value and the variable portion is adjusted to the expected distribution at the end of each accounting period. Compensation expense for restricted stock rights is measured at the grant date fair value and recognized over the vesting period.

Stock Options

The fair value of each of the company's Stock Option awards is estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the company's Stock Option awards is expensed on a straight-line basis over the vesting period of the options, which is generally four years. Expected volatility is based on an average of (1) historical volatility of the company's stock and (2) implied volatility from traded options on the company's stock. The risk-free rate for periods within the contractual life of the Stock Option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. The company uses historical data to estimate forfeitures. The expected term of awards granted is derived from historical experience under the company's stock-based compensation plans and represents the period of time that awards granted are expected to be outstanding.

The significant weighted-average assumptions relating to the valuation of the company's Stock Options for the years ended December 31, 2007, 2006, and 2005, was as follows:

	2007	2006	2005
Dividend yield	**2.0%**	1.6%	1.8%
Volatility rate	**20%**	25%	28%
Risk-free interest rate	**4.6%**	4.6%	4.0%
Expected option life (years)	**6**	6	6

The weighted-average grant date fair value of Stock Options granted during the years ended December 31, 2007, 2006, and 2005, was $15, $17, and $15 per share, respectively.

Stock Option activity for the year ended December 31, 2007, was as follows:

	Shares Under Option (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value ($ in millions)
Outstanding at January 1, 2007	19,888	$49	5.0 years	$367
Granted	902	73		
Exercised	(5,879)	49		
Cancelled and forfeited	(28)	43		
Outstanding at December 31, 2007	**14,883**	**$51**	**4.6 years**	**$416**
Vested and expected to vest in the future at December 31, 2007	14,820	$51	4.6 years	$415
Exercisable at December 31, 2007	13,320	$49	4.1 years	$398
Available for grant at December 31, 2007	11,978			

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $153 million, $149 million, and $50 million, respectively. Intrinsic value is measured using the fair market value at the date of exercise (for options exercised) or at December 31, 2007 (for outstanding options), less the applicable exercise price.

Stock Awards – Compensation expense for Stock Awards is measured at the grant date based on fair value and recognized over the vesting period. The fair value of Stock Awards is determined based on the closing market price of the company's common stock on the grant date. For purposes of measuring compensation expense, the amount of shares ultimately expected to vest is estimated at each reporting date based on management's expectations regarding the relevant performance criteria. In the table below, the share adjustment resulting from the final performance measure is considered granted in the period that the related grant is vested. During the year ended December 31, 2007, 2.6 million shares of common stock were issued to employees in settlement of prior year Stock Awards that were fully vested, with a total value upon issuance of $199 million and a grant date fair value of $125 million. In 2008, an additional 2.9 million shares of common stock will be issued to employees that were vested in 2007, with a grant date fair value of $155 million. During the year ended December 31, 2006, 2.4 million shares of common stock were issued to employees in settlement of prior year stock awards that were fully vested, with a total value upon issuance of $143 million and a grant date fair value of $133 million. During the year ended December 31, 2005, 1.9 million shares were issued to employees in settlement of prior year Stock Awards that were fully vested, with a total value upon issuance of $104 million and a grant date fair value of $77 million. There were 4.2 million and 2.3 million Stock Awards granted for the years ended December 31, 2006, and 2005 with a weighted-average grant date fair value of $63 and $54 per share, respectively.

Stock Award activity for the year ended December 31, 2007, was as follows:

	Stock Awards (in thousands)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2007	7,364	$57	1.3 years
Granted (including performance adjustment on shares vested)	3,584	63	
Vested	(5,520)	50	
Forfeited	(284)	63	
Outstanding at December 31, 2007	**5,144**	**$67**	**1.3 years**
Available for grant at December 31, 2007	5,142		

Unrecognized Compensation Expense – At December 31, 2007, there was $199 million of unrecognized compensation expense related to unvested awards granted under the company's stock-based compensation plans, of which $17 million relates to Stock Options and $182 million relates to Stock Awards. These amounts are expected to be charged to expense over a weighted-average period of 1.4 years.

Pro-forma Compensation Expense – Had compensation expense for the year ended December 31, 2005, been determined based on the fair value at the grant dates for Stock Awards and Stock Options, consistent with SFAS No. 123, net income, basic earnings per share, and diluted earnings per share would have been as shown in the table below:

$ in millions, except per share	Year ended December 31, 2005
Net income as reported	$1,400
Stock-based compensation, net of tax, included in net income as reported	117
Stock-based compensation, net of tax, that would have been included in net income, if the fair value method had been applied to all awards	(196)
Pro-forma net income using the fair value method	$1,321
Basic Earnings Per Share	
As reported	$ 3.93
Pro-forma	$ 3.71
Diluted Earnings Per Share	
As reported	$ 3.85
Pro-forma	$ 3.64

20. UNAUDITED SELECTED QUARTERLY DATA

Unaudited quarterly financial results are set forth in the following tables. The financial results for all periods presented have been revised to reflect the various business dispositions that occurred during the 2006 and 2007 fiscal years (see note 5 for further details). The company's common stock is traded on the New York Stock Exchange (trading symbol NOC). This unaudited quarterly information is labeled using a calendar convention; that is, first quarter is consistently labeled as ended on March 31, second quarter as ended on June 30, and third quarter as ended on September 30. It is the company's long-standing practice to establish actual interim closing dates using a "fiscal" calendar, which requires the businesses to close their books on a Friday, in order to normalize the potentially disruptive effects of quarterly closings on business processes. The effects of this practice only exist within a reporting year.

2007

$ in millions, except per share	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Sales and service revenues	$7,340	$7,926	$7,928	$8,824
Operating margin	685	754	807	760
Income from continuing operations	390	466	490	457
Net income	387	460	489	454
Basic earnings per share from continuing operations	1.13	1.36	1.44	1.35
Basic earnings per share	1.12	1.34	1.44	1.34
Diluted earnings per share from continuing operations	1.11	1.33	1.41	1.32
Diluted earnings per share	1.10	1.31	1.41	1.31

Significant 2007 Fourth Quarter Events – In the fourth quarter of 2007, the company's Board of Directors authorized the repurchase of up to $2.5 billion of its outstanding common stock and the company made a voluntary pre-funding payment to the company's pension plans of $200 million.

2006

$ in millions, except per share	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Sales and service revenues	$7,075	$7,596	$7,429	$8,013
Operating margin	606	686	549	623
Income from continuing operations	363	445	308	457
Net income	357	430	302	453
Basic earnings per share from continuing operations	1.06	1.29	.89	1.32
Basic earnings per share	1.04	1.25	.88	1.31
Diluted earnings per share from continuing operations	1.03	1.27	.88	1.29
Diluted earnings per share	1.02	1.23	.86	1.28

Significant 2006 Fourth Quarter Events – In the fourth quarter of 2006, the company's Board of Directors authorized the repurchase of up to $1.0 billion of its outstanding common stock. During the quarter, the company made a voluntary pre-funding payment to the company's pension plans of $800 million. The company recorded pre-tax forward loss provisions of $42 million for the Wedgetail contract and $19 million for the Peace Eagle contract (both under the Multi-Role Electronically Scanned Array program) in the Electronics segment. The company also sold its remaining shares of TRW Auto for $209 million for a pre-tax gain of $111 million and entered into a definitive agreement to acquire Essex Corporation for approximately $590 million, including the assumption of debt totaling $23 million and estimated transaction costs of $14 million. In November the company repaid its senior notes, totaling $690 million. Also during the fourth quarter the company incurred debt related to the Gulf Opportunity Zone Industrial Revenue Bonds of $200 million, bearing interest at 4.55%, due December 1, 2028, with early redemption on or after December 1, 2016.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No information is required in response to this item.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The company's principal executive officer (Chairman and Chief Executive Officer) and principal financial officer (Corporate Vice President and Chief Financial Officer) have evaluated the company's disclosure controls and procedures as of December 31, 2007, and have concluded that these controls and procedures are effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 (15 USC § 78a et seq) is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2007, no change occurred in the company's internal control over financial reporting that materially affected, or is likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information

No information is required in response to this item.

NORTHROP GRUMMAN CORPORATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Northrop Grumman Corporation (the company) prepared and is responsible for the consolidated financial statements and all related financial information contained in this Annual Report. This responsibility includes establishing and maintaining effective internal control over financial reporting. The company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

To comply with the requirements of Section 404 of the Sarbanes – Oxley Act of 2002, the company designed and implemented a structured and comprehensive assessment process to evaluate its internal control over financial reporting across the enterprise. The assessment of the effectiveness of the company's internal control over financial reporting was based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors its internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that the company's internal control over financial reporting is effective as of December 31, 2007.

Deloitte & Touche LLP issued an attestation report dated February 20, 2008, concerning the company's internal control over financial reporting, which is contained in this Annual Report. The company's consolidated financial statements as of and for the year ended December 31, 2007, have been audited by the independent registered public accounting firm of Deloitte & Touche LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Ronald D. Sugar
Chairman and Chief Executive Officer

/s/ James F. Palmer
Corporate Vice President and Chief Financial Officer

February 20, 2008

NORTHROP GRUMMAN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
Northrop Grumman Corporation
Los Angeles, California

We have audited the internal control over financial reporting of Northrop Grumman Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 20, 2008 expressed an unqualified opinion on those financial statements and the financial statement schedule and included an explanatory paragraph regarding the company's adoption of a new accounting standard.

/s/ Deloitte & Touche LLP
Los Angeles, California
February 20, 2008

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Directors

The information as to Directors will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the company's fiscal year.

Executive Officers

The following individuals were the executive officers of the company as of February 20, 2008:

Name	Age	Office Held	Since	Prior Business Experience (Last Five Years)
Ronald D. Sugar	59	Chairman and Chief Executive Officer	2006	Chairman, Chief Executive Officer and President (2003-2006); Prior to April 2003, Chief Executive Officer and President; President and Chief Operating Officer (2001-2003)
Jerry B. Agee	64	Corporate Vice President and President, Mission Systems Sector	2005	Vice President and Deputy Sector President, Mission Systems Sector (2004-2005); Prior to June 2004, Vice President and General Manager, Systems-Missile Defense, Mission Systems Sector (2002-2004)
Wesley G. Bush	46	President and Chief Operating Officer	2007	President and Chief Financial Officer (2006-2007); Prior to March 2007, Corporate Vice President and Chief Financial Officer (2005-2006); Corporate Vice President and President, Space Technology Sector (2003-2005); Corporate Vice President of Northrop Grumman Corporation (2002-2003)
James L. Cameron	50	Corporate Vice President and President, Technical Services Sector	2006	Vice President and General Manager of Defensive and Navigation Systems Divisions, Electronic Systems Sector (2005); Prior to February 2005, Vice President and General Manager, Defensive Systems Division, Electronic Systems Sector (2003-2005); President, ITT Systems Defense Group (2000-2003)
Gary W. Ervin	50	Corporate Vice President and President, Integrated Systems Sector	2008	Corporate Vice President (2007); Prior to September 2007, Vice President, Western Region, Integrated Systems Sector (2005-2007); Vice President, Air Combat Systems, Integrated Systems Sector (2002-2005)
Kenneth N. Heintz	61	Corporate Vice President, Controller and Chief Accounting Officer	2005	Independent Financial Consultant (2004-2005); Prior to June 2004, Corporate Vice President, Hughes Electronics Corporation (now The DIRECTV Group, Inc. (2000-2004))
Robert W. Helm	56	Corporate Vice President, Business Development and Government Relations	1994	

Name	Age	Office Held	Since	Prior Business Experience (Last Five Years)
Alexis C. Livanos	59	Corporate Vice President and President, Space Technology Sector	2005	Vice President and General Manager of Systems Development and Technology and Space Sensors Divisions, and Vice President and General Manager of Navigation and Space Sensors Division, Electronics Sector (2003-2005); Prior to February 2003, Executive Vice President, Boeing Satellite Systems (2000-2003)
Linda A. Mills	58	Corporate Vice President and President, Information Technology Sector	2008	President of the Civilian Agencies business group, Information Technology Sector (2007-January 2008); Prior to February 2007, Vice President for Operations and Processes, Information Technology Sector (2005-2007); Vice President, Mission Assurance/Six Sigma, Mission Systems Sector (2003-2005)
Rosanne P. O'Brien	64	Corporate Vice President, Communications	2000	
James R. O'Neill	54	Corporate Vice President	2008	Corporate Vice President and President, Information Technology Sector (2004-January 2008); Prior to May 2004, President, TASC, Inc. (2002-2004)
James F. Palmer	58	Corporate Vice President and Chief Financial Officer	2007	Executive Vice President and Chief Financial Officer, Visteon Corporation (2004-2007); Prior to June 2004, Senior Vice President, The Boeing Company and President, Boeing Capital Corporation (2000-2004)
C. Michael Petters	48	Corporate Vice President and President, Northrop Grumman Shipbuilding Sector	2008	Corporate Vice President and President, Newport News Sector (2004-January 2008); Prior to November 2004, Vice President, Human Resources, Administration and Trades, Newport News Sector (2001-2004)
James F. Pitts	56	Corporate Vice President and President, Electronics Sector	2005	Vice President and General Manager of Aerospace Systems Division, Electronics Sector (2001-2005)
Mark Rabinowitz	46	Corporate Vice President and Treasurer	2007	Vice President and Assistant Treasurer (2006-2007); Prior to June 2006, Corporate Director and Assistant Treasurer, Banking and Capital Markets (2003-2006)
Scott J. Seymour	57	Corporate Vice President	2008	Corporate Vice President and President, Integrated Systems Sector (2002-2007)
Philip A. Teel	59	Corporate Vice President and Sector President-Elect, Mission Systems Sector	2008	Corporate Vice President and President, Ship Systems Sector (2005- January 2008); Prior to July 2005, Vice President, Airborne Early Warning & Electronic Warfare Systems, Integrated Systems Sector (2000-2005)
W. Burks Terry	57	Corporate Vice President and General Counsel	2000	

Name	Age	Office Held	Since	Prior Business Experience (Last Five Years)
Ian V. Ziskin	49	Corporate Vice President and Chief Human Resources and Administrative Officer	2006	Corporate Vice President, Human Resources and Leadership Strategy (2003-2005); Prior to June 2003, President and Founder, Executive Excellence Group (2002-2003)

Audit Committee Financial Expert

The information as to the Audit Committee and the Audit Committee Financial Expert will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the company's fiscal year.

Code of Ethics

The company has adopted Standards of Business Conduct for all of its employees, including the principal executive officer, principal financial officer and principal accounting officer. The Standards of Business Conduct can be found on the company's internet web site at www.northropgrumman.com under "Investor Relations – Corporate Governance – Overview."

The web site and information contained on it or incorporated in it are not intended to be incorporated in this Annual Report on Form 10-K or other filings with the Securities Exchange Commission.

Item 11. Executive Compensation

Information concerning Executive Compensation, including information concerning Compensation Committed Interlocks and Insider Participation and Compensation Committee Report, will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the company's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information as to Securities Authorized for Issuance Under Equity Compensation Plans and Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the company's fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information as to Certain Relationships and Related Transactions, and Director Independence will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed within 120 days after the end of the company's fiscal year.

Item 14. Principal Accountant Fees and Services

The information as to principal accountant fees and services will be incorporated herein by reference to the Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed within 120 days after the end of the company's fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) 1. Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

Financial Statements
Consolidated Statements of Income
Consolidated Statements of Financial Position

Consolidated Statements of Comprehensive Income
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Shareholders' Equity
Notes to Consolidated Financial Statements

2. Financial Statement Schedule
Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted either because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Exhibits

3(a)	Restated Certificate of Incorporation of Northrop Grumman Corporation effective May 18, 2006 (incorporated by reference to Exhibit 3.1 to Form 8-K dated May 16, 2006 and filed May 19, 2006)
3(b)	Bylaws of Northrop Grumman Corporation, as amended February 9, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K dated February 9, 2007 and filed February 13, 2007)
4(a)	Registration Rights Agreement dated as of January 23, 2001, by and among Northrop Grumman Systems Corporation, Northrop Grumman Corporation and Unitrin, Inc. (incorporated by reference to Exhibit(d)(6) to Amendment No. 4 to Schedule TO filed January 31, 2001)
4(b)	Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Northrop Grumman Corporation (incorporated by reference to Exhibit C to the Definitive Proxy Statement on Schedule 14A filed April 13, 2001)
4(c)	Indenture dated as of October 15, 1994, between Northrop Grumman Systems Corporation and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee (incorporated by reference to Exhibit 4.1 to Form 8-K dated October 20, 1994, and filed October 25, 1994)
4(d)	Form of Officer's Certificate (without exhibits) establishing the terms of Northrop Grumman Systems Corporation's 7.75 percent Debentures due 2016 and 7.875 percent Debentures due 2026 (incorporated by reference to Exhibit 4-3 to Form S-4 Registration Statement No. 333-02653 filed April 19, 1996)
4(e)	Form of Northrop Grumman Systems Corporation's 7.75 percent Debentures due 2016 (incorporated by reference to Exhibit 4-5 to Form S-4 Registration Statement No. 333-02653 filed April 19, 1996)
4(f)	Form of Northrop Grumman Systems Corporation's 7.875 percent Debentures due 2026 (incorporated by reference to Exhibit 4-6 to Form S-4 Registration Statement No. 333-02653 filed April 19, 1996)
4(g)	Form of Officers' Certificate establishing the terms of Northrop Grumman Systems Corporation's 7.125 percent Notes due 2011 and 7.75 percent Debentures due 2031 (incorporated by reference to Exhibit 10.9 to Form 8-K dated and filed April 17, 2001)
4(h)	Indenture dated as of April 13, 1998, between Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and The Bank of New York, as trustee, under which its 6.75 percent Senior Debentures due 2018 were issued (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Litton Industries, Inc. for the quarter ended April 30, 1998, and filed June 15, 1998)
4(i)	Supplemental Indenture with respect to Indenture dated April 13, 1998, dated as of April 3, 2001, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.5 to Form 10-Q for the quarter ended March 31, 2001, filed May 10, 2001)

4(j)	Supplemental Indenture with respect to Indenture dated April 13, 1998, dated as of December 20, 2002, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4(q) to Form 10-K for the year ended December 31, 2002, filed March 24, 2003)
4(k)	Senior Indenture dated as of December 15, 1991, between Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) and The Bank of New York, as trustee, under which its 7.75 percent and 6.98 percent debentures due 2026 and 2036 were issued and specimens of such debentures (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Litton Industries, Inc. for the quarter ended April 30, 1996, filed June 11, 1996)
4(l)	Supplemental Indenture with respect to Indenture dated December 15, 1991, dated as of April 3, 2001, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.7 to Form 10-Q for the quarter ended March 31, 2001, filed May 10, 2001)
4(m)	Supplemental Indenture with respect to Indenture dated December 15, 1991, dated as of December 20, 2002, among Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation), Northrop Grumman Corporation, Northrop Grumman Systems Corporation and The Bank of New York, as trustee (incorporated by reference to Exhibit 4(t) to Form 10-K for the year ended December 31, 2002, filed March 24, 2003)
4(n)	Form of Exchange Security for the $400,000,000 8 percent senior notes due 2009 of Litton Industries, Inc. (predecessor-in-interest to Northrop Grumman Systems Corporation) (incorporated by reference to Exhibit 4.3 to the Form 10-Q of Litton Industries, Inc. for the quarter ended April 30, 2000, filed June 9, 2000)
4(o)	Indenture between TRW Inc. (now named Northrop Grumman Space & Mission Systems Corp.) and The Chase Manhattan Bank, as successor Trustee, dated as of May 1, 1986 (incorporated by reference to Exhibit 2 to the Form 8-A Registration Statement of TRW Inc. dated July 3, 1986)
4(p)	First Supplemental Indenture between TRW Inc. (now named Northrop Grumman Space & Mission Systems Corp.) and The Chase Manhattan Bank, as successor Trustee, dated as of August 24, 1989 (incorporated by reference to Exhibit 4(b) to Form S-3 Registration Statement No. 33-30350 of TRW Inc.)
4(q)	Fourth Supplemental Indenture between TRW Inc. (now named Northrop Grumman Space & Mission Systems Corp.) and The Chase Manhattan Bank, as successor Trustee, dated as of June 2, 1999 (incorporated by reference to Exhibit 4(e) to Form S-4 Registration Statement No. 333-83227 of TRW Inc. filed July 20, 1999)
4(r)	Fifth Supplemental Indenture between TRW Inc. (now named Northrop Grumman Space & Mission Systems Corp.) and The Chase Manhattan Bank, as successor Trustee, dated as of June 2, 1999 (incorporated by reference to Exhibit 4(f) to Form S-4 Registration Statement No. 333-83227 of TRW Inc. filed July 20, 1999)
10(a)	Form of Amended and Restated Credit Agreement dated as of August 10, 2007, among Northrop Grumman Corporation, as Borrower; Northrop Grumman Systems Corporation and Northrop Grumman Space & Mission Systems Corp., as Guarantors; the Lenders party thereto; JPMorgan Chase Bank, N.A., as Payment Agent, an Issuing Bank, Swingline Lender and Administrative Agent; Credit Suisse, as Administrative Agent; Citicorp USA, Inc., as Syndication Agent; Deutsche Bank Securities Inc. and The Royal Bank of Scotland PLC, as Documentation Agents; and BNP Paribas as Co-Documentation Agent (incorporated by reference to Exhibit 10.1 to Form 8-K dated and filed August 13, 2007)
10(b)	Form of Guarantee dated as of April 3, 2001, by Northrop Grumman Corporation of the indenture indebtedness issued by the former Litton Industries, Inc. (incorporated by reference to Exhibit 10.10 to Form 8-K dated and filed April 17, 2001)

10(c) Form of Guarantee dated as of April 3, 2001, by Northrop Grumman Corporation of Northrop Grumman Systems Corporation indenture indebtedness (incorporated by reference to Exhibit 10.11 to Form 8-K dated and filed April 17, 2001)

10(d) Form of Guarantee dated as of March 27, 2003, by Northrop Grumman Corporation, as Guarantor, in favor of JP Morgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, of certain debt securities of Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.) (incorporated by reference to Exhibit 4.2 to Form 10-Q for the quarter ended March 31, 2003, filed May 14, 2003)

10(e) Form of Guarantee dated as of January 9, 2003, by Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.) of Northrop Grumman Systems Corporation indenture indebtedness (incorporated by reference to Exhibit 10(qq) to Form 10-K for the year ended December 31, 2002, filed March 24, 2003)

10(f) Northrop Grumman 1993 Long-Term Incentive Stock Plan, as amended and restated (incorporated by reference to Exhibit 4.1 to Form S-8 Registration Statement No. 333-68003 filed November 25, 1998)

*10(g) Northrop Grumman Corporation 1993 Stock Plan for Non-Employee Directors (as Amended and Restated January 1, 2008)

10(h) Northrop Grumman Corporation 1995 Stock Plan for Non-Employee Directors, as Amended as of May 16, 2007 (incorporated by reference to Exhibit A to Schedule 14A filed April 12, 2007)

*10(i) Northrop Grumman 2001 Long-Term Incentive Stock Plan (As amended September 17, 2003) (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2003, filed November 6, 2003), as amended by First Amendment to the Northrop Grumman 2001 Long-Term Incentive Stock Plan dated December 19, 2007

- (i) Form of Notice of Non-Qualified Grant of Stock Options and Option Agreement (incorporated by reference to Exhibit 10.5 to Form S-4 Registration Statement No. 333-83672 filed March 4, 2002)
- (ii) Form of Restricted Performance Stock Rights Agreement (officer), as amended May 16, 2005, applicable to 2005 Restricted Performance Stock Rights (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2005, filed July 28, 2005)
- (iii) Form of Agreement for 2005 Stock Options (officer) (incorporated by reference to Exhibit 10(d)(v) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
- (iv) Form of letter from Northrop Grumman Corporation regarding Stock Option and RPSR Retirement Enhancement (incorporated by reference to Exhibit 10.2 to Form 8-K dated March 14, 2005 and filed March 15, 2005)
- (v) Form of Restricted Performance Stock Rights Agreement (non-officer), as amended May 16, 2005, applicable to 2005 Restricted Performance Stock Rights (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2005, filed July 28, 2005)
- *(vi) Form of Restricted Performance Stock Rights Agreement applicable to 2006 Restricted Performance Stock Rights, as amended
- (vii) Form of Agreement for 2006 Stock Options (officer) (incorporated by reference to Exhibit 10(d)(viii) to Form 10-K for the year ended December 31, 2005, filed February 17, 2006)
- *(viii) Form of Restricted Stock Rights Agreement applicable to 2006 Restricted Stock Rights, as amended
- *(ix) 2006 CPC Incentive Restricted Stock Rights Agreement of Wesley G. Bush dated May 16, 2006, as amended

	(x)	2006 CPC Incentive Restricted Stock Rights Agreement of Scott J. Seymour dated May 16, 2006 (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2006, filed July 27, 2006)
	*(xi)	Form of Restricted Performance Stock Rights Agreement, applicable to 2007 Restricted Performance Stock Rights, as amended
	(xii)	Form of Agreement for 2007 Stock Options (officers) (incorporated by reference to Exhibit 10(2)(ii) to Form 10-Q for the quarter ended March 31, 2007, filed April 24, 2007)
	*(xiii)	Terms and Conditions Applicable to Special 2007 Restricted Stock Rights Granted to James F. Palmer dated March 12, 2007, as amended
*10(j)	Northrop Grumman Supplemental Plan 2 (Amended and Restated Effective as of January 1, 2005)	
	*(i)	Appendix A: Northrop Supplemental Retirement Income Program for Senior Executives (Amended and Restated Effective as of January 1, 2005)
	(ii)	Appendix B: ERISA Supplemental Program 2 as amended and restated effective October 1, 2004 (incorporated by reference to Exhibit 10(j)(ii) of Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
	*(iii)	Appendix F: CPC Supplemental Executive Retirement Program (Amended and Restated Effective as of January 1, 2005)
	*(iv)	Appendix G: Officers Supplemental Executive Retirement Program (Amended and Restated Effective as of January 1, 2005)
*10(k)	Northrop Grumman ERISA Supplemental Plan (Amended and Restated Effective as of January 1, 2005)	
*10(l)	Northrop Grumman Supplementary Retirement Income Plan (formerly TRW Supplementary Retirement Income Plan) (Amended and Restated Effective January 1, 2005)	
*10(m)	Northrop Grumman Electronic Systems Executive Pension Plan (Amended and Restated Effective as of January 1, 2005)	
10(n)	Northrop Grumman Corporation March 2004 Change-in-Control Severance Plan (incorporated by reference to Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2003, filed November 6, 2003)	
10(o)	Form of Northrop Grumman Corporation March 2004 Special Agreement (relating to severance program for change in control) (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2003, filed November 6, 2003)	
*10(p)	Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation As amended and restated effective January 1, 2008	
*10(q)	Northrop Grumman Corporation Non-Employee Directors Equity Participation Plan, as Amended and Restated January 1, 2008	
10(r)	Non-Employee Director Compensation Term Sheet, effective October 24, 2007 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2007, filed October 24, 2007)	
10(s)	Form of Indemnification Agreement between Northrop Grumman Corporation and its directors and executive officers (incorporated by reference to Exhibit 10.39 to Form S-4 Registration Statement No. 333-83672 filed March 4, 2002)	
*10(t)	Northrop Grumman Deferred Compensation Plan (Amended and Restated Effective as of January 1, 2005)	
*10(u)	The 2002 Incentive Compensation Plan of Northrop Grumman Corporation, As amended and restated effective as of January 1, 2008	
*10(v)	Northrop Grumman 2006 Annual Incentive Plan and Incentive Compensation Plan (for Non-Section 162(m) Officers), as amended and restated effective January 1, 2008	

*10(w)	Northrop Grumman Savings Excess Plan (Amended and Restated Effective as of January 1, 2005)
10(x)	Employment Agreement dated February 19, 2003, between Northrop Grumman Corporation and Dr. Ronald D. Sugar (incorporated by reference to Exhibit 10(nn) to Form 10-K for the year ended December 31, 2002, filed March 24, 2003)
10(y)	Employment Agreement between Dr. Ronald D. Sugar and Northrop Grumman Corporation dated September 19, 2001 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2001, filed November 5, 2001)
10(z)	Letter Agreement dated June 21, 2000, between Litton Industries, Inc. and Ronald D. Sugar (incorporated by reference to Exhibit 10.1 to Form 8-K of Litton Industries, Inc. ("LII") dated and filed June 22, 2000), and Letter Agreement dated December 21, 2000, between Northrop Grumman Corporation and Ronald D. Sugar (incorporated by reference to Exhibit 99(e)(7) to Schedule 14D-9 of LII filed January 5, 2001), as amended by Amendment dated January 31, 2001, between Northrop Grumman Corporation and Ronald D. Sugar (incorporated by reference to Exhibit 99(e)(16) to Amendment No. 3 to Schedule 14D-9 of LII filed February 1, 2001)
*10(aa)	Litton Industries, Inc. Restoration Plan 2 (Amended and Restated Effective as of January 1, 2005)
*10(bb)	Litton Industries, Inc. Restoration Plan (Amended and Restated Effective as of January 1, 2005)
10(cc)	Litton Industries, Inc. Supplemental Executive Retirement Plan as amended and restated effective October 1, 2004 (incorporated by reference to Exhibit 10(ee) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
10(dd)	Northrop Grumman Corporation Supplemental Retirement Replacement Plan (Effective March 12, 2007) for James F. Palmer (incorporated by reference to Exhibit 10(2) to Form 10-Q for the quarter ended June 30, 2007, filed July 24, 2007)
10(ee)	Northrop Grumman Corporation Special Officer Retiree Medical Plan (As Amended and Restated Effective April 1, 2007) (incorporated by reference to Exhibit 10(5) to Form 10-Q for the quarter ended March 31, 2007, filed April 24, 2007)
10(ff)	Executive Life Insurance Policy (incorporated by reference to Exhibit 10(gg) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
10(gg)	Executive Accidental Death, Dismemberment and Plegia Insurance Policy (incorporated by reference to Exhibit 10(hh) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
10(hh)	Executive Long-Term Disability Insurance Policy (incorporated by reference to Exhibit 10(ii) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
10(ii)	Executive Dental Insurance Policy Group Numbers 5134 and 5135 (incorporated by reference to Exhibit 10(m) to Form 10-K for the year ended December 31, 1995, filed February 22, 1996)
10(jj)	Group Personal Excess Liability Policy (incorporated by reference to Exhibit 10(ll) to Form 10-K for the year ended December 31, 2004, filed March 4, 2005)
10(kk)	Northrop Grumman Executive Medical Plan Benefit Matrix effective July 1, 2006 (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2006, filed July 27, 2006)
10(ll)	Retirement Transition Agreement dated October 2, 2007 between Northrop Grumman Corporation and Scott J. Seymour (incorporated by reference to Exhibit 10.1 to Form 8-K dated and filed October 5, 2007)
10(mm)	Consultant Contract dated October 5, 2007 between Northrop Grumman Corporation and Scott J. Seymour (incorporated by reference to Exhibit 10.2 to Form 8-K dated and filed October 5, 2007)

10(nn)	Offering letter dated February 1, 2007 from Northrop Grumman Corporation to James F. Palmer relating to position of Corporate Vice President and Chief Financial Officer (incorporated by reference to Exhibit 10(3) to Form 10-Q for the quarter ended March 31, 2007, filed April 24, 2007)
*21	Subsidiaries
*23	Consent of Independent Registered Public Accounting Firm
*24	Power of Attorney
*31.1	Rule 13a-15(e)/15d-15(e) Certification of Ronald D. Sugar (Section 302 of the Sarbanes-Oxley Act of 2002)
*31.2	Rule 13a-15(e)/15d-15(e) Certification of James F. Palmer (Section 302 of the Sarbanes-Oxley Act of 2002)
**32.1	Certification of Ronald D. Sugar pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
**32.2	Certification of James F. Palmer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with this Report

** Furnished with this Report

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 20th day of February 2008.

NORTHROP GRUMMAN CORPORATION

By: **/s/ Kenneth N. Heintz**

Kenneth N. Heintz
Corporate Vice President, Controller, and
Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on behalf of the registrant this the 20th day of February 2007, by the following persons and in the capacities indicated.

Signature	Title
Ronald D. Sugar*	Chairman and Chief Executive Officer (Principal Executive Officer), and Director
James F. Palmer*	Corporate Vice President and Chief Financial Officer (Principal Financial Officer)
Lewis W. Coleman*	Director
Vic Fazio*	Director
Donald E. Felsinger*	Director
Stephen Frank*	Director
Phillip Frost*	Director
Charles R. Larson*	Director
Richard B. Myers*	Director
Phillip A. Odeen*	Director
Aulana L. Peters*	Director
Kevin W. Sharer*	Director

*By: **/s/ Stephen D. Yslas**

Stephen D. Yslas
Corporate Vice President, Secretary,
and Deputy General Counsel
Attorney-in-Fact
pursuant to a power of attorney

NORTHROP GRUMMAN CORPORATION

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Description	Balance at Beginning of Period	Additions At Cost	Changes – Add (Deduct)	Balance at End of Period
Year ended December 31, 2005				
Reserves and allowances deducted[(1)] from asset accounts:				
Allowances for doubtful amounts	$ 264	$ 56	$ (97)	$ 223
Valuation allowance on deferred tax assets	1,375		(36)	1,339
Year ended December 31, 2006				
Reserves and allowances deducted[(1)] from asset accounts:				
Allowances for doubtful amounts	$ 223	$171	$ (86)	$ 308
Valuation allowance on deferred tax assets	1,339		(39)	1,300
Year ended December 31, 2007				
Reserves and allowances deducted[(1)] from asset accounts:				
Allowances for doubtful amounts	$ 308	$124	$(146)	$ 286
Valuation allowance on deferred tax assets	1,300	3	(711)	592

(1) Uncollectible amounts written off, net of recoveries.

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NORTHROP GRUMMAN

April 21, 2008

Dear Fellow Stockholder:

On behalf of the Board of Directors, I cordially invite you to attend Northrop Grumman Corporation's 2008 Annual Meeting of Stockholders. This year's meeting will be held Wednesday, May 21, 2008 at the Company's Space Technology operating sector, located in Redondo Beach, California. Please note that we will begin the meeting at 8:00 a.m. Pacific Daylight Time. I look forward to personally greeting those of you who are able to attend the meeting. If you are unable to join us in person, the meeting will be Web-cast through the Northrop Grumman Web site at www.northropgrumman.com.

At this meeting, stockholders will vote on matters set forth in the accompanying notice of Annual Meeting and Proxy Statement. I will also provide a report on our Company and will entertain questions of general interest to the stockholders.

Your vote is important. Please review the instructions on the proxy or voting instruction card. Whether or not you plan to attend the annual meeting, I hope you will vote as soon as possible. You may vote over the Internet, by telephone, or by mailing a proxy or voting instruction card.

One of our Company's current directors, Philip A. Odeen, will not stand for re-election due to the Company's policy that directors retire at the Annual Meeting following his or her 72nd birthday. Phil joined the Board in 2003 following the TRW acquisition and has made many significant contributions to our Company. On behalf of the entire Board, I offer my sincere thanks for his years of dedicated service.

Thank you for your continued interest in Northrop Grumman Corporation.

Sincerely,

Ronald D. Sugar
Chairman and Chief Executive Officer

NORTHROP GRUMMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

NOTICE

The Annual Meeting of Stockholders of Northrop Grumman Corporation (the "Company") will be held on Wednesday, May 21, 2008 at 8:00 a.m. Pacific Daylight Time at the Space Technology Presentation Center, One Space Park, Redondo Beach, California 90278.

Stockholders of record at the close of business on March 25, 2008 are entitled to vote at the Annual Meeting. The following items are on the agenda:

(1) Election of eleven directors, each for a one-year term expiring in 2009;

(2) Proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for fiscal year ending December 31, 2008;

(3) Proposal to approve performance criteria for the Northrop Grumman 2001 Long-Term Incentive Stock Plan;

(4) Three stockholder proposals included and discussed in the accompanying Proxy Statement;

(5) Other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

By order of the Board of Directors,

Stephen D. Yslas
Corporate Vice President, Secretary and Deputy General Counsel

1840 Century Park East
Los Angeles, California 90067

April 21, 2008

IMPORTANT

To assure your representation at the Annual Meeting, please sign, date and return the enclosed proxy card for which a return envelope is provided. No postage is required if mailed in the United States.

You may also submit a proxy by telephone or over the Internet. For instructions on submitting an electronic proxy please see page 2 of this Proxy Statement or the proxy card.

TABLE OF CONTENTS

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PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is issued in connection with solicitation of the enclosed proxy by the Board of Directors (the "Board") of Northrop Grumman Corporation (the "Company" or "Northrop Grumman") for use at the Company's 2008 Annual Meeting of Stockholders (the "Annual Meeting"). The Company's principal office is located at 1840 Century Park East, Los Angeles, California, 90067. This proxy material will be sent to stockholders beginning approximately April 21, 2008.

Outstanding Voting Securities

On March 25, 2008 there were 342,657,004 shares of the Company's common stock, par value $1.00 per share ("Common Stock"), outstanding. Holders of record at the close of business on that date are entitled to vote at the Annual Meeting. Each share is entitled to one vote.

Voting at the Meeting or by Proxy

Shares represented by a properly executed proxy in the accompanying form will be voted at the meeting in accordance with the stockholder's instructions. If no instructions are given, the shares will be voted according to the Board of Directors' recommendations. Therefore, if no instructions are given, the persons named on the card will vote FOR Proposal One to elect the eleven director nominees listed under "Election of Directors", FOR Proposal Two to ratify the appointment of Deloitte & Touche LLP as auditors of the Company for the year ending December 31, 2008, FOR Proposal Three to approve the performance criteria for the Northrop Grumman 2001 Long-Term Incentive Stock Plan, AGAINST Proposal Four, the stockholder proposal concerning foreign military sales, AGAINST Proposal Five, the stockholder proposal regarding a vote on executive compensation, and AGAINST Proposal Six, the stockholder proposal regarding tax gross-up payments. If shares are held on an individual's behalf under any of the Company Savings Plans, the proxy serves to provide confidential instructions to the plan Trustee or Voting Manager who then votes the shares. In addition, the instructions given by plan participants who return their proxies will serve as instructions to the Trustee or Voting Manager with respect to shares held on behalf of those participants from whom no proxies are received. Under these instructions, the applicable Trustee or Voting Manager will vote the respective plan shares in the same proportion as shares held under the plan for which voting directions have been received, unless contrary to ERISA. Participants are treated as "named fiduciaries" under ERISA when directing the Trustee or Voting Manager on the voting of shares.

A stockholder who executes a proxy/voting instruction may revoke it at any time before its exercise by delivering a written notice of revocation to the Corporate Secretary or by signing and delivering another proxy that is dated later. A stockholder attending the meeting in person may revoke the proxy/voting instruction by giving notice of revocation to an inspector of election at the meeting or voting at the meeting. If any other matters are properly brought before the meeting, the enclosed proxy/voting instruction card gives discretionary authority to the persons named on the card to vote the shares in their best judgment.

With respect to the election of directors, stockholders may vote for, against, or abstain in regards to each nominee. With respect to each other proposal, stockholders may vote in favor of the proposal or against the proposal, or abstain from voting.

For the election of directors, a nominee shall be elected if the votes cast "for" his or her election exceed the votes cast "against" his or her election. For each other proposal submitted for stockholder action at the meeting, a proposal will be adopted by the stockholders only if the votes cast "for" the proposal exceed the votes cast "against" the proposal. Abstentions will not have any effect on the outcome of a nominee's election as director or on the outcome of any other proposal submitted for stockholder approval at the meeting.

Brokers who hold shares of Common Stock for the accounts of their clients may vote such shares either as directed by their clients or in their own discretion if permitted by the stock exchange or other organization of which they are members. Members of the New York Stock Exchange ("NYSE") are permitted to vote their clients' proxies in their own discretion as to the election of directors if the clients have not furnished voting instructions within ten days of the meeting. Certain proposals other than the election of directors are "non-discretionary" and brokers who have received no instructions from their clients do not have discretion to vote on those items. When a broker votes a client's shares on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes". There are no broker non-votes on the election of directors (Proposal One). Broker non-votes will not have an effect on the ratification of auditors (Proposal Two), the approval of performance criteria for the 2001 Long-Term Incentive Stock Plan (Proposal Three) or any of the stockholder proposals (Proposals Four, Five and Six).

The presence in person or by proxy of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast shall constitute a quorum at the Annual Meeting. Both abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum.

Voting by Telephone or on the Internet

Registered stockholders and participants in the Company Savings Plans may grant a proxy for their shares over the telephone or on the Internet. The law of Delaware, under which the Company is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspectors of election can determine that such proxy was authorized by the stockholder. The procedures available to registered stockholders to permit them to grant proxies for voting at the Annual Meeting are designed to authenticate each stockholder, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

Registered stockholders and plan participants may go to www.edocumentview.com/noc to view the Proxy Statement and Annual Report on the Internet. Registered stockholders and plan participants may vote on the Internet, as well as view the documents, by logging on to www.envisionreports.com/noc and following the instructions given. Any registered stockholder or plan participant using a touch-tone telephone may also grant a proxy by calling 800-652-VOTE (800-652-8683) (toll-free) and following the recorded instructions.

Most beneficial owners whose stock is held in street name receive voting instruction forms from their banks, brokers or other agents, rather than the Company's proxy/voting instruction card. Beneficial owners may also be able to grant a proxy by telephone or the Internet. They should follow the instructions on the form they receive from their bank, broker, or other agent. Beneficial owners may view the Proxy Statement and Annual Report on the Internet by logging on to http://ww3.ics.adp.com/streetlink/noc.

The method used to grant a proxy will not limit a stockholder's right to attend or vote at the Annual Meeting.

VOTING SECURITIES

Stock Ownership of Certain Beneficial Owners

On December 31, 2007, there were 337,846,174 shares of the Company's Common Stock outstanding. The following entities beneficially owned, to the Company's knowledge, more than five percent of the outstanding Common Stock as of December 31, 2007:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
State Street Bank and Trust Company One Lincoln Street, Boston, MA 02111	32,713,329 shares(a)	9.68%
Capital World Investors 333 South Hope Street, Los Angeles, CA 90071	30,499,940 shares(b)	9.03%
AXA Financial Inc. 1290 Avenue of the Americas, New York, NY 10104	29,103,972 shares(c)	8.61%
Barclay's Global Investors, NA 45 Fremont Street, San Francisco, CA 94105	17,514,279 shares(d)	5.18%

(a) This information was provided by State Street Bank and Trust Company ("State Street") in a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on February 12, 2008. According to State Street, as of December 31, 2007, State Street had sole voting power over 10,764,525 shares, shared voting power over 21,948,804 shares and shared dispositive power over 32,713,329 shares. This total includes 21,948,804 shares held in the Defined Contributions Master Trust for the Northrop Grumman Savings Plan and the Northrop Grumman Financial Security and Savings Program for which State Street acts as a trustee.

(b) This information was provided by Capital World Investors, a division of Capital Research and Management Company, in a Schedule 13G filed with the SEC on February 11, 2008. According to Capital World Investors, as of December 31, 2007, Capital World Investors had sole dispositive power over 30,499,940 shares and sole voting power over 1,216,700 shares.

(c) This information was provided by AXA Financial Inc. ("AXA") in a Schedule 13G filed with the SEC on February 14, 2008. According to AXA, as of December 31, 2007, AXA had sole voting power over 21,051,244 shares, shared voting power over 3,254,113 shares and sole dispositive power over 29,103,972 shares.

(d) This information was provided by Barclays Global Investors, NA ("Barclays") in a Schedule 13G filed with the SEC on February 6, 2008. According to Barclays, as of December 31, 2007, Barclays had sole voting power over 14,796,045 shares and sole dispositive power over 17,514,279 shares.

Stock Ownership of Officers and Directors

The following table shows beneficial ownership (as defined by applicable rules for proxy statement reporting purposes) of the Company's Common Stock as of March 25, 2008 by each director and nominee, by the Chief Executive Officer, the Chief Financial Officer, and the other four most highly compensated executive officers as of December 31, 2007 (collectively, the "Named Executive Officers") and all directors and executive officers as a group. Together these individuals own less than 1% of the outstanding Common Stock. Unless otherwise indicated, each individual has sole investment power and sole voting power with respect to the shares owned by such person. No family relationship exists between any of the directors, nominees or executive officers of the Company.

	Shares of Common Stock Beneficially Owned	Share Equivalents(1)	Options Exercisable Within 60 Days
Non-Employee Directors and Director Nominee			
Lewis W. Coleman	7,572	9,465	15,000
Thomas B. Fargo(2)	0	0	0
Victor H. Fazio	1,919	12,915	6,000
Donald E. Felsinger	0	1,402	0
Stephen E. Frank	1,000	3,535	0
Phillip Frost	53,352(3)	7,240	24,000
Charles R. Larson	3,919(4)	4,560	9,000
Richard B. Myers	0	2,765	0
Philip A. Odeen	31,926(5)	4,177	9,000
Aulana L. Peters	12,929	5,932	18,000
Kevin W. Sharer	2,995	9,493	6,000
Named Executive Officers			
Ronald D. Sugar(6)	353,996(7)	0	873,500
Wesley G. Bush	99,523(8)	4,381	199,964
James F. Palmer	0	0	10,000
Scott J. Seymour	64,209	1,169	157,599
James R. O'Neill	32,773	0	93,000
Jerry B. Agee	27,490	5,491	86,252
Directors and Executive Officers as a Group (31 persons)	980,775(9)	91,676	2,301,602

(1) Share equivalents for directors represent non-voting deferred stock units acquired under the 1993 Stock Plan for Non-Employee Directors ("1993 Directors Plan") some of which are paid out in shares of Common Stock at the conclusion of a director-specified deferral period, and others are paid out upon termination of the director's service on the Board of Directors. The Named Executive Officers hold share equivalents with pass-through voting rights in the Northrop Grumman Savings Plan.

(2) Admiral Fargo is standing for election for the first time.

(3) 41,922 shares are held in the Frost Gamma Investments Trust of which Dr. Frost is trustee.

(4) 1,236 shares are held by Admiral Larson's spouse in The Sarah E. Larson Revocable Trust of which Mrs. Larson is a trustee.

(5) 4,286 shares are held in the Odeen Charitable Retirement Unitary Trust of which Mr. Odeen is trustee.

(6) Dr. Sugar is also Chairman of the Board.

(7) 190,288 shares are held in the The Sugar Family Trust of which Dr. Sugar is trustee.

(8) The shares are held in the W.G. and N.F. Bush Family Trust of which Mr. Bush and his wife are trustees.

(9) Includes 1,090 shares held by an executive officer in a living trust.

PROPOSAL ONE: ELECTION OF DIRECTORS

At the 2008 Annual Meeting of Stockholders all directors will be elected for a term expiring at the next annual meeting held after their election to that term.

Unless instructed otherwise, the persons named in the accompanying proxy will vote the shares represented by such proxy for the election of the eleven director nominees listed in the table below. Each of the eleven director nominees has consented to serve, and the Board does not know of any reason why any of them would be unable to serve. If a nominee becomes unavailable or unable to serve before the Annual Meeting (for example, due to serious illness), the Board can either reduce its size or designate a substitute nominee. If any nominee becomes unavailable for election to the Board of Directors, an event which is not anticipated, the persons named as proxies have full discretion and authority to vote or refrain from voting for any other nominee in accordance with their judgment.

The following information, furnished with respect to each of the eleven nominees for election, is obtained from the Company's records or from information furnished directly by the individual to the Company. All the nominees with the exception of Admiral Fargo are presently serving on the Board of Directors and all nominees will be elected for a one year term. Pursuant to the Company's mandatory retirement policy for directors, Mr. Odeen will retire at the 2008 Annual Meeting.

The Nominating and Corporate Governance Committee engaged an independent search firm to assist the Committee in identifying and evaluating additional candidates for the Board. The search firm regularly evaluates a number of possible candidates and presents them to the Nominating and Corporate Governance Committee. Admiral Fargo, who is standing for election by the stockholders for the first time, was initially brought to the attention of the Committee by several non-management members of the Board. Based on the Nominating and Corporate Governance Committee's evaluation of the candidate and its recommendation to the Board, the Board recommended that Admiral Fargo be nominated to stand for election at the 2008 Annual Meeting of Stockholders.

Nominees for Director



LEWIS W. COLEMAN, 66.
President and Chief Financial Officer, DreamWorks Animation SKG, a film animation studio.

Director since 2001

Mr. Lewis W. Coleman has been the President of DreamWorks Animation since December 2005 and Chief Financial Officer since March 2007. Previously he was the President of the Gordon and Betty Moore Foundation from its founding in November 2000 to December 2004. Prior to that, Mr. Coleman was employed by Banc of America Securities, formerly known as Montgomery Securities where he was a Senior Managing Director from 1995 to 1998 and Chairman from 1998 to 2000. Before he joined Montgomery Securities, Mr. Coleman spent ten years at the Bank of America and Bank of America Corporation where he was successively the Senior Credit Officer in The World Banking Group, Head of Global Capital Markets, Head of the World Banking Group, and Vice Chairman of the Board and Chief Financial Officer. He spent the previous thirteen years at Wells Fargo Bank where his positions included Head of International Banking, Chief Personnel Officer and Chairman of the Credit Policy Committee. Mr. Coleman currently serves as a director of DreamWorks Animation. He also serves on several private company and civic boards.



VICTOR H. FAZIO, 65.
Senior Advisor, Akin Gump Strauss Hauer & Feld LLP, a law firm.

Director since 2000

Mr. Victor H. Fazio was named Senior Advisor at Akin Gump Strauss Hauer & Feld LLP in May 2005 after serving as senior partner at Clark & Weinstock since 1999. Prior to that Mr. Fazio was a Member of Congress for 20 years representing California's third congressional district. During that time he served as a member of the Armed Services, Budget and Ethics Committees and was a member of the House Appropriations Committee where he served as Subcommittee Chair or ranking member for 18 years. Mr. Fazio was a member of the elected Leadership in the House from 1989-1998 including four years as Chair of his Party's Caucus, the third ranking position. From 1975 to 1978, Mr. Fazio served in the California Assembly and was a member of the staff of the California Assembly Speaker from 1971 to 1975. He is a member of the board of directors of various private companies and non-profit organizations including the American Political Science Association, the Energy Future Coalition, the Campaign Finance Institute, the Center for Responsible Federal Budget and California Institute, and the U.S. Capitol Historical Society. Mr. Fazio serves as a member of the Board of Governors of the American Stock Exchange.



THOMAS B. FARGO, 59.
Admiral, United States Navy (Ret.). President, Trex Enterprises Corporation, a technology company.

Nominee for director

Admiral Thomas B. Fargo, USN (Ret.), has served as President of Trex Enterprises Corporation since March 2005. He also serves as Chairman and Chief Executive Officer of Loea Corporation, a high-bandwidth wireless communications company, and as Chairman of Sago Systems, Inc, a defense and homeland security company, which are both subsidiaries of Trex Enterprises. Admiral Fargo served as Commander of the U.S. Pacific Command leading the largest unified command while directing the joint operations of the Army, Navy, Marine Corps and Air Force from May 2002 until his retirement from the United States Navy in March 2005. His 35 years of service included six tours in Washington, D.C. in addition to five commands in the Pacific, Indian Ocean, and Middle East, which included Commander-in-Chief of the U.S. Pacific Fifth Fleet and Naval Forces of the Central Command. Admiral Fargo serves on the Boards of Directors for Hawaiian Electric Industries, Hawaiian Airlines and USAA. He also serves on the Board of Directors of the Japan-America Society of Hawaii, the I'olani School Board of Governors, and the Hawaii Pacific University Board of Trustees, and he is the National Vice Chairman of the Pearl Harbor Memorial Fund.



DONALD E. FELSINGER, 60.
Chairman and Chief Executive Officer, Sempra Energy, an energy services holding company.

Director since 2007

Mr. Donald E. Felsinger is Chairman of the Board of Directors and Chief Executive Officer of Sempra Energy, a position he has held since February 1, 2006. Beginning in January 2005, Mr. Felsinger was President and Chief Operating Officer of Sempra Energy and a member of the board of directors, and from 1998 through 2004, he was Group President and Chief Executive Officer of Sempra Global. Prior to the merger that formed Sempra Energy he served as President and Chief Operating Officer of Enova Corporation, the parent company of

San Diego Gas & Electric (SDG&E). Prior positions included President and Chief Executive Officer of SDG&E, Executive Vice President of Enova Corporation, and Executive Vice President of SDG&E. Mr. Felsinger is a member of The Conference Board and the California Business Roundtable.



STEPHEN E. FRANK, 66.
Former Chairman, President and Chief Executive Officer, Southern California Edison, an electric utility company.

Director since 2005

Mr. Stephen E. Frank served as Chairman, President and Chief Executive Officer of Southern California Edison from 1995 until his retirement in January 2002. During this time he served on the boards of directors of that company and its parent, Edison International. Prior to joining Southern California Edison in 1995, Mr. Frank was President and Chief Operating Officer of Florida Power and Light Company as well as a director of FPL Group, the parent company. He also has served as Executive Vice President and Chief Financial Officer of TRW Inc., as well as Vice President, Controller, and Treasurer of GTE Corporation. His earlier career included financial and sales management positions with U.S. Steel Corporation. He earned a bachelor's degree from Dartmouth College and an MBA in finance from the University of Michigan. He also completed the Advanced Management Program at Harvard Business School. Mr. Frank serves on the board of directors of Washington Mutual, Inc., Puget Energy, Inc., and AEGIS Insurance Services Limited. He also serves as a board member of the Los Angeles Philharmonic Association and the Reno Philharmonic Association.



PHILLIP FROST, 71.
Vice Chairman of the Board and Chief Executive Officer, Opko Health, Inc., a specialty pharmaceutical company.

Director since 1996

Dr. Phillip Frost presently serves as Chairman of the Board and Chief Executive Officer of Opko Health, Inc., a specialty pharmaceutical company. He has served as Vice Chairman of the Board of Directors of Teva Pharmaceutical Industries, Ltd. ("Teva") since January 2006 when Teva acquired IVAX Corporation. He had served as the Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation from 1987 to 2006. Dr. Frost is also Chairman of the Board of Ladenburg Thalmann & Co. and a director of Continucare Corporation and Modigene Inc. He also served as a director of Castle Brands and Cellular Technical Services and Protalix Bio Therapeutics, Inc. until 2007. Dr. Frost served as Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1990 and was Chairman of the Board of Key Pharmaceuticals, Inc. from 1972 to 1986. He is a Trustee of the University of Miami, Trustee of the Scripps Research Institute, a Regent of the Smithsonian Institute, and is Vice Chairman of the Board of Governors of the American Stock Exchange.



CHARLES R. LARSON, 71.
Admiral, United States Navy (Ret.).

Director since 2002

Admiral Charles R. Larson has served as a consultant on defense, foreign policy and education issues to government and industry since retiring from the United States Navy in 1998. He served as commander in the Pacific from 1991 to 1994, where he was responsible for 350,000 personnel and the readiness of all U.S. forces in the theater. He was the first naval officer selected to be a White House Fellow and also served as Naval Aide to the President of the United States. He was Superintendent of the U.S. Naval Academy, first from 1983 to 1986, and again from 1994 to 1998. During his naval career as a qualified nuclear engineer, he had several years experience in naval and commercial shipyards, including submarine construction and reactor defueling. His decorations include the Defense Distinguished Service Medal and seven Navy Distinguished Service Medals. Admiral Larson is a director of Esterline Technologies Corporation and Edge Technologies, Inc. He is also Chairman of the Board of the U.S. Naval Academy Foundation, Chairman of Via Global LLC, and a trustee of the Anne Arundel Health Systems, Inc.



RICHARD B. MYERS, 66.
General, United States Air Force (Ret.). Former Chairman of the Joint Chiefs of Staff.

Director since 2006

General Richard B. Myers retired from his position as the fifteenth Chairman of the Joint Chiefs of Staff on September 30, 2005 after serving in that position for four years. In this capacity, he served as the principal military advisor to the President, the Secretary of Defense, and the National Security Council. Prior to becoming Chairman, he served as Vice Chairman of the Joint Chiefs of Staff from March 2000 to September 2001. As the Vice Chairman, General Myers served as the Chairman of the Joint Requirements Oversight Council, Vice Chairman of the Defense Acquisition Board, and as a member of the National Security Council Deputies Committee and the Nuclear Weapons Council. During his military career, General Myers' commands included Commander in Chief, North American Aerospace Defense Command and U.S. Space Command; Commander, Air Force Space Command; Commander Pacific Air Forces; and Commander of U.S. Forces Japan and 5th Air Force at Yokota Air Base, Japan. General Myers is a director of Deere & Company, United Technologies, and Aon Corp. He is Foundation Professor of Military History and Leadership at Kansas State University and occupies the Colin L. Powell Chair of Ethics, Leadership and Character at National Defense University.



AULANA L. PETERS, 66.
Retired Partner, Gibson, Dunn & Crutcher, a law firm.

Director since 1992

Ms. Aulana L. Peters is a retired partner of the law firm of Gibson, Dunn & Crutcher where she was a partner from 1980 to 1984 and 1988 to December 2000. From 1984 to 1988, she served as a Commissioner of the Securities and Exchange Commission. From January 2001 to April 2002, Ms. Peters served as a member of the Public Oversight Board of the American Institute of Certified Public Accountants. Ms. Peters has also served as a member of the Financial Accounting Standards Board Steering Committee for its Financial Reporting Project and as a member of the Public Oversight Board's Panel on Audit Effectiveness. Currently Ms. Peters serves on the U.S. Comptroller General's Accountability Advisory Council, the International Public Interest Oversight Board, and the Board of Trustees, Mayo Clinic. Ms. Peters is a director of 3M Company, Merrill Lynch & Co., Inc. and Deere & Company.



KEVIN W. SHARER, 60.
Chairman, Chief Executive Officer and President, Amgen Inc., a biotechnology company.

Director since 2003

Mr. Kevin W. Sharer has served as Chairman of the Board of Amgen since December 2000 and as Chief Executive Officer since May 2000. Mr. Sharer joined Amgen in 1992 as President, Chief Operating Officer and member of the board of directors. Before joining Amgen, Mr. Sharer was Executive Vice President and President of the Business Markets Division at MCI Communications. Prior to MCI, he served in a variety of executive capacities at General Electric and was a consultant for McKinsey & Company. He is chairman of the board of trustees of the Los Angeles County Museum of Natural History, and is a member of The Business Council. Mr. Sharer also serves on the board of directors of Chevron Corporation.



RONALD D. SUGAR, 59.
Chairman of the Board and Chief Executive Officer, Northrop Grumman Corporation.

Director since 2001

Dr. Ronald D. Sugar was elected Chairman of the Board of Northrop Grumman effective October 2003. He was named the Chief Executive Officer in April 2003, after having served as President and Chief Operating Officer since September 2001. He joined Northrop Grumman in 2001 having previously served as President, Chief Operating Officer and director of Litton Industries, Inc., and earlier as an executive of TRW Inc. He is a member of the National Academy of Engineering, a Governor of the Aerospace Industries Association, and is a trustee of the Los Angeles Philharmonic Association, the University of Southern California, and the Boys and Girls Clubs of America. He serves as a director of Chevron Corporation.

Vote Required

To be elected, a nominee must receive more votes cast "for" than votes cast "against" his or her election. Even if a nominee is not re-elected, he or she will remain in office until a successor is elected or until his or her earlier resignation or removal. Each of the current director nominees has signed a letter of resignation that will be effective (i) if the nominee is not re-elected at this Annual Meeting and (ii) if the Board accepts his or her resignation following this Annual Meeting. If a nominee is not re-elected, the Board will decide whether to accept the director's resignation in accordance with the procedures listed in the Board's Principles of Corporate Governance, which procedures are contained in this proxy statement. If Admiral Fargo does not receive more votes cast "for" than votes cast "against", he will not be elected to the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELEVEN NOMINEES FOR DIRECTOR LISTED ABOVE.

Term Expires May 21, 2008



PHILIP A. ODEEN, 72.
Non-Executive Chairman of the Board, AES Corporation, an international power company.

Director since 2003

Mr. Philip A. Odeen has served as Lead Independent Director and Chairman of AES Corporation since January 2008 and as Non-Executive Chairman of Convergys Corporation since December 2007. . He served as Chairman of AVAYA from October 2006 to October 2007. He was Chairman and Acting Chief Executive Officer of the Reynolds and Reynolds Company from July 2004 to February 2005 at which time be became non-executive Chairman serving in that role until October 2006. He was also named Chief Executive Officer of QinetiQ North America in October 2005 serving until June 2006. Previously, he had served as non-employee Chairman and a director of TRW Inc. from February 2002 until December 2002. From 1998 to 2002 he held various leadership positions at TRW. Mr. Odeen joined TRW in 1997 when it acquired BDM International, Inc. where he had served as President, Chief Executive Officer and director since 1992. Previously, Mr. Odeen was Vice Chairman, Management Consulting Services at Coopers & Lybrand after serving 13 years as managing partner of the firm's public sector practice. He has served in senior positions with the Office of the Secretary of Defense and the National Security Council staff and was principal Deputy Assistant Secretary of Defense (Systems Analysis). Mr. Odeen has chaired the National Defense Panel and was a member and former vice chairman of the Defense Science Board. He is a member of the Chief of Naval Operations Executive Panel, chairs the Henry M. Jackson Foundation, and is a Fellow of the National Academy of Public Administration. He is a director of QinetiQ North America.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has Audit, Compensation and Management Development, Nominating and Corporate Governance, Finance and Compliance, Public Issues and Policy Committees. The membership of these committees is usually determined at the organizational meeting of the Board held in conjunction with the Annual Meeting. Each of the Audit, Compensation and Management Development, Nominating and Corporate Governance and Compliance, Public Issues and Policy Committees is composed entirely of independent directors under Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE") rules, as applicable. The membership of each committee is as follows, with the chairperson listed first:

Audit	Compensation and Management Development	Nominating and Corporate Governance	Finance	Compliance, Public Issues and Policy
Stephen E. Frank	Lewis W. Coleman*	Victor H. Fazio	Kevin W. Sharer	Aulana L. Peters
Lewis W. Coleman	Donald E. Felsinger	Phillip Frost	Lewis W. Coleman	Victor H. Fazio
Victor H. Fazio	Stephen E. Frank	Richard B. Myers	Phillip Frost	Phillip Frost
Donald E. Felsinger	Phillip Frost	Aulana L. Peters	Charles R. Larson	Charles R. Larson
Richard B. Myers	Richard B. Myers		Philip A. Odeen	Philip A. Odeen
Aulana L. Peters				

* Mr. Coleman also serves as the Lead Independent Director.

Audit Committee

The Audit Committee meets periodically with management and with both the Company's independent auditors and the Company's internal auditor to review audit results and the adequacy of and compliance with the Company's system of internal controls. In addition, the Audit Committee appoints or discharges the Company's independent auditors, and reviews and approves auditing services and non-prohibited non-audit services to be provided by the independent auditors to evaluate the impact of undertaking such added services on the independence of the auditors. The responsibilities of the Audit Committee are more fully described in the Audit Committee Report on page 23 and the Audit Committee Charter, which can be found on the Company's website (www.northropgrumman.com) and is available in print to any stockholder who requests it. The Board of Directors has determined that all members of the Audit Committee are independent and financially literate. Further, the Board has determined that Mr. Coleman, Mr. Felsinger, Mr. Frank, and Ms. Peters possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an "audit committee financial expert" as defined under applicable SEC rules. The Audit Committee held ten meetings in 2007.

Compensation and Management Development Committee

The Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee") administers the Company's executive compensation and benefit programs and oversees the management development and succession process. The Compensation Committee oversees all compensation and benefit programs and actions that affect the Named Executive Officers as well as all other elected officers of the Company. The Compensation Committee also provides strategic direction for the Company's total rewards compensation and benefits structure and reviews CEO and senior executive succession plans.

The Compensation Committee recognizes the importance of a continuous review of the programs, policies and procedures to capitalize on industry "best practices". Every year the Committee performs a self-evaluation to identify methodologies for improving future programs and processes.

Actions the Compensation Committee has taken over the past 12 months include:

- Continued its practice of holding executive sessions (without Company management present) at every Committee meeting
- Continued to utilize the services of its independent compensation consultant, Frederic W. Cook & Co., Inc., to advise the Committee directly on executive compensation and benefits issues
- Utilized annual reviews of detailed compensation and benefit tally sheets for all Elected Officers
- Continued with the CEO annual incentive structure to further enhance a direct link between shareholder value and the CEO's annual incentive based on the Company's financial performance compared to its peers
- Utilized goal criteria in both the annual and long-term incentive programs that reinforce the link between incentives and shareholder value
- Conducted annual review of stock ownership guidelines for elected officers
- Continued oversight of the management development succession planning process

The Compensation Committee's Charter reflects the responsibilities of the Committee and its oversight of the various executive compensation programs. This charter allows the Committee to delegate its authority to a subcommittee, and the Committee may also delegate authority to the CEO to grant equity awards to Company employees who are not elected officers. The Compensation Committee and the Board review this Charter on an annual basis and modify it as needed. The Charter can be found on the Company's website (www.northropgrumman.com) and is available in print to any stockholder who requests it. The Compensation Committee's regularly scheduled meetings typically last several hours, and all members actively engage in the review of matters presented. The Compensation Committee held nine meetings in 2007.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee employs a third party search firm to assist it in identifying and evaluating candidates for director. The search firm regularly evaluates and presents possible candidates to the Nominating and Corporate Governance Committee. The Committee also receives suggestions for director candidates from Board members. The Committee then reviews candidates to serve as directors, consistent with criteria approved by the Board, and recommends to the Board of Directors nominees for election. The activities and associations of candidates are reviewed for any legal impediment, conflict of interest or other consideration that might prevent service on the Board of Directors. Each candidate must be willing to submit to the background check necessary for obtaining a top secret clearance, which is a requirement for continued Board membership. In evaluating candidates, the Committee also considers the integrity and reputation of the individual as well as the particular skills and experience most beneficial to the Board at that time. In making its selection, the Committee bears in mind that the foremost responsibility of a Northrop Grumman director is to represent the interests of the stockholders as a whole.

The Committee will consider nominees recommended by stockholders if such nominations have been submitted in writing, accompanied both by a description of the proposed nominee's qualifications and an indication of the consent of the proposed nominee and relevant biographical information. The recommendation should be addressed to the Nominating and Corporate Governance Committee in care of the Secretary of the Company. The Company will evaluate candidates recommended by stockholders in the same manner as candidates identified by the Committee. The Company has not had any director candidates put forward by a stockholder or group of stockholders who beneficially owned more than five percent of the Company's stock for at least one year.

The Committee reviews and recommends to the Board the compensation of directors. During 2007, Hewitt Associates, an outside compensation consultant, assisted the Company by providing market data on director pay at other companies.

The Committee also reviews and recommends action to the Board of Directors on matters concerning transactions with related persons and matters involving corporate governance in general, oversees the evaluation of the Board and makes recommendations to the Board of Directors for action. The responsibilities of the Nominating and Corporate Governance Committee are more fully described in the Committee Charter which can be found on the Company's website (www.northropgrumman.com) and is available in print to any stockholder who requests it. The Nominating and Corporate Governance Committee held five meetings in 2007.

Finance Committee

The Finance Committee considers and makes recommendations for final action by the Board on capital structure and capital allocation, including acquisitions, mergers or divestitures of an unusual or material nature. As part of its capital structure responsibilities, the Finance Committee reviews and makes recommendations concerning proposed dividend actions and issuance or redemption of debt or equity securities. In addition, the Finance Committee reviews the investment performance of the employee benefit plans, capital asset requirements and the Company's insurance risk management program. The Finance Committee held five meetings in 2007.

Compliance, Public Issues and Policy Committee

The Committee reviews and monitors the Company's policies and programs for ethics and business conduct, equal opportunity and diversity plans and programs, and environmental, health and safety policies and procedures. The Compliance, Public Issues and Policy Committee reviews and monitors the Northrop Grumman Employees Political Action Committee and makes policy and budget recommendations to the Board on proposed charitable contributions and aid to higher education. This Committee also reviews and approves the Company's policy for engaging the services of consultants and commission agents. The Compliance, Public Issues and Policy Committee held six meetings in 2007.

Board and Committee Meetings and Annual Meeting Attendance

During 2007, the Board held 15 meetings and the committees described above held 35 meetings. Each director attended at least 84% of the total number of board and committee meetings he or she was eligible to attend. Board members are expected to attend the Annual Meeting of Stockholders except where the failure to attend is due to unavoidable circumstances. All members of the Board of Directors attended the 2007 Annual Meeting.

DIRECTOR COMPENSATION

2007 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
John T. Chain*	105,000			105,000
Lewis W. Coleman	123,750	100,000	15,927	239,677
Victor H. Fazio	116,250	100,000	11,500	227,750
Donald E. Felsinger	110,000	100,000		210,000
Stephen E. Frank	120,000	100,000	12,312	232,312
Phillip Frost	100,000	100,000		200,000
Charles R. Larson	100,000	100,000		200,000
Richard B. Myers	110,000	100,000		210,000
Philip A. Odeen	100,000	100,000		200,000
Aulana L. Peters	115,625	100,000	15,214	230,839
Kevin W. Sharer	103,125	100,000		203,125

* Retired effective May 16, 2007.

(1) Non-Employee directors earn an annual retainer of $200,000, 50% of which must be deferred into a stock unit account pursuant to the 1993 Stock Plan for Non-Employee Directors, as amended (the "1993 Directors Plan"), as described more fully below. Certain directors elected to have the entire retainer deferred into a stock unit account. The other annual retainers are paid in cash as follows:

Type of Retainer	Amount
Audit Committee Retainer	$10,000
Audit Committee Chair Retainer	$20,000
Compensation Chair Retainer	$10,000
Nominating Chair Retainer	$10,000
Other Committee Chair Retainer	$ 7,500
Lead Director Retainer	$25,000

(2) Represents the target value of stock units awarded to each non-employee director in 2007 under the 1993 Directors Plan. The amount reported in the Stock Awards column for each director reflects the estimated compensation cost for each director. Directors are granted stock award units equal to the target compensation amount divided by the average month end stock price for the Company's common stock as reported on the NYSE over the preceding twelve months. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment, actual compensation expense is recorded based on the number of stock award units granted times the Fair Market Value of the underlying Northrop Grumman Common Stock on the date of grant, and this amount may differ slightly from the target compensation amount. As of December 31, 2007, the non-employee directors had the following aggregate number of deferred stock units accumulated in their deferral accounts for all years of service as a director, from deferrals of stock units including additional stock units credited as a result of dividend equivalents earned on the stock units. General Chain received 4,345 shares (the total amount held for him in his stock unit account) on June 27, 2007 following his retirement from the Board of Directors.

Name	Mandatory Deferral	Additional Voluntary Deferral	Total
Lewis W. Coleman	4,177	6,976	11,153
Victor H. Fazio	4,177	7,548	11,725
Donald E. Felsinger	1,402		1,402
Stephen E. Frank	3,535		3,535
Phillip Frost	4,156	3,084	7,240
Charles R. Larson	4,177	383	4,560
Richard B. Myers	2,765		2,765
Philip A. Odeen	4,177		4,177
Aulana L. Peters	4,177	1,755	5,932
Kevin W. Sharer	4,177	5,316	9,493

(3) The amounts reported in the "All Other Compensation" column represent amounts the directors were reimbursed for spouse travel in connection with accompanying the director on business-related travel. All the directors' spouses were reimbursed in connection with accompanying the director on business-related travel but only those amounts listed reached the level required for disclosure.

Directors are reimbursed for all reasonable expenses in attending the Board and Committee meetings. Directors who are employees of the Company do not receive any compensation for their service as directors.

Pursuant to the 1993 Directors Plan, 50% of the retainer earned by each director is paid in shares of Common Stock. In addition, each director may defer payment of all or a portion of his or her remaining board retainer fee. The deferred compensation is placed in a stock unit account until the conclusion of the director's board service and all deferral elections must be made prior to the beginning of the year for which the retainer and fees will be paid. Directors are credited with dividend equivalents in connection with the shares of Common Stock which are also paid out upon termination of board service.

The 1995 Stock Plan for Non-Employee Directors, as amended (the "1995 Directors Plan"), provided for the annual grant of options to each non-employee director to purchase shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the grant date. Since June 2005, no new grants have been issued pursuant to this Plan. The options currently outstanding are all exercisable and have a term of ten years from the date of grant. If the individual ceases to serve as a director, the options continue to be exercisable for the lesser of five years or the expiration of the original term of the options. If termination is for cause, the options terminate when the director ceases to serve.

Under the Northrop Grumman Non-Employee Directors Equity Participation Plan (the "Equity Plan"), outside directors had an amount equal to 50% of their annual retainer credited to an equity participation account and converted into stock units based on the then fair market value of the Common Stock. Effective May 2005, no new annual accruals are credited to the Equity Plan and no new participants will be added.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions with Related Persons

Admiral Larson's son-in-law, Laurence C. Datko, was hired by the Company at its Electronic Systems sector as a Program Manager in 2004 following a 20 year military career. Mr. Datko was paid $121,191 in 2007. Mr. Datko is an adult who does not live in the same household as Admiral Larson. He is compensated according to standard Company practices and is not an executive officer. The Board of Directors reviewed the circumstances surrounding the employment of Mr. Datko and determined that Admiral Larson does not have any direct or indirect material interest in the employment relationship of his son-in-law. The Board does not consider this transaction to be a "material relationship" with the Company that would preclude a finding of independence under NYSE rules.

Review, Approval or Ratification of Transactions with Related Persons

The Board of Directors approved a written policy for the review, approval or ratification of related person transactions. Under the policy, related person transactions include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) proposed between the Company (including any subsidiary and any entity in which the Company or any subsidiary has a 50% or greater interest in voting power or profits) and any related person. The Nominating and Corporate Governance Committee is responsible for reviewing these transactions and may take into consideration, among other things, the materiality of the proposed transaction, the actual or perceived conflict of interest between the Company and the related person, the Company's Principles of Corporate Governance and Code of Ethics and the best interests of the Company and its stockholders. After review, if the Nominating and Corporate Governance Committee concludes that the proposed transaction is in, or is not opposed to, the best interests of the Company and its stockholders, it may recommend the transaction to the Board for approval. If the Nominating and Corporate Governance Committee does not recommend the transaction to the Board, or the Board does not approve a transaction, the proposed transaction will not be pursued.

DIRECTOR INDEPENDENCE

The Board of Directors is currently composed of eleven directors and the Board has determined that ten (all but the CEO) meet the NYSE definition of independence. The Board annually determines the independence of directors based on a review by the directors and the Nominating and Corporate Governance Committee. No director is considered independent unless the Board has determined that he or she has no material relationship with the Company, either directly or as a partner, shareholder, or officer of an organization that has a material relationship with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. To evaluate the materiality of any such relationship, the Board has adopted categorical independence standards consistent with the NYSE listing guidelines. The standards relied upon by the Board in affirmatively determining whether a director is independent are comprised, in part, of those objective standards set forth in the NYSE rules, which generally provide that

- A director who is an employee, or whose immediate family member (defined as a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone, other than a domestic employee, sharing the director's home) is an executive officer of the Company, would not be independent until three years after the end of such relationship.
- A director who receives, or whose immediate family member receives as an executive officer of the Company, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service) would not be independent until three years after ceasing to receive such amount.
- A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company would not be independent until three years after the end of the affiliation or the employment or auditing relationship.
- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on the other company's compensation committee would not be independent until three years after the end of such service or employment relationship.

- A director who is an executive officer or an employee, or whose immediate family member is an executive officer of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, would not be independent until three years after falling below such threshold.

In addition to these NYSE standards, the Board adopted the following categorical standards:

A director may be deemed not to have a material relationship with the Company if he or she:

- Has not within the prior three years been a director, executive officer or trustee of a charitable organization that received annual contributions from the Company exceeding the greater of $1 million, or 2% of the charitable organization's annual gross revenues, where the gifts were not normal matching charitable gifts, did not go through normal corporate charitable donation approval processes or were made "on behalf of" a Company director;
- Has not within the prior three years been employed by, a partner in or otherwise affiliated with any law firm or investment bank retained by the Company;
- Has not within the prior three years owned, and has no immediate family member who owned, either directly or indirectly as a partner, stockholder or officer of another company, more than 5% of the equity of an organization that has a business relationship with (including significant purchasers of goods or services), or more than 5% ownership interest in, the Company.

In February 2008, the directors and the Nominating and Corporate Governance Committee reviewed directors' responses to a questionnaire asking about the relationships with the Company (and those of their immediate family members) and other potential conflicts of interest, as well as material provided by management related to transactions, relationships, or arrangements between the Company and the directors or parties related to the directors. The Nominating and Corporate Governance Committee determined that the ten non-employee directors are independent, and that the members of the Audit, Compensation and Management Development, and the Nominating and Corporate Governance Committees also meet the independence tests of the NYSE. The Nominating and Corporate Governance Committee reported its conclusion to the Board, and the Board then considered each director individually and determined that none of the ten non-employee directors has had during the last three years (i) any of the relationships listed above or (ii) any other material relationship with the Company that would compromise his or her independence.

In evaluating the independence of each non-employee director, the Board considered several factors. With respect to Admiral Larson, the Board considered the relationship described under Transactions with Related Persons, Promoters and Certain Control Persons, which it determined was immaterial to Admiral Larson's independence. It also considered that Mr. Felsinger, Mr. Frank, Dr. Frost, Admiral Larson, General Myers and Mr. Sharer serve as members of the boards of charitable and other non-profit organizations to which the Company has made contributions in the usual course of the Company's charitable contributions program. In all cases the annual contribution by the Company was less than $225,000 and below 2% of the organization's annual gross revenue. In addition, Mr. Sharer's daughter is employed by the Company in a non-executive position, and her compensation is below the threshold required for disclosure by the SEC and was considered by the Board to be immaterial to Mr. Sharer's independence.

The Board of Directors, in applying the standards described and considering the facts listed above concerning certain of the directors, has affirmatively determined that the following directors, which constitute more than a majority of the Company's directors, meet the independence requirements of the NYSE as well as the additional categorical standards adopted by the Board and thus are independent:

Lewis W. Coleman
Victor H. Fazio
Donald E. Felsinger
Stephen E. Frank
Phillip Frost
Charles R. Larson
Richard B. Myers
Philip A. Odeen
Aulana L. Peters
Kevin W. Sharer

Prior to Admiral Fargo's nomination to stand for election to the Board, the Board of Directors performed the same review as it performed on the current directors and determined that Admiral Fargo meets the independence requirements of the NYSE as well as the additional categorical standards adopted by the Board and thus is independent.

GOVERNANCE OF THE COMPANY

Principles Of Corporate Governance

The primary responsibility of the Board of Directors is to foster the long-term success of Northrop Grumman, consistent with representing the interests of the stockholders. In accordance with this philosophy, the Board of Directors has adopted Principles of Corporate Governance that reinforce the Company's values by promoting responsible business practices and good corporate citizenship. The Board of Directors reviews these principles on an annual basis to determine whether they can be improved upon or if they should be modified in response to changed circumstances. The Company's Principles of Corporate Governance can be found in their entirety on the Company's website (www.northropgrumman.com) and are available in print to any stockholder who requests them. Over the years, the Board of Directors has modified these principles, and will continue to do so if the directors believe that changes to these principles will advance the best interests of the stockholders.

Board and Committee Composition of Independent Directors

It is the objective of the Board of Directors that at least seventy five percent (75%) of the members shall be "Independent Directors", with each meeting the independence requirements of the NYSE and the Company's categorical standards as discussed under "Director Independence" above.

The following Committees are always composed of only Independent Directors:

- Audit
- Nominating and Corporate Governance
- Compliance, Public Issues and Policy
- Compensation and Management Development

The Independent Directors have designated from among them a Lead Independent Director. The role of the Lead Independent Director is to:

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the Independent Directors
- Serve as liaison between the Chairman and the Independent Directors

- Advise on the quality, quantity and timeliness of the information sent to the Board
- Provide the Chairman with input as to the preparation of the agendas of the Board and Committee meetings
- Advise the Chairman on the appropriate schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
- Have the authority to call meetings of the Independent Directors
- Interview, along with the Chairman and the Chair of the Nominating and Corporate Governance Committee, all Board candidates and make recommendations to the Committee and the Board
- If requested by major stockholders, ensure that he or she is available for consultation and direct communication.

The designation of a Lead Independent Director is not intended to inhibit communication among the directors or between any of them and the Chairman. Accordingly, other directors are encouraged to continue to communicate freely among themselves and directly with the Chairman. Additionally, any director can ask for an item to be added to the agenda for any Board or Committee meeting. Mr. Coleman currently serves as the Lead Independent Director.

Board and Committee Membership

In accordance with the Company's Bylaws, if none of the Company stockholders provides the Company notice of an intention to nominate one or more candidates to compete with the Board's nominees in a director election, or if the stockholders have withdrawn all such nominations by the tenth day before the Company mails its Notice of Annual Meeting to the stockholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election as director only candidates who agree to tender, promptly following the annual meeting at which they are elected as director, resignations that will be effective upon (i) the failure to receive the required vote at any future meeting at which they face re-election and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this Principle. A resignation tendered in accordance with this paragraph must provide that it may not be withdrawn unless the Board eliminates this Principle on majority voting in director elections.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Corporate Governance Committee will consider whether the Board should accept the director's resignation and will submit a recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Board will also request that all directors who are not considered "Independent Directors" pursuant to these Principles abstain from participating in the decision regarding the resignation unless the Board determines that the participation of one or more of such directors is necessary under the circumstances. The Nominating and Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a resignation, including, without limitation, any harm to the Company that may result from accepting the resignation, the underlying reasons for the vote against the director, and whether action in lieu of accepting the resignation would address the underlying reasons for such votes against the director.

The Board will decide whether to accept or reject a resignation within 90 days following certification of the election results by the inspector of elections, unless the Board determines that compelling circumstances require that the Board take additional time to consider the resignation. The Company will disclose the Board's decision (including, if applicable, the reasons for rejecting a resignation) in a periodic or current report that will be filed with the Securities and Exchange Commission within four business days of such decision.

The Board of Directors, with recommendations from the Nominating and Corporate Governance Committee, appoints the members and chair of the committees. These appointments are based on an analysis of the skills, experience and other qualities of each individual director in relation to the requirements of the particular committee. Committee membership is reviewed annually and members are rotated as appropriate.

All new directors receive an orientation, which is individually designed for each director taking into account his or her experience, background, education, and committee assignments. This orientation includes one-on-one meetings with senior management and extensive written materials on the Company and its various products and operations.

The Company has a retirement policy whereby directors will retire at the annual meeting following his or her 72nd birthday.

Directors should not serve on more than four other boards of publicly traded companies in addition to the Company's Board without the approval of the Chairman of the Nominating and Corporate Governance Committee. A director who is a full time employee of the Company may not serve on the board of more than two other public companies unless approved by the Board. Directors should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee prior to accepting an invitation to serve on another board.

When a director's principal occupation or business association changes substantially during his or her tenure as a director, that director shall tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

Board Meetings and Executive Sessions

On an annual basis, the Board of Directors holds an extended meeting to review the Company's long-term strategy for each of its businesses, as well as for the Company as a whole.

The Board holds its meetings at other Company locations on a regular basis to provide the directors with in-depth review of the business at that location, a first-hand view of the operations and an opportunity for the Board members to interact with management at the facility.

The Board, with no members of management present, meets in executive session following each in-person Board meeting and on other occasions as needed. The Lead Independent Director presides over the executive sessions. The Audit Committee meets in executive session with the independent auditors and with the general auditor regularly. The Compensation Committee also meets in executive session on a regular basis. All other committees are given the opportunity to meet without management present as they deem necessary.

The Chairman, in consultation with the Lead Independent Director and committee chairpersons, will establish the agenda for each Board meeting. Any other member of the Board is free to suggest the addition of any other item(s). The chairpersons of the committees will coordinate committee meeting agendas with appropriate members of management. Other committee members are free to suggest additional agenda items.

Directors' Common Stock Ownership and Compensation

To encourage directors to have a direct and material cash investment in shares of common stock of the Company, the Board adopted stock ownership guidelines, which requires directors who are not employees to defer at least 50 percent of their annual retainer into Company stock to be placed in a stock unit account. The deferred stock is distributed to the director upon termination of his or her service on the Board.

The Nominating and Corporate Governance Committee reviews and recommends to the Board non-employee director compensation. The Committee consults with outside advisors to ensure that the form and amount are appropriate for attracting quality individuals to serve on the Board.

Evaluation and Succession Planning

Every year the Board of Directors conducts an assessment of its performance and at the conclusion of the evaluation process discusses its results. The Board will also conduct performance evaluations of each individual director on a regular basis.

Senior members of management are invited to make presentations to the Board or committees to provide management insight into items being discussed by the Board or committees and to bring managers with high potential into contact with the Board. In addition, Board members have free access to all other members of management and employees of the Company.

The Board of Directors believes that ensuring continuity of leadership is critical to the success of the Company. Therefore, processes are in place to:

- Annually evaluate the CEO based on a specific set of performance objectives;
- Annually provide the Compensation and Management Development Committee with an assessment of persons considered potential successors to certain management positions. The results of these reviews are reported to and discussed with the Board; and
- Ensure continuity of top leadership, including CEO succession.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation and Management Development Committee are listed previously in the section "Committees of the Board of Directors." No members of the Compensation and Management Development Committee were officers or employees of Northrop Grumman or any of its subsidiaries during 2007, were formerly Northrop Grumman officers or had any relationship otherwise requiring disclosure.

CERTAIN INDEMNIFICATION AGREEMENTS

The Company has entered into Indemnification Agreements with each of the directors and executive officers. Under the Indemnification Agreements, the Company has agreed to hold harmless and indemnify each indemnitee generally to the full extent permitted by the Delaware General Corporation Law and against all expenses, liabilities and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to which the indemnitee is made a party by reason of the fact that the indemnitee is or was a director or officer of the Company or any other entity at the Company's request, provided however, that the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. The indemnity does not cover liability if a court determines such indemnification is not lawful. In addition, the Company's bylaws provide indemnification to the officers and directors to essentially the same extent as provided in the indemnification agreements.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Northrop Grumman's directors and certain officers, and persons who own more than ten percent of a registered class of Northrop Grumman's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the

NYSE. The SEC requires officers, directors and greater than ten percent beneficial owners to furnish Northrop Grumman with copies of all Forms 3, 4 and 5 they file.

Northrop Grumman believes that all its officers, directors and greater than ten percent beneficial owners complied with all their applicable filing requirements during the fiscal year ended December 31, 2007. This is based on Northrop Grumman's review of copies of Forms 3, 4 and 5 it has received and of written representations from certain persons that they were not required to file a Form 5.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Interested parties may communicate with any of the Company's directors, the Independent Directors as a group or the full Board as a group by writing to them at:

Northrop Grumman Corporation
c/o Secretary of the Corporation
1840 Century Park East
Los Angeles, California 90067

The Secretary will forward the communication to the director to whom it is addressed or to the Lead Independent Director if addressed to the Board of Directors.

The Sarbanes-Oxley Act of 2002 requires the Audit Committee of the Board of Directors to establish procedures to receive employees' confidential or anonymous concerns regarding questionable accounting or auditing matters. Any employee with a concern about a financial accounting or auditing matter can write directly to:

Chair, Audit Committee
Northrop Grumman Board of Directors
c/o Corporate Ethics Office
1840 Century Park East
Los Angeles, CA 90067

Mail will be delivered unopened to the Chair of the Audit Committee.

CODE OF ETHICS

A copy of the Company's Standards of Business Conduct, which applies to the Board of Directors, the Chief Executive Officer, Chief Financial Officer and all Company employees, can be found on the Company's website (www.northropgrumman.com). A copy of the Company's Code of Ethics is available to any stockholder who requests it by writing to:

Northrop Grumman Corporation
c/o Secretary of the Corporation
1840 Century Park East
Los Angeles, California 90067

The Company will disclose amendments to provisions of the Code of Ethics by posting such amendments on its website. In addition, any waivers of the Code for directors or executive officers of the Company will be disclosed in a report on Form 8-K.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors (Board), the Audit Committee of the Board assists the Board in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by Northrop Grumman to the shareholders and the Securities and Exchange Commission (SEC), Northrop Grumman's internal control structure, Northrop Grumman's internal and external audit process, Northrop Grumman's risk management process, and other matters relating to Northrop Grumman's accounting and financial reporting process. The Audit Committee discussed with the company's senior management and the independent auditors the process used for certifications by the company's Chief Executive Officer and Chief Financial Officer, which are required by the SEC and the Sarbanes-Oxley Act of 2002 for certain of the company's filings with the SEC.

In connection with the financial statements for Northrop Grumman as of and for the year ended December 31, 2007, the Audit Committee discussed with Northrop Grumman's Chief Executive Officer, Chief Financial Officer and Deloitte & Touche LLP ("Deloitte"), Northrop Grumman's independent auditors, the financial information contained in each quarterly earnings and annual earnings announcement prior to its release. The Audit Committee also reviewed the SEC Form 10-Q for each quarter of 2007 prior to filing with the SEC as well as the SEC Form 10-K for the year ended December 31, 2007 prior to filing with the SEC.

The Audit Committee met in executive session at each in person meeting. During these sessions, the Audit Committee met privately with Deloitte, the internal auditors, and management, each of whom has unrestricted access to the Audit Committee.

In discharging its oversight responsibility for the audit process, the Audit Committee received a letter from Deloitte regarding the firm's independence as required under Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." In addition, the Audit Committee discussed Deloitte's independence from Northrop Grumman and its management, and considered whether the providing of non-audit services was compatible with maintaining Deloitte's independence. The Audit Committee reviewed the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee also reviewed with both the internal auditor and Deloitte their respective audit plans, audit scope and identification of audit areas of emphasis.

The Audit Committee discussed and reviewed with Deloitte communications required under applicable professional auditing standards and regulations and, with and without management present, discussed and reviewed the results of Deloitte's examination of the financial statements, along with the results of internal auditors' examinations.

The Audit Committee conducted an assessment of its performance and discussed the results. As a part of its performance assessment, the Audit Committee reviewed its charter and, after appropriate review and discussion, reaffirmed the Audit Committee Charter on December 19, 2007. The Audit Committee also confirmed it performed all the requirements of its charter. This charter can be found on the Company's website (www.northropgrumman.com) and is available in print to any shareholder who requests it.

The Audit Committee reviewed and discussed the audits of the financial statements and internal control over financial reporting of Northrop Grumman as of and for the year ended December 31, 2007, with management and Deloitte. The Audit Committee discussed with management, the internal auditors and Deloitte the quality of Northrop Grumman's internal control over financial reporting, and whether such controls were effective.

Management has responsibility for Northrop Grumman's financial statements and the overall reporting process, including evaluating the effectiveness of disclosure controls and procedures, and evaluating the effectiveness of internal control over financial reporting.

Deloitte is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The independent auditors audit the annual financial statements prepared by management, express an opinion as to whether these financial statements fairly present the financial position, results of operations, and cash flows of Northrop Grumman in conformity with generally accepted accounting principles, and discuss with the Audit Committee any issues they believe should be raised.

Based upon the Audit Committee's review and discussions with management and Deloitte described in this report, the Audit Committee recommended to the Board of Directors that Northrop Grumman's Annual Report on Form 10-K for the year ended December 31, 2007 include the audited financial statements for 2007. The Audit Committee also reappointed Deloitte to serve as independent auditors for 2008, and requested such appointment be submitted to the Stockholders for ratification at their Annual Meeting.

Each of the members of the Audit Committee is independent as defined under the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

AUDIT COMMITTEE

STEPHEN E. FRANK, CHAIRMAN
LEWIS W. COLEMAN
VICTOR H. FAZIO
DONALD E. FELSINGER
RICHARD B. MYERS
AULANA L. PETERS

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT

The Compensation and Management Development Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement. The Board has approved that recommendation.

THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

LEWIS W. COLEMAN, CHAIRMAN
DONALD E. FELSINGER
STEPHEN E. FRANK
PHILLIP FROST
RICHARD B. MYERS

Compensation Discussion and Analysis (CD&A)

This Compensation Discussion and Analysis is presented in two sections. Section I describes the Company's compensation philosophy and how decisions are made regarding the compensation for the Named Executive Officers ("NEOs") whose compensation appears in the tables following this analysis. Section II provides more details on the Company's main compensation elements for NEOs—salary, annual incentive (or bonus), long-term incentive, and other benefits and perquisites.

Overview

The Compensation and Management Development Committee of the Board of Directors ("the Committee") oversees Management's administration of the Company's executive compensation and benefit programs. The Committee is comprised of exclusively independent directors and oversees all compensation and benefit programs and actions that affect the NEOs as well as all other Elected Officers of the Company. The Committee also provides strategic direction for the Company's total compensation and benefits structure and reviews CEO and senior executive succession plans. For 2007 the CD&A includes disclosure of compensation for six NEOs. During the first part of 2007, Wesley G. Bush was the Chief Financial Officer. James F. Palmer was hired on March 12th and replaced Mr. Bush as Chief Financial Officer for the remainder of the year. Therefore, six NEOs have been included per SEC requirements.

SECTION I

Compensation Philosophy

The Company's executive compensation program is designed to promote recruitment and retention of key employees with exceptional ability and to motivate performance critical to the long-term success of the Company. The various programs provide a direct link between pay and performance. The Company and the Committee believe that compensation and benefit programs offered to executives should link strongly with the creation of shareholder value.

The basis of the Company's philosophy is that successful accomplishment of business goals in both annual operating performance and improved stockholder value should produce significant individual rewards, and that failure to attain business goals should negatively affect executives' pay.

To maintain a focus on long-term shareholder value creation, variable compensation programs comprise a substantial portion of the total compensation package for the NEOs. 90% of the CEO's annual compensation (base salary and annual and long-term incentive plans) and 75% of the annual compensation for the other NEOs is at risk and dependent on Company and individual performance. The programs for the NEOs contain a greater degree of pay at risk than the pay programs of the other officers and employees of the Company.

To meet its recruitment and retention goals, the Company, with the approval of the Committee, targets salaries and incentive opportunities at competitive median levels of the Company's peers, based on the best-available market data. Benefits and other perquisites offered to executives are also designed to be competitive with programs offered by the Company's peers.

During the February 2008 Compensation Committee meeting, the following compensation principles were formalized and were considered in the development of the 2008 compensation programs.

- Compensation programs will be directly aligned with and reinforce shareholder interests, and accordingly must be performance based, transparent, defensible, and designed to provide pay commensurate with Company results. Compensation will motivate and reward NEOs for delivering operational and strategic performance to maximize shareholder value and demonstrating the Company's values, behaviors, and leadership competencies.

- Compensation must be competitive within the market to attract and retain key talent that will drive the desired business results. The market peer group used to assess competitive pay levels will consist of similarly situated companies in terms of industry, size, and complexity. The peer group will be recommended by the Company and approved by the Committee.
- A significant part of compensation will be pay at risk. The appropriate level of stock based vehicles linked to increasing stock price and shareholder value will be delivered through the long-term incentive plan.
- Compensation will be disclosed and explained in a transparent understandable manner. Clear and concise goals will be established to enable clear assessment of performance by the Committee and by shareholders through the Compensation Discussion & Analysis (CD&A).
- Compensation programs will be consistent with financial objectives relative to our business conditions. Alignment to peer companies will be considered when developing programs and goals; however, measures oriented to strongly improving the Company's own business results will be the predominant factor.
- To promote alignment of management and stockholder interests, all officers are expected to meet stock ownership guidelines in the following denominations of base salary: CEO, 7x; President, 5x; and all other officers reporting directly to the CEO, 3x. The Compensation Committee will monitor attainment of the ownership guidelines on an annual basis.
- The NEO compensation strategy will be consistent in philosophy with the compensation approach for all incentive plan participants to ensure proper alignment, accountability, and line of sight regarding commitments and priorities.

Independent Consultant

The Committee relies on Frederick W. Cook & Co. in the process of determining the levels and structure of executive compensation. The Committee also utilizes competitive salary data provided by Hewitt Associates to Frederick W. Cook & Co.

George B. Paulin, CEO of Frederic W. Cook & Co., Inc., was hired as an independent consultant by the Committee in 2006 and reports directly to the Committee. His role is to provide an independent review of market data and to advise the Committee directly on all compensation matters for elected officers and the CEO, including executive compensation program design and amounts. As the independent consultant, Mr. Paulin provides information and recommendations directly to the Committee for the elected officers and CEO, but does not approve any compensation actions. The Committee and the independent directors of the Board retain the authority to make final approval on compensation actions for the CEO and the elected officers. Mr. Paulin's role includes: advising the Committee on management proposals as requested; serving as a resource to the Committee Chair on setting agenda items for Committee meetings and undertaking special projects; reviewing the Company's total compensation philosophy, peer groups and target competitive positioning for reasonableness and appropriateness; identifying market trends or practices; and providing pro-active counsel to the Committee on best practices for Board governance of executive compensation as well as areas of concern or risk in the Company's executive compensation programs. Mr. Paulin's firm does not receive any fees or income from the Company other than for the services provided to the Committee, and it does not perform work on behalf of Management. In addition, during its tenure as an independent consultant to the Committee, this firm shall not provide any services to the Company other than the services provided to the Committee.

Hewitt Associates is retained by the Company to provide competitive market data on positions at all levels. Hewitt also provides this data to Mr. Paulin on behalf of the Committee on an annual basis. The Committee utilizes this market information when compensation decisions are determined for NEOs. Hewitt does not determine compensation amounts or provide compensation recommendations to the Committee for NEOs, other elected officers or the CEO.

Role of Management

Throughout the year, the Company's CEO and other members of management provide recommendations to the Committee for their review and approval. These recommendations include all compensation actions for the elected officers as well as participation in the Company's various executive benefit and perquisite programs. The CEO reviews all compensation actions for the other elected officers and then makes a recommendation to the Committee for their review and approval. The CEO's recommendation takes into account the leadership, performance, skills and industry knowledge of the other elected officers. Management provides the Committee historical and prospective breakdowns of the total compensation components for each executive officer. The Committee evaluates all compensation actions for the CEO and the executive officers with input from its independent compensation consultant Frederic W. Cook & Co. The Committee approves all compensation actions taken with respect to elected officers. The independent directors of the Board ratify the CEO's salary and bonus. While the CEO provides the Committee a self-assessment of his performance for the year as input to the Committee's decision making process, the CEO does not make a compensation recommendation to the Committee for himself.

Management also provides recommendations to the Committee regarding all executive plan designs and strategies. These recommendations include financial goals and criteria for the Company's annual and long-term incentive plans. Management provides its recommendations based on information gathered from consultants and the market as well as from internal resources, allowing designs and strategies to be tied directly to the needs of the Company's businesses.

Benchmarking

The Company determined that to attract and retain key executives, base salary, target annual incentive awards and target long-term incentive award values and benefits should in the aggregate at least approximate the 50th percentile in the market. To establish "market" during 2007, the Company utilized and the Committee approved the use of two distinct peer groups that consist of (1) aerospace, defense, electronics and information systems companies approved by the Committee, and (2) general industry peer group of Fortune 100 companies (excluding financial institutions) that are available from Hewitt's executive compensation surveys. The Committee's independent consultant has reviewed the Company's peer groups and the Committee has approved the list of peer companies and determined that these groups provide a reasonable and relevant comparison of market data. The aerospace, defense, electronics and information systems peer list consists of the following companies:

Aerospace, Defense, Electronics, and Information Systems Industry Peer Group for 2007

Company Name

- Computer Sciences Corporation
- General Dynamics Corporation
- General Electric
- Goodrich Corporation
- Honeywell International, Inc.
- IBM Corporation
- Johnson Controls, Inc.
- L-3 Communication

Company Name

- Lockheed Martin Corporation
- Motorola, Inc.
- Parker Hannifin Corporation
- Raytheon Company
- Rockwell Collins
- The Boeing Company
- United Technologies Corporation

To evaluate competitive pay levels in the marketplace, both the Company and the Committee review data reported in the Hewitt surveys, including the 25th, 50th, and 75th percentile information. Where appropriate, the Committee also uses statistical analysis of this peer group to predict market pay levels based on revenue size. Statistical analysis is also used to view market data on a size-adjusted basis. In addition, there is an examination of proxy data taken from a subset of these companies for specific individuals.

The general industry peer group fluctuates from year to year based on the companies participating in Hewitt's annual executive compensation survey. The peer group typically consists of approximately 50 Fortune 100 participants in the survey (43 companies in 2007). Peer group data is compiled from organizations of similar revenue size and employee population and then analyzed. The analysis includes a review of data as reported in the surveys (including the 25th, 50th, and 75th percentile information) and employs statistical analysis to assess market pay on an adjusted basis, as determined by revenue size. The following companies are included in this group for 2007:

General Industry Peer Group for 2007

Company Name	Company Name
3M Company	Ingram Micro, Inc.
Alcoa, Inc.	International Paper Company
Altria Group, Inc.	Johnson & Johnson
AmerisourceBergen Corporation	Johnson Controls, Inc.
AMR Corporation (American Airlines)	Lockheed Martin Corporation
Archer Daniels Midland Corporation	Lowe's Companies, Inc.
AT&T, Inc. (formerly SBC Communications Inc.)	Medco Health Solutions, Inc.
Best Buy Company, Inc.	Merck & Company, Inc.
The Boeing Company	PepsiCo, Inc.
Caterpillar, Inc.	Pfizer, Inc.
Chevron Corporation	The Procter & Gamble Company
The Coca-Cola Company	Raytheon Company
Deere & Company	Sears Holding Company
Dell, Inc.	Target Corporation
The Dow Chemical Company	Time Warner, Inc.
E. I. du Pont de Nemours & Company	United Parcel Service of America, Inc.
FedEx Corporation	United Technologies Corporation
Ford Motor Company	Valero Energy Corporation
General Dynamics Corporation	Verizon Communications, Inc.
General Motors Corporation	Walgreen Company
The Home Depot, Inc.	Walt Disney Company
IBM Corporation	

Total Compensation—Tally Sheets

The Company utilizes a review process that provides the Committee a total compensation and benefits perspective for each NEO. In conjunction with the Committee's review of pay to market, the Committee is provided a set of tally sheets that captures a total compensation and benefits picture of each NEO to ensure that compensation decisions are made within a holistic framework.

The tally sheet provides a broad perspective that covers the normal annual compensation actions as well as an annualized value of the benefits and perquisites the executives receive. Thus, the value of nonqualified deferred compensation, outstanding equity awards, health and welfare benefits, pension benefits and perquisites is also considered.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code ("Code") generally limits the annual tax deduction to $1 million per person for compensation paid to the Company's CEO and the next three highest-paid NEOs. Qualifying performance-based compensation is not subject to the deduction limit. Awards under the Company's

2002 Incentive Compensation Plan and the 2001 Long-Term Incentive Stock Plan are generally designed to qualify as performance-based compensation under this definition and to be fully deductible.

As noted above, compensation decisions are made, among other things, to ensure market competitive rates are maintained and retention of critical executives is achieved. Sometimes these decisions result in compensation amounts being non-deductible under Code Section 162(m). For example, since the CEO's salary is above the $1,000,000 threshold, a portion of his salary and his perquisites are not deductible by the Company. In addition, grants of Restricted Stock Rights (RSRs) are not considered performance-based under Code Section 162(m) and, as such, may not be fully deductible by the Company.

SECTION II

2007 Elements of Compensation

As indicated above, compensation elements for the NEOs are designed to focus directly on shareholders' interests while also attracting and retaining top talent with exceptional ability for key roles in a very competitive marketplace. Certain elements of compensation serve other important Company interests. For example, annual incentive pay is designed to motivate the NEOs to attain vital short-term Company goals. Long-term incentive pay in the form of equity awards vesting over a number of years aligns the NEOs' interests with that of shareholders in long-term stock price appreciation. The main compensation elements for the NEOs (salary, annual incentive, long-term incentive, and other benefits and perquisites) are described in more detail below.

As noted above, it is the Company's pay philosophy to target an approximate median level of total direct compensation opportunity and a median mix of total direct pay elements (e.g., base salary, target annual incentive awards and annualized target long-term incentive award opportunities) for target performance. Each executive position that can be compared to relevant peer company data is benchmarked to the relevant data. Executive positions that are unique to the Company and cannot be benchmarked to the market are compared internally based on their relative duties and responsibilities. Actual salaries may differ from our stated market positioning based on experience, sustained performance, growth in the job, and leadership ability. Actual annual incentive awards and long-term incentive award opportunities reflect these factors as well as company and business performance. In 2007, the actual total direct compensation levels for the NEOs are within the 25th and 75th percentiles of both peer groups noted above. For all NEOs, the weighted average variance to market for total direct compensation is 97% of the size-adjusted median of the Aerospace peer group and 111% of the General Industry Peer Group based on the market study provided to the Committee during the December 2007 meeting. Total direct compensation includes 2007 base salary, 2007 bonus earned in 2006 and the 2007 stock grant as compared to the Hewitt total compensation study for 2007.

In determining each element of compensation, the Company begins with an extensive analysis of prevalent pay at other companies (utilizing data from the two peer groups described previously) for each element of compensation and the detailed study is provided to the Committee. This allows the Committee to gain an understanding of the competitiveness of the Company's programs, as well as where each executive's pay is positioned relative to market. Once the Committee has determined the level and opportunity provided by the programs to be competitive, the Committee then reviews and approves the compensation levels for each NEO.

Salaries

Base salaries of the NEOs are targeted at a competitive market median on a job-by-job basis with individual variations explained by differences in each incumbent's experience, skills and sustained performance. The Committee reviews the NEOs' salaries on an annual basis or at the time of promotion or a substantial change in responsibilities, following the procedure described above for the CEO and other NEOs. The Committee approves salary amounts for elected officers, and the independent directors of the full Board ratify the salary for the CEO.

The last annual increase cycle was effective as of March 3, 2007, and salaries for the NEOs were adjusted as appropriate based on the above described criteria. The NEO salaries remained at those levels for the remainder of the year.

Annual Incentives

NEOs are eligible for incentive compensation annually under the Company's shareholder-approved 2002 Incentive Compensation Plan. Within this plan, the Company determines and the Committee approves annual incentive compensation targets for each executive position that vary with market prevalence, individual job level, scope and overall influence on the Company's business results. The target incentive award is determined as a percentage of each executive's base salary and, after the year has ended, provides a final award amount that the Committee determines based on its assessment of individual and Company performance against its formal business goals. The Company and the Committee utilizes the following formula to assist in determining the final award for each NEO:

Final Award = Salary x Target % x Company Performance x Individual Performance

Within the above formula, the Company Performance factor can range from 0% to 200% and the Individual Performance factor can range from 0% to 150%. Three financial goals comprise the elements of Company performance and are discussed further under the goals section below. Final evaluation of each goal is based on operating performance achieved during the year.

The Committee reviewed annual incentive targets before the start of the 2007 performance year through an analysis of competitive targets for comparable positions in the peer companies. The bonus targets were established slightly below the median targets found in both sets of external peer companies. The intent of the targets is to provide a competitive level of compensation when the individual and the Company achieve performance objectives approved by the Committee. For 2007, the annual incentive award targets for the NEOs ranged from 70% to 130% of salary depending on the officer's position.

2007 Incentive Targets

Name	Title	2007 Target Payout %	Payout Range % of Salary
Ronald D. Sugar	Chairman & Chief Executive Officer	130%	0% - 390%
Wesley G. Bush	President & Chief Operating Officer	90%	0% - 270%
James F. Palmer	Corporate VP & Chief Financial Officer	70%	0% - 210%
Scott J. Seymour	Corporate VP & President, Integrated Systems	70%	0% - 210%
Jerry B. Agee	Corporate VP & President, Mission Systems	70%	0% - 210%
James R. O'Neill	Corporate VP & President, Information Technology	70%	0% - 210%

The Committee approved the Plan that appropriates an amount ("Tentative Appropriated Incentive Compensation") equal to 2½% of the Company's Economic Earnings for the performance year. "Economic Earnings" is defined as "income from continuing operations before federal and foreign income taxes and the cumulative effect of accounting changes and extraordinary items, less pension income (or plus pension expense) plus amortization and impairment of goodwill and other purchased intangibles, plus restructuring or similar charges to the extent they are separately disclosed in the annual report". The plan provides that the maximum potential individual incentive compensation award for a performance year for an executive officer shall be limited to no more than thirty percent (30%) of the Tentative Appropriated Incentive Compensation for the CEO and seventeen and one-half percent (17.5%) for each of the other covered NEOs. Actual 2007 payouts were far less than these limits.

At the conclusion of each calendar year, an annual performance evaluation for each executive is conducted by the CEO and reviewed with the Committee. The NEO's individual performance is determined based upon consideration of the following factors:

- Financial performance
- Strategic leadership and vision
- Program execution/performance
- Collaboration and integration across businesses
- Customer relationships
- Operating (supplemental) objectives

The Committee reviews all performance information as well as the comparison to market data and approves bonus amounts. As noted above, the Committee approves bonus amounts for elected officers, and the independent directors of the full Board ratify the bonus for the CEO. The Committee has full authority to make adjustments to the annual payout if it determines such adjustment is warranted. For example, in instances where Company performance has been impacted by unforeseen events (natural disasters, significant acquisitions or divestitures, etc.), the Committee has used discretion in the past to modify the final awards. Also in the past, the Committee has adjusted payouts downward even though targets were met when it determined circumstances existed that had a negative impact on the Company but were not reflected in the performance calculation. For the 2007 performance year, the Company did not recommend nor did the Committee implement any financial adjustments. In addition, the Company recommended and the Committee approved the discontinuance of financial adjustments to future annual incentive scores, except in extreme circumstances.

2007 Annual Incentive Goals

For the 2007 performance year, the CEO and management recommended performance measurement factors and weights to the Committee to evaluate the Company's performance for the year. After deliberation, the Committee determined that the Company performance goals should focus on increasing sales, expanding the Company's current operating margin in its business units and improving on the delivery of cash from operations. Each metric/goal is described below and shown with its relative weighting. Goals for target performance are based on achieving year-over-year improvements and are consistent with projected financial results contained in our company annual operating plan. Final evaluation of each goal is based on operating performance achieved during the year. The Committee reviewed and approved the criteria and weights below for measuring Company performance

- **Sales (30% weighting)**—Goals are based on achieving desired year-over-year growth in organic sales. Evaluation of final organic sales performance excludes any sales resulting from Mergers & Acquisitions (M&A) transactions during the year. For 2007, the sales target was $31.45 billion; the actual organic sales totaled 31.64 billion which exceeded target.
- **Pension-Adjusted Operating Margin (30% weighting)**—The Goals are based on achieving specific organic operating margin dollar amounts (adjusted for net Financial Accounting Standards/Cost Accounting Standards (FAS/CAS) pension expense) defined by improving year-over-year operating margin. Evaluation of final organic operating margin performance excludes any operating margin resulting from M&A transactions during the year. In 2007, the target payout required achievement of $2.73 billion of organic pension-adjusted operating margin; the actual operating margin of $2.84 billion exceeded the target.
- **Cash from Operations (30% weighting)**—Goals are designed to reward the improved efficiency of converting earnings into cash, which is a key indicator of the quality of the Company's earnings and management's ability to generate operating cash. For 2007, target payout required achievement of $2.6 billion cash from operations. The final value of $2.89 billion exceeded the target.

- **Operational Goals for Sector Operating Units (10% weighting)**—The operational goals are designed to maximize performance throughout the Company's operating sectors. The average of all sector operational goals performance is used to provide the company level score. The goals are categorized into two groups: corporate-directed which provides linkage to company-wide objectives and sector-sponsored which provides linkage to specific sector operating improvement objectives. The CEO recommended and the Committee concurred with reducing the final score for the operational goals to target.

Operational Goals for Sector Operating Units	Target
Corporate Directed—Company wide objectives	15%
• Competitive Excellence	
• Human Resource Diversity	
• Intellectual Asset Management	
• Capital Asset Expenditures	
Sector Sponsored—Sector specific operational improvements	85%
• Customer Satisfaction	
• Business Positioning	
• Growth	
• Process Improvement	
• Retention and Workforce Development	
TOTAL	100%

Note: Company level score is an average of all sector level scores

A brief description of each operational goal is as follows:

Competitive Excellence

Demonstrate support for leadership team initiatives and decisions, capturing savings for ongoing initiatives, and demonstrated collaboration among the leadership team.

Human Resource Diversity

Establish and achieve goals for women and people of color in placements, promotions, and developmental opportunities.

Intellectual Asset Management

Support corporate initiatives to develop invention evaluation workflow process and management tracking systems.

Capital Asset Expenditures

Meet capital expenditure targets while achieving all business related requirements.

Customer Satisfaction

Achieve targeted customer satisfaction ratings on key programs that have the highest impact on sector operating plan success.

Business Positioning

Enhance competitive posture, develop discriminating capabilities, and develop and utilize new intellectual properties and business development activities to position for future new business opportunities.

Growth

Enhance the ability to capture new business opportunities; expand the existing business base beyond the current baseline plan; support and enhance new business pursuits; leverage cross-sector initiatives to achieve business objectives.

Process Improvement

Improve internal processes and procedures, financial performance metrics, and operation production and quality improvements, including a specific goal to support the ongoing recovery efforts at the shipyards as a result of Hurricane Katrina.

Retention and Workforce Development

Increase the ability to attract and retain key leaders and enhance career opportunities through learning and development.

2007 Annual Incentive Plan Assessment

The Company considered actual 2007 performance and results against the specific 2007 Company and individual goals. The Committee reviewed the level of achievement for each objective and approved the overall assessment for each NEO, based on recommendations from the CEO for positions other than his own. The actual incentive awards for the NEOs paid for 2007 performance were based on a Company performance factor of 155%, which reflected actual above-target financial performance and target operational goals performance. The resulting score and bonuses were significantly below the Tentative Appropriated Incentive Compensation maximum permitted under the plan.

The NEOs met or exceeded their individual performance targets which resulted in a payout at or above target. Individual performance goals included objectives such as financial performance relating to business and operating goals, program delivery and execution, and customer relations.

2007 CEO Annual Incentive Plan Goals

During 2007 the CEO presented, and the Committee approved, a set of individual performance criteria for the CEO to assist in evaluating his personal performance. The criteria established were a combination of both financial and non-financial metrics which the CEO and the Committee believed were critical to the short-term and long-term success of the Company. The criteria were also weighted accordingly as more emphasis was placed on Company financial metrics relative to peers when determining the CEO's individual performance and his compensation. The framework strengthened the connection between the Company's performance versus peers and the CEO's actual payment and also provided focus on certain operational and strategic priorities. The Committee utilized these metrics when determining base salary, annual bonus, and the long-term incentive grant for the CEO. Below is a summary of the criteria:

- **Relative Financial Performance (20% weighting)**—Raise the bar on financial performance versus peers for the specific financial measures of sales growth, margin expansion, EPS growth, cash conversion, and cash flow return on investment (CFROI).
- **Growth (20% weighting)**—Capture key competitive wins and position for major future business opportunities; increase acquisitions and backlog.
- **Operational Excellence (20% weighting)**—Provide support to national security and Global War On Terror (GWOT) initiatives' maintain/improve performance on Watch List and other programs, lead competitive excellence initiatives, and proactively manage litigation.
- **Strategic Direction (20% weighting)**—Refine strategic direction including shipbuilding' capital structure and Mergers Acquisitions & Divestitures (MA&D) actions, human capital strategy and management succession.
- **External Relations (10% weighting)**—Maintain Company's reputation and effectiveness with all stakeholders, including Congress, Administrations, senior customers, communities and investors.
- **Board Leadership (10% weighting)**—Provide effective governance and tone at the top; director succession planning.

2007 CEO Annual Incentive Plan Assessment

In addition to the above criteria and the Company's financial performance against 2007 goals, the Committee considered other factors including, that under the CEO's leadership, the Company:

- Achieved all-time record sales, earnings, cash flow from operations, and backlog.
- Met or exceeded all annual financial targets.
- Strengthened balance sheet and garnered the highest credit rating in the company's history.
- Returned $1.7B to shareholders through share repurchases and dividends.
- Achieved 18.5% total shareholder return—three times the S&P 500 average.

Based on the above, the Committee determined the CEO's individual performance factor to be 100% for his bonus for 2007. The calculation resulted in a rounded bonus amount of $3,090,000 given the company score of 155%. In effect, the CEO's annual incentive payout was based solely on the Company's strong financials with no qualitative adjustment up or down for individual performance.

During the February 2007 meetings, the Committee determined a 5.2% increase in base salary to $1,525,000 and the elimination of certain perquisites. The Committee approved a long-term incentive award of 83,600 restricted performance stock rights (RPSRs) and 254,000 stock options.

Details on the range of bonuses that could have been payable based on 2007 performance are provided in the Grants of Plan-Based Awards table. Actual bonus payouts for 2007 performance are provided in the Summary Compensation Table.

Long-Term Incentive Compensation

On an annual basis, the Committee approves a grant of long-term incentives for executives. The Committee believes the Company's long-term incentive program provides an alignment with shareholder interest and is an excellent retention tool. The purpose of this compensation component is to establish long-term performance horizons for participants. By promoting ownership of the Company's common stock, the plan creates shareholder-managers interested in Northrop Grumman's sustained growth and prosperity. Actual payout associated with these grants is based on the financial performance of the Company. Thus payouts may fall short of, or exceed, targeted amounts.

The 2001 Long-Term Incentive Stock Plan provides flexibility to grant long-term incentive awards to key employees in a variety of forms. These include nonqualified stock options which vest in 25% installments on the anniversary date of the grant and become fully vested after four years. Restricted Stock Rights (RSRs) are time-vested and normally used only for special purposes. Restricted Performance Stock Rights (RPSRs) have a three-year performance period. An RPSR is a right to receive a share of Company stock on a specified future date conditioned upon continued employment and achievement of specified performance goals.

In determining the size of long-term incentive grants to executives, the Committee approved share guidelines that allow target opportunities consistent with median awards to individuals holding comparable positions at peer companies. Long-term award target levels to individual executives may vary from the target levels based on the same factors as reflected in salaries; Company and business performance and past award history also may be considered. The CEO then provides individual recommendations to the Committee (for executives other than himself) for annual grants based on individual performance compared to objectives. Recommendations include stock options and RPSR grants which range from 0% to 200% of the established guidelines based on performance.

In 2007, a combination of both stock options and RPSRs were granted to the NEOs with approximately 40% of value delivered in the form of stock options and approximately 60% of value delivered in the form of RPSRs. This 40%/60% split determination was based upon analysis of market prevalence. The Company believes it is important to utilize performance-based units such as RPSRs in combination with stock options, as this long-term incentive combination focuses on creating shareholder value, not rewarding the executive.

Details on 2007 equity grants to the NEOs are provided in the Grants of Plan-Based Awards table.

Grant Date for Equity Awards

Historically, the annual grant cycle for nonqualified stock options and other equity awards occurs at the same time as salary increases and annual incentive grants. This typically occurs in February each calendar year. This timing allows management and the Committee to make decisions on three compensation components at the same time, utilizing a total compensation perspective. The Committee reviews and approves long-term incentive grants during its scheduled meeting and establishes the grant price based on the closing price of the stock on that day.

The 2007 grant was approved after the release of the Company's Form 10-K for 2006. This decision was made because the regularly scheduled Committee meeting occurred prior to the release of the Company's 10-K, and the Committee believes it is important to have the grant occur following the release of detailed financial information about the Company. This approach allows the stock price to be fully adjusted by the market based on any material information disclosed in the Company's 10-K. The Committee held a special meeting on February 28, 2007 to review and approve the long-term incentives for the NEOs and other employees of the Company, and the exercise price for options was equal to the closing price of the Company's stock on that day.

Stock Options

The Committee granted stock options to the NEOs on February 28, 2007. The officers were awarded non-qualified stock options with an exercise price equal to the closing price of the Company's common stock on the date of grant. Accordingly, those stock options will have value only if the market price of the common stock increases after that date. Stock options vest in 25% installments on the anniversary date of the grant and become fully vested after four years. Stock options expire ten years from the date of the grant.

Separately and pursuant to his employment offer, the Committee approved a grant of 40,000 stock options to Mr. Palmer with a strike price equal to the closing price on the date of his employment which was March 12, 2007.

Restricted Performance Stock Right (RPSRs) Awards

The Committee also granted RPSRs to the NEOs on February 28, 2007. An RPSR is a right to receive a share of Company stock on a specified future date conditioned upon continued employment and achievement of specified performance goals. RPSRs have a service restriction—that the recipient is an employee in active service at time of vesting—and a performance requirement linked directly to shareholder interests which must also be met.

Separately and pursuant to his employment offer, Mr. Palmer received an initial grant for calendar year 2007 of 20,000 RPSRs effective upon his hire date of March 12, 2007.

The objectives of the long-term incentive plan are to motivate and reward long-term value growth and align management decision making and actions with shareholder interests. In prior years, the RPSR awards were based on improvement in Economic Value Added (EVA®). In 2007, the Committee decided to use two metrics to encourage long-term value growth. The RPSR awards will be based on the growth and financial return performance of the company. Specifically, the return performance will be measured by the average cash flow return on investment (CFROI) and growth will be measured by cumulative pension-adjusted operating margin over the three-year period. The performance period for the RPSRs granted in February 2007 is January 1, 2007 through December 31, 2009.

CFROI is the average of the three annual CFROI performance levels, measured as the spread between the actual CFROI and the cost of capital (CoC). Operating margin is the cumulative amount delivered over the three-year period. The Committee and Management wanted to place equal emphasis on growth and returns; therefore, the final performance determination is an equally weighted sum of these two metrics. Target performance is based upon achieving median CFROI less CoC performance for peer Aerospace and Defense companies and achieving an 8% annual year-over-year growth in pension-adjusted operating margin, or equivalently a 26% total increase over the three-year period. The Committee evaluates RPSR performance requirements each year to ensure they are aligned with the Company's objectives.

The number of shares earned at the end of the performance period versus the number of RPSRs granted will be determined by Northrop Grumman's CFROI and operating margin performance. If Northrop Grumman's average CFROI and cumulative operating margin exceeds the target, more shares will be earned than granted and, conversely, if average CFROI and cumulative operating margin is lower than the target, fewer shares will be earned than granted. Shares that ultimately are vested and paid out to the executive can vary from 0% to 200% of the original number of shares granted. In addition to the shares, RPSRs earn a dividend equivalent if vested which equals the dividends that would have been earned during the performance period if the executive had actually owned the shares of Northrop Grumman stock. RPSRs may be paid in shares, cash or a combination of shares and cash. More details on the 2007 RPSRs grants to the NEOs are provided in the Grants of Plan-Based Awards Table.

Recently Completed RPSR Performance Period (2005 – 2007)

During the first quarter of each year, the Committee reviews the Company's financial performance achievement against established goals to determine payout multiples for RPSRs with a performance period that ended in the prior year. In general, the payout multiples are mathematically calculated and presented to the Committee for their review and approval. The Committee has full authority to make adjustments to the payout multiple if it determines such adjustment is warranted. For example, in instances where Company performance has been impacted by unforeseen events (natural disasters, significant acquisitions or divestitures, etc.), the Committee has used discretion in the past to modify the final awards. Individual performance is not considered as part of the final payout for the Long-Term Incentive Plan.

During the February 2008 meeting, the Committee reviewed the Company's EVA performance for the January 1, 2005 to December 31, 2007 performance period. EVA is a value-based metric that measures management's ability to generate value above the company's cost of capital. It is measured as the annual net operating profit after tax less a charge at the company's cost of capital rate for invested capital. The EVA goals were based on an expected improvement target and a performance interval that allows for EVA variability above or below market expectations. For 2007, a three-year EVA improvement of $194 million was required for target payout. The final EVA improvement of $415 million for the period 2005 through 2007 exceeded the target resulting in a final value above the EVA improvement goal. RPSRs were paid in shares, and dividend equivalents were paid in cash at the same time the shares were paid. The EVA performance approved by the Committee for this time period resulted in a RPSR award payout percentage of 149% out of 150%.

Restricted Stock Right (RSRs) Awards

During a special Committee meeting in February 2007, Mr. Palmer's employment offer and election as Corporate Vice President and Chief Financial Officer were presented to the Committee for approval. The offer included a grant of 40,000 RSRs to compensate for equity awards and other benefits Mr. Palmer forfeited upon his departure from his former employer. One quarter of these Special 2007 RSRs will vest upon each of the first, second, third and fourth anniversaries of his hire date which was March 12, 2007. These special RSRs are subject to all of the terms and conditions of the LTISP and of the Company's current standard grant certificate for RSR grants, except that in the event of Mr. Palmer's death, disability or qualifying termination (as the latter two are defined in the VP Severance Plan) prior to the vesting or other termination of the 2007 Special RSRs, any unvested portion shall fully vest as of the date of such death, disability or qualifying termination.

In September 2007, Mr. Seymour announced his retirement effective March 1, 2008. As an incentive to retain him for this period and ensure a smooth transition to his successor, the Committee approved prorated vesting of his May 2006 RSR grant effective on his date of retirement. On February 29, 2008, 10,000 RSRs (67%) were fully vested and paid out.

2008 Annual and Long-Term Incentive Strategy

New annual incentive targets were approved for certain elected officers at the Committee's September 2007 and February 2008 meetings, to be effective January 1, 2008. Some new targets were approved to be more consistent with median incentive targets found in the peer companies. The table below provides the 2008 incentive targets. In addition to the changes to the incentive targets, the Company recommended and Committee approved a reduction in the incentive plan opportunity from three times incentive target to two times incentive target which better aligns to market prevalence.

2008 Incentive Targets

Name	Title	2008 Target Payout %	Payout Range % of Salary
Ronald D. Sugar	Chairman & Chief Executive Officer	140%	0% - 280%
Wesley G. Bush	President & Chief Operating Officer	90%	0% - 180%
James F. Palmer	Corporate VP & Chief Financial Officer	75%	0% - 150%
Scott J. Seymour	Corporate VP & President, Integrated Systems	75%	0% - 150%
Jerry B. Agee	Corporate VP & President, Mission Systems	75%	0% - 150%
James R. O'Neill	Corporate VP & President, Information Technology	75%	0% - 150%

The Company implemented a new strategy to deliver long-term incentives effective with the 2008 grant. Value-based guidelines were applied to deliver long-term incentives that are consistent and competitive with the market, focusing on value delivered versus number of shares. Additionally, the delivery mix was changed to more closely match market data for the delivery of long-term incentives to NEOs. The new delivery mix is 50% of the value delivered in stock options and 50% of the value delivered in RPSRs. For 2008, the RPSR performance metrics include 50% weighting on Return on Net Assets (RONA) improvement and cumulative pension-adjusted operating margin. In addition, dividend equivalents were eliminated.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for its NEOs and other executives to further promote alignment of management and stockholder interests. These guidelines require that the CEO and other officers own Company stock denominated as a multiple of their annual salaries which can be accumulated over a five-year period from the date of hire or promotion into an officer position.

The Stock Ownership guidelines are as follows:

- CEO 7 x base salary
- President 5 x base salary
- Other Elected Officers 3 x base salary

Shares that satisfy the stock ownership guidelines include:

- Company stock owned outright by an officer
- Restricted Stock Rights (RSRs), whether or not vested
- Value of equivalent shares held in the Northrop Grumman Savings Plan or Northrop Grumman Financial Security and Savings Program

Stock options and unvested Restricted Performance Stock Rights (RPSRs) are not included in calculating ownership until they are converted to actual shares owned.

During its September 2007 meeting, the Committee performed its annual review of the ownership of all elected officers. All officers who have five or more years in their current position are compliant. Although Dr. Sugar and Mr. Bush have been in their roles for less than five years, they also exceed the current ownership guidelines.

Trading Windows

It is the policy of the Company that Officers and Directors may neither purchase or sell options of Northrop Grumman stock nor engage in short sales or margin trading with respect to Northrop Grumman common stock. Additionally they must trade within certain periods that are approved by the Company. Specifically, Elected Officers and certain other designated employees must comply with the following requirements:

- Refrain entirely from trading in "puts' and "calls" (publicly traded options to sell or buy stock) straddles, equity swaps or other derivative securities that are directly linked to Northrop Grumman stock.
- Do not engage in trading Northrop Grumman securities outside of "window periods" (such period generally begins on the third day following the date of release of the quarterly or annual statements of sales and earnings and ends on the thirtieth calendar day following such date.) The window period does not go into effect until the notice is issued.
- Do not trade in Northrop Grumman securities unless prior written notice of at least three business days is provided to the Corporate Vice President and General Counsel or the Office of the Secretary. From time to time such officers, directors, and employees may also be advised that no trading will be permitted until further notice.

Other Benefits

The NEOs are provided supplemental executive benefits in addition to those provided to all other employees. These supplemental benefits include supplemental pension plans, enhanced health and welfare benefits and the Special Officers Retiree Medical Plan (SORMP) offered at retirement.

With the exception of the Supplemental Retirement Plan (SRI), Dr. Sugar participates in the same benefit and compensation programs as the other NEOs. The SRI is provided to Dr. Sugar as the CEO as an enhanced benefit replacement during retirement in recognition of the unique roles and responsibilities of the CEO. Dr. Sugar's compensation and incentive targets are higher than other NEOs due to his level of higher accountability and responsibility as the CEO. This treatment is consistent with prevailing practices at other companies in the market.

Defined Benefit Retirement Plans

The Company maintains a tax-qualified defined benefit plan that covers the NEOs and the majority of the Company's workforce. Compensation, age and service factor into the amount of the benefits provided under the plan. Thus, the plan is structured to reward and retain employees of long service and recognize higher achievement levels as evidenced by increases in annual pay.

The Company maintains several supplemental defined benefit plans that cover the NEOs. These plans (1) provide benefits that would be provided under the tax-qualified plan but for limitations imposed by the Internal Revenue Code, (2) provide larger accruals for time served on the Corporate Policy Council in recognition of the higher levels of responsibility for such service, and (3) provide a minimum level of pension benefits to senior executives with a short period of service. Such benefits are common in the aerospace and defense industry.

Additional information on these defined benefit retirement plans is provided in the Pension Benefits Table.

Defined Contribution Savings Plans

The Company maintains a tax-qualified retirement savings plan that covers the NEOs and the majority of the Company's workforce. Participating employees may contribute amounts from their pay to the plan and the Company provides a matching contribution.

The Company maintains two supplemental savings plans that cover all eligible employees including the NEOs. The Savings Excess Plan allows the NEOs and all other eligible employees to defer compensation beyond the limits of the tax-qualified plan and receive a Company matching contribution. The NEOs and all other eligible employees may also defer compensation under the Deferred Compensation Plan. No Company match is provided under the Deferred Compensation Plan.

Additional information about the Savings Excess and Deferred Compensation plans is provided in the Nonqualified Deferred Compensation Table.

Perquisites

NEOs are eligible for certain executive perquisites linked to their position level that are consistent with market practices. In February 2007, the Committee and the Board eliminated reimbursement for vehicle expense and club memberships for the CEO and the other NEOs and provided a one-time $10,000 increase in salary to replace these reimbursements for the other NEOs. The Committee did not provide this additional $10,000 perquisite allowance for the CEO. All NEOs retained eligibility for remaining perquisites which include financial planning and income tax preparation. In addition, NEOs receive benefits which include executive physicals, personal liability insurance, and executive life and health insurance.

Use of Company Aircraft

In 2004 the Board of Directors determined that Dr. Sugar should avoid traveling by commercial aircraft for executive security and rapid availability; therefore, the Board of Directors directed that he utilize Company aircraft for all travel. If the CEO uses a Company plane for personal travel, income is imputed, grossed up and subject to the appropriate tax reporting according to IRS regulations. The Company's internal audit department periodically reviews the accounting for the CEO's personal use of the Company plane and the expense reports for other perquisites provided by the Company.

The Summary Compensation Table details the various perquisites provided to the NEOs in 2007.

Severance and Change in Control Benefits

The Company has an established severance plan for elected officers as well as a change-in-control severance plan. These plans fit into the Company's overall compensation objectives by providing market competitive provisions which are intended to ensure the interests of shareholders are achieved. However, these provisions address unusual, one-time events outside the scope of normal duties; they generally have not been taken into account in determining other elements of compensation for the NEOs.

The Company's Severance Plan for Elected and Appointed Officers was approved by the Committee effective August 1, 2003 and offers severance to officers who qualify and are approved to receive such treatment. This plan was designed to provide severance protection to executives for a period of time following termination. Generally executives are unemployed for a time period following a termination, and the purpose of the severance plan was to help bridge an executive's income and health coverage during this period.

When the plan was implemented, plan provisions were determined based on market prevalence along with the intent of providing reasonable income and benefits following a termination. In general, benefits are consistent with median severance multiples and benefit continuation periods in the market. The benefit periods correspond to an anticipated period of time for the executive to obtain other employment.

The Committee reviewed and approved the Company's change in control ("CIC") severance program which was effective March 1, 2004. Prior to this date, all officers were covered by the Company's change-in-control plans; however, it was determined the Company should limit the number of participants to those executives who have substantial influence to maximize shareholder value during a potential takeover and are in positions at risk of termination following the transaction.

When the plan was implemented, plan provisions were determined based on prevalent market data. A competitive level of CIC benefits was established by performing a study of similarly sized general industry and aerospace companies, focusing on the following elements of CIC severance programs: participation, window period, triggering event for severance, definition of pay used for calculating severance, pro-rata bonus definition, health and welfare benefit continuation period, provisions for acceleration of equity vesting, additional age and service pension credits, provisions on reimbursement of excise tax, and the definition of a CIC for the triggering event. Based on the assessment of the above data, a market competitive level of CIC benefits was established.

The program provides compensation and benefits for a reasonable period if these executives are terminated as a result of a change in control. The plan also serves to retain key executives during uncertain times surrounding an acquisition. It allows executives to remain focused on managing the Company in the best interests of its shareholders and helps mitigate the executive's concern of post-acquisition termination. The goal of this program is to properly align executive and shareholder interests and motivate appropriate behavior during a potential change in control.

The Committee has taken an active role in the review of the change-in-control severance plans and will now conduct an annual review of the plan to determine appropriateness to market conditions and prevalence.

Additional information on the benefits provided under the severance and change-in-control plans is provided in the Severance/Change-in-Control section of the tables.

Summary Compensation Table

2007 Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (4) ($)	All Other Compensation (5) ($)	Total ($)
Ronald D. Sugar . . .	2007	1,510,577	0	8,624,672	3,621,268	3,090,000	3,035,303	700,984	20,582,804
Chairman and Chief Executive Officer (6)	2006	1,433,654	0	8,479,925	3,731,789	3,132,000	4,461,509	416,857	21,655,734
Wesley G. Bush . . .	2007	877,501	0	3,398,306	774,523	1,500,000	888,848	195,326	7,634,504
President and Chief Operating Officer	2006	726,443	300,000	2,617,262	770,650	1,300,000	881,164	152,546	6,748,065
James F. Palmer . . . Corporate Vice President and Chief Financial Officer (6)(7)	2007	579,519	747,834	1,179,673	132,960	365,500	2,041,700	421,244	5,468,430
Scott J. Seymour . . .	2007	612,308	0	2,805,593	814,608	800,000	1,279,066	167,222	6,478,797
Corporate Vice President and President, Integrated Systems	2006	570,384	0	2,404,937	1,057,033	770,000	1,092,145	175,443	6,069,942
Jerry B. Agee (7) . . . Corporate Vice President and President, Mission Systems	2007	548,462	0	1,564,413	640,594	730,000	995,869	150,702	4,630,040
James R. O'Neill . . .	2007	552,308	0	1,816,893	516,546	600,000	274,297	140,278	3,900,322
Corporate Vice President and President, Information Technology	2006	516,154	0	1,521,533	567,881	680,000	241,310	218,521	3,745,399

Footnotes:

(1) Pursuant to his March 12, 2007 offer letter, in 2007 Mr. Palmer received the first of three installments ($233,334) of a signing bonus and a guaranteed minimum bonus of $514,500. In 2006, Mr. Bush received the final retention bonus payment described in his Employment Continuation Agreement with TRW, Inc. This agreement expired on December 31, 2006.

(2) For assumptions used in calculating these numbers, see the discussion in Footnote 19 of the Company's Form 10-K for the fiscal years ended December 31, 2006 and December 31, 2007, adjusted to exclude estimated forfeitures.

(3) The amounts in this column were paid under the Company's annual bonus plan during 2008 and 2007 based on performance achieved during the prior year, as described in the Compensation Discussion and Analysis. Mr. Palmer's amount is reduced to recognize the guaranteed minimum amount payable for 2007, reported in Item 1 above.

(4) There were no above-market earnings in the nonqualified deferred compensation plans (see the description of these plans under the Nonqualified Deferred Compensation table). The amounts in this column relate solely to the increased present value of the executive's pension plan benefits (see the description of these plans under the Pension Benefits table).

(5) The 2007 amount listed in this column for Dr. Sugar includes medical, dental, life and disability premiums ($40,923), company contributions to Northrop Grumman defined contribution plans ($136,706), vehicle allowance and operating costs, personal liability insurance, security costs at his residence, personal and dependent travel including company aircraft pursuant to the Board of Directors' requirement for executive security reasons and rapid availability ($386,351), tax gross on personal use of company aircraft and other expenses ($19,729), and cash out adjustment for prior years relating to accrued but unused vacation ($110,000).

The 2007 amount listed in this column for Mr. Bush includes medical, dental, life and disability premiums ($41,052), company contributions to Northrop Grumman defined contribution plans ($77,334), vehicle allowance and operating costs, financial planning/income tax preparation, personal liability insurance, security costs at his personal residence, personal and dependent travel including company aircraft ($43,782), and tax gross up on personal use of company aircraft and other expenses ($8,615).

The 2007 amount listed in this column for Mr. Palmer includes medical, dental, life and disability premiums ($31,214), company contributions to Northrop Grumman defined contribution plans ($7,982), financial planning/income tax preparation, personal liability insurance, relocation and housing expenses ($188,750), personal and dependent travel including company aircraft ($22,423), tax gross up on relocation, housing, personal use of company aircraft and other expenses ($130,650), and legal fees related to his offer letter ($25,180).

The 2007 amount listed in this column for Mr. Seymour includes medical, dental, life and disability premiums ($41,686), company contributions to Northrop Grumman defined contribution plans ($54,927), vehicle allowance and operating costs, financial planning/income tax preparation, club membership dues, personal liability insurance, personal and dependent travel including company aircraft ($23,980), and tax gross up on relocation, housing, personal use of company aircraft and other expenses ($15,288).

The 2007 amount listed in this column for Mr. Agee includes medical, dental, life and disability premiums ($36,494), company contributions to Northrop Grumman defined contribution plans ($50,258), vehicle allowance and operating costs, financial planning/income tax preparation, club membership dues, personal liability insurance, security costs at his personal residence, rent/expenses for apartment ($25,200), personal and dependent travel including company aircraft ($5,713), and tax gross up on personal use of company aircraft, rent/expenses for apartment and other expenses ($20,117).

The 2007 amounts listed in this column for Mr. O'Neill include medical, dental, life and disability premiums ($40,535), company contributions to Northrop Grumman defined contribution plans ($9,000), vehicle allowance and operating costs, financial planning/income tax preparation, club membership dues, personal liability insurance, security costs at his personal residence, rent/expenses for apartment ($52,881), and tax gross up for use of company aircraft, rent/expenses for apartment and other expenses ($29,582).

Method for Calculating Perquisite Value

The following method was used to calculate the value of personal use of Company aircraft described in the paragraphs above. The Company calculates the incremental cost of each element, which includes trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contract costs, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown, and other smaller variable costs. Fixed costs that would be incurred in any event to operate Company aircraft (e.g., aircraft purchase costs, maintenance not related to personal trips, and flight crew salaries) are not included. The amount related to the loss of tax deduction to the Company on account of personal use of corporate aircraft under new tax rules is not included.

(6) Under the terms of his employment agreement, Dr. Sugar is entitled to a minimum annual salary of $1.1 million. He is also entitled to perquisites no less favorable than those provided to any other elected officer, and benefits upon termination as described in the Severance/Change in Control section. Under the terms of his offer letter, Mr. Palmer is entitled to a minimum annual salary of $735,000 which includes certain perquisites. He is also entitled to equity grants and other perquisites no less favorable than those provided to any other elected officer.

(7) Mr. Palmer's employment began on March 12, 2007; therefore, data for 2006 is not applicable. Mr. Agee was not a named executive officer for the 2007 proxy; therefore, data for 2006 is not applicable.

2007 Grants of Plan-Based Awards

		2007 Grants of Plan-Based Awards									
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name & Principal Position	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($) (5)
Ronald D. Sugar	2/21/07	0	1,982,500	5,947,500							
Chairman and	2/28/07				0	83,600	167,200				7,808,658
Chief Executive Officer	2/28/07								254,000	71.85	4,123,182
Wesley G. Bush	2/21/07	0	801,000	2,403,000							
President and	2/28/07				0	32,000	64,000				2,988,960
Chief Operating Officer	2/28/07								64,000	71.85	1,038,912
James F. Palmer	3/12/07	0	514,500	1,543,500							
Corporate Vice President and	3/12/07				0	20,000	40,000				1,919,320
Chief Financial Officer	3/12/07							40,000			2,952,800
	3/12/07								40,000	73.82	671,800
Scott J. Seymour	2/21/07	0	434,000	1,302,000							
Corporate Vice President and	2/28/07				0	20,000	40,000				1,868,100
President, Integrated Systems	2/28/07								40,000	71.85	649,320
Jerry B. Agee	2/21/07	0	392,000	1,176,000							
Corporate Vice President and	2/28/07				0	20,000	40,000				1,868,100
President, Mission Systems	2/28/07								40,000	71.85	649,320
James R. O'Neill	2/21/07	0	392,000	1,176,000							
Corporate Vice President and	2/28/07				0	18,000	36,000				1,681,290
President, Information Technology	2/28/07								36,000	71.85	584,388

Footnotes:

(1) Amounts in these columns show the range of payouts that was possible under the Company's annual bonus plan based on performance during 2007, as described in the Compensation Discussion and Analysis. The actual bonus amounts that were paid in 2008 based on 2007 performance are shown in the Summary Compensation Table above in the column titled "Non-Equity Incentive Plan Compensation." The target incentive award for Mr. Palmer is the guaranteed minimum award he would receive according to the terms of his offer letter.

(2) These amounts relate to Restricted Performance Stock Rights (RPSRs) granted in 2007 under the 2001 Long-Term Incentive Stock Plan. Each RPSR represents the right to receive a share of the Company's common stock upon vesting of the RPSR. The RPSRs may be earned based on the Company's Operating Margin (OM) and Cash Flow Return on Investment (CFROI) performance over a three-year performance period commencing January 1, 2007 and ending December 31, 2009. The payout may range from 0% to 200% of the rights awarded. Dividend equivalents for earned RPSRs are accumulated and distributed at the end of the performance period. Earned RPSRs and dividend equivalents may be paid in shares, cash or a combination of shares and cash. An executive must remain employed through the performance period to earn an award, although pro-rata vesting results if employment terminates earlier due to retirement, death or disability. See the Severance/Change in Control section for treatment of RPSRs in these situations and upon a change in control.

(3) These amounts relate to Restricted Stock Rights (RSRs) granted in 2007 under the 2001 Long-Term Incentive Stock Plan. Each RSR represents the right to receive a share of the Company's common stock upon vesting of the RSR. An executive must remain employed through the vesting period (25% installments on the first four anniversaries of the grant date and become fully vested after four years for Mr. Palmer's RSRs) to earn an award, although full vesting results from death or disability or qualifying termination. See the Severance/Change in Control section for treatment of RSRs in these situations and upon a change in control. Earned RSRs may be paid in either shares or cash.

(4) These amounts relate to non-qualified stock options granted in 2007 under the 2001 Long-Term Incentive Stock Plan. The exercise price for the options equals the closing price of the Company's common stock on the date of grant. The options vest in 25% installments on the first four anniversaries of the grant date and become fully vested after four years. The options may also vest upon a change in control under certain circumstances, and a portion of the options may vest upon termination due to retirement, death or disability (see more on these issues in the Severance/Change in Control section). The options expire ten years from the date of the grant. No dividends or dividend equivalents are payable with respect to the options.

(5) For assumptions used in calculating these numbers, see the discussion in Footnote 19 of the Company's Form 10-K for the fiscal year ended December 31, 2007, adjusted to exclude forfeitures. Restricted Performance Stock Rights (RPSRs) are valued based on number of shares at performance target (see Footnote No. 2).

Outstanding Equity Awards at 2007 Fiscal Year-End

Name & Principal Position	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (#)	Number of Shares or Units of Stock that Have Not Vested (3) ($)	Market Value of Shares or Units of Stock that Have Not Vested (4) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested (6) ($)
Ronald D. Sugar	0	254,000	0	71.85	2/28/17	0	0	83,600	6,698,032
Chairman and Chief	56,250	168,750	0	65.10	2/15/16	0	0	112,500	9,144,000
Executive Officer	187,500	62,500	0	52.49	6/14/14	0	0	100,000	8,229,000
	200,000	0	0	47.11	8/20/13	0	0	0	0
	100,000	0	0	46.65	2/19/13	0	0	0	0
	110,000	0	0	57.40	8/20/12	0	0	0	0
	60,000	0	0	48.50	9/19/11	0	0	0	0
	40,000	0	0	39.28	8/15/11	0	0	0	0
Wesley G. Bush	0	64,000	0	71.85	2/28/17	40,000	3,145,600	32,000	2,563,840
President and Chief	13,500	40,500	0	65.10	2/15/16	30,000	2,359,200	27,000	2,194,560
Operating Officer	33,750	11,250	0	52.49	6/14/14	0	0	24,000	1,974,960
	40,000	0	0	47.11	8/20/13	0	0	0	0
	50,000	0	0	47.18	12/18/12	0	0	0	0
	25,714 (2)	0	0	54.11	4/26/10	0	0	0	0
	7,500 (2)	0	0	46.67	2/10/09	0	0	0	0
	4,286 (2)	0	0	49.85	2/11/08	0	0	0	0
James F. Palmer ..... Corporate Vice President and Chief Financial Officer	0	40,000	0	73.82	3/12/17	40,000	3,145,600	20,000	1,602,400
Scott J. Seymour	0	40,000	0	71.85	2/28/17	30,000	2,359,200	20,000	1,602,400
Corporate Vice	12,500	37,500	0	65.10	2/15/16	15,000	1,179,600	25,000	2,032,000
President and	30,000	10,000	0	52.49	6/14/14	0	0	24,000	1,974,960
President, Integrated	20,000	0	0	47.11	8/20/13	0	0	0	0
Systems	40,000	0	0	57.40	8/20/12	0	0	0	0
Jerry B. Agee	0	40,000	0	71.85	2/28/17	0	0	20,000	1,602,400
Corporate Vice	10,000	30,000	0	65.10	2/15/16	0	0	20,000	1,625,600
President and	9,000	9,000	0	55.86	9/19/15	0	0	8,100	666,549
President, Mission	9,000	3,000	0	52.49	6/14/14	0	0	6,000	493,740
Systems	12,000	0	0	47.11	8/20/13	0	0	0	0
	8,572 (2)	0	0	34.54	2/19/12	0	0	0	0
	16,072 (2)	0	0	54.11	4/25/10	0	0	0	0
	1,608 (2)	0	0	46.67	2/9/09	0	0	0	0
James R. O'Neill	0	36,000	0	71.85	2/28/17	0	0	18,000	1,442,160
Corporate Vice	10,000	30,000	0	65.10	2/15/16	0	0	20,000	1,625,600
President and	18,000	9,000	0	52.49	6/14/14	0	0	24,000	1,974,960
President,	9,000	0	0	47.11	8/20/13	0	0	0	0
Information	4,500	0	0	57.40	8/20/12	0	0	0	0
Technology	4,500	0	0	54.38	3/18/12	0	0	0	0

Footnotes:

(1) Except as described in note (2), options vest at a rate of 25% per year on the grant's anniversary date over the first four years of the ten-year option term.

(2) These options were originally awarded by TRW and converted to Northrop Grumman options as part of the acquisition. They init ally vested at a rate of 33% per year over the first three years of the ten-year option term. However vesting was accelerated due to the acquisition and they fully vested on December 11, 2002. All converted options retain their original expiration date.

(3) Outstanding Restricted Stock Rights (RSRs) vest as follows: 40,000 outstanding for Mr. Bush vest on May 16, 2010; 30,000 outstanding for Mr. Bush vest on February 17, 2008; 15,000 outstanding for Mr. Seymour vest on May 16, 2009 (the Committee approved special retirement treatment; therefore, 10,000 vest on February 29, 2008); 30,000 outstanding for Mr. Seymour vest on February 17, 2008; 40,000 outstanding for Mr. Palmer vest 25% on each anniversary of his hire date (March 12) over four years.

(4) Based on closing price of Company's stock on December 31, 2007 of $78.64.

(5) These are target numbers for Restricted Performance Stock Rights (RPSRs). The first RPSR for each NEO vests based on performance for the three-year cycle ending on December 31, 2009, the second based on performance for the three-year cycle ending on December 31, 2008, and the third based on performance for three-year cycle ending on December 31, 2007. The third and fourth grants for Mr. Agee represent an appointed officer grant and a true-up grant awarded when he became an elected officer, both based on performance for the three-year cycle ending on December 31, 2007.

(6) Based on closing price of Company's stock on December 31, 2007 of $78.64 for target RPSRs plus unvested dividend equivalents on target RPSRs at such time. The Company pays dividend equivalents on RPSRs that ultimately vest based on actual dividends declared while the award is outstanding. The following per-share dividend equivalent amounts are based on dividends declared from the grant of an RPSR until the end of 2007:

- For RPSRs with performance cycle ending December 31, 2009, $1.48.
- For RPSRs with performance cycle ending December 31, 2008, $2.64.
- For RPSRs with performance cycle ending December 31, 2007, $3.65.

2007 Option Exercises and Stock Vested

2007 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name & Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ronald D. Sugar Chairman and Chief Executive Officer	0	0	150,000	11,293,500
Wesley G. Bush President and Chief Operating Officer	0	0	30,000	2,258,700
James F. Palmer Corporate Vice President and Chief Financial Officer	0	0	0	0
Scott J. Seymour Corporate Vice President and President, Integrated Systems	0	0	30,000	2,258,700
Jerry B. Agee Corporate Vice President and President, Mission Systems	2,144	69,937	16,050	1,208,405
James R. O'Neill Corporate Vice President and President, Information Technology	0	0	20,250	1,524,623

2007 Pension Benefits

2007 Pension Benefits

Name & Principal Position	Plan Name	Number of Years Credited Service(#)	Present Value of Accumulated Benefit (1) ($)	Payments During Last Fiscal Year ($)
Ronald D. Sugar (2)	SRI	N/A (3)	2,828,229	0
Chairman and Chief	CPC SERP	6.00 (4)	5,492,374	0
Executive Officer	ERISA 2	6.00	5,235,933	0
	Northrop Grumman Pension Plan	6.00	256,441	0
	Litton SERP	0.75	1,489,657	0
	Litton Restoration Plan	0.75	499,868	0
	Northrop Grumman Retirement Plan "B"	1.58	31,326	0
	Northrop Grumman SRIP	19.42	12,821,405	0
	Northrop Grumman S&MS Salaried Pension Plan	19.42	642,604	0
Wesley G. Bush	CPC SERP	20.67	1,174,900	0
President and Chief	ERISA 2	5.00	1,297,103	0
Operating Officer	Northrop Grumman Pension Plan	5.00	153,990	0
	Northrop Grumman SRIP	15.67	1,584,943	0
	Northrop Grumman S&MS Salaried Pension Plan	15.67	233,010	0
James F. Palmer	CPC SERP	0.83	46,973	0
Corporate Vice	ERISA 2	0.83	42,069	0
President and	Supplemental Retirement Replacement Plan	N/A	1,930,358	77,688
Chief Financial Officer	Northrop Grumman Pension Plan	0.83	22,300	0
Scott J. Seymour	CPC SERP	6.08	1,405,051	0
Corporate Vice	ERISA 2	24.58	4,559,291	0
President and President, Integrated Systems	Northrop Grumman Pension Plan	24.58	1,205,608	0
Jerry B. Agee	CPC SERP	20.92	1,196,080	0
Corporate Vice	Northrop Grumman SRIP	20.92	1,769,922	0
President and President, Mission Systems	Northrop Grumman S&MS Salaried Pension Plan	20.92	649,880	0
James R. O'Neill	CPC SERP	3.67	308,368	0
Corporate Vice	ERISA 2	5.83	449,874	0
President and President, Information Technology	Northrop Grumman Pension Plan	5.83	110,976	0

Footnotes:

(1) The pension values included in this table are the current, or present, value of the benefits expected to be paid in the future. They do not represent actual lump sum values that may be paid from a plan. The amount of future payments is based on the current accrued pension benefit as of December 31, 2007. Pursuant to the SEC disclosure rules, the actuarial assumptions used to calculate amounts for this table are the same as those used for Northrop Grumman's financial statements. All pension values are determined assuming the NEO works until the specified retirement age, which is the earliest unreduced retirement age (as defined in each plan.).

(2) After the 2007 proxy was filed, the coordination of the offsets for the various pension plans listed above was clarified. The clarification did not affect the total benefit to be paid; it merely shifted payment from one plan to another. Dr. Sugar was one of the participants who were affected. His benefits payable from the Northrop Grumman Space & Mission Systems Salaried Pension Plan ("NG S&MS SPP") and Northrop Grumman SRIP ("SRIP") were increased, while a corresponding decrease occurred in his benefits payable from the Corporate Policy Council Supplemental Executive Retirement Program ("CPC SERP") and Northrop Supplemental Retirement Income Program for Senior Executives ("SRI"). These shifts are reflected in the Pension Benefits Table. In addition, pursuant to the SEC disclosure rules, each plan uses its own retirement assumptions for purposes of calculating the present value disclosed in the proxy tables. Due to differences in these plan assumptions, there is a $152,636 reduction in the value of accumulated benefits reported for Dr. Sugar in the 2006 Pension Benefits Table. This adjustment is reflected in the 2007 Summary Compensation Table

(3) This is an age-based plan; therefore, years of service are not applicable.

(4) When the CPC SERP benefit provides a lesser benefit than the Officers Supplemental Executive Retirement Plan ("OSERP") formula, all years of service covered by the OSERP are counted; therefore, the prior year's proxy reported 25.92 years of service for Dr. Sugar. In 2007, the CPC SERP provides the better benefit so only years of service in the CPC SERP are reflected.

GENERAL EXPLANATION OF THE TABLE

The Company is part of an industry that has a long tradition of offering pension benefits to employees. Through acquisitions, the Company has acquired numerous pension plans applying to different groups of employees. And through changes in employment, individual employees may be covered by several different pension plans. Legally, the accrued pension benefit cannot be changed or taken away, so all of these historical pension plans must be maintained. This background is helpful to keep in mind when reviewing the following footnotes.

Pension plans provide income for periods of retirement as well as benefits in special circumstances including death and disability. In general, the plans are structured to reward and retain employees of long service and recognize higher achievement levels as evidenced by increases in annual pay. The term "qualified plan" generally means a plan that qualifies for favorable tax treatment under Internal Revenue Code section 401. 401(k) and traditional pension plans are examples of qualified plans. Qualified plans apply to a broad base of employees. The term "nonqualified plan" generally means a plan that is limited to a specified group of management personnel. The non-qualified plans supplement the qualified plans and (1) provide benefits that would be provided under the Company's qualified plans but for limitations imposed by the Internal Revenue Code, (2) provide larger accruals for time served on the Corporate Policy Council in recognition of the higher levels of responsibility for such service, and (3) provide a minimum level of pension benefits to senior executives with a short period of service.

The amounts in the table are based on the specific provisions of each plan. There are two basic types of pension benefits reflected in the table: non-cash balance type benefits and cash balance type benefits. The various benefits are described in more detail below. For purposes of the amounts in the table: non-cash balance type benefits are determined based on the annual pension earned as of December 31, 2007, and include any supplemental payments. Cash balance type benefits are based on the account balance as of December 31, 2007, plus a future investment credit, converted to an annuity using the applicable conversion factors.

Mr. Bush, Mr. Palmer, Mr. Seymour and Mr. O'Neill participate in the Northrop Grumman Pension Plan ("NGPP"), the Northrop Grumman ERISA Supplemental Plan ("ERISA 1"), and the Northrop Grumman Supplemental Plan 2 ("ERISA 2"). Dr. Sugar participates in the NGPP and the ERISA 2. Mr. Agee participates in the NG S&MS SPP and the SRIP. Each NEO also participates in the CPC SERP. In addition to these plans,

Dr. Sugar participates in the SRI. Dr. Sugar and Mr. Bush also have certain benefits from historical qualified and nonqualified plans in which they previously participated. Mr. Palmer has certain benefits that make him whole for benefits forfeited as a result of his employment with the Company.

The change in pension values shown in the Summary Compensation Table includes the effect of:

- an additional year of service from December 31, 2006 to December 31, 2007;
- changes in eligible pension pay;
- changes in applicable pay cap limits; and
- changes in actuarial assumptions.

DESCRIPTION OF QUALIFIED PLANS USED FOR TABLE CALCULATIONS

Northrop Grumman Pension Plan (NGPP) and Northrop Grumman Space & Mission Systems Salaried Pension Plan (NG S&MS SPP)

These two plans are part of the Northrop Grumman Pension Program ("Program"). The general benefit structure of plans within the Program is similar except for the historical benefit formulas, the transition benefit formulas and the timing of the transition period, all of which are described below.

The Program is a group of a defined benefit pension plans qualified under Internal Revenue Code section 401. The Program provides up to three component pieces of benefits depending on when a participant is hired and terminates. The following chart illustrates the component pieces of the Program benefit (described in more detail after the chart):

		Part B **(5-Year Transition Benefit)** Benefit based on a formula similar to the one under the historical plan formula during the transition period				
Part A Benefit under the historical plan formula before the transition period	+	***or*** ***(if greater)***	+	**Part D** Benefit under the cash balance formula after the transition period	=	**Pension Benefit**
		Part C **(5-Year Transition Benefit)** Benefit under the cash balance formula during the transition period				

The components are the historical benefit (the Part A benefit), the transition benefit (the greater of the Part B benefit or the Part C benefit) and the cash balance benefit (the Part D benefit). Certain groups such as the Northrop Grumman Retirement Value Plan ("RVP") participants are not eligible for the transition benefit and only receive up to two benefit pieces: the historical benefit (Part A benefit) and the cash balance benefit (Part C benefit). Eligible employees who joined the Program after the transition date associated with their pension plan accrue only the cash balance benefit (Part D) from their date of participation.

The qualified benefit for each NEO except Mr. Palmer and Mr. O'Neill is the sum of these three benefits (Part A + Part B or C + Part D). Mr. O'Neill is an RVP participant, so he receives the sum of two benefits (Part A benefit + Part D benefit) Mr. Palmer joined the Program after the transition period ended, so he receives only a Part D benefit.

The transition period for the NGPP is July 1, 2003 through June 30, 2008. The NG S&MS SPP transition period is January 1, 2005 through December 31, 2009. During the transition period, each eligible participant earns the greater of (i) the benefit calculated under a formula similar to his or her historical plan (Part B) or (ii) the cash balance formula benefit (Part C).

The Program's cash balance formula (Part D benefit) uses a participant's points (age plus years of service) to determine a pay-based credit amount (a percentage of eligible pay) on a monthly basis. Interest is credited monthly on the amount in the participant's hypothetical individual account. At normal retirement age, a participant's balance in the hypothetical account is converted into an annuity payable for life, using factors specified in the Program. There are various forms of annuities from which the participant can choose, including a single life annuity or a joint-and-survivor annuity.

Specific Elements of the Program

The following paragraphs describe specific elements of the Program in more detail.

- ***Formulas Under Historical Plans:***
  - *Northrop Grumman Retirement Plan (NGRP).* The NGRP is a sub-plan of the NGPP. It provides a benefit equal to years of benefit service multiplied by final average pay (as limited by Code section 401(a)(17)) multiplied by 1.6667%. Final average pay is the average of the highest-paid three completed plan years during the greater of (i) the last ten consecutive years of participation, or (ii) all consecutive years of participation since January 1, 1997.
  - *Northrop Grumman Space & Mission Systems Salaried Pension Plan (NG S&MS SPP).* The NG S&MS SPP provides a benefit equal to years of benefit service (maximum of 35) multiplied by final average pay (as limited by Code section 401(a)(17)) multiplied by 1.5% reduced by years of benefit service (maximum of 35) multiplied by the lesser of final average pay and Covered Compensation multiplied by 0.4%. Participants with more than 35 years of benefit service receive an additional benefit of 1.33% multiplied by years of benefit service in excess of 35 multiplied by final average pay. Participants hired prior to January 1, 2000 are eligible for a pre-age 62 supplemental benefit equal to the reduction stated above. This supplemental benefit is paid to those who retire prior to age 62, with payments ceasing at age 62. Final average pay is the highest average of the 5 consecutive plan years of eligible earnings. Covered Compensation is the 35-year average of Social Security Wage Bases (SSWB) through Social Security Normal Retirement Age assuming no change in SSWB from the year of termination.
  - *Northrop Grumman Retirement Value Plan (RVP).* The RVP is a sub-plan of the NGPP. It provides a benefit equal to the participant's accrual under a cash balance formula using a hypothetical account value that grows with credits based on age, total service, compensation, and interest.
- ***Cash Balance Formula.*** Table 1 shows the current percentage of pay credit specified at each point level for Dr. Sugar, Mr. Bush and Mr. Seymour. Interest is credited monthly based on the 30-year Treasury bond rate. Because they are covered by a different cash balance formula, the percentage of pay credit for Mr. Palmer, Mr. Agee and Mr. O'Neill is 1.5% less than the Table 1 amount at all point levels for both all eligible pay and for eligible pay in excess of the SSWB.

Table 1

Points (attained age and total service)	Credit Amount	
	All Eligible Pay	Eligible Pay in Excess of Social Security Wage Base
Under 25	6.0%	6.0%
25 to 34	6.5%	6.0%
35 to 44	7.0%	6.0%
45 to 54	7.5%	6.0%
55 to 64	8.0%	6.0%
65 to 74	8.5%	6.0%
75 to 84	9.0%	6.0%
Over 84	9.5%	6.0%

- ***Vesting.*** As of December 31, 2007, each NEO except Mr. Palmer has a nonforfeitable right to receive retirement benefits, which is payable upon early (if eligible) or normal retirement, as elected by the NEO.
- ***Form of Benefit.*** The standard form of benefit is an annuity payable for the life of the participant. At normal retirement the annuity for the cash balance formula is equal to the accumulated account balance divided by 9. The annuity for the historical RVP cash balance formula is equal to the accumulated account balance divided by a lump sum conversion factor designated under IRS section 417(e). Other annuity options may be elected; however, each of them is actuarially equivalent in value to the standard form. A few historical benefits (Part A) also allow a lumps sum form of distribution to be elected.
- ***Pay.*** Pay for purposes of the final average pay and the cash balance formulas is basically salary plus the annual cash bonus.
- ***Normal Retirement.*** Normal retirement means the benefit is not reduced for early commencement. It is generally specified in each formula: age 65 for the NGRP formula, the later of age 65 and five years of participation for the NG S&MS SPP formula, the earlier of age 65 and five years of vesting service for the historical RVP formula and the later of age 65 and five years of vesting service for the cash balance formula.
- ***Early Retirement.*** Early retirement eligibility occurs when the participant attains both age 55 and completes 10 years of service (5 years for the NG S&MS SPP formula). Early retirement benefits under both the historical and cash balance formulas may be reduced for commencement prior to normal retirement. This is to reflect the longer period of time over which the benefit will be paid. Each of the NEOs except Mr. Palmer and Mr. O'Neill is eligible for early retirement under the NGPP and for an unreduced early retirement benefit under the cash balance formula.

DESCRIPTION OF NONQUALIFIED PLANS USED FOR TABLE CALCULATIONS

ERISA 1 and ERISA 2 (Collectively the "ERISA Plans") and SRIP Components Included in Present Values

ERISA 1 is a nonqualified plan. It provides benefits that would have been paid under the NGPP but for the Code section 415 limit on the annual benefit that may be paid under a qualified plan. ERISA 2 is a nonqualified plan which provides benefits that would have been paid under the NGPP but for the Code section 401(a)(17) limit on the amount of compensation that may be taken into account under a qualified plan. ERISA 2 also provides benefits based on compensation deferred under a Company deferred compensation plan, because such deferrals are not included as compensation under the qualified plans. Benefits under the ERISA Plans are subject to a general limitation of 60% of final average pay (if applicable, reduced for early retirement according to the rules of the NGPP) for all Company pension benefits. Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option. Reductions for early retirement apply in the same manner as under the NGPP.

The SRIP provides benefits that would have been paid under the NG S&MS SPP but for the Code section 415 limit on annual benefits and the Code section 401(a)(17) limit on the amount of qualified plan compensation. The SRIP also provides benefits based on compensation deferred under the Northrop Grumman deferred compensation plan because such deferrals are not included as compensation under the qualified plans. Benefits under the SRIP are subject to a general limitation of 60% of final average pay (if applicable, reduced for early retirement according to the rules of the SRIP) for all Company pension benefits. Optional forms of payment are generally the same as those from the qualified plan, plus annual installment options from 2 to 10 years. Reductions for early retirement apply in the same manner as under the NG S&MS SPP.

CPC SERP

Each NEO is eligible to participate in the CPC SERP which provides a pension equal to the greater of an amount accrued under the CPC SERP formula or the benefit calculated using the Officers Supplemental Executive Retirement Program ("OSERP") provisions. The CPC SERP formula is 3.3334% of final average pay (as defined under the NGRP) for each year or portion thereof that the participant has served on the Corporate Policy Council, less any other Company pension benefits accrued for the same service.

CPC SERP participants will also have their benefits calculated under the OSERP formula and if it results in a greater amount, the benefit under the OSERP formula will be provided. The OSERP provides a total pension benefit equal to a percentage of final average pay (as defined under the NGRP) where the percentage is determined by the following formula: 2% for each year of service up to 10 years, 1.5% for each subsequent year up to 20 years, and 1% for each additional year over 20 and less than 45, less any other Company pension benefits. In the OSERP formula, all years of service with the Company are used to determine the final percentage.

The pension benefits for Mr. Bush and Mr. Agee under the CPC SERP are based on the OSERP formula because it provides the larger of the two benefits.

The total accrual percentage under the CPC SERP cannot exceed the percentage necessary for the participant to receive an annuity of 60% of final average pay as defined under the NGRP (if applicable, reduced for early retirement according to the rules of the NGPP) when all pension benefits are taken in total. Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option.

Normal Retirement: Age 65.

Early Retirement: The later of the first day of the month following termination or the commencement of the participant's qualified plan benefit. Benefits are reduced by the smaller of 2.5% for each year between retirement age and age 65, or 2.5% for each point less than 85 at retirement.

SRI Benefits Included in Present Values

Dr. Sugar currently participates in the SRI. The gross amount of the supplemental benefit under the SRI is calculated as the greater of (1) the participant's benefits under the NGPP and the ERISA 2 Plan or (2) a fixed percentage of the participant's final average pay (as defined under the NGRP) equal to 30% at age 55, increasing 4% for each year up to and including age 60, and increasing 2% for each year beyond age 60 to 65. However, in no event will the gross SRI benefit exceed 60% of the participant's final average pay as defined under the NGRP. In all cases, the gross SRI benefit is reduced by the amount of other Company pension benefits. Thus, the net SRI benefit is less than the gross amount. Optional forms of payment are generally the same as those from the qualified plan, plus a 13-month delayed lump sum option.

Frozen Historical Plan Benefits

As noted above, certain NEOs also have benefits under one or more additional plans. Except where expressly provided otherwise, all values below are expressed in the form of an annual single life annuity and the NEO's service and compensation used in calculating the benefits were frozen as of the specified date.

Due to prior employment, Dr. Sugar has frozen benefits in three former Litton plans: the Northrop Grumman Retirement Plan B ("Plan B") (formerly Litton Retirement Plan B), the Litton Restoration Plan and the Litton SERP. Dr. Sugar accrued an annual benefit of $2,732, taking into account service and compensation with Litton through December 31, 2001. He does not accrue benefits under this plan after December 31, 2001. As required by law, he will continue to earn vesting service for future service with the Company. Should Dr. Sugar retire on or after age 60, he will meet the plan's eligibility requirements for an unreduced benefit (age 60 with 30 points) and thus his Plan B benefit will be paid on an unreduced basis; otherwise the benefit will be reduced by 6% per year for each year benefits commence before age 62.

Under the Litton Restoration Plan and the Litton SERP, Dr. Sugar accrued benefits taking into account his service and compensation earned from June 21, 2000 through December 31, 2001. Dr. Sugar earns no additional benefits under these plans. A portion of these benefits were paid in 2001 as a result of the Litton change in control. Upon Dr. Sugar's future retirement, he will receive an unreduced annual annuity of $42,560 from the Restoration Plan and $126,833 from the SERP.

Due to prior employment, Dr. Sugar and Mr. Bush each have frozen benefits in two former TRW plans: the NG S&MS SPP and the SRIP. Each of them is entitled to receive annual benefits at age 65 from these plans. Dr. Sugar's benefit is equal to $56,489 under the NG S&MS SPP and $1,144,048 under the SRIP. Mr. Bush's accrued benefit is $44,205 under the NG S&MS SPP and $306,873 under the SRIP. Should Dr. Sugar or Mr. Bush retire on or after 60, their benefits under these plans will be paid on an unreduced basis; otherwise the benefits are reduced 4% per year for each year benefits commence before age 60. Should Dr. Sugar or Mr. Bush retire before age 62, they will also receive a temporary annual supplemental benefit under the NG S&MS SPP. Dr. Sugar's temporary benefit would equal $5,256 and Mr. Bush's temporary benefit would equal $5,615. These benefits are subject to an early retirement reduction for retirement prior to age 60. Dr. Sugar's and Mr. Bush's benefit amounts under these plans will be updated each year to reflect their current final average earnings as defined by the NG S&MS SPP and the SRIP.

Pursuant to his offer letter, Mr. Palmer is entitled to two different benefits under the Northrop Grumman Corporation Supplemental Retirement Replacement Plan. First, he is entitled to a monthly payment (currently $8,632) for life equal to the amount that would have been paid to him under his former employer's supplemental retirement plan but for his employment with the Company. Payments will be forfeited if Mr. Palmer's former employer resumes payments under its supplemental retirement plan. Second, Mr. Palmer is entitled to a payment upon termination of employment equal to the amount (if any) by which (1) below exceeds (2) below:

(1) the lesser of $588,500 and the present value of the benefits Mr. Palmer forfeited under another former employer's retirement plans

(2) the present value of Mr. Palmer's vested benefits under the Company's qualified and nonqualified pension plans on his termination (excluding the $8,632 monthly benefit described above), subject to 409A regulations.

SPECIFIC ASSUMPTIONS USED TO ESTIMATE PRESENT VALUES

Assumed Retirement Age: For all plans, pension benefits are assumed to begin at the earliest retirement age that the participant can receive an unreduced benefit payable from the plan. For the NGPP, the associated ERISA Plans and CPC SERP, benefits are first unreduced once the NEO accumulates 85 points or reaches age 65. For the NG S&MS SPP and SRIP, benefits are first unreduced for the NEO at age 60. Plan B benefits are unreduced upon the earlier of age 62 or age 60 with 80 points, while Litton SERP and Restoration benefits are unreduced at any age. For the SRI, the assumed retirement age is the plan's normal retirement date (age 65, the date at which the full 60% benefit is payable).

Discount Rate: The applicable discount rates are 6.00% as of December 31, 2006 (for all plans except for Plan B where a discount rate of 5.75% was used) and 6.25% as of December 31, 2007 (for all plans except for Plan B where a discount rate of 6.00% was used).

Mortality Table: As was used for financial reporting purposes, RP 2000 projected seven years without collar adjustment as of December 31, 2006 and RP2000 projected eight years without collar adjustment as of December 31, 2007.

Present Values: Present values are calculated using the Assumed Retirement Age, Discount Rate, and Mortality Table described above; they assume the NEO remains employed until his earliest unreduced retirement age.

Future Investment Crediting Rate Assumption: Cash balance amounts are projected to the Assumed Retirement Age based on the future investment crediting rate assumptions of 5.00% as of December 31, 2006 and 4.93% as of December 31, 2007. These rates are used in conjunction with the discount rate to estimate the present value amounts for cash balance benefits.

INFORMATION ON EXECUTIVES ELIGIBLE TO RETIRE AND ADDITIONAL NOTES

Dr. Sugar is eligible to retire early and begin pension benefits immediately under all plans in which he participates. If Dr. Sugar were to retire immediately, his total annual benefit amount as of December 31, 2007, combined for all plans in which he participates, is estimated to be $2,285,076 payable to age 62 and $2,279,940 payable from age 62.

Mr. Seymour is eligible to retire early and begin pension benefits immediately under all plans in which he participates. If Mr. Seymour were to retire immediately, his total annual benefit amount as of December 31, 2007, combined for all plans in which he participates, is estimated to be $612,840.

Mr. Agee is eligible to retire early and begin pension benefits immediately under all plans in which he participates. If Mr. Agee were to retire immediately, his total annual benefit amount as of December 31, 2007, combined for all plans in which he participates, is estimated to be $343,906.

2007 Nonqualified Deferred Compensation Plan

2007 Nonqualified Deferred Compensation

Name & Principal Position	Plan Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions in Last FY (2) ($)	Aggregate Earnings in Last FY (3) ($)	Aggregate Withdrawals/ Distributions (4) ($)	Aggregate Balance at Last FYE (5) ($)
Ronald D. Sugar .... Chairman and Chief Executive Officer	Deferred Compensation	1,252,800	0	308,025	0	6,948,605
	Savings Excess	253,182	127,706	86,013	136,615	2,029,760
Wesley G. Bush .... President and Chief Operating Officer	Deferred Compensation	260,000	0	125,409	0	1,483,817
	Savings Excess	169,250	68,334	102,829	0	1,244,211
James F. Palmer .... Corporate Vice President and Chief Financial Officer	Deferred Compensation	113,077	0	2,110	0	115,187
	Savings Excess	0	0	0	0	0
Scott J. Seymour ... Corporate Vice President and President, Integrated Systems	Deferred Compensation	0	0	45,117	229,946	565,208
	Savings Excess	289,327	46,738	50,953	0	1,241,768
Jerry B. Agee ...... Corporate Vice President and President, Mission Systems	Deferred Compensation	474,500	0	68,739	0	1,009,566
	Savings Excess	52,107	23,543	82,995	0	973,323
James R. O'Neill ... Corporate Vice President and President, Information Technology	Deferred Compensation	123,231	0	19,626	0	382,431
	Savings Excess	0	0	0	0	0

Footnotes:

(1) Executive contributions in this column also are included in the salary and non-equity incentive plan columns of the 2007 Summary Compensation Table.

(2) Company contributions in this column are included under All Other Compensation column in the 2007 Summary Compensation Table.

(3) Aggregate earnings in the last fiscal year are not included in the 2007 Summary Compensation Table since they are not above market or preferential.

(4) Dr. Sugar received an annual distribution from the Benefits Equalization Plan, a plan in which he participated prior to termination of employment at TRW. The plan was merged into the Northrop Grumman Savings Excess Plan in 2004, but distributions continued as scheduled based on installments over a ten-year period.

(5) The only amounts reflected in this column that previously were reported as compensation to the NEO in the Summary Compensation Table were executive contributions for the respective fiscal year-end and only if the NEO was reported as an NEO for each respective year. Aggregate earnings in this column were not reported previously in the Summary Compensation Table.

Outlined below are the material terms of the two nonqualified deferred compensation plans in which the executives may participate. No above market earnings are provided under these plans.

Feature	Savings Excess Plan	Deferred Compensation Plan
Compensation Eligible for Deferral	1% to 25% of salary and bonus above IRS limits	Up to 90% of salary and/or bonuses
Company Allocation	Up to 4%, based on a contribution rate of 8% • First 2% is matched at 100% • Next 2% is matched at 50% • Next 4% is matched at 25%	None
Method of Crediting Earnings	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.	Participants may make elections on a daily basis as to how their account balances will be deemed invested for purposes of crediting earnings to the account. Deemed investments are chosen from a limited list of investment options selected by the Committee administering the Plan.
Vesting	100% at all times	100% at all times
Distributions		
At Termination of Employment	Based on advance election, payment made in lump sum or installments over period of up to 15 years.	Based on advance election, payment made in lump sum or installments over a 5, 10, or 15-year period.
Scheduled In-Service Distribution	Not available	Available with advance election. Payment made in lump sum or installments over 2-5 years.
Non-Scheduled In-Service Distribution	Not available	Up to 90% of the pre-2005 account balance may be distributed. A 10% forfeiture penalty will apply.
Hardship Withdrawals	Not available	Available

All deferred compensation that was not earned and vested before January 1, 2005 is subject to the requirements under Internal Revenue Code section 409A. Those requirements largely restrict an executive's ability to control the form and timing of distributions from nonqualified plans such as those listed in this chart.

2007 Change-in-Control and Severance

The tables below provide estimated payments and benefits that the Company would provide each NEO if his employment terminated on December 31, 2007 for specified reasons. These payments and benefits are payable based on:

- The Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation
- The 2001 Long-Term Incentive Stock Plan and terms and conditions of equity awards

- The Special Officer Retiree Medical Plan
- Dr. Sugar's employment agreement
- Mr. Palmer's offer letter
- The March 2004 Special Agreements (change in control agreements)

We summarize these arrangements before providing the estimated payment and benefit amounts in the tables. (See the Pension Benefits & Nonqualified Deferred Compensation Tables for information on retirement benefits the NEOs would be entitled to upon termination.)

Severance Plan Benefits

Upon a "qualifying termination" (defined below) the Company has discretion to provide severance benefits to the NEOs under the Severance Plan for Elected and Appointed Officers of Northrop Grumman Corporation ("Severance Plan"). Provided the NEO signs a release, he will receive: (i) a lump sum severance benefit equal to two times base salary, and the greater of target or average bonus for the last three years, (ii) continued medical and dental coverage for two years, (iii) income tax preparation/financial planning fee for one year and (iv) outplacement expenses up to 15% of salary (estimated below at $50,000). The cost of providing continued medical and dental coverage is based upon current premium costs. The cost of providing income tax preparation and financial planning for one year was estimated at $30,000 for Dr. Sugar, $20,000 for Mr. Bush and $15,000 for each of the other NEOs.

A "qualifying termination" means one of the following:

- involuntary termination, other than for cause or mandatory retirement,
- election to terminate in lieu of accepting a downgrade to a non-officer position,
- following a divestiture of the NEO's business unit, election to terminate in lieu of accepting a relocation, or
- if the NEO's position is affected by a divestiture, the NEO is not offered salary or bonus at a certain level.

Terms of Equity Awards

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provide for accelerated vesting if an NEO terminates for certain reasons. For stock options and restricted performance stock rights ("RPSRs"), accelerated vesting of a portion of each award results from a termination due to death, disability, or retirement (after age 55 with 10 years of service or mandatory retirement at age 65). An extended exercise period is also provided for options under these circumstances. For restricted stock rights ("RSRs"), accelerated vesting results from a termination due to death or disability.

For purposes of estimating the payments due under RPSRs below, Company performance is assumed to be at target levels through the close of each three-year performance period.

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan also provide for accelerated vesting of stock options and RSRs (and for prorated payment in the case of RPSRs) in the event that the NEO is terminated in a qualifying termination related to a change in control (see "Change in Control Benefits" below). Prorated payment for RPSRs (and related dividend equivalents) made upon a qualifying termination will be based on the portion of the three-year performance period prior to the qualifying termination. For example, if the qualifying termination occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on the Company's performance for the first half of the performance period.

Retiree Medical Arrangement

Vested NEOs are entitled to retiree medical benefits under the Special Officer Retiree Medical Plan ("SORMP"). The coverage is essentially a continuation of the NEO's executive medical benefits plus retiree life insurance. A participant becomes vested if he or she has either five years of vesting service as an elected officer or 30 years of total service with the Company and its affiliates. A vested participant can commence SORMP benefits at retirement before age 65 if he has attained age 55 and 10 years of service. Dr. Sugar, Mr. Agee and Mr. Seymour are eligible for pre-65 SORMP commencement upon retirement, The estimated cost of the SORMP benefit reflected in the tables below is the present value of the estimated cost to provide future benefits using actuarial calculations and assumptions.

Dr. Sugar's Employment Agreement

Under the terms of his employment agreement, if Dr. Sugar's employment is terminated by the Company without cause, by Dr. Sugar for good reason, or due to death or disability, and Dr. Sugar signs a release, the Company will provide the following:

- *Salary and Bonus Payment* – A lump sum payment equal to two times the sum of:
  - highest annual base salary in effect at any time in the six months preceding termination, and
  - higher of: (i) target annual bonus percentage multiplied by highest annual base salary in effect in the six months preceding termination; or (ii) last annual bonus paid prior to termination.
- Pro-rata portion of target annual bonus for year in which termination occurs
- One year of additional vesting for all stock options, RSRs, and other stock incentive grants (excluding RPSRs)
- Pro-rata vesting of RPSRs
- Two-year extension of time available to exercise options, up to expiration of option
- Three years of continued medical, dental, vision, and life insurance coverage and programs applicable to Executive at the time of his termination, such as disability benefits
- Continuation of financial planning benefits through end of his third financial planning year
- Income tax preparation reimbursement for year of termination and following two full calendar years
- Outplacement benefits not to exceed $50,000

These benefits will be offset by any benefits due under the Severance Plan described above. Dr. Sugar's employment agreement contains provisions relating to confidentiality, nondisclosure, assignment of inventions to the Company, and non-solicitation of employees and non-disparagement upon termination.

Dr. Sugar's employment agreement also provides that he will be entitled to benefits under the SORMP even if he does not otherwise qualify. However, he is required to reimburse the Company for the full cost of such coverage.

Mr. Palmer's Offer Letter

Under the terms of his offer letter, if Mr. Palmer's employment is terminated in a qualifying termination under the Severance Plan or due to death or disability, the Company will provide the following:

- Full vesting of 40,000 restricted stock rights (RSRs) on date of qualifying termination
- Remaining balance of signing bonus

Change in Control Benefits

The Company has entered into change-in-control severance agreements (the "March 2004 Special Agreements") with each of the NEOs. Each NEO is entitled to severance benefits under his agreement only upon a qualifying termination that occurs during a protected period (of up to six months) prior to a change in control or in the 24-month period following a change in control. For this purpose, a "qualifying termination" generally occurs in any one of the following circumstances: (i) the NEO's employment is terminated by the Company for any reason other than cause, (ii) the NEO terminates employment for specified "good reason" (Company breaches the agreement or a successor breaches or fails to assume the agreement); (iii) a change in control occurs, (iv) a new CEO is named (for reasons other than due to death, disability or reaching age 65), or (v) the NEO remains continuously employed for 12 months following the change in control then terminates employment during the 13th month.

Upon a qualifying termination, the Company will provide the NEO with the following:

- a lump sum payment equal to three times the NEO's highest annualized base salary earned
- a lump sum payment equal to three times the greater of (a) the highest bonus earned during the three full fiscal years prior to the date of the change in control or (b) the NEO's target bonus for the year during which the change in control occurs
- a lump sum payment equal to the pro rata portion of the NEO's target bonus for the year during which termination occurs
- a lump sum payment equal to the increase in the present value of all the NEO's qualified and nonqualified pension benefits based on an addition in age and service of three years
- a lump sum payment equal to three times the annual value of the NEO's perquisites
- three years of continued welfare benefits
- reimbursement for the costs of outplacement services for 12 months following the effective date of termination, up to an amount equal to 15% of the NEO's base salary

The agreements also provide that if excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended, apply to payments made under the agreement, the NEO will be entitled to receive an additional payment to compensate for the excise taxes imposed.

Termination Payment Tables

Termination Payments
Ronald D. Sugar
Chairman and CEO

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (*2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$ 0	$ 3,050,000	$ 4,575,000	$ 3,050,000
Short-term Incentives	$ 0	$ 7,000,000	$10,500,000	$ 7,000,000
Long-term Incentives	$ 0(*1)	$11,156,156	$13,972,901	$11,156,156
Benefits and Perquisites				
Incremental Pension	$ 0	$ 0	$ 5,588,095	$ 0
Retiree Medical and Life Insurance	$341,056	$ 341,056	$ 341,056	$ 341,056
Medical/Dental Continuation	$ 0	$ 8,265	$ 8,265	$ 8,265
Life Insurance Coverage	$ 0	$ 0	$ 0	$ 0
Disability Benefits	$ 0	$ 22,341	$ 22,341	$ 22,341
Financial Planning/Income Tax	$ 0	$ 90,000	$ 90,000	$ 90,000
Personal Liability Insurance	$ 0	$ 0	$ 3,482	$ 0
Outplacement Services	$ 0	$ 50,000	$ 50,000	$ 50,000
280G Tax Gross-up	$ 0	$ 0	$14,262,123	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
Wesley G. Bush
President and COO

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (*2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$ 0	$1,780,000	$2,670,000	$ 0
Short-term Incentives	$ 0	$2,600,000	$3,900,000	$ 0
Long-term Incentives	$ 0(*1)	$ 0	$9,099,628	$8,408,128
Benefits and Perquisites				
Incremental Pension	$ 0	$ 0	$1,740,631	$ 0
Retiree Medical and Life Insurance	$187,649	$ 187,649	$ 201,266	$ 187,649
Medical/Dental Continuation	$ 0	$ 61,156	$ 91,735	$ 0
Life Insurance Coverage	$ 0	$ 0	$ 21,960	$ 0
Disability Benefits	$ 0	$ 0	$ 18,179	$ 0
Financial Planning/Income Tax	$ 0	$ 20,000	$ 60,000	$ 0
Personal Liability Insurance	$ 0	$ 0	$ 1,754	$ 0
Outplacement Services	$ 0	$ 50,000	$ 50,000	$ 0
280G Tax Gross-up	$ 0	$ 0	$5,702,466	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights, Stock Options and Restricted Stock Rights. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
James F. Palmer
Corporate VP and CFO

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (*2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$0	$1,470,000	$2,205,000	$ 0
Short-term Incentives	$0	$1,029,000	$1,543,500	$ 0
Accelerated Payout of Signing Bonus	$0	$ 466,667	$ 466,667	$ 466,667
Long-term Incentives	$0(*1)	$3,145,600	$3,872,534	$3,727,934
Benefits and Perquisites				
Incremental Pension	$0	$ 0	$ 481,441	$ 0
Retiree Medical and Life Insurance	$0	$ 0	$ 236,321	$ 0
Medical/Dental Continuation	$0	$ 38,394	$ 57,591	$ 0
Life Insurance Coverage	$0	$ 0	$ 18,300	$ 0
Disability Benefits	$0	$ 0	$ 23,225	$ 0
Financial Planning/Income Tax	$0	$ 15,000	$ 45,000	$ 0
Personal Liability Insurance	$0	$ 0	$ 1,754	$ 0
Outplacement Services	$0	$ 50,000	$ 50,000	$ 0
280G Tax Gross-up	$0	$ 0	$2,773,891	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights, Stock Options and Restricted Stock Rights. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
Scott J. Seymour
Corporate VP & President, Integrated Systems

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (*2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$ 0	$1,240,000	$1,860,000	$ 0
Short-term Incentives	$ 0	$1,540,000	$2,310,000	$ 0
Long-term Incentives	$2,387,501(*1)	$2,387,501	$6,468,501	$5,926,301
Benefits and Perquisites				
Incremental Pension	$ 0	$ 0	$1,992,239	$ 0
Retiree Medical and Life Insurance	$ 429,132	$ 429,132	$ 429,132	$ 429,132
Medical/Dental Continuation	$ 0	$ 5,417	$ 8,126	$ 0
Life Insurance Coverage	$ 0	$ 0	$ 0	$ 0
Disability Benefits	$ 0	$ 0	$ 21,618	$ 0
Financial Planning/Income Tax	$ 0	$ 15,000	$ 45,000	$ 0
Personal Liability Insurance	$ 0	$ 0	$ 1,754	$ 0
Outplacement Services	$ 0	$ 50,000	$ 50,000	$ 0
280G Tax Gross-up	$ 0	$ 0	$3,921,994	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights, Stock Options and Restricted Stock Rights. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
Jerry Agee
Corporate VP & President, Mission Systems

Executive Benefits	Voluntary Termination	Involuntary Termination Not For Cause (*2)	Post-CIC Involuntary or Good Reason Termination	Death or Disability
Salary	$ 0	$1,120,000	$1,680,000	$ 0
Short-term Incentives	$ 0	$1,460,000	$2,190,000	$ 0
Long-term Incentives	$2,002,142(*1)	$2,002,142	$2,579,152	$2,002,142
Benefits and Perquisites				
Incremental Pension	$ 0	$ 0	$1,864,578	$ 0
Retiree Medical and Life Insurance	$ 282,478	$ 282,478	$ 282,478	$ 282,478
Medical/Dental Continuation	$ 0	$ 5,775	$ 8,663	$ 0
Life Insurance Coverage	$ 0	$ 0	$ 0	$ 0
Disability Benefits	$ 0	$ 0	$ 27,675	$ 0
Financial Planning/Income Tax	$ 0	$ 15,000	$ 45,000	$ 0
Personal Liability Insurance	$ 0	$ 0	$ 1,754	$ 0
Outplacement Services	$ 0	$ 50,000	$ 50,000	$ 0
280G Tax Gross-up	$ 0	$ 0	$3,656,331	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights, Stock Options and Restricted Stock Rights. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Termination Payments
James R. O'Neill
Corporate VP & President, Information Technology

Executive Benefits	**Voluntary Termination**	**Involuntary Termination Not For Cause (*2)**	**Post-CIC Involuntary or Good Reason Termination**	**Death or Disability**
Salary	$0	$1,120,000	$1,680,000	$ 0
Short-term Incentives	$0	$1,360,000	$2,040,000	$ 0
Long-term Incentives	$0(*1)	$ 0	$2,450,488	$1,996,358
Benefits and Perquisites				
Incremental Pension	$0	$ 0	$ 861,120	$ 0
Retiree Medical and Life Insurance	$0	$ 0	$ 210,556	$ 0
Medical/Dental Continuation	$0	$ 61,156	$ 91,735	$ 0
Life Insurance Coverage	$0	$ 0	$ 18,446	$ 0
Disability Benefits	$0	$ 0	$ 20,142	$ 0
Financial Planning/Income Tax	$0	$ 15,000	$ 45,000	$ 0
Personal Liability Insurance	$0	$ 0	$ 1,754	$ 0
Outplacement Services	$0	$ 50,000	$ 50,000	$ 0
280G Tax Gross-up	$0	$ 0	$2,741,943	$ 0

Notes:

(*1) Long-term Incentives include grants of Restricted Performance Stock Rights and Stock Options. Results in a benefit under Voluntary Termination only if eligible for retirement treatment under the terms and conditions of the grants (age 55 with 10 years of service).

(*2) Similar treatment provided for certain "good reason" terminations, as described above. However, there would be no termination payment in the event of an involuntary termination for cause.

Accelerated Equity Vesting Due to Change in Control

The terms of equity awards to the NEOs under the 2001 Long-Term Incentive Plan provide for accelerated vesting of stock options and RSRs (and for prorated payments in the case of RPSRs) when the Company is involved in certain types of "change in control" events that are more fully described in the Plan (e.g., certain business combinations after which the Company is not the surviving entity and the surviving entity does not assume the awards). Vested stock options that are not exercised prior to one of these changes in control may be settled in cash and terminated. Prorated payments for RPSRs made upon one of these changes in control will be based on the portion of the three-year performance period prior to the change in control. For example, if a change in control occurred on June 30 in the second year of a three-year performance period, the target number of RPSRs subject to an award would be multiplied by one-half and then multiplied by the earnout percentage that is based on the Company's performance for the first half of the performance period. Under the terms of his offer letter, Mr. Palmer would also receive a lump-sum payment of approximately $1,453,200 for the present value of his $8,632 monthly benefit under the Supplemental Retirement Replacement Plan.

The table below provides the estimated value of accelerated equity vesting and/or payments if such a change in control had occurred on December 31, 2007.

	Stock Options	RSRs	RPSRs	
Name and Principal Position	**Acceleration of Vesting ($)**	**Acceleration of Vesting ($)**	**Prorated Payment ($)**	**Total ($)**
Ronald D. Sugar Chairman and Chief Executive Officer	$5,644,223	$ 0	$8,328,678	$13,972,901
Wesley G. Bush President and Chief Operating Officer	$1,277,174	$5,504,800	$2,317,654	$ 9,099,628
James F. Palmer Corporate Vice President and Chief Financial Officer	$ 192,800	$3,145,600	$ 534,134	$ 3,872,534
Scott J. Seymour Corporate Vice President and President, Integrated Systems	$1,040,900	$3,538,800	$1,888,801	$ 6,468,501
Jerry B. Agee Corporate Vice President and President, Mission Systems	$ 961,285	$ 0	$1,617,867	$ 2,579,152
James R. O'Neill Corporate Vice President and President, Information Technology	$ 886,035	$ 0	$1,564,453	$ 2,450,488

PROPOSAL TWO: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee proposes and recommends that the stockholders ratify the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent auditors for 2008. Deloitte & Touche LLP served the Company as its independent auditors for 2007. Although ratification is not required by the Company's Bylaws or otherwise, the Audit Committee is submitting the selection of Deloitte & Touche LLP to the Company's stockholders as a matter of good corporate governance. Should the stockholders fail to ratify the appointment of Deloitte & Touche LLP, the Audit Committee will consider this in its selection of auditors for the following year. A representative from Deloitte & Touche LLP will attend the Annual Meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions.

Fees Billed By the Independent Auditors

The following table summarizes aggregate fees billed to the Company for the years ended December 31, 2007 and 2006 by the Company's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates:

	Fiscal Year Ended December 31,	
	2007	2006
Audit Fees(a)	$15,770,000	$16,281,000
Audit-Related Fees(b)	635,000	4,571,000
Tax-Related Fees(c)	2,022,000	2,528,500
All Other Fees	0	0
Total Fees	$18,427,000	$23,380,500

(a) Audit Fees for 2007 and 2006 reflect fees of $14,420,000 and $14,831,000, respectively, for the consolidated financial statement audits and include the audit of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Audit Fees for 2007 and 2006 also include $1,350,000 and $1,450,000, respectively, for the foreign statutory audits. Fees for foreign statutory audits are reported in the year in which the audits are performed. For example, foreign statutory audit fees reported in 2007 relate to audits of the Company's foreign entities for the fiscal year ended 2006.

(b) Audit-related Fees reflect fees for services that are reasonably related to the performance of the audit or review of the Company's financial statements including the support of business acquisition and divestiture activities, independent assessment of controls related to outsourcing services, and audits of employee benefit plans. Fees for business acquisition and divestiture activities totaled $2,995,000 for 2006. Fees related to independent assessment of controls concerning outsourcing activities totaled $565,000 for 2007 and $832,000 for 2006. Fees for benefit plan audits totaled $70,000 for 2007 and $744,000 for 2006, and exclude fees related to benefit plan audits which are paid for by the plans.

(c) Tax-related Fees during 2007 and 2006 reflect fees of $1,458,000 and $1,708,900, respectively, for services concerning foreign income tax compliance, foreign Value Added Tax (VAT) compliance, expatriate tax services, transfer pricing analysis, and software licensing. The remaining tax fees primarily relate to other tax compliance matters.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

It is the Audit Committee's policy to pre-approve all audit and permitted non-audit services provided by the independent auditors in order to assure that the provision of these services does not impair the independent auditor's independence. These services may include audit services, audit-related services, tax-related services and other services. Pre-approval may be given at any time up to a year before commencement of the specified service. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee has delegated pre-approval authority for any individual project up to a pre-determined amount to the Chairman of the Audit Committee.

The decisions of the Chairman to pre-approve a permitted service are reported to the Audit Committee at its next meeting. The independent auditors and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval policy, as well as the fees for the services performed to date.

The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates during 2007 and 2006, in each case before being engaged to provide those services.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the votes cast on the proposal (which means the votes cast "for" the proposal must exceed the votes cast "against" the proposal).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ABOVE PROPOSAL.

PROPOSAL THREE: APPROVAL OF PERFORMANCE CRITERIA FOR 2001 LONG-TERM INCENTIVE STOCK PLAN

Stockholders are being asked to approve a proposal with respect to the Northrop Grumman 2001 Long-Term Incentive Stock Plan, as amended (the "2001 Stock Plan"), which has been maintained by the Company since 2001.

Section 162(m) of the U.S. Internal Revenue Code ("Section 162(m)") generally provides that a public company may not take a Federal income tax deduction for certain compensation in excess of $1,000,000 paid to certain of its executive officers in a year, except that certain qualifying "performance-based" compensation within the meaning of Section 162(m) is not subject to the deductibility limitation. Under the 2001 Stock Plan, stock options, stock appreciation rights, and certain other awards granted under Section 8(c)(ii) of the 2001 Stock Plan ("Performance-Based Awards") may be designed to satisfy the requirements for qualified performance-based compensation under Section 162(m) and thus will not be subject to the deductibility limitations of Section 162(m). (Also see the discussion "Summary Description of the 2001 Stock Plan—Performance-Based Awards" below.)

Section 162(m) generally requires that stockholders re-approve the Performance-Based Award provisions of the 2001 Stock Plan every five years or Performance-Based Awards (other than stock options and stock appreciation rights) may not continue to be granted under the plan. Stockholders last approved the 2001 Stock Plan at the Company's 2003 annual meeting of stockholders and in order for the Company to continue to grant Performance-Based Awards under the 2001 Stock Plan after the date of the Annual Meeting, stockholders are being asked to re-approve the Performance-Based Award feature of the 2001 Stock Plan and the related performance criteria (described under "Summary Description of the 2001 Stock Plan—Performance-Based Awards" below) that may be referenced in granting Performance-Based Awards so that Performance-Based Awards may continue to be fully tax deductible for federal income tax purposes.

Stockholders are not being asked to increase the number of shares of the Company's common stock available for award grants under the 2001 Stock Plan, or otherwise modify the terms of the 2001 Stock Plan. If stockholders do not approve the 2001 Stock Plan proposal, no additional Performance-Based Awards will be granted under the Plan but the Company may continue to grant stock options and stock appreciation rights designed to qualify as performance-based compensation under Section 162(m) and stock bonuses, restricted stock, performance shares and other types of awards otherwise authorized under the 2001 Stock Plan that do not qualify as performance-based compensation under Section 162(m).

Summary Description of the 2001 Stock Plan

The principal terms of the 2001 Stock Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2001 Stock Plan, which appears as Exhibit A to this Proxy Statement.

Purpose. The purpose of the 2001 Stock Plan is to promote the long-term success of the Company and to increase stockholder value by providing officers and selected employees with incentives to create excellent performance and to continue service with the Company, its subsidiaries and affiliates. Both by encouraging officers and employees to become owners of Common Stock and by providing actual ownership through 2001 Stock Plan awards, it is intended that 2001 Stock Plan participants will view the Company from an ownership perspective.

Administration. The Compensation and Management Development Committee currently administers the 2001 Stock Plan. The Compensation and Management Development Committee may delegate its authority to make grants under the 2001 Stock Plan to one or more committees of directors. (The appropriate acting body, be it the Compensation and Management Development Committee or another authorized committee of directors, is referred to in this proposal as the "Committee"). The Committee determines the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award. Subject to the other provisions of the 2001 Stock Plan, the Committee has the authority to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award pursuant to Section 6 of the 2001 Stock Plan.

The Committee may allow the purchase price of an award or shares of Common Stock under the 2001 Stock Plan to be paid in the form of cash, by the delivery of already-owned shares of Common Stock, by the surrender of an award of equivalent value, through a third-party purchase where the third party agrees to sell a number of shares on behalf of a participant and the participant assigns the right to receive the proceeds from such sale to the Company in payment of the purchase price, or any other form permitted by law.

No Repricing. The Committee may not cancel or amend an outstanding option or stock appreciation right for the purpose of replacing or re-granting the award with an exercise price or base price, as applicable, that is less than the exercise or base price of the original award. (Adjustments to reflect stock splits and similar events will not be considered amendments for this purpose.)

Eligibility. Persons eligible to receive awards under the 2001 Stock Plan include key employees of the Company and key employees of any other entity that is directly or indirectly controlled by the Company or in which the Company has a significant equity interest. Approximately 70,000 officers and employees of the Company and its subsidiaries (including all of the Company's named executive officers), are considered eligible under the 2001 Stock Plan at the present time. The Committee determines from time to time the eligible employees to whom awards will be granted.

Authorized Shares; Limits on Awards. The maximum number of shares of Common Stock that currently may be issued or transferred pursuant to awards under the 2001 Stock Plan equals the sum of:

- 50,000,000 shares; plus
- 2,210,060, shares of Common Stock that would otherwise have been or become available under the Northrop Grumman 1993 Long-Term Incentive Stock Plan (the "1993 Stock Plan") had the 2001 Stock Plan not been adopted; plus
- any shares of Common Stock that the Company repurchases with proceeds received from option exercises.

In addition, any shares that are forfeited back to the Company under the 2001 Stock Plan or the 1993 Stock Plan, and any shares that have been exchanged by a participant as full or partial payment to the Company in connection with any award under the 2001 Stock Plan or the 1993 Stock Plan, as well as any shares exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to an award under the 2001 Stock Plan or the 1993 Stock Plan, are available for issuance under the 2001 Stock Plan.

In instances where a stock appreciation right or other award granted under the 2001 Stock Plan or the 1993 Stock Plan is settled in cash or a form other than shares, the shares that would have been issued had there been no cash or other settlement will not be counted against the share limits of that plan for purposes of determining the number of shares that remain available for issuance under the 2001 Stock Plan. The payment of cash dividends and dividend equivalents in conjunction with outstanding awards will not be counted against the shares available for issuance under the 2001 Stock Plan. In addition, the 2001 Stock Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2001 Stock Plan.

The following other limits are also contained in the 2001 Stock Plan:

- No more than 20,000,000 shares available for issuance under the 2001 Stock Plan may be issued pursuant to stock awards granted under Section 8(c) of the 2001 Stock Plan. Generally, Section 8(c) contemplates awards other than stock options and stock appreciation rights—including stock bonuses, restricted stock, performance shares and other types of awards.
- No more than 8,000,000 shares may be delivered under the 2001 Stock Plan pursuant to stock options qualified as incentive stock options under Section 422 of the U.S. Internal Revenue Code.
- No more than 1,800,000 shares may be awarded to any participant during any three-year period pursuant to stock option grants and stock appreciation right grants under the 2001 Stock Plan.
- "Performance-Based Awards" under Section 8(c)(ii) of the 2001 Stock Plan (other than stock options or stock appreciation rights, and without giving effect to any related dividend equivalents) that are granted to any participant during any three consecutive years may not relate to or provide for payment of more than 600,000 shares.
- Performance-Based Awards payable only in cash, not related to shares, and granted to any participant in any calendar year may not provide for payment of more than $3,000,000.

As is customary in incentive plans of this nature, the number and kind of shares available under the 2001 Stock Plan and the then outstanding awards, as well as exercise and purchase prices, performance targets under certain performance-based awards, and share limits, are subject to adjustment in the event of certain stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations and similar events.

The 2001 Stock Plan does not limit the authority of the Board or the Committee to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

Types of Awards. The 2001 Stock Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in Common Stock or units of Common Stock. The 2001 Stock Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of Common Stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option may not be less than the fair market value of a share of Common Stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under "U.S. Federal Income Tax Treatment of Awards Under the 2001 Stock Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2001 Stock Plan. Incentive stock options may only be granted to key employees of the Company or a subsidiary. The Committee may grant stock options that provide for the award of a new option (a "reload option") when the exercise price of the option and/or tax withholding obligations related to the exercise of the option are paid in the form of shares or by a reduction in the number of shares otherwise deliverable. The reload options have an exercise price of the then current fair market value of the Common Stock, and expire no later than the expiration date of the original option grant.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of Common Stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Committee at the time of grant of the stock appreciation right and generally cannot be less than the fair market value of a share of Common Stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2001 Stock Plan include, without limitation, stock bonuses, restricted stock, and performance shares.

Performance-Based Awards. The Committee may grant Performance-Based Awards that are intended to qualify as performance-based compensation under, and be exempt from the deductibility limitations of, Section 162(m). Performance-Based Awards are in addition to options and stock appreciation rights which may also qualify as performance-based compensation for Section 162(m) purposes. Performance-Based Awards may be in the form of performance-based restricted stock, performance stock, phantom stock or other rights.

The vesting or payment of Performance-Based Awards will depend on the absolute or relative performance of the Company on a consolidated, segment, subsidiary, division, or plant basis. The Committee will establish the criterion or criteria and target(s) on which performance will be measured. The Committee must establish criteria and targets in advance of applicable deadlines under the U.S. Internal Revenue Code and while the attainment of the performance targets remains substantially uncertain. The criteria that the Committee may use for this purpose will include one or more of the following: revenue, net earnings (either before or after interest, taxes, depreciation, amortization and/or Net Pension Income (as defined below)), cash flow, free cash flow, return on equity or on assets or on investment (in each case which may, but need not be, on a net basis), cost containment or reduction, stock price appreciation, total stockholder return, EVA (as defined below), and Pension Adjusted Operating Margin (as defined below). "Net Pension Income" means any positive difference between income from employee pension plan investments less the cost of employee pension benefits for the relevant period of time. "EVA" means operating profit after tax (which means net earnings after tax but before tax adjusted interest income and expense and goodwill amortization), less a charge for the use of capital (which is based on average total capital and the weighted average cost of capital). "Pension Adjusted Operating Margin" means operating margin adjusted for the difference in pension cost between FAS (Financial Accounting Standards) and allowable and reimbursable pension costs under CAS (Cost Accounting Standards).

Performance-Based Awards may be granted only to key employees of the Company or a subsidiary. Performance goals will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting charges or other extraordinary events not foreseen at the time the goals were set.

Performance-Based Awards may be paid in stock or in cash (in either case, subject to the limits described under the heading "Authorized Shares; Limits on Awards" above). Before any Performance-Based Award is paid, the Committee must certify that the performance target or targets have been satisfied. The Committee has discretion to determine the performance target or targets and any other restrictions or other limitations of Performance-Based Awards and may reserve discretion to reduce payments below maximum award limits.

If stockholders do not approve this proposal, no additional Performance-Based Awards will be granted after the date of the Annual Meeting.

Dividend Equivalents; Deferrals. The Committee may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Committee may provide that awards under the 2001 Stock Plan, and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock.

Acceleration of Awards; Possible Early Termination of Awards. Generally, if the Company is liquidated, all or substantially all of the Company's assets are sold, or the Company is merged, consolidated or reorganized and stockholders prior to the event do not continue to own more than 60% of the combined voting power of the Company or a successor after the event, then, if outstanding 2001 Stock Plan awards are not assumed or continued after the event, all options granted under the 2001 Stock Plan will vest, stock appreciation rights will be paid, and any other types of awards will vest or be paid. The Committee also has the discretion to establish other change in control provisions with respect to awards granted under the 2001 Stock Plan. For example, the Committee could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above.

Transfer Restrictions. Subject to certain exceptions contained in Section 11 of the 2001 Stock Plan, awards under the 2001 Stock Plan are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award will be paid only to the recipient or the recipient's beneficiary or representative.

Termination of or Changes to the 2001 Stock Plan. The Board may amend or terminate the 2001 Stock Plan at any time and in any manner. Stockholder approval for an amendment is required only if the amendment increases the number of shares available under the 2001 Stock Plan or if stockholder approval is otherwise required as a matter of law. (Adjustments as a result of stock splits or similar events will not be considered an amendment requiring stockholder approval.) Unless terminated earlier by the Board, the 2001 Stock Plan will terminate on February 21, 2011. Outstanding awards generally may be amended, subject to the consent of the holder if the amendment materially and adversely affects the holder.

U.S. Federal Income Tax Treatment of Awards Under the 2001 Stock Plan

The U.S. federal income tax consequences of the 2001 Stock Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2001 Stock Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

With respect to nonqualified stock options, the Company is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the Company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the optionee may be subject to U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2001 Stock Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, cash and stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2001 Stock Plan in connection with a change in control (as this term is used under the U.S. Internal Revenue Code), the Company may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the U.S. Internal Revenue Code and certain related excise taxes may be triggered. As previously noted, the aggregate compensation in excess of $1,000,000 attributable to awards that are not "performance-based" within the meaning of Section 162(m) may not be permitted to be deducted by the Company in certain circumstances.

Specific Benefits, Historical Grants under the 2001 Stock Plan

The Company has not approved any awards under the 2001 Stock Plan that are contingent on stockholder approval of this 2001 Stock Plan proposal.

For information regarding stock options, restricted stock, and restricted performance stock right awards granted to the Company's named executive officers during fiscal 2007, see the material under the heading "Executive Compensation." For additional information regarding past option grants under the 2001 Stock Plan, see the "Aggregate Past Grants Under the 2001 Long-Term Incentive Stock Plan" table below.

The Company currently expects to continue granting awards under the 2001 Stock Plan on, in general, an annual basis. Awards for 2009 are expected to occur in February 2009. However, the Company has not determined any specific awards or award grant levels with respect to any future awards. Thus, the number, amount and type of awards to be received by or allocated to eligible persons in the future under the 2001 Stock Plan cannot be determined at this time.

The closing market price for a share of the Company's Common Stock on March 25, 2008 was $78.88 per share.

Aggregate Past Grants Under the 2001 Long-Term Incentive Stock Plan

As of March 6, 2008, options covering 21,630,311 shares of Common Stock had been granted under the 2001 Stock Plan. The following table shows information as regarding the distribution of those options among the persons and groups identified below, and option exercises prior to and option holdings as of that date.

Name and Position	Number of Shares Subject to Past Option Grants	Number of Shares Acquired On Exercise	Number of Shares Underlying Options as of 3/6/08	
			Exercisable	Unexercisable
Executive Group:				
Ronald D. Sugar Chairman and Chief Executive Officer	1,611,106	0	873,500	737,606
Wesley G. Bush President and Chief Operating Officer	420,450	0	166,750	253,700
James F. Palmer Corporate Vice President and Chief Financial Officer	121,850	0	0	121,850
Scott J. Seymour(1) Corporate Vice President and President, Integrated Systems	250,000	60,000	125,000	65,000
Jerry B. Agee Corporate Vice President and President, Mission Systems	159,200	0	60,000	99,200
James R. O'Neill(2) Corporate Vice President and President Information Technology	166,000	45,000	65,000	56,000
Total for Executive Group	2,728,606	105,000	1,290,250	1,333,356
Non-Executive Director Group	0	0	0	0
Each other person who has received 5% or more of the options, warrants or rights under the 2001 Stock Plan	0	0	0	0
All employees, including all current officers who are not executive officers or directors, as a group	18,901,705	9,789,289	6,565,715	1,077,943
Total				

(1) Mr. Seymour retired from the Company effective March 1, 2008.

(2) Mr. O'Neill held the position of Corporate Vice President and President, Information Technology through January 31, 2008.

Equity Compensation Plan Information

The Company currently maintains four equity compensation plans: the 2001 Stock Plan, the 1995 Stock Option Plan for Non-Employee Directors, as amended (the "1995 Directors Plan"), the Northrop Grumman Corporation 1993 Stock Plan for Non-Employee Directors, as amended (the "1993 Directors Plan"), and the 1993 Long-Term Incentive Stock Plan (the "1993 Stock Plan"). Each of these plans has been approved by the Company's stockholders.

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding options, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2007.

Plan category	Number of shares of Common Stock to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares of Common Stock remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by stockholders	22,083,136(1)	$51.00(2)	17,464,540(3)
Additional Performance shares	4,039,605		
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	26,122,741	$51.00	17,464,540

(1) Of these shares, 152,094 were subject to options then outstanding under the 1995 Directors Plan, 9,567,770 were subject to options then outstanding under the 2001 Stock Plan, 1,243,963 were subject to options then outstanding under the 1993 Stock Plan, and 3,919,418 options as a result of conversions from Litton Industries Inc. and TRW Inc. stock plans. In addition, this number includes 11,177,511 shares that were subject to outstanding stock awards granted under the 2001 Stock Plan, and 61,985 shares were subject to outstanding stock units credited under the 1993 Directors Plan. Additional performance shares of 4,039,605 reflect the number of shares deliverable under payment of outstanding restricted performance stock rights, assuming maximum performance criteria have been achieved.

(2) This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted performance stock right and restricted stock right awards, and exclusive of stock units credited under the 1993 Directors Plan.

(3) Of the aggregate number of shares that remained available for future issuance, 318,000 were available under the 1995 Directors Plan, 25,442 were available under the 1993 Directors Plan, and 17,121,098 were available under the 2001 LTISP. No new awards may be granted under the 1993 Stock Plan. Subject to certain limits set forth in the 2001 LTISP, the shares available under the 2001 LTISP generally may be used for any type of award authorized under that plan including, but not limited to, stock options, stock appreciation rights, time- or performance-based restricted stock or stock units, and stock bonuses.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal, provided that the total votes cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal, is required for approval of this proposal. Members of the Board who are employed by the Company are eligible for awards under the 2001 Stock Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ABOVE PROPOSAL.

PROPOSAL FOUR: STOCKHOLDER PROPOSAL

The Congregation of the Passion, Holy Cross Province, 5700 N. Harlem Avenue, Chicago, Illinois 60631, a beneficial owner of 106 shares of Common Stock of the Company; The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, Pennsylvania 19014, a beneficial owner of at least $2,000 worth of Common Stock of the Company; The Congregation of Sisters of St. Agnes, 320 County Road K, Fond du Lac, Wisconsin 54935, a beneficial owner of 72 shares of Common Stock of the Company; Sinsinawa Dominicans, 585 County Road Z, Sinsinawa, Wisconsin 53824, a beneficial owner of 80 shares of Common Stock of the Company; School Sisters of Notre Dame—Milwaukee Province, 13105 Watertown Plank Road, Elm Grove, Wisconsin 53122, a beneficial owner of 200 shares of Common Stock of the Company, the proponents of a stockholder proposal, have stated that the proponents intend to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

WHEREAS the United States exports weapons and related military services through foreign military sales (government-to-government), direct commercial weapons sales (U.S. companies to foreign buyers), equipment leases, transfers of excess defense materiel and emergency drawdowns of weaponry.

The U.S. ranked first in arms transfer deliveries with developing nations, including those in the Near East and Asia, with $8.1 billion for 2005. The weapons sold range from ammunition to tanks, combat aircraft, armored cars, missiles and submarines. Conventional Arms Transfers to Developing Nations, 1998-2005, 10-23-06, CRS Report for Congress, http://www.fas.org/sgp/crs/natsec/RL33696.pdf]. In a number of recent U.S. combat engagements (e.g., the first Gulf War, Somalia, Afghanistan and Iraq), our troops faced adversaries who had previously received U.S. weapons or military technology.

In Fiscal Year 2006, Northrop Grumman was ranked as 3rd largest Department of Defense contractor with $16.2 billion in contracts. (DoD Top 100 Companies—FY 2006) and number 2 at $27.6 billion in SIPRI's list of 100 largest arms-producing companies in the world for 2005.

RESOLVED: Shareholders request that, within six months of the annual meeting, the Board of Directors provide a comprehensive report, at reasonable cost and omitting proprietary and classified information, of Northrop Grumman's foreign sales of weapons-related products and services.

Supporting Statement

We believe it is reasonable that the report include:

1. Processes used to determine and promote foreign sales e.g. Israel, Saudi Arabia, Egypt and other Middle East countries;
2. Criteria for choosing countries with which to do business, including selling weapons components and technology and subcontracting arms manufacturing and assembly overseas;
3. Procedures used to negotiate foreign arms sales, government-to-government and direct commercial sales and the percentage of sales for each category;
4. Disclosure of sales and other arrangements with local security forces;
5. Practices ensuring designated customer so as to prevent smuggling and unintended third party sales;
6. Categories of military equipment or components, including dual use items exported for the past three years, with as much statistical information as permissible; contracts for servicing/maintaining equipment; offset agreements; and licensing and/or co-production with foreign governments.

We believe with the American Red Cross that "the greater the availability of arms, the greater the violations of human rights and international humanitarian law." Global security is the security of all people. Several times in our recent history, we've seen weapons sold to one country result in a threat to our own security. We know, too, that war zones, as well as countries to which illegal weapons have spread, are suffering an increase in human rights abuses inflicted on women and children, people of minority ethnicities, NGOs offering medical services and, now, injuries, torture and death of employees of private military corporations contracted to the DOD (e.g. Iraq).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

Northrop Grumman applies its core values in bidding and performing all contracts, including adherence to the highest standards of ethics and integrity. The Northrop Grumman Standards of Business Conduct require adherence to all applicable U.S. and foreign laws. This includes the requirement to secure required U.S. Government approvals for foreign bids, contracts, exports and re-exports, to ensure they are consistent with the national interest, including as applicable the U.S. Departments of Defense, State, Commerce and Treasury, as well as the U.S. Congress for certain transactions involving military sales. The U.S. Government views the sale, export, and re-transfer of defense articles and defense services as an integral part of safeguarding U.S. national security and furthering U.S. foreign policy objectives. Authorizations to transfer defense articles and provide defense services, if applied judiciously, can help meet the legitimate needs of friendly countries, deter aggression, foster regional stability, and promote the peaceful resolution of disputes. The U.S., however, is cognizant of the potentially adverse consequences of indiscriminate arms transfers and, therefore, strictly regulates exports and re-exports of defense items and technologies to protect its national interests and those interests in peace and security of the broader international community. Northrop Grumman Corporation is registered with the Department of State and has a robust infrastructure to comply with applicable export requirements in furtherance of these U.S. Government interests.

Northrop Grumman's vision is to be the most trusted provider of systems and technologies that ensure the security and freedom of our nation and its allies. Consistent with this vision and the rigorous controls described above, Northrop Grumman bids on and performs contracts for many customers, including U.S., state, local and foreign governments, and U.S. and foreign commercial entities. Northrop Grumman decides whether to bid on any specific U.S. or foreign opportunity by evaluating the projected return to our stockholders and the Company's capability to successfully perform, after consideration of all relevant factors.

The proposal requests a comprehensive report of Northrop Grumman's foreign sales of weapons-related products and services, while omitting proprietary and classified information. We believe the requested report would not be possible to produce without risking disclosure of proprietary information, which would potentially have a significant detrimental competitive effect on the Company's interests in bidding and performing foreign contracts.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of the votes cast on the proposal (which means the votes cast "for" the proposal must exceed the votes cast "against" the proposal).

FOR THESE REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NUMBER FOUR.

PROPOSAL FIVE: STOCKHOLDER PROPOSAL

The Service Employees International Union Master Trust, 11 Dupont Circle, Suite 900, Washington, DC 20036, a beneficial owner of 13,000 shares of Common Stock of the Company, the proponent of a stockholder proposal, has stated that the proponent intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

RESOLVED, that shareholders of Northrop Grumman Corporation ("Northrop Grumman") urge the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Northrop Grumman's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Supporting Statement

Investors are increasingly concerned about mushrooming executive compensation, which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on the backdating of stock options has increased such investor concern. This proposed reform can help improve investor confidence in compensation practices at our company.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. In establishing the rule, the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently, U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages (*Pay Without Performance*, 49, 2004).

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection are also a blunt and insufficient instrument for registering dissatisfaction with the way the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation at Northrop Grumman by establishing an annual referendum process. The results of such a vote would provide the board and management with useful information about how shareholders view the company's senior executive compensation reported each year, and whether compensation plans are in shareholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board believes that annual stockholder reviews of executive compensation are not the most cost-effective and efficient manner to review management's performance. The Company has state-of-the-art procedures in place to accomplish such reviews. The Compensation Committee recognizes the importance of a continuous and effective review of the programs, policies and procedures to capitalize on industry best practices and annually performs a self evaluation to determine what changes, if any, would improve the Company's executive compensation program.

The Board of Directors believes that stockholders currently have ample means and opportunity to inform Board members of their views regarding any aspect of the compensation of named executive officers. Among other things, stockholders' views on this topic may be communicated in writing to individual Board members, the Independent Lead Director, the Independent Directors as a group, or the full Board as a group. In addition, the Company has instituted a number of changes to its corporate governance practices to enable stockholders to express their views on the performance of any of the directors. The classified board has been eliminated, giving stockholders the opportunity to vote for or against each director on an annual basis. The Company has also instituted majority voting, requiring a director to receive more votes "for" than "against" to be re-elected to the Board. The Board of Directors believes that these provide effective methods for stockholders to express dissatisfaction with actions by the members of the Compensation Committee.

The annual referendum process as proposed does not lend itself to any specific action because it provides for a shareholder vote on executive compensation in general without providing any feedback on particular elements of the executive compensation process. Therefore, current avenues that shareholders have available to them to express their views about executive compensation are much more actionable than the proposed annual referendum process.

Determining appropriate balance in executive compensation is extremely important, and the Compensation Committee members take this responsibility seriously. They realize the importance of hiring the best talent in a very competitive market and motivating performance critical to the long term success of the Company and to the interests of the stockholders. The Compensation Committee is composed of individuals who devote significant time to reviewing the proposed compensation for the Company's senior management. In addition, the Committee hired an experienced independent compensation consultant who reports to the Committee, not management, and performs no other work for the Company.

Because the non-binding vote procedures set forth in the proposal would not add any significant information to that which can now be provided to the Board, and because an annual shareholder review could be detrimental to the Company's future efforts to recruit and retain top management talent, the Board of Directors recommends against adoption of the proposal.

Vote required

Approval of this proposal requires the affirmative vote of a majority of the votes cast on the proposal (which means the votes cast "for" the proposal must exceed the votes cast "against" the proposal).

FOR THESE REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NUMBER FIVE.

PROPOSAL SIX: STOCKHOLDER PROPOSAL

The AFSCME Employees Pension Plan, 1625 L Street, N.W., Washington, D.C. 20036, a beneficial owner of 2,328 shares of Common Stock of the Company, the proponent of a stockholder proposal, has stated that the proponent intends to present a proposal at the Annual Meeting. The proposal and supporting statement for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the proposal for the reasons stated after this proposal.

RESOLVED, that stockholders of Northrop Grumman Corporation ("Northrop Grumman" or the "Company") urge the compensation committee of the board of directors to adopt a policy that the Company will not make or promise to make to its senior executives any tax gross-up payment ("Gross-up"), except for Gross-ups provided pursuant to a plan, policy or arrangement applicable to management employees of the Company generally, such as a relocation or expatriate tax equalization policy. For purposes of this proposal, a Gross-up is defined as any payment to or on behalf of the senior executive whose amount is calculated by reference to an actual or estimated tax liability of the senior executive. The policy should be implemented in a way that does not violate any existing contractual obligation of the Company or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT

As long-term Northrop Grumman stockholders, we support compensation programs that tie pay closely to performance and that deploy company resources efficiently. In our view, tax gross-ups for senior executives—reimbursing a senior executive for tax liability or making payment to a taxing authority on a senior executive's behalf—are not consistent with these principles. Here at our company, Chairman and CEO Ronald Sugar is entitled to receive $11,491,977 in gross-ups on excise taxes in the event of a qualifying termination in conjunction with a change in control.

Because the amount of gross-up payments depends on a variety of external factors such as the tax rate—and not on company performance—tax gross-ups sever the pay/performance link. Moreover, a company may incur a large gross-up obligation in order to enable a senior executive to receive a relatively small amount of compensation. That fact led Paula Todd of compensation consultant Towers Perrin to call gross-ups "an incredibly inefficient use of shareholders' money." ("When Shareholders Pay the CEO's Tax Bill," Business Week (Mar. 5, 2007))

The amounts involved in tax gross-ups can be sizeable, especially gross-ups relating to excess parachute payment excise taxes, which apply in a change-of-control context. Michael Kesner of Deloitte Consulting has estimated that gross-up payments on executives' exec golden parachute excise taxes can account for 8% of a merger's total cost. (Gretchen Morgenson, "The CEO's Parachute Cost What?" The New York Times (Feb. 4, 2007))

This proposal does not seek to eliminate gross-ups or similar payments that are available broadly to the Company's management employees. Gross-ups that compensate employees for taxes due on certain relocation payments or to equalize taxation on employees serving in expatriate assignments, for example, which are extended to a large number of employees under similar circumstances, are much smaller and do not raise concerns about fairness and misplaced incentives.

We urge stockholders to vote FOR this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board and the Compensation Committee support compensation policies that link pay to performance. While the Committee recognizes the concerns about excessive executive compensation, there is a need for flexible compensation policies and procedures to provide competitive programs that are often essential to recruiting and retaining key executive talent. In the marketplace, it is vital the Company offer compensation and benefits that approximate those offered by our peer companies. The use of gross ups is intended to maintain the Company's competitive position relative to market where this form of benefit is prevalent.

The Company uses gross ups as part of its executive compensation program to address inequities created during a change in control. The application of Internal Revenue Code Sections 280G and 4999 ("Code") with respect to affected executives can have the unintended effect of favoring certain individuals and not others despite conditions suggesting they be treated equally. The tax liability under the Code is dependent on W-2 compensation over the 5 years preceding the change in control. As the level of W-2 earnings rises, the threshold before certain taxes are incurred also rises. Length of service and stock option exercises for example, can have a significant impact on the determination of potential taxes under the Code. In addition, executives who defer portions of their compensation, thus lowering their W-2 earnings, can be adversely affected under the Code. In a change in control, there is potential for these individuals to owe more taxes than their similarly compensated peers.

The Company also uses gross ups to compensate the Chief Executive Officer ("CEO") for complying with the Company's travel policy. This policy requires that all air travel by the CEO, whether business or personal, be conducted using Company aircraft. The purpose of this requirement is to provide appropriate security deemed necessary by the Board of Directors in the best interests of the Company. To prevent the CEO from being unnecessarily penalized for this requirement, the Company provides a gross up benefit to compensate him for the corresponding tax liability related to the use of corporate aircraft.

The demands of the modern economy also drive the use of gross ups to support the Company's need for a mobile workforce. To that end, the Company employs gross ups in cases of ongoing executive travel where the employee's presence is required in one or more locations on a regular basis. Living arrangements provided by the Company can create a potential tax liability for the employee. To prevent the executive from being unnecessarily penalized for this requirement, the Company provides a gross up benefit.

The Compensation Committee oversees Management's administration of the executive compensation program of the Company, is comprised of independent directors, and is advised directly by an executive compensation consulting firm working exclusively for the Company's Board of Directors. The Committee is cognizant of the potential for abuse of the gross up benefit and is vigilant in monitoring its use as it exercises its fiduciary responsibility to shareholders. Based on current market practice and the need to retain talented individuals in key positions, the Committee believes the gross up benefit is an important and necessary component of the Company's executive compensation program.

Vote required

Approval of this proposal requires the affirmative vote of a majority of the votes cast on the proposal (which means the votes cast "for" the proposal must exceed the votes cast "against" the proposal).

FOR THESE REASONS, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NUMBER SIX.

MISCELLANEOUS

Voting on Other Matters

Management is not aware of any other business to be transacted at the Annual Meeting. Northrop Grumman's Bylaws outline procedures, including minimum notice provisions, for stockholder nomination of directors and submission of other stockholder business to be transacted before the Annual Meeting. A copy of the pertinent Bylaw provisions is available on request to the Corporate Secretary, Northrop Grumman Corporation, 1840 Century Park East, Los Angeles, California 90067. If any other business properly comes before the Annual Meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons authorized to vote them.

Proposal of Stockholders for the 2009 Annual Meeting

Any stockholder who intends to present a proposal at the annual meeting in the year 2009 must deliver the proposal to the Corporate Secretary at 1840 Century Park East, Los Angeles, California 90067:

- Not later than December 23, 2008, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.
- Not earlier than November 23, 2008 and not later than December 23, 2008, if the proposal is submitted pursuant to the Company's Bylaws, in which case the Company is not required to include the proposal in its proxy materials.

Any stockholder who wishes to introduce a proposal should consult the Company's Bylaws and applicable proxy rules of the SEC. A copy of the Company's Bylaws is available on request to Corporate Secretary, Northrop Grumman Corporation, 1840 Century Park East, Los Angeles, California 90067.

Stockholder Nominees for Director Election at the 2009 Annual Meeting

Any stockholder who intends to nominate a person for election as a director at the annual meeting in the year 2009 must deliver a notice of such nomination (along with certain other information required by the Company's Bylaws) to the Corporate Secretary at 1840 Century Park East, Los Angeles, California 90067, not earlier than November 23, 2008 and not later than December 23, 2008.

Householding Information

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple stockholders in a household. The Company will promptly deliver a separate copy to a stockholder upon written or oral request to the following address: Corporate Secretary, 1840 Century Park East, Los Angeles, California 90067 or calling (310) 201-3286. To receive separate copies of the proxy statement in the future, or if a stockholder is receiving multiple copies and would like to receive only one copy for the household, the stockholder should contact his or her bank, broker or other nominee record holder, or may contact the Company at the above address.

Cost of Soliciting Proxies

The cost of soliciting proxies in the accompanying form will be paid by the Company. In addition to solicitation by mail, arrangements will, where appropriate, be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The Company will, upon request, reimburse them for reasonable expenses incurred. The Company has retained D.F. King & Co, Inc. of New York at an estimated fee of $13,500 plus reasonable disbursements. Officers, directors and regular employees of the Company may request the return of proxies personally, by means of materials prepared for stockholders and employee-stockholders or by telephone or telegram to the extent deemed appropriate by the Board of Directors.

No additional compensation will be paid to such individuals for this activity. The extent to which this solicitation will be necessary will depend upon how promptly proxies are received; therefore, stockholders are urged to return their proxies without delay.

Stephen D. Yslas
Corporate Vice President, Secretary and Deputy General Counsel

April 21, 2008

NOTICE: THE COMPANY FILED AN ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007 ON FEBRUARY 20, 2008. STOCKHOLDERS OF RECORD ON MARCH 25, 2008 MAY OBTAIN A COPY OF THIS REPORT WITHOUT CHARGE FROM THE CORPORATE SECRETARY, NORTHROP GRUMMAN CORPORATION, 1840 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067.

EXHIBIT A

NORTHROP GRUMMAN 2001 LONG-TERM INCENTIVE STOCK PLAN
(As Amended Through December 19, 2007)

1. Purpose

The purpose of the Northrop Grumman 2001 Long-Term Incentive Stock Plan (the "Plan") is to promote the long-term success of Northrop Grumman Corporation (the "Company") and to increase stockholder value by providing its officers and selected employees with incentives to create excellent performance and to continue service with the Company, its subsidiaries and affiliates. Both by encouraging such officers and employees to become owners of the common stock of the Company and by providing actual ownership through Plan awards, it is intended that Plan participants will view the Company from an ownership perspective.

2. Term

The Plan shall become effective upon the approval by the stockholders of the Company (the "Effective Time"). Unless previously terminated by the Company's Board of Directors (the "Board"), the Plan shall terminate at the close of business on the day before the tenth anniversary of the Board's approval of the Plan. After termination of the Plan, no future awards may be granted but previously granted awards (and the Committee's (as such term is defined in Section 3) authority with respect thereto) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Plan.

3. Plan Administration

(a) The Plan shall be administered by the Compensation and Management Development Committee (or its successor) of the Board. Subject to the following provisions of this Section 3(a), the Compensation and Management Development Committee (or its successor) may delegate different levels of authority to make grants under the Plan to different committees, provided that each such committee consists of one or more members of the Board. With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Plan shall be administered by a committee consisting of two or more outside directors (as this requirement is applied under Section 162(m) of the Code). Transactions in or involving awards intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), must be duly and timely authorized by the Board or a committee of non-employee directors (as this term is used in or under Rule 16b-3). (The appropriate acting body, be it the Compensation and Management Development Committee or another duly authorized committee of directors, is referred to as "Committee".)

(b) The Committee shall have full and exclusive power to interpret the Plan and to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which power shall be executed in the best interests of the Company and in keeping with the objectives of the Plan. This power includes, but is not limited to, selecting award recipients, establishing all award terms and conditions and adopting modifications, amendments and procedures, including subplans and the like as may be necessary to comply with provisions of the laws and applicable regulatory rulings of countries in which the Company (or its subsidiaries or affiliates, as applicable) operates in order to assure the viability of awards granted under the Plan and to enable participants employed in such countries to receive advantages and benefits under the Plan and such laws and rulings. In no event other than as contemplated by Section 6, however, shall the Committee or its designee have the right to cancel or amend outstanding stock options for the purpose of repricing, replacing or regranting such options with a purchase price that is less than the purchase price of the original option.

(c) In making any determination or in taking or not taking any action under the Plan, the Committee may obtain and may rely on the advice of experts, including employees of and professional advisors to the Company. Any action taken by, or inaction of, the Committee relating to or pursuant to the Plan shall be within the absolute discretion of that entity or body and shall be conclusive and binding on all persons.

4. Eligibility

Any key employee of the Company shall be eligible to receive one or more awards under the Plan. "Key Employee" shall also include any former key employee of the Company eligible to receive an assumed or replacement award as contemplated in Sections 5 and 8. For purposes of this Section 4, "Company" includes any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant equity interest, as determined by the Committee.

5. Shares of Common Stock Subject to the Plan and Grant Limits

(a) Subject to Section 6 of the Plan, the aggregate number of additional shares of common stock of the Company ("Common Stock") which may be issued or transferred pursuant to awards under the Plan shall not exceed the sum of: (i) 50,000,000 shares; plus (ii) any shares of Common Stock which as of the Effective Time are available or become available for issuance under the Company's 1993 Long-Term Incentive Plan (the "Prior Plan") and which are not thereafter issued; plus (iii) any shares of Common Stock which the Company repurchases with proceeds received from option exercises. For purposes of the Plan, (x) any shares of Common Stock which are forfeited back to the Company under the Plan or the Prior Plan (including, without limitation, any shares reserved but not actually issued with respect to restricted performance stock rights granted under the Prior Plan), and (y) any shares which have been exchanged by a participant as full or partial payment to the Company in connection with any award under the Plan or the Prior Plan, as well as any shares exchanged by a Participant or withheld by the Company to satisfy the tax withholding obligations related to an award under the Plan or the Prior Plan, shall be available for issuance under the Plan in subsequent periods.

(b) In no event, however, shall more than 20,000,000 shares of Common Stock available for issuance pursuant to the Plan be issued pursuant to stock awards granted under Section 8(c) of the Plan. The maximum number of shares of Common Stock that may be delivered pursuant to stock options qualified as incentive stock options under Section 422 of the Code ("ISOs") is 8,000,000 shares.

(c) In instances where a stock appreciation right ("SAR") or other award is settled in cash or a form other than shares, the shares that would have been issued had there been no cash or other settlement shall not be counted against the shares available for issuance under the Plan. If an SAR or other award that was granted under the Prior Plan and outstanding at the Effective Time is settled in cash or a form other than shares, the shares that would have been issued had there been no cash or other settlement shall, notwithstanding anything to the contrary in the Prior Plan, not be counted against the shares available for issuance under the Prior Plan for purposes of determining the shares available for issuance under the Plan. The payment of cash dividends and dividend equivalents in conjunction with outstanding awards shall not be counted against the shares available for issuance under the Plan. Any shares that are issued by the Company, and any awards that are granted by, or become obligations of, the Company, through the assumption by the Company or an affiliate of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company (or a subsidiary or affiliate) in connection with a business or asset acquisition or similar transaction) shall not be counted against the shares available for issuance under the Plan.

(d) Any shares issued under the Plan may consist in whole or in part of authorized and unissued shares or of treasury shares, and no fractional shares shall be issued under the Plan. Cash may be paid in lieu of any fractional shares in settlements of awards under the Plan.

(e) In no event shall the total number of shares of Common Stock that may be awarded to any eligible participant during any three year period pursuant to stock option grants and SAR grants hereunder exceed 1,800,000 shares. In no event shall "Performance-Based Awards" under Section 8(c)(ii) (other than stock options or SARs, and without giving effect to any related dividend equivalents) that are granted to any eligible participant during any three consecutive years relate to or provide for payment of more than 600,000 shares of Common Stock.

(f) Adjustments to the Plan's aggregate share limit pursuant to clause (ii), (iii), (x) and/or (y) of Section 5(a), as well as the provisions of Section 5(c), are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder. The limits set forth in Sections 5(b) and 5(e) shall apply with respect to all Plan awards regardless of whether the underlying shares are attributable to the fixed number of shares made available for Plan award purposes or shares available but not issued under the Prior Plan.

6. Adjustments and Reorganizations

(a) Upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of shares of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Committee shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Unless otherwise expressly provided in the applicable award agreement, upon (or, as may be necessary to effect the adjustment, immediately prior to) any event or transaction described in the preceding paragraph or a sale of all or substantially all of the business or assets of the Company as an entirety, the Committee shall equitably and proportionately adjust the performance standards applicable to any then-outstanding performance-based awards to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding performance-based awards.

It is intended that, if possible, any adjustments contemplated by the preceding two paragraphs be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Section 424 of the Code, Section 409A of the Code and Section 162(m) of the Code) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

(b) Notwithstanding anything to the contrary in Section 6(a), the provisions of this Section 6(b) shall apply to an outstanding Plan award if a Change in Control (as defined in Section 6(e)) occurs. If the Company undergoes a Change in Control triggered by clause (iii) or (iv) of the definition thereof and the Company is not the surviving entity and the successor to the Company (if any) (or a parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control, or if for any other reason the award would not continue after the Change in Control, then upon the Change in Control: (i) if the award is a stock option, it shall vest fully and completely, any and all restrictions on exercisability or otherwise shall lapse, and it shall be fully exercisable; (ii) if the award is an SAR, it shall vest fully and completely, any and all restrictions on such SAR shall lapse, and such SAR shall be converted completely into cash at a price per share-unit equal to the higher of (x) the highest price paid for a share of Common Stock, as reported in the New York Stock Exchange Composite Transactions, during the 120 days prior to and including the date of the Change in Control, and (y) the highest price paid (on a national stock exchange or as quoted in the NASDAQ National Market Issues) for a share of stock of the corporation or other entity with which or into which the Company is merged, or if such corporation or other entity is not publicly traded, then the highest price paid on an exchange or as quoted in the NASDAQ National Market Issues for a share of stock of a publicly traded corporation or other entity that owns 50% or more (directly or indirectly) of such corporation or other entity on the date of the Change in Control (subject to adjustment pursuant to Section 6(a)); and (iii) if such award is an award or grant under Section 8(c) of the Plan, it shall immediately vest fully and completely, and all restrictions shall lapse, provided, however, that if the award is performance-based, the earnout or payout of the award, as applicable, shall be computed based on the performance terms of the award and based on actual performance achieved to the date of the Change in Control. No acceleration of vesting, exercisability and/or payment of an outstanding Plan award shall occur in connection with a Change in Control if either (i) the Company is the surviving entity, or (ii) the successor to the Company (if any) (or a parent thereof) agrees in writing prior to the Change in Control to assume the award; provided, however, that individual awards may provide for acceleration under these circumstances as contemplated by Section 6(c) below. Notwithstanding the foregoing provisions of this Section 6(b), no acceleration of vesting, exercisability and/or payment of an outstanding Plan award shall occur in connection with a Change in Control event that would, but for such acceleration, be accounted for under generally accepted accounting principles in effect on the date of such Change in Control as a pooling of interests transaction to the extent that such acceleration would render pooling accounting unavailable with respect to the transaction. If a stock option or other award is fully vested or becomes fully vested as provided in this paragraph (or would have become fully vested but for the pooling provision set forth in the preceding sentence) but is not exercised or paid prior to a Change in Control triggered by clause (iii) or (iv) of the definition thereof and the Company is not the surviving entity and the successor to the Company (if any) (or a parent thereof) does not agree in writing prior to the occurrence of the Change in Control to continue and assume the award following the Change in Control, or if for any other reason the award would not continue after the Change in Control, then the Committee may provide for the settlement in cash of the award (such settlement to be calculated as though the award was paid or exercised simultaneously with the Change in Control and based upon the then Fair Market Value of a share of Common Stock and subject, in the case of an SAR or performance-based award, to the Change in Control payment provisions set forth above). An option or other award so settled by the Committee shall automatically terminate. If, in such circumstances, the Committee does not provide for the cash settlement of an option or other award, then upon the Change in Control such option or award shall terminate, subject to any provision that has been made by the Committee through a plan of reorganization or otherwise for the survival, substitution or exchange of such option or right; provided that the option or award holder shall be given reasonable notice of such intended termination and, subject to the pooling provision set forth above, an opportunity to exercise the option or award (to the extent an award other than an option must be exercised in order for the participant to realize the intended benefits) prior to or upon the Change in Control.

(c) Notwithstanding the provisions of Section 6(b), awards issued under the Plan may contain specific provisions regarding the consequences of a Change in Control and, if contained in an award, those provisions shall be controlling in the event of any inconsistency. (For example, and without limitation, an award may provide that (i) acceleration of vesting will occur automatically upon a Change in Control, or (ii) acceleration will occur in connection with a Change in Control if the participant is terminated by the Company without cause or the participant terminates employment for good reason.) The occurrence of a particular Change in Control under the Plan shall have no affect on any award granted under the Plan after the date of that Change in Control.

(d) The Committee may make adjustments pursuant to Section 6(a) and/or deem an acceleration of vesting of awards pursuant to Section 6(b) to occur sufficiently prior to an event if necessary or deemed appropriate to permit the participant to realize the benefits intended to be conveyed with respect to the shares underlying the award; provided, however, that, the Committee may reinstate the original terms of an award if the related event does not actually occur.

(e) A "Change in Control" of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(i) Any Person (other than those Persons in control of the Company as of the Effective Time, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any affiliate of the Company or a successor) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of either (1) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this clause (i): (A) "Person" or "group" shall not include underwriters acquiring newly-issued voting securities (or securities convertible into voting securities) directly from the Company with a view towards distribution, (B) creditors of the Company who become stockholders of the Company in connection with any bankruptcy of the Company under the laws of the United States shall not, by virtue of such bankruptcy, be deemed a "group" or a single Person for the purposes of this clause (i) (provided that any one of such creditors may trigger a Change in Control pursuant to this clause (i) if such creditor's ownership of Company securities equals or exceeds the foregoing threshold), and (C) an acquisition shall not constitute a Change in Control if made by an entity pursuant to a transaction that is covered by and does not otherwise constitute a Change in Control under clause (iii) below;

(ii) On any day after the Effective Time (the "Measurement Date") Continuing Directors cease for any reason to constitute either: (1) if the Company does not have a Parent, a majority of the Board; or (2) if the Company has a Parent, a majority of the Board of Directors of the Controlling Parent. A director is a "Continuing Director" if he or she either:

(1) was a member of the Board on the applicable Initial Date (an "Initial Director"); or

(2) was elected to the Board (or the Board of Directors of the Controlling Parent, as applicable), or was nominated for election by the Company's or the Controlling Parent's stockholders, by a vote of at least two-thirds (2/3) of the Initial Directors then in office.

A member of the Board (or Board of Directors of the Controlling Parent, as applicable) who was not a director on the applicable Initial Date shall be deemed to be an Initial Director for purposes of clause (2) above if his or her election, or nomination for election by the Company's or the Controlling Parent's stockholders, was approved by a vote of at least two-thirds (2/3) of the Initial Directors (including directors elected after the applicable Initial Date who are deemed to be Initial Directors by application of this provision) then in office. "Initial Date" means the later of (1) the Effective Time or (2) the date that is two (2) years before the Measurement Date.

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than sixty percent (60%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, is a Parent of the Company or the successor of the Company) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or a Parent of the Company or any successor of the Company or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or a Parent of the Company or the successor entity) Beneficially Owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of twenty-five percent (25%) existed prior to the Business Combination, and (3) a Change in Control is not triggered pursuant to clause (ii) above with respect to the Company (including any successor entity) or any Parent of the Company (or the successor entity).

(iv) A complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control of the Company under clause (iii) above.

Notwithstanding the foregoing, in no event shall a transaction or other event that occurred prior to the Effective Time constitute a Change in Control. Notwithstanding anything in clause (iii) above to the contrary, a change in ownership of the Company resulting from creditors of the Company becoming stockholders of the Company in connection with any bankruptcy of the Company under the laws of the United States shall not trigger a Change in Control pursuant to clause (iii) above.

"Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the 1934 Act. "Controlling Parent" means the Company's Parent so long as a majority of the voting stock or voting power of that Parent is not Beneficially Owned, directly or indirectly through one or more subsidiaries, by any other Person. In the event that the Company has more than one "Parent," then "Controlling Parent" means the Parent of the Company the majority of the voting stock or voting power of which is not Beneficially Owned, directly or indirectly through one or more subsidiaries, by any other Person. "Parent" means an entity that Beneficially Owns a majority of the voting stock or voting power of the Company, or all or substantially all of the Company's assets, directly or indirectly through one or more subsidiaries. "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the 1934 Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

7. Fair Market Value

"Fair Market Value" for all purposes under the Plan shall mean the closing price of a share of Common Stock as reported on the composite tape for securities listed on the New York Stock Exchange (the "Exchange") for the date in question. If no sales of Common Stock were made on the Exchange on that date, the closing price of a share of Common Stock as reported on said composite tape for the preceding day on which sales of Common Stock were made on the Exchange shall be substituted.

8. Awards

The Committee shall determine the type or types of award(s) to be made to each participant. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company, including the plan of any acquired entity. The types of awards that may be granted under the Plan are:

(a) Stock Options—A grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Committee. The purchase price per share for each option shall be not less than 100% of Fair Market Value on the date of grant, except that, in the case of a stock option granted retroactively in tandem with or as a substitution for another award, the exercise or designated price may be no lower than the Fair Marked Value of a share on the date such other award was granted. A stock option may be in the form of an ISO which, in addition to being subject to applicable terms, conditions and limitations established by the Committee, complies with Section 422 of the Code. If an ISO is granted, the aggregate Fair Market Value (determined on the date the option is granted) of Common Stock subject to an ISO granted to a participant by the Committee which first becomes exercisable in any calendar year shall not exceed $100,000.00 (otherwise, the intended ISO, to the extent of such excess, shall be rendered a nonqualified stock option). ISOs may only be granted to key employees of the Company or a subsidiary. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The price at which shares of Common Stock may be purchased under a stock option shall be paid in full at the time of the exercise in cash or such other method permitted by the Committee, including (i) tendering (either actually or by attestation) Common Stock; (ii) surrendering a stock award valued at Fair Market Value on the date of surrender; (iii) authorizing a third party to sell the shares (or a sufficient portion thereof) acquired upon exercise of a stock option and assigning the delivery to the Company of a sufficient amount of the sale proceeds to pay for all the shares acquired through such exercise; or (iv) any combination of the above. The Committee may grant stock options that provide for the award of a new option when the exercise price of the option and/or tax withholding obligations related to the exercise of the option have been paid by tendering shares of Common Stock to the Company or by the Company's reduction of the number of shares otherwise deliverable to the optionee. Any new option grant contemplated by the preceding sentence (the re-load grant) would cover the number of shares tendered by the optionee or withheld by the Company with the option purchase price set at the then current Fair Market Value and would never extend beyond the remaining term of the originally exercised option.

(b) SARs—A right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable award agreement, except that, in the case of a SAR granted retroactively in tandem with or as a substitution for another award, the exercise or designated price may be no lower than the Fair Market Value of a share on the date such other award was granted. The maximum term of an SAR shall be ten (10) years.

(c) Other Awards—Other awards, granted or denominated in Common Stock or units of Common Stock, may be granted under the Plan. Awards not granted or denominated in Common Stock or units of Common Stock (cash awards) also may be granted consistent with clause (ii) below.

(i) All or part of any stock award may be subject to conditions and restrictions established by the Committee, and set forth in the award agreement, which may include, but are not limited to, continuous service with the Company (or a subsidiary or affiliate), achievement of specific business objectives, and other measurements of individual, business unit or Company performance. Unless the Committee otherwise provides, awards under this Section 8(c) to employees of the Company or a subsidiary that are either granted or become vested, exercisable or payable based on attainment of one or more of the performance goals related to the business criteria identified below, shall be deemed to be intended as Performance-Based Awards under Section 8(c)(ii).

(ii) Without limiting the generality of the foregoing, and in addition to stock options and SAR grants, other performance-based awards within the meaning of Section 162(m) of the Code ("Performance-Based Awards"), whether in the form of restricted stock, performance stock, phantom stock or other rights, the vesting of which depends on the absolute or relative performance of the Company on a consolidated, segment, subsidiary, division, or plant basis with reference to revenue, net earnings (either before or after interest, taxes, depreciation, amortization and/or Net Pension Income (as defined below)), cash flow,.free cash flow, return on equity or on assets or on investment (in each case which may, but need not, be on a net basis), cost containment or reduction, stock price appreciation, total stockholder return, EVA (as defined below), or Pension Adjusted Operating Margin (as defined below) relative to preestablished performance goals, may be granted under the Plan. The applicable business criteria and the specific performance goals for Performance-Based Awards must be approved by the Committee in advance of applicable deadlines under the Code and while the performance relating to such goals remains substantially uncertain. The applicable performance period may range from one to ten years. Performance targets shall, to the extent determined by the Committee to be equitable and appropriate, be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting charges or other extraordinary events not foreseen at the time the targets were set. In no event shall share-based Performance-Based Awards granted to any eligible person under this Plan exceed the limit set forth in Section 5(e). In no event shall grants to any eligible person under this Plan of Performance-Based Awards payable only in cash in any calendar year and not related to shares provide for payment of more than $3,000,000. Except as otherwise permitted under Section 162(m) of the Code, before any Performance-Based Award is paid, the Committee must certify that the performance goal and any other material terms of the Performance-Based Award were in fact satisfied. The Committee shall have discretion to determine the conditions, restrictions or other limitations, in accordance with the terms of the Plan and Section 162(m) of the Code, on the payment of individual Performance-Based Awards. The Committee may reserve by express provision in any award agreement the right to reduce the amount payable in accordance with any standards or on any other basis (including the Committee's discretion), as the Committee may impose. Performance-Based Awards may be granted only to key employees of the Company or a subsidiary. "EVA" means operating profit after tax (which means net earnings after tax but before tax adjusted interest income and expense and goodwill amortization), less a charge for the use of capital (which is based on average total capital and the weighted average cost of capital). "Net Pension Income" means any positive difference between income from employee pension plan investments less the cost of employee pension benefits for the relevant period of time. "Pension Adjusted Operating Margin" means operating margin adjusted for the difference in pension cost between FAS (Financial Accounting Standards) and allowable and reimbursable pension costs under CAS (Cost Accounting Standards).

9. Dividends and Dividend Equivalents

The Committee may provide that any awards under the Plan earn dividends or dividend equivalents. Such dividends or dividend equivalents may be paid currently or may be credited to a participant's account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional shares or share equivalents.

10. Deferrals and Settlements

Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts, or the payment of crediting of dividend equivalents where the deferral amounts are denominated in shares.

11. Transferability and Exercisability

Unless otherwise expressly provided in (or pursuant to) this Section 11, by applicable law or by the award agreement, (i) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (ii) awards shall be exercised only by the holder; and (iii) amounts payable or shares issuable pursuant to an award shall be delivered only to (or for the account of) the holder. The foregoing exercise and transfer restrictions shall not apply to: (a) transfers to the Company; (b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; (c) transfers pursuant to a qualified domestic relations order (as defined in the Code) (in the case of ISOs, to the extent such transfers are permitted by the Code); (d) if the participant has suffered a disability, permitted transfers to or exercises on behalf of the holder by his or her legal representative; or (e) the authorization by the Committee of "cashless exercise" procedures. The Committee by express provision in the award or an amendment thereto may permit an award (other than an ISO) to be transferred to, exercised by and paid to certain persons or entities related to the participant, including but not limited to members of the participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish. Any permitted transfer shall be subject to the condition that the Committee receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the participant's termination of employment with the Company (or a subsidiary or affiliate) to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

12. Award Agreements

Awards under the Plan shall be evidenced by agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant's employment terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind any award; provided, however, that such authority shall not extend to the reduction of the exercise price of a previously granted option, except as provided in Section 6 hereof. The Committee need not require the execution of any such agreement, in which case acceptance of the award by the respective participant shall constitute agreement to the terms of the award.

13. Plan Amendment

The plan may only be amended by a disinterested majority of the Board of Directors as it deems necessary or appropriate to better achieve the purpose of the Plan, except that no such amendment shall be made without the approval of the Company's stockholders which would increase the number of shares available for issuance under the Plan (except for increases or adjustments expressly contemplated by Sections 5 and 6).

14. Tax Withholding

The Company shall have the right to deduct from any settlement of an award made under the Plan, including the delivery or vesting of shares, a sufficient amount to cover withholding (at the flat percentage rates applicable to supplemental wages) of any Federal, state or local taxes required by law or to take such other action as may be necessary to satisfy any such withholding obligations. The Committee may permit shares to be used to satisfy required tax withholding and such shares shall be valued at the Fair Market Value as of the settlement date of the applicable award.

15. Other Company Benefit and Compensation Programs

Unless otherwise specifically determined by the Committee, settlements of awards received by participants under the Plan shall not be deemed a part of a participant's regular, recurring compensation for purposes of calculating payments or benefits from any benefit plan or severance program of the Company (or a subsidiary or affiliate), or any severance pay law of any country. Further, the Company may adopt other compensation programs, plans or arrangements as it deems appropriate or necessary.

16. Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any participant or other person. To the extent any person holds any rights by virtue of a grant awarded under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Company.

17. Future Rights

No person shall have any claim or rights to be granted an award under the Plan, and no participant shall have any rights under the Plan to be retained in the employ of the Company (or any subsidiary or affiliate).

18. Governing Law; Severability; Legal Compliance

The validity, construction and effect of the Plan, any award agreements or other documents setting forth the terms of an award, and any actions taken or relating to the Plan shall be determined in accordance with the laws of the State of California and applicable Federal law. If any provision of the Plan, any award agreement, or any other document setting forth the terms of an award shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of the Plan or such other document shall continue in effect.

The Plan, the granting and vesting of awards under the Plan and the issuance and delivery of Common Stock and/or the payment of money under the Plan or under awards granted hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities and banking laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements.

19. Successors and Assigns

The Plan shall be binding on all successors and assigns of a participant, including, without limitation, the estate of such participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the participant's creditors.

20. Rights as a Stockholder

Except as otherwise provided in the award agreement, a participant shall have no rights as a stockholder until he or she becomes the holder of record of shares of Common Stock.

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Directions to the STPC
(Located at NGST, Redondo Beach, California)


LAX
MANHATTAN MARRIOTT
NORTHROP GRUMMAN SPACE TECHNOLOGY PRESENTATION CENTER
Marine Ave.
Parking
Manhattan Beach Blvd.
VICINITY MAP

South of Redondo Beach
I-405 North
Take Rosecrans exit – West
Turn left onto Rosecrans
Left on Aviation Blvd. (the 3rd stop light)
Left on Marine Ave. (the 2nd stop light)
Turn right at first stop light into Space Park
STPC on your left, parking just
east of building

North of Redondo Beach
I-405 South
Take Rosecrans exit – West
Left on Aviation Blvd. (the 3rd stop light)
Left on Marine Ave. (the 2nd stop light)
Turn right at first stop light into Space Park
STPC on your left, parking just
east of building

East of Redondo Beach
CA-91 West (Beach Cities)
Merge onto I-405 North toward
Santa Monica
Take Rosecrans exit – West
Turn left onto Rosecrans
Left on Aviation Blvd. (the 3rd stop light)
Left on Marine Ave. (the 2nd stop light)
Turn right at first stop light into Space Park
STPC on your left, parking just
east of building

Elected Officers

RONALD D. SUGAR
Chairman and
Chief Executive Officer

WESLEY G. BUSH
President and
Chief Operating Officer

JERRY B. AGEE [1]
Corporate Vice President

JAMES L. CAMERON
Corporate Vice President
and President,
Technical Services

GARY W. ERVIN
Corporate Vice President
and President,
Integrated Systems

DARRYL M. FRASER
Corporate Vice President,
Communications

KENNETH N. HEINTZ
Corporate Vice President,
Controller and
Chief Accounting Officer

ROBERT W. HELM
Corporate Vice President,
Government Relations

ALEXIS C. LIVANOS
Corporate Vice President
and President,
Space Technology

LINDA A. MILLS
Corporate Vice President
and President,
Information Technology

ROSANNE P. O'BRIEN [2]
Corporate Vice President

JAMES R. O'NEILL [3]
Corporate Vice President

JAMES F. PALMER
Corporate Vice President
and Chief Financial Officer

C. MICHAEL PETTERS
Corporate Vice President
and President,
Shipbuilding

JAMES F. PITTS
Corporate Vice President
and President,
Electronic Systems

MARK RABINOWITZ
Corporate Vice President
and Treasurer

PHILIP A. TEEL
Corporate Vice President
and President Elect,
Mission Systems

W. BURKS TERRY
Corporate Vice President
and General Counsel

STEPHEN D. YSLAS
Corporate Vice President,
Secretary and
Deputy General Counsel

IAN V. ZISKIN
Corporate Vice President,
Chief Human Resources and
Administrative Officer

[1] To retire August 2008
[2] To retire May 2008
[3] To retire May 2008

Board of Directors

RONALD D. SUGAR
Chairman and
Chief Executive Officer,
Northrop Grumman Corporation

LEWIS W. COLEMAN [2 4 5† 6]
President and
Chief Financial Officer,
DreamWorks Animation SKG
(film animation studio)

VIC FAZIO [1 3† 4]
Senior Advisor, Akin Gump
Strauss Hauer & Feld LLP
(law firm)

DONALD E. FELSINGER [4 5]
Chairman and
Chief Executive Officer,
Sempra Energy
(energy company)

STEPHEN E. FRANK [4† 5]
Former Chairman, President
and Chief Executive Officer,
Southern California Edison
(electric utility company)

PHILLIP FROST [1 2 3 5]
Vice Chairman,
OpkoHealth, Inc.
(specialty pharmaceutical company)

CHARLES R. LARSON [1 2]
Admiral, U.S. Navy (Ret.)

RICHARD B. MYERS [3 4 5]
General, U.S. Air Force (Ret.)
and former Chairman of the
Joint Chiefs of Staff

PHILIP A. ODEEN* [1 2]
Non-Executive Chairman,
AES Corporation
(international power company)

AULANA L. PETERS [1† 3 4]
Retired Partner,
Gibson, Dunn & Crutcher
(law firm)

KEVIN SHARER [2†]
Chairman, Chief Executive Officer
and President,
Amgen, Inc.
(biotechnology company)

[1] Member of Compliance, Public Issues and Policy Committee
[2] Member of Finance Committee
[3] Member of Nominating and Corporate Governance Committee
[4] Member of Audit Committee
[5] Member of Compensation and Management Development Committee
[6] Independent Lead Director
† Committee Chairperson

* Philip A. Odeen will be retiring in May of 2008

General Information

Information on Northrop Grumman and its sectors, including press releases and this annual report, can be found on our home page at www.northropgrumman.com. Shareholders can also receive copies of this report or quarterly earnings statements by mail from The Wall Street Journal Annual Report Service. To request information by mail, call (800) 654-2582 or fax your request to (800) 965-5679.

Wednesday, May 21, 2008
8 a.m. PDT
Space Technology
Presentation Center
One Space Park
Redondo Beach, California 90278
(310) 813-1002

Deloitte & Touche LLP,
Los Angeles

Northrop Grumman Corporation common stock is listed on the New York Stock Exchange (trading symbol NOC).

The CEO/CFO certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act are included as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K. In addition, an annual CEO certification was submitted by the Corporation's CEO to the NYSE on June 1, 2007 in accordance with the NYSE's listing standards.

Registered owners of Northrop Grumman Corporation common stock are eligible to participate in the company's Automatic Dividend Reinvestment Plan. Under this plan, shares are purchased with reinvested cash dividends and voluntary cash payments of up to a specified amount per calendar year.

For information on the company's Dividend Reinvestment Service or for assistance with other stock ownership inquiries, contact our Transfer Agent and Registrar, Computershare, (877) 498-8861 or send a message via the Internet. Computershare's address is www.computershare.com. Questions regarding stock ownership may also be directed to Northrop Grumman's Shareholder Services at (310) 201-3286.

Stockholders with more than one account or who share the same address with another stockholder may receive more than one annual report. To eliminate duplicate mailings or to consolidate accounts, contact Computershare. Separate dividend checks and proxy materials will continue to be sent for each account on our records.

Securities analysts, institutional investors and portfolio managers should contact Northrop Grumman Investor Relations at (310) 201-3423 or send an e-mail to investors@ngc.com.

Inquiries from the media should be directed to Northrop Grumman Corporate Communications at (310) 201-3335 or send an e-mail to newsbureau@ngc.com.

END

NORTHROP GRUMMAN

DEFINING THE FUTURE